Exhibit 99.69

PALMAREJO PROJECT

SW Chihuahua State, Mexico

TECHNICAL REPORT

Prepared for Franco-Nevada Corporation

January 1, 2011

Prepared by or under the Supervision of:

Daniel Thompson, Manager of Technical Services, P.E, Coeur d’Alene Mines Corporation, a Qualified Person under NI 43-101.

Michael Maslowski, Assistant General Manager, Coeur Mexicana, Coeur d’Alene Mines Corporation, a Qualified Person under NI 43-101, Member AIPG (CPG).

Keith Blair, Manager, Applied Geoscience LLC, a Qualified Person under NI 43-101, Member AIPG (CPG).

Coeur d’Alene Mines, Palmarejo Technical Report, January 1, 2011

1

TABLE OF CONTENTS

SECTION	PAGE

SECTION 1 - SUMMARY	11
1.1 Property Description and Location	11
1.2 Exploration	12
1.3 Status of Development and Mine Operations	13
1.4 Mineral Resource and Mineral Reserve Estimates	13
1.5 Economic Analysis	16
1.6 Conclusions and Recommendations	19
SECTION 2 - INTRODUCTION	20
SECTION 3 - RELIANCE ON OTHER EXPERTS	21
SECTION 4 - PROPERTY DESCRIPTION AND LOCATION	22
4.1 Location	22
4.2 Land Area	23
4.3 Agreements and Encumbrances	25
4.4 Title Opinion	29
4.5 Ejido Agreements	29
4.6 Property Rights Summary Statement	30
4.7 Environmental Considerations and Status of Regulatory and Permits	30
SECTION 5 - ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	32
5.1 Accessibility	32
5.2 Climate	32
5.3 Local Resources and Infrastructure	32
5.4 Physiography and Vegetation	33
SECTION 6 - HISTORY	36
6.1 Pre-Planet Gold (Coeur) Exploration and Mining History	36
6.2 Planet Gold Exploration History	39
6.3 Historic Resource Estimates	39
6.4 Coeur Mexicana Production	45
SECTION 7 - GEOLOGIC SETTING	47
7.1 Regional Geology	47
7.2 Palmarejo Area	48
7.3 Guadalupe Area	50
7.4 La Patria Area	52
SECTION 8 - DEPOSIT TYPES	2
SECTION 9 - MINERALIZATION	4
9.1 Palmarejo Area	4
9.2 Guadalupe Area	6
9.3 La Patria	9
9.4 Other Areas of Mineralization	10
SECTION 10 - EXPLORATION	12
10.1 Planet Gold Exploration, 2003-2007	12
10.2 Coeur Exploration 2008-Present	13
SECTION 11 - DRILLING	15
11.1 Palmarejo Drill Data	15
11.2 Guadalupe Drill Data	15
11.3 La Patria Drill Data	16
11.4 Core Drilling and Logging	17
11.5 Reverse Circulation Drilling and Logging	18

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SECTION 12 - SAMPLING METHOD AND APPROACH	20
12.1 Summary	20
12.2 Diamond Drilling	20
12.3 Reverse Circulation Drilling	21
SECTION 13 - SAMPLE PREPARATION, ANALYSIS, AND SECURITY	23
13.1 Historic QA/QC and Third Party Reviews	23
13.1.1 Historic Palmarejo QA/QC Program Review by Applied Geoscience, LLC.	23
13.1.2 AMEC’s Review of Palmarejo QA/QC	26
13.1.3 Guadalupe Project Historic QA/QC and Third Party Reviews	28
13.1.4 La Patria Project QA/QC Review	28
13.1.5 Third Party Reviews of Historic QA/QC- Discussion and Recommendations	29
13.2 Coeur QA/QC Programs	29
13.2.1 Coeur QA/QC Summary - Palmarejo Deposit	29
13.2.2 Coeur QA/QC Summary- Guadalupe and District Exploration Targets	37
SECTION 14 - DATA VERIFICATION	45
14.1 GEMCOM Gems™ vs. acQuire Database Validation	45
SECTION 15 - ADJACENT PROPERTIES	46
15.1 La Curra Property	46
SECTION 16 - MINERAL PROCESSING AND METALLURGICAL TESTING	47
16.1 Historic Third Party Test Programs Summary	47
16.2 Palmarejo Metallurgical Testwork Summary	61
16.3 Guadalupe Metallurgical Testwork Summary	61
SECTION 17 - MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
17.1 Mineral Resource Estimation Methodology Palmarejo Deposit
17.1.1 Assay Data
17.1.2 Material Density
17.1.3 Geology Modeling
17.1.4 Exploratory Data Analysis (EDA)
17.1.5 Block Model Estimation Methodology Palmarejo
17.1.6 Block Model Validation
17.1.7 Resource Classification
17.1.8 Statement of Mineral Reserves and Resources Palmarejo Deposit
17.2 Mineral Resource Estimation Methodology Guadalupe Deposit
17.2.1 Data
17.2.2 Density
17.2.3 Deposit Geology Pertinent to Resource Modeling
17.2.4 Exploratory Data Analysis (EDA)
17.2.5 Block Model Estimation Methodology Guadalupe
17.2.6 Block Model Validation
17.2.7 Classification Scheme
17.2.8 Statement of Mineral Reserves and Resources Guadalupe Deposit
17.3 Mineral Resource Estimation Methodology La Patria
17.3.1 Data
17.3.2 Material Density
17.3.3 Geological Model
17.3.4 Exploratory Data Analysis (EDA)

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17.3.5 Block Model Estimation Methodology La Patria
17.3.6 Block Model Validation
17.3.7 Resource Classification
17.3.8 Statement of Mineral Reserves and Resources La Patria
17.4 Summary of Mineral Reserves and Resources Palmarejo District
SECTION 18 - OTHER RELEVANT DATA AND INFORMATION
SECTION 19 - INTERPRETATION AND CONCLUSIONS
SECTION 20 - RECOMMENDATIONS
SECTION 21 - REFERENCES
SECTION 22 - ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES
22.1 Mining Operations
22.1.1 Palmarejo Operations
22.1.2 Guadalupe Operations
22.2 Processing and Recoverability
22.3 Markets and Contracts
22.4 Environmental Considerations
22.5 Taxes
22.5.1 Overview
22.5.2 Taxable Income and Rates
22.6 Royalties
22.7 Capital and Operating Expenses
22.7.1 Capital Cost Estimate Palmarejo and Guadalupe
22.7.3 Operating Cost Estimate Palmarejo
22.7.4 Operating Cost Estimate Guadalupe
22.8 Economic Analysis
22.10 Mine Life
SECTION 23 - DATE AND SIGNATURE PAGE
SECTION 24 - CERTIFICATES OF QUALIFIED PERSONS
APPENDIX A - ABBREVIATIONS AND GLOSSARY OF TERMS

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LIST OF TABLES
Table 1.1: Total Palmarejo District Resource Inclusive of Mineral Reserves	15
Table 1.2: Total Palmarejo District Mineral Reserves	15
Table 1.3: Total Palmarejo District Mineral Resource Exclusive of Mineral Reserves	16
Table 1.4: Palmarejo Operating Cost Estimates	17
Table 1.5: Guadalupe Mine Operating Cost Estimates	17
Table 1.6: Economic Analysis	18
Table 4.1: Mining Concessions Owned 100% by Coeur Mexicana	24
Table 4.2: Mining Concessions Partially Owned by Coeur Mexicana	24
Table 4.3: CMP Agreement Concessions	26
Table 4.4: Carmen Breach Valenzuela Agreement Concessions	27
Table 4.5: Ricardo Rodriguez Lugo and Joaquin Rodriguez Lugo Agreement Concessions	27
Table 4.6: James Patterson Agreement Concessions	28
Table 6.1: Minas Huruapa S.A. de C.V. Production at Palmarejo Mine: 1979 to 1992	37
Table 6.2: Pre-Planet Gold Estimates of “Reserves” for the Palmarejo Mine	38
Table 6.3: Palmarejo 2004 Inferred Silver and Gold Resources	38
Table 6.4: Palmarejo 2005 Silver and Gold Resources	39
Table 6.5: Palmarejo 2006 Silver and Gold Resources	40
Table 6.6: Palmarejo 2007 Silver and Gold Resources; September 2007	41
Table 6.7: Guadalupe Inferred Resources; October 2006	41
Table 6.8a: Guadalupe Indicated Resources; September 2007	42
Table 6.8b: Guadalupe Inferred Resources; September 2007	42
Table 6.9: La Patria Inferred Resources: September 2007	43
Table 6.10: Total Palmarejo District Resource, January 1, 2009	43
Table 6.11: Total Palmarejo District Mineral Reserves, January 1, 2009	43
Table 6.12: January 1, 2009 Total Palmarejo District Mineral Resource	44
Table 6.13: January 1, 2010 Total Palmarejo District Resource	44
Table 6.14: Total Palmarejo District Mineral Reserves, January 1, 2010	44
Table 6.15: Total Palmarejo District Mineral Resource, January 1, 2010	45
Table 6.16: Coeur Palmarejo Mine Ore Production- Inception to December 31, 2010	45
Table 10.1: Planet Gold Palmarejo Underground Channel Sample Database Statistics	12
Table 10.2: Coeur Drilling and Sampling Jan 2008 to Dec 2010	14
Table 11.1: Palmarejo Drilling Summary- Planet Gold	15
Table 11.2: Guadalupe Drilling Summary- Planet Gold	15
Table 11.3: Planet Gold Guadalupe Drill-Hole Database	15
Table 11.4: Guadalupe Resource Drill Data- YE2010 Model	16
Table 11.5: Planet Gold Drilling at La Patria, 2005-2006	16
Table 11.6: Planet Gold 2005-2006 La Patria Drill-Hole Database	16
Table 11.7: La Patria Post-Resource Drilling Summary	17
Table 11.8: Total Drilling at La Patria, 2005-2007	17
Table 13.1: Palmarejo Project Custom Standards — Expected Values	32
Table 13.2: QC Sample Insertion Summary	32
Table 13.3: Field and QA/QC Sample Activity 2009	39
Table 13.4: Field and QA/QC Sample Activity 2010	40
Table 13.5: Standards Used in 2010	40
Table 13.6: Duplicate Sample Summary	42
Table 14.1: MDA Assay Certificate Audit Results	45
Table 16.1: Samples Tested	47

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Table 16.2: Comminution Testwork Summary	51
Table 16.3: Different Process Route Testwork Summary	42
Table 16.4: Flotation Testwork Summary	53
Table 16.5: Leaching Testwork Summary	54
Table 16.6: Cyanide Destruction Testwork Summary	55
Table 16.7: Settling Testwork Summary	57
Table 16.8: Oxygen Uptake Testwork Summary	59
Table 16.9: Merrill Crowe Zinc Precipitation Testwork Summary	59
Table 16.10: Guadalupe Metallurgical Samples Selected	61
Table 16.11: Guadalupe Metallurgical Test Results	63
Table 16.12: Mineral Species at Guadalupe and Palmarejo	64
Table 17.1: Palmarejo Specific-Gravity Statistics by Geology
Table 17.2: Palmarejo Specific-Gravity by Geology
Table 17.3: Lithological Unit Descriptions and Codes
Table 17.4: Minas Huruapa Production 1979 to 1992
Table 17.5: La Blanca Structure - Vein and Stockwork Solids
Table 17.6: Vein and Stockwork Solids — La Patria and La Victoria Structures
Table 17.7: La Blanca Structure — 76-108 Clavo Areas Initial Grade Trim Levels
Table 17.8: La Blanca Structure — 76-108 Clavo Areas Sample Statistics by Mineral Type
Table 17.9: La Blanca Structure — Metal Trimming Levels
Table 17.10: La Prieta and La Victoria Structures - Capped Composites
Table 17.11: La Blanca Structure — Composite Statistics
Table 17.12: La Patria- La Victoria Structures; Composite and Capped Composite Statistics
Table 17.13: La Blanca Structure — Correlogram Models by Mineral Type
Table 17.14: 76 Clavo Area — Correlogram Models by Metal Indicator Domain
Table 17.15: La Prieta — La Victoria Structures - Correlogram Parameters
Table 17.16: Block Model Geometry
Table 17.17: La Blanca Structure — Estimation Parameters
Table 17.18: La Prieta and La Victoria Structures - Grade Estimation Parameters
Table 17.19: Grade Models and Composites: Gold and Silver Statistics
Table 17.20: Resource Classification Parameters
Table 17.21: Proven and Probable Mineral Reserves — Palmarejo Deposit
Table 17.22: Total Palmarejo Deposit Resource Inclusive of Mineral Reserves
Table 17.23: Palmarejo Deposit Resource Exclusive of Mineral Reserves
Table 17.24: Guadalupe Specific-Gravity Statistics: Mineralized Core Samples
Table 17.25: Guadalupe Domain Codes

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Table 17.26: Raw Assay Length Statistics by Domain
Table 17.27: Raw Assay Statistics for Gold by Domain YE 2010
Table 17.28: Raw Assay Statistics for Silver by Domain YE 2010
Table 17.29: Cap Statistics for Silver & Gold Composites (1.50m)
Table 17.30: Descriptive Statistics for Uncapped Gold Composites (1.50m)
Table 17.31: Descriptive Statistics for Capped Gold Composites (1.50m)
Table 17.32: Descriptive Statistics for Uncapped Silver Composites (1.50m)
Table 17.33: Descriptive Statistics for Capped Silver Composites (1.50m)
Table 17.34: Search Parameters & Rotations
Table 17.35: Block Model Geometry
Table 17.36: Interpolation Restrictions
Table 17.37: Guadalupe Deposit Mineral Reserves
Table 17.38: Guadalupe Deposit Mineral Resource Inclusive of Mineral Reserves
Table 17.39: Guadalupe Deposit Mineral Resource Exclusive of Mineral Reserves
Table 17.40: La Patria Specific-Gravity Statistics: Mineralized Core Samples
Table 17.41: Gold Domain Statistics — La Patria
Table 17.42: Gold Capping Statistics — La Patria
Table 17.43: Silver Domain Statistics — La Patria
Table 17.44: Silver Capping Statistics — La Patria
Table 17.45: Gold Composite Statistics — La Patria
Table 17.46: Silver Composite Statistics — La Patria
Table 17.47: Estimation Parameters — La Patria
Table 17.48: La Patria Domain Classification Parameters: Ag and Au
Table 17.49: La Patria Deposit Mineral Resources
Table 17.50: Total Palmarejo District Mineral Reserves
Table 17.51: Total Palmarejo District Resource Inclusive of Mineral Reserves
Table 17.52: Total Palmarejo District Mineral Resource Exclusive of Mineral Reserves
Table 22.1: Remaining Life of Mine Production Summary - Palmarejo and Guadalupe
Table 22.2: Underground Economic Parameters and Cutoff Grade
Table 22.3: Palmarejo Mining Methods and Stope Design Parameters
Table 22.4: Palmarejo Underground Development Summary
Table 22.5: Palmarejo Underground Development Schedule Summary
Table 22.6: Palmarejo Underground Production Schedule Summary
Table 22.7: Open Pit Economic Parameters for Pit Optimization
Table 22.8: Open Pit Slope Parameters
Table 22.9: Whittle™ Pit Results
Table 22.10: Open Pit Economic Parameters, Cutoff Grades, and AuEq Factors
Table 22.11: Yearly Mine Production

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Table 22.12: Guadalupe Mining Methods and Stope Design Parameters
Table 22.13: Summary of Ramp Meters to Main Access Levels
Table 22.14: Guadalupe Underground Primary Development Summary
Table 22.15: Guadalupe Secondary Development
Table 22.16: Guadalupe Underground Development Schedule
Table 22.17: Guadalupe Underground Production Schedule
Table 22.18: Underground Equipment
Table 22.19: Estimated Ventilation Requirements
Table 22.20: Ventilation Distribution Summary
Table 22.21: Palmarejo Operating Cost Estimates
Table 22.22: Operating Cost Summary
Table 22.23: Economic Analysis
Table 22.24: Sensitivity of Project Performance to Gold and Silver Price
Table 22.25: Sensitivity of Project Performance to a 10% Increase in Gold and Silver Grade
Table 22.26: Sensitivity of Project Performance to a 10% Decrease in Gold and Silver Grade
Table 22.27: Sensitivity of Project Performance to a 10% Increase in Operating Cost
Table 22.28: Sensitivity of Project Performance to a 10% Decrease in Operating Cost
Table 22.29: Sensitivity of Project Performance to a 10% Increase in Capital Costs
Table 22.30: Sensitivity of Project Performance to a 10% Decrease in Capital Costs

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LIST OF FIGURES
Figure 1.1: Regional Map Showing Project Location	11
Figure 1.2: Localized Map Showing Project Location	12
Figure 1.3: Locations of Palmarejo Mineral Deposits	14
Figure 4.1: Location of the Palmarejo District	22
Figure 4.2: Property Map of the Palmarejo District	25
Figure 5.1: Overview of the Palmarejo Area	34
Figure 5.2: Overview of the Guadalupe Area	35
Figure 7.1: Regional Geology of the Palmarejo Area	48
Figure 7.2: Geologic Map of the Palmarejo Area	49
Figure 7.3: Geologic Map of the Guadalupe Area	50
Figure 7.4: Cross Section of the Guadalupe Structure	52
Figure 7.5: Geologic Map of the La Patria Area	1
Figure 8.1: Low Sulfidation Polymetallic Silver-Gold Mineralization	3
Figure 9.1: Four Breccia Types of the Palmarejo Mineralized Veins	5
Figure 9.2: Photo Showing the Guadalupe Norte Clay Alteration	7
Figure 9.3: Photo Showing Sulfide Mineralization	7
Figure 9.4: Photo Showing Mineralized Rhodochrosite	8
Figure 9.5: Photo Showing Late-Deposited Carbonates	8
Figure 9.6: Poorly Mineralized Structure at Surface and Clay Alteration at Guadalupe Norte.	9
Figure 13.1: Standards Analysis	34
Figure 13.2: Sample Duplicate QQ Analysis	42
Figure 13.3: 2010 Check Assays	62
Figure 16.1: Location of Samples for Metallurgical Testing	62
Figure 16.2: Location of Samples for Mineralogical Studies	64
Figure 16.3: Photomicrograph of Drill Hole TGDH-254
Figure 17.1 Palmarejo Project — Model Domain Areas
Figure 17.2: Plan View Showing Section Orientation
Figure 17.3: AMEC/Coeur 2007 Void Model — 3-D view
Figure 17.4: La Blanca Structure — 76 Clavo: Detail Mineral Type Model
Figure 17.5: La Blanca Structure — 76 Clavo Au Indicator Domains
Figure 17.6: La Blanca Structure — 76 Clavo Ag Indicator Domains
Figure 17.7: Domains Solid Model - Plan View
Figure 17.8: La Blanca- 76 Clavo Blocks and Composites Colored by Gold Grade
Figure 17.9: La Blanca-76 Clavo Blocks and Composites Colored by Silver Grade
Figure 17.10: La Blanca-76 Clavo Blocks and Composites Colored by Gold Grade
Figure 17.11: La Blanca-76 Clavo Blocks and Composites Colored by Silver Grade
Figure 17.12: QVBX Domains Surrounded by Stockwork Solid
Figure 17.13: Box Whisker Plot of Raw Assay Lengths
Figure 17.14: Block Model Geometry
Figure 17.15: Ag Block Grades vs. Ag Composites
Figure 17.16: Au Block Grades vs. Au Composites
Figure 17.17: La Patria Vertical Section Mineralized Envelopes

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Figure 17.18: La Patria Vertical Section Block Model
Figure 22.1: Section-104 at 76 Clavo with Gold Equivalent Blocks
Figure 22.2: Palmarejo Underground Mining Methods
Figure 22.3: Pit Slope Design Parameters
Figure 22.4: Rosario Starter Pit and Chapatillo Phase 1 Pit Designs
Figure 22.5: Rosario Phase 1A Pit Design
Figure 22.6: Rosario Phase 1 Pit Design
Figure 22.7: Rosario Phase 2 Pit Design
Figure 22.8: Palmarejo Ultimate Pit Design
Figure 22.9: Guadalupe Stope Design
Figure 22.10: Longsection showing Mining Methods
Figure 22.11: Guadalupe Underground Development and Stopes
Figure 22.12: Guadalupe Air Ventilation System Arrangement
Figure 22.13: Proposed Roads Guadalupe

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SECTION 1 - SUMMARY

This Technical Report concerns the Palmarejo silver and gold project located in the Sierra Madre mountain range in the western portion of the state of Chihuahua, Mexico. The data presented in this report are related to the Palmarejo, Guadalupe, and La Patria deposits and their Mineral Resource and Reserve estimates.  The information in this Technical Report is effective as of January 1, 2011, unless otherwise stated.

1.1 Property Description and Location

The Palmarejo Project is located about 420 kilometers by road southwest of the city of Chihuahua in the state of Chihuahua in northern Mexico and on the western edge of the Sierra Madre Occidental in the Témoris mining district (Figure 1.1). The Guadalupe deposit is located about 7 kilometers southeast of the Palmarejo Mine.  The La Patria deposit is located southwest of Guadalupe (Figure 1.2).  The terms “Palmarejo Project” or “Palmarejo District” used in this document refer to all three of the above mentioned deposits and consist of approximately 12,158 hectares covered by mining concessions.  Coeur Mexicana owns or controls a 100% interest in 12,109 hectares, a 50% interest in one concession of 43.77 hectares and 60% interest in two concessions totaling 5 additional hectares.  Subject to the description of agreements in Section 4 of this report, there are no known title concerns that would affect the continued development or operation of the mine.

Figure 1.1: Regional Map Showing Project Location

11

Figure 1.2: Localized Map Showing Project Location

1.2 Exploration

Current exploration planning at the Palmarejo mine is to continue infill drilling in order to aid in optimizing the open pit and underground mine design and also to elevate Inferred Resources to Measured and Indicated status.  Current exploration at Guadalupe has been designed to Inferred Resources to Measured and Indicated status and to expand known mineralization along strike to the northwest and at depth.  There will also be continued infill diamond core drilling at both sites in order to aid in optimizing the underground mine design.  Other targets are being evaluated throughout the tenement block.

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1.3 Status of Development and Mine Operations

The Palmarejo Mine experienced its first complete year of operation in 2010 and recovered over 5.9 million ounces of silver and 102,000 ounces of gold.   The final tailings dam began receiving tails during 2010 and continues to be constructed to the final design crest elevation over the next three years.

Ore is mined by both conventional open pit techniques and by longhole underground techniques.  Open pit mining operations are at full capacity.  Haulage access to the process plant run-of-mine (ROM) stockpile and all waste dump areas are complete. Underground operation began stoping in mid-2010 with both transverse and longitudinal stopes.  During 2010 the Cement Rock Fill (CRF) backfill plant was completed and will be in full operation in the first quarter of 2011.

Current Mineral Reserves at the Palmarejo Mine include  the “Rosario”, “Tucson”, and “Chapotillo” areas, mined by open pit methods and the “Rosario”, “76” and “108” areas, mined by underground methods (see Figure 7.2 in Section 7 of this report).

The Guadalupe mine operation will operate as a satellite to the Palmarejo Mine, with production scheduled to begin in 2012.  The Palmarejo Mine will provide processing, tailings and administrative support for the Guadalupe Mine.  Ore will be mined by longhole underground techniques and potentially by conventional open pit techniques during the life of the project (see Section 22).  The current plan has ore material mined from Guadalupe to be hauled to the Palmarejo Mine site for processing at the existing Palmarejo mill.

1.4 Mineral Resource and Mineral Reserve Estimates

The silver and gold mineral deposits in the Palmarejo district are zoned epithermal occurrences hosted in quartz veins and quartz-rich breccias within a package of volcanic and volcano-sedimentary rocks known to host similar occurrences in the Sierra Madre Occidental of northern Mexico.  The style of mineralization is typical of other epithermal precious metal deposits in the range as well as other parts of the world. Three deposits comprise the Mineral Resources and Reserves cited in this report — Palmarejo, Guadalupe and La Patria (there are other mineralized targets on the property).  The locations of mineralized structures are shown in red on the map below (Figure 1.3).  The Palmarejo deposit includes the La Blanca and La Prieta veins that form a wishbone shown to the north.  The Guadalupe and La Patria structures are shown to the south of the Palmarejo project.

13

Figure 1.3: Locations of Palmarejo Mineral Deposits

Palmarejo District

750000
755000
760000
3035000
3030000
3025000
3020000
N
Palmarejo
La Finca
San Juan de Dios
Cerro de los Hilos
Los Bancos
Guadalupe Norte
Todos Santos
Guadalupe
La Patria
La Virginia
Maclovia
Guerra al Tirano
LEGEND
Vein Structures
Reserves
Resources
Tested
Upper Volcanic Series
Lower Volcanic Series
Coeur

14

The Mineral Resources and Mineral Reserves for the Palmarejo District stated below are effective January 1, 2011, and include the Palmarejo, Guadalupe, and La Patria silver and gold deposits.  Palmarejo Mineral Resources are comprised of open pit resources above a cutoff grade of 1.01 g/t AuEq within a Whittle™ optimized pit at metal prices of US$1,300/oz gold and US$20.00/oz silver and underground resources above a cutoff grade of 2.08 g/t AuEq. Guadalupe Mineral Resources are comprised of resources above a cutoff grade of 1.80 g/t AuEq.  For the Guadalupe and Palmarejo deposit resource estimates, the cutoff grade calculation was done using metals prices of US$1,300/oz gold and US$20.00/oz silver, and an Au equivalent factor of 75.75 (see Section 17 for a detailed explanation of the AuEq factor). The La Patria Mineral Resource, effective September 17, 2007, used a cut-off of 0.80 g/t AuEq (using a price of $600/oz Au and $11/oz Ag).  Due to rounding, there may be some minor variations in tonnes, grades or contained ounces.  Total Mineral Resources for the Palmarejo District, inclusive of Mineral Reserves, are stated in Table 1.1.

Table 1.1: Total Palmarejo District Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	5,617,500	2.73	212	493,400	38,339,900
Indicated	10,112,200	1.71	151	556,300	49,025,700
Meas. and Ind.	15,729,700	2.08	173	1,049,700	87,365,600
Inferred	10,847,500	1.81	98	631,000	34,225,000

Total Mineral Resource includes Proven and Probable Reserves

Cut-off grade for Palmarejo deposit: open pit 1.01 g/tAuEq, underground 2.08 g/tAuEq

Cut-off grade for Guadalupe deposit: underground only 1.80 g/tAuEq

Cut-off grade for La Patria deposit 0.80 g/t AuEq

The Proven and Probable Mineral Reserves, effective January 1, 2011, are based on Measured and Indicated Mineral Resources only (Table 1.2).  The total Mineral Reserves for the Palmarejo District include the Palmarejo and Guadalupe deposits only.  There are no Mineral Reserves defined for the La Patria deposit.  The separate Mineral Reserves for each deposit are detailed in Section 17 of this report.  Each ore body has been evaluated using the appropriate mining method and corresponding cut-off grades using metal prices of US$16.25/ oz silver and US$1,025/ oz gold.  Palmarejo Deposit Mineral Reserves were calculated using an open pit cutoff grade of 1.27 g/t AuEq and an underground cutoff grade of 2.64 g/t AuEq.   Guadalupe Mineral Reserves were calculated using a cutoff grade of 2.29 g/t AuEq (there are no open pit Reserves at Guadalupe).

Table 1.2: Total Palmarejo District Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	4,217,300	3.22	244	436,600	33,095,700
Probable	8,182,100	1.65	147	433,600	38,661,700
Total	12,399,400	2.18	180	870,200	71,757,400

Metal prices used were $1,025 US per Au ounce, $16.25 US per Ag ounce

Includes Mineral Reserves for Palmarejo and Guadalupe deposits

Table 1.3 shows the remaining Mineral Resource for the Palmarejo District (including the Palmarejo, Guadalupe and La Patria deposits) exclusive of the Mineral Reserves. Coeur emphasizes that the following Mineral Resources have not demonstrated economic viability.

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Table 1.3: Total Palmarejo District Mineral Resource Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	1,472,400	1.20	111	56,800	5,244,200
Indicated	2,613,000	1.60	136	134,700	11,404,300
Total	4,085,400	1.46	127	191,500	16,648,500
Inferred	10,703,600	1.82	98	625,300	33,807,800

Mineral Resources are in addition to Reserves and have not demonstrated economic viability

Cut-off grade for Palmarejo deposit: open pit 1.01 g/tAuEq, underground 2.08 g/tAuEq

Cut-off grade for Guadalupe deposit: underground only 1.80 g/tAuEq

Cut-off grade for La Patria deposit 0.80 g/tAuEq

1.5 Economic Analysis

The economic analysis for Palmarejo District was based on a cash flow model which included the following inputs:

•                  Mineral Reserves as of January 1, 2011;

•                  silver and gold prices of $1,025/oz Au and $16.25/oz Ag;

•                  metallurgical recovery for silver and gold based on actual process plant results obtained to date and predicted results based on a Carbon In Leach (CIL) expansion to the existing process;

•                  smelting and refining costs based on LOM budget;

•                  underground and open-pit mine production plans and schedules for Palmarejo and Guadalupe;

•                  underground and open pit mining, ore processing and general and administration (G and A) operating costs based on LOM budget for Palmarejo and Guadalupe;

•                  capital cost inputs including remaining construction, operating, sustaining and underground development capital for Palmarejo and Guadalupe;

•                  royalty payments to Franco Nevada Corporation for 50% of the gold produced based on the agreed pricing mechanism; and

•                  reclamation costs as outlined in Section 4 of this report.

Input parameters for ore and metal production, metallurgical recovery, capital and operating costs, and project schedule are based on current mine planning, detailed engineering, capital and operating cost updates and construction progress to date. The operating cost assumptions, metal prices, and process plant recoveries used for estimating open pit and underground reserves at Palmarejo and underground reserves at Guadalupe are summarized in Tables 1.4 and 1.5 (see Section 22 for detailed costs and economic analysis).

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Table 1.4: Palmarejo Operating Cost Estimates

Item	Unit	Cost
Open Pit Mining	$/tonne mined	$1.48
Underground Mining	$/tonne mined	$41.00
Processing	$/tonne ore	$28.35
G & A - Open Pit	$/tonne ore	$8.52
G & A - Underground	$/tonne ore	$9.15
Dore Shipping and Refining	$/tonne ore	$2.10
Cut-off Grade - Open Pit - Internal	g/t AuEq	1.27
Cut-off Grade - Underground	g/t AuEq	2.64
Gold Price	$/oz	$1,025
Silver Price	$/oz	$16.25
Mill Recovery - Gold	%	93
Mill Recovery - Silver	%	80
Payable Metal - Gold	%	99.75
Payable Metal - Silver	%	99.50

Table 1.5: Guadalupe Mine Operating Cost Estimates

Item	Unit	Value
Underground Mining	$/tonne mined	$34.01
Processing	$/tonne ore	$28.35
Transport*	$/tonne ore	$2.56
G & A	$/tonne ore	$2.92
Dore Shipping and Refining	$/tonne ore	$2.10

*From Guadalupe to Palmarejo Mill

Cut-off Grade - Underground	g/t AuEq	2.29
Gold Price	$/oz	$1,025
Silver Price	$/oz	$16.25
Mill Recovery - Gold	%	93
Mill Recovery - Silver	%	80
Payable Metal - Gold	%	99.75
Payable Metal - Silver	%	99.50

A summary of the economic analysis is shown in Table 1.6.  The production schedule is based on concurrent mining of the Palmarejo open pit and underground Mineral Reserves and the Guadalupe underground Mineral Reserves.

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Table 1.6: Economic Analysis

	Unit	Palmarejo	Guadalupe
Mine Production
Open Pit Tonnes	kt	3,350,747
Ore Au Grade	g/t Au	1.46
Ore Ag Grade	g/t Ag	178
Underground Tonnes	kt	2,352,876	6,661,761
Ore Au Grade	g/t Au	4.53	1.72
Ore Ag Grade	g/t Ag	277	147
Stockpile	kt	34,005
Ore Au Grade	g/t Au	1.23
Ore Ag Grade	g/t Ag	133
Mill Throughput
Total Ore Processed	kt	12,399,388
Ore Grade Au	g/t Au	2.18
Ore Grade Ag	g/t Ag	180
Metallurgical Recovery Au	%	93%	93%
Metallurgical Recovery Ag	%	80%	80%
Payable Au	Oz Au	99.825%	99.825%
Payable Ag	Oz Ag	99.825%	99.825%
Revenue
Gold Price	$/oz	$1,025
Silver Price	$/oz	$16.25
Gross Revenue	$M	$1,750.1
Operating Costs
Open Pit Mining	$M	$108.2
Underground Mining	$M	$340.8
Milling/Processing	$M	$357.1
Smelting and Refining	$M	$22.5
G & A	$M	$103.2
Corporate Management Fee	$M	$30.1
Royalty(1)	$M	$66.9
Total Operating Cost	$M	$1,028.9
Cash Flow
Operating Cash Flow	$M	$721.3
Construction Capital	$M	$57.5
Operating Capital	$M	$46.3
Capitalized Underground Development	$M	$52.4
Equipment Finance Lease Payments	$M	$39.7
Royalty(1)	$M	$182.7
Reclamation	$M	$19.4
Total Cash Flow (Net Cash Flow)	$M	$323.3

(1)  The royalty agreement provides for a minimum obligation to be paid in monthly payments on a total of 400,000 ounces of gold over an initial eight year period.   After payments have been made on a total of 400,000 ounces of gold, the royalty obligation is payable in the amount of 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400 per ounce, adjusted for inflation.  Payments made during the minimum obligation period will result in a reduction to the remaining minimum obligation.  Payments made beyond the minimum obligation period will be recognized as other cash operating expenses and result in an increase to Coeur Mexicana’s reported cash cost per ounce of silver.

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As of January 1, 2011, the Mineral Reserves are estimated to generate a pre-tax net cash flow of $323.3 million based on future capital expenditure of $195.9 million as illustrated in Table 1.6 above.  The stated Mineral Reserves yield an estimated mine life of approximately eight years.

1.6 Conclusions and Recommendations

The Mineral Reserves demonstrate the economic viability of the Palmarejo and Guadalupe deposits as combined open pit and underground mine operations delivering ores to the flotation/cyanidation mill to recover gold and silver.  Coeur has completed prefeasibility level work at Guadalupe including ore reserve estimation, mine planning, capital and operating cost estimates, and cash flow projections.  Further work on Guadalupe will focus on optimization of mine designs and plans to maximize economic benefit of this addition to Palmarejo.

It is recommended, based on the Guadalupe engineering studies completed to date, that Coeur continue to advance the Guadalupe project to the construction phase.  The Qualified Persons have visited the project sites and have reviewed all information regarding their relevant scopes of work (see Section 2). Data and assumptions used in the estimation of Mineral Resources and Mineral Reserves summarized in this report have also been reviewed by the Qualified Persons and they believe that the data are an accurate and reasonable representation of the Palmarejo silver-gold project.

It is the opinion of the Qualified Persons for this report that the Mineral Resource and Reserve estimates are based on valid data and are reasonably estimated using standard engineering practices. There are no known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Palmarejo and Guadalupe Mineral Reserves.

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SECTION 2 - INTRODUCTION

This Technical Report was prepared by the staff of Coeur d’Alene Mines Corporation (Coeur), a publically-traded silver and gold mining company listed on the New York Stock Exchange as CDE, the Toronto Stock Exchange as CDM.  The report has been prepared to provide scientific and technical information on the continuing operations and exploration of the Palmarejo Mine and surrounding concessions controlled by Coeur Mexicana (Palmarejo District) in a manner that is in accordance with Canadian National Instrument 43-101 disclosure and reporting requirements.

Mine Development Associates (MDA) authored previous Technical Reports pertaining to the Palmarejo District for the prior owners, Bolnisi Gold NL (BSG) and Palmarejo Silver and Gold Co (PJO).  On December 21, 2007, Coeur acquired all of the outstanding stock of BSG, an Australian company listed on the Australian Stock Exchange, and PJO, a Canadian company listed on the TSX Venture Exchange. The principal asset of BSG was its ownership of 72.8% of the outstanding common shares of PJO. PJO, through its operating company Planet Gold S.A.de C.V., was engaged in the exploration and development of silver and gold properties located in Mexico. Among those was the Palmarejo Project. Section 21 details the sources of information used in the preparation of this report.

The Qualified Persons and contributors to this Technical Report are either senior members of Coeur’s corporate and technical staff or consultants retained to assist in preparing certain portions of the Technical Report.  The contributors are or have been involved with the mineral exploration and extraction activities conducted by Coeur in the Palmarejo District.

The Qualified Persons for this Technical Report are Daniel Thompson, Keith Blair, and Michael Maslowski, Qualified Persons per NI43-101.  Mr. Thompson (PE) is Coeur’s Corporate Manager of Technical Services, and last visited the property from October 4th-8th, 2010.  Mr. Thompson is the Qualified Person regarding the open pit reserve estimate for the Palmarejo deposit. Mr. Blair (CPG) is a consulting geologist who has been contracted to prepare a Mineral Resource estimate for the Palmarejo deposit and last visited site from July 13th-16th, 2010.  Mr. Blair is the Qualified Person for the Palmarejo deposit resource estimate. Mr. Maslowski (CPG) is the Assistant General Manager of Coeur Mexicana and currently works at the Palmarejo Mine site; he is the Qualified Person for all other aspects of this report.

The information contained in this Technical Report is current as of January 1, 2011 unless otherwise noted.

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SECTION 3 - RELIANCE ON OTHER EXPERTS

The authors of this report state that they are the Qualified Persons for those areas identified in the appropriate “Certificate of Qualified Person” attached to this report.  The authors may have relied upon, and believe there is a sound basis for reliance upon, the following experts and reports (see Section 21 for a detailed list of references):

Fitzsimonds, Michael, an internal report prepared for Coeur d’Alene Mines Corporation by Behre Dolbear Group, Inc., RE: La Prieta Modeling for the Palmarejo Deposit, January, 2011.

Mine Development Associates, “2010 End of Year Mine Study, Palmarejo Project, SW Chihuahua State, Mexico”, January 2011.

Hertel, Mark, an internal report prepared for Coeur d’Alene Mines Corporation by AMEC Mining and Metals, RE: Resource Estimation for the Guadalupe Deposit, January, 2011.

Golder Associates Ltd., Final Report, “Review of Geotechnical Data at Guadalupe” a private report for Coeur d’Alene Mines Corporation, January, 2010.

Golder Associates Ltd., Letter RE: Geotechnical Review of Palmarejo, prepared for Coeur Mexicana by Tom Byers December 28, 2009.

Golder Associates Ltd., “Draft Report on Palmarejo Project April 2008 Stability Assessment”, a private report for Coeur d’Alene Mines Corporation, May 7, 2008.

Pells Sullivan Meynink Pty Ltd, 2007, “Prefeasibility Geotechnical Assessment for Open Pit & Underground Mining at Palmerejo”, prepared for Coeur d’Alene Mines August 2, 2007.

Garcia Jiminez, Victor, “untitled mining title report by Garcia-Jimenez & Associates for Planet Gold, S.A. de C.V.,” [Legal opinion re: property rights] 2006.

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SECTION 4 - PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Palmarejo District is located in the state of Chihuahua in northern Mexico, 420 kilometers by road southwest of the city of Chihuahua, the state capital (Figures 1.1 and 4.1).  The project lies in the Témoris mining district, part of the gold-silver belt of the Sierra Madre Occidental, about 15 kilometers northwest of the town of Témoris.

The project can be found on the Instituto de Nacional de Estadística, Geografía e Informática (“INEGI”) Ciudad Obregon geological sheet and the INEGI Chinipas de Almada topographic map and is centered on coordinates 27°23’ Longitude and 108°26’ Latitude.  The coordinate system used for all maps and sections in this report is the Universal Transverse Mercator (WGS 84) Zone 12 (Northern Hemisphere).

The Dirección General de Minas (General Mines Office) administers mining concessions in Mexico.  A legal survey (“Trabajos Periciales”) of the property was completed as part of the process of obtaining the original concessions.

Figure 4.1: Location of the Palmarejo District

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4.2 Land Area

The Palmarejo mine area consists of approximately 12,158 hectares covered by mining concessions (Figure 4.2).  The Guadalupe project area is located entirely within this area of mining concessions and is contained within the San Carlos concession which consists of 160.0 hectares and is 100% owned by Coeur Mexicana.

Concessions totaling 29 and consisting of 12,109.62 hectares are 100% owned and registered by Coeur Mexicana (formerly Planet Gold) are listed in Table 4.1 and include:

(1) 3,852.51 hectares in the Trogan and Trogan Fracción concessions, the first tenements staked by Planet Gold to envelope all of the existing concessions in the immediate project area (the “original Trogan licenses”);

(2) the Ampliación Trogan, Ampliación Trogan Oeste, Trogan Norte 1, Trogan Norte 2, and Trogan Oeste licenses concessions totaling 7,145.51 hectares that are contiguous to the original Trogan licenses on the north, northeast, and west;

(3) the La Buena Fe Norte mining license concession covers approximately 98.09 hectares and was acquired by means of a lottery when the prior tenement holder defaulted on payment of taxes; and

(4) 1,013.51 hectares in 21 concessions purchased by Planet Gold within the original Trogan licenses that include the Palmarejo Resources described in following sections.

As shown in Table 4.2, three concessions are partially owned by Coeur Mexicana (formerly Planet Gold), including 50% of the Camila claim of 43.77 hectares, and 60% of the Carrizo claims.

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Table 4.1: Mining Concessions Owned 100% by Coeur Mexicana

Concession	Title Number	Area (has.)	Expiration Date
Trogan	221490	3844.54	Feb 18, 2054
Trogan Fracción	221491	7.97	Feb 18, 2054
Ampliación Trogan	224118	703.23	Apr 07, 2055
Ampliación Trogan Oeste	225223	1699.99	Aug 04, 2055
Trogan Norte 1	225278	1024.00	Aug 11, 2055
Trogan Norte 2	225279	1019.22	Aug 11, 2055
Trogan Oeste	225308	2699.07	Aug 15, 2055
La Buena Fe Norte	226201	98.09	Nov 30, 2055
Caballero Azteca	209975	5.05	Aug 30, 2049
Carmelita	209976	5.34	Aug 30, 2049
El Risco	210163	24.00	Sep 09, 2049
La Aurelia	209541	10.00	Aug 02, 2049
La Mexicana	212281	142.14	Sep 28, 2050
Lezcura	210479	14.55	Oct 07, 2049
Palmarejo	164465	52.08	May 08, 2029
San Carlos	188817	160.00	Nov 28, 2040
Santo Domingo	194678	15.37	May 06, 2042
Unificación Huruapa	195487	213.78	Dec 13, 2039
La Moderna	225574	75.86	Sep 22, 2055
Los Tajos	186009	2.70	Dec 13, 2039
La Estrella	189692	59.59	Dec 4, 2040
Virginia	214101	12.09	Aug 9, 2051
La Buena Fe	188820	60.00	Nov 28, 2040
Ampliación La Buena Fe	209648	40.87	Aug 2, 2049
La Victoria	210320	76.09	Sep 23, 2049
Patria Vieja	167323	4.00	Nov 2, 2030
Nueva Patria	167281	11.00	Oct 29, 2030
Maclovia	167282	6.00	Oct 29, 2030
San Juan de Dios	167322	23.00	Nov 2, 2030
Total		12,109.63

Table 4.2: Mining Concessions Partially Owned by Coeur Mexicana

Concession	Title Number	Area (has.)	Expiration Date	Ownership
Camila	220801	43.77	Oct 7, 2053	50%
Carrizo Anexas	167284	1.00	Oct 29, 2030	60%
El Carrizo Anexas	167283	4.00	Oct 29, 2030	60%
Total		48.77

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Figure 4.2: Property Map of the Palmarejo District

PALMAREJO DISTRICT
TENEMENT STATUS
750,000
755,000
760,000
3 035,000
3 030,000
3 025,000
3 020,000
PALMAREJO MINE
GUADALUPE PROJECT
LA PATRIA PROJECT
LEGEND
OTHER PARTIES
OWNED BY COEUR
0 1 2 4 KM
WGS84 12 N

4.3 Agreements and Encumbrances

Unless otherwise noted, signed copies of the agreements summarized below have been reviewed. The terms and conditions reported below accurately reflect the executed documents reviewed.

Corporación Minera de Palmarejo S.A. de C.V. Agreement

A lease and option to purchase agreement between Planet Gold and Corporación Minera de Palmarejo, S.A. de C.V. (“CMP”) represented by Mr. Ruben Rodriguez Villegas, for concessions totaling 642.31 hectares (Table 4.3) was signed on June 26, 2003.  The concessions correspond to the core of the

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Palmarejo and Guadalupe projects.  The agreement, which could have been terminated with 30 days notice by Planet Gold, granted Planet Gold an exclusive five-year exploration right over the project in exchange for cash payments, including $20,000 on signing and nine escalating semi-annual payments totaling $ 385,000. When these obligations were fulfilled (or before if convenient for the company), Planet Gold could acquire a 100% interest in the concessions by making a payment of $ 115,000 by the end of five years from the effective date of the agreement. Planet Gold exercised the option on April 6, 2005 and all the claims were transferred to Planet Gold.

Table 4.3: CMP Agreement Concessions

Concession	Title Number	Area (has.)	Expiration Date
Caballero Azteca	209975	5.05	Aug 30, 2049
Carmelita	209976	5.34	Aug 30, 2049
El Risco	210163	24.00	Sep 09, 2049
La Aurelia	209541	10.00	Aug 02, 2049
La Mexicana	212281	142.14	Sep 28, 2050
Lezcura	210479	14.55	Oct 07, 2049
Palmarejo	164465	52.08	May 08, 2029
San Carlos	188817	160.00	Nov 28, 2040
Santo Domingo	194678	15.37	May 06, 2042
Unificación Huruapa	195487	213.78	Dec 13, 2039
Total		642.31

Aldo Arturo Aguayo Dozal Agreement

On July 7, 2003, an application for the Trogan concession was filed with the Chihuahua Informe Pericial.  This application was configured to surround the Palmarejo District area and other properties of interest along major northwest- and west-northwest-trending structures; the initial application covered about 16km in a northwest-southeast direction and three to five kilometers in a northeast-southwest direction.  From the application, the Trogan and Trogan Fraccion mining concessions (Table 4.1) were granted in the name of Aldo Arturo Aguayo Dozal, a Mexican employee of Planet Gold, on February 19, 2004. On October 15, 2004, Aldo Arturo Aguayo Dozal transferred all rights to the Trogan and Trogan Fraccion mining concessions to Planet Gold for a nominal sum.

Carmen Breach Valenzuela Agreement

A lease and option to purchase agreement between Planet Gold and Carmen Breach Russo Viuda de Valenzuela (“Mrs. Breach Valenzuela”), the heir of the late Sr. Francisco Jacobo Valenzuela (“Mr. Valenzuela Breach”), for concessions totaling 31.23 hectares (Table 4.4) was signed on October 9, 2003. The concessions lie in three discrete areas within the broader project region.  The agreement, which could have been terminated with 30 days notice by Planet Gold, granted Planet Gold an exclusive four-year exploration right over the project in exchange for cash payments, including $25,000 on signing and seven escalating semi-annual payments totaling $205,000. When these obligations were fulfilled, Planet Gold could acquire a 100% interest in the concessions by making a payment of $70,000 by the end of four years from the effective date of the agreement.

All contractual obligations and cash payments have been completed and the transfer of rights to Coeur Mexicana for tenements Patria, Nueva Patria, Maclovia and San Juan de Dios has been accomplished.

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Table 4.4: Carmen Breach Valenzuela Agreement Concessions

Name	Title Number	Area (has.)	Concession Type	Expiration Date
Patria Vieja	167323	4.0000	Mining	November 2, 2030
Nueva Patria	167281	11.0000	Mining	October 29, 2030
Maclovia	167282	6.0000	Mining	October 29, 2030
San Juan de Dios	167322	5.23	Mining	November 2, 2030
Carrizo Anexas	167284	1.0000	Mining	October 29, 2030
El Carrizo Anexas	167283	4.0000	Mining	October 29, 2030
Total		31.23

Mrs. Breach Valenzuela currently is the registered owner of 60% of the El Carrizo Anexas and Carrizo Anexas concessions; Mrs. Breach Valenzuela needs to complete a transfer of rights to the remaining 40% ownership before Coeur Mexicana can hold an option on 100% of the two concessions. In addition, the registry of the San Juan de Dios needs to be updated to reflect the death of Mr. Breach Valenzuela and the transfer of 100% of the rights to Mrs. Breach Valenzuela.

Ricardo Rodriguez Lugo and Joaquin Rodriguez Lugo Agreement

A lease and option to purchase agreement between Planet Gold and Messrs. Ricardo Rodriguez Lugo and Joaquin Rodriguez Lugo for concessions totaling about 101 hectares (Table 4.5) was signed on April 20, 2004. The agreement, which could have been terminated with 30 days notice by Planet Gold, granted Planet Gold an exclusive four-year exploration right over the concessions in exchange for cash payments, including $12,800 on signing and seven escalating semi-annual payments totaling $102,800. When these obligations were fulfilled, Planet Gold could acquire a 100% interest in the concessions by making a payment of $80,000 by the end of 4.5 years from the effective date of the agreement.

All of the contractual obligations and cash payments have been completed and the La Buena Fe claim has been transferred to Planet Gold, while the Ampliación La Buena Fe claim is being under revision by a mistake made by the authority.

Table 4.5: Ricardo Rodriguez Lugo and Joaquin Rodriguez Lugo Agreement Concessions

Name	Title Number	Area (has.)	Concession Type	Expiration Date
La Buena Fe	188820	60.0000	Mining	November 28, 2040
Ampliacion La Buena Fe	209648	40.8701	Mining	August 2, 2049
Total		100.8701

Francisco Yanez Medina Agreement

Under the terms of a purchase agreement between Planet Gold and Francisco Yanez Medina signed on September 14, 2004, Planet Gold purchased the La Moderna exploration concession (Table 4.1) for $12,000.  The exploration concession was scheduled to expire on September 29, 2004, but Planet Gold filed an application to elevate it to an exploitation concession; an exploitation title was granted on September 23, 2005.

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Arturo Perea Saenz Agreement

Palmarejo Silver and Gold acquired a 100% interest in the Los Tajos mining concession (Table 4.1) from Arturo Perea Saenz for $25,000 on April 21, 2005.

Eva Alicia Fontes Manriquez and Jim Max Patterson Campbell Agreement

Planet Gold signed a lease and purchase option agreement with Eva Alicia Fontes and her husband on the La Victoria license on May 5, 2005 (Table 4.6).  Under this agreement, Planet Gold held a three-year exploration right for escalating semi-annual payments totaling US$180,000.  On or before the conclusion of the three-year period, Planet Gold retained the right to purchase 100% ownership of the concession for an additional $120,000.

All of the contractual obligations and cash payments have been completed and the La Victoria claim has been transferred to Coeur Mexicana.

Table 4.6: James Patterson Agreement Concessions

Name	Title Number	Area (has.)	Concession Type	Expiration Date
La Victoria	210320	76.0883	Mining	23 Sep. 2049
Total		76.0883

Ruben Walterio Rascon Tapia Agreement

Planet Gold signed a purchase agreement with Mr. Ruben Walterio Rascon Tapia for the La Estrella mining concession on February 17, 2004.  The purchase price was $500,000, including a $150,000 payment in May 2006, five $25,000 payments every four months thereafter, and a final payment of $225,000 24 months after the May 2006 payment.

The contractual obligations had been fully covered and the La Estrella claim was transferred to Planet Gold.

Maritza Rascon Serrano Agreement

Planet Gold signed a purchase agreement with Mrs. Maritza Rascon Serrano for the Virginia mining concession on May 16, 2006.  The purchase price was $625,000, including $300,000 upon execution of the agreement, five payments of $25,000 every four months thereafter, and a final payment of $200,000 24 months after the initial payment.

The contractual obligations had been fully covered and the Virginia claim has been transferred to Planet Gold.

Mr. Francisco Hernandez Rochin Agreement

Planet Gold signed a transfer agreement with Mr. Francisco Herandez Rochin on December 6, 2005 for 50% of the Camila claim which comprises approximately 43 ha.  This claim is located outside of

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any areas of active exploration and operations being conducted by Coeur Mexicana.  The remaining 50% is owned by Mr. Simon Trejo Rascon.

4.4 Title Opinion

Garcia-Jimenez (2006b) provided an opinion as to the title and status of the concessions listed in Tables 4.1, 4.2, 4.3, 4.4, 4.5, and 4.6. This opinion updated the previous title opinion (Garcia-Jimenez, 2006a). Garcia-Jimenez (2006b) found that the concessions “(a) are valid, enforceable and in good standing; and (b) such mining concessions and the rights derived there under are free and clear of all liens, mortgages, claims, encumbrances and security interests of any kind or nature” with the provisos that:

(1) registration corrections to the  Carrizo and Carrizo Anexas concessions are needed, as discussed above; and

(2) surface tax payments were not verified.

Garcia-Jimenez (2006b) also noted that, “the Mexican Mining Law was amended by a Congress Decree dated February 22, 2005, published at the Official Daily of the Federation on April 28, 2005 and according to said amendment now there exist only mining concessions valid for a period of fifty years. All existing exploration and exploitation concessions have been converted into mining concessions expiring fifty years from the date they were originally granted. The information (type of concession and expiry dates) mentioned in this legal opinion reflects the amended Mexican Mining Law.” This report has been updated to reflect this change to the Mining Law of Mexico.

4.5 Ejido Agreements

In addition to the lease and option to purchase agreements described above, Coeur Mexicana obtained initial exploration agreements that allow surface disturbance for the purpose of conducting exploration activities from four ejidos, or surface-owner councils, that covered the Planet Gold land holdings.  The project area is under the jurisdiction of each of these four councils, which include the Palmarejo, Guazapares, Guerra al Tirano, and Agua Salada ejidos.  Agreements with the Palmarejo, Guazapares, and Guerra al Tirano ejidos were effective through November 2009, while the Agua Salada, agreement is effective through September 2010. These agreements allowed Coeur Mexicana to carry out exploration on the ejido ground in exchange for paying nominal sums determined by the areas of disturbance associated with the construction of new roads, drill pads, etc. As part of their public relations program with the local inhabitants, Coeur Mexicana has also granted certain specific requests by the ejidos.

Subsequent to the exploration agreements described above, Coeur Mexicana executed agreements with the Palmarejo, Agua Salada and Guazapares ejidos covering surface activities involved with the exploration, exploitation, and processing of mineral deposits, the construction of all necessary mining and processing facilities, and the undertaking of mining operations, in return for annual rental payments.  The annual rental payment to the Guazapares ejido is $17,500 and annual rent to the Palmarejo ejido is $25,000.  The agreements were signed on October 16, 2005 and October 30, 2005, respectively, and are effective for 15 years with a company option to extend the terms for an additional 15 years. Signed copies of these agreements were reviewed by MDA and concluded that in respect of the agreements, the terms and conditions reported herein accurately reflect the executed documents reviewed.

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Planet Gold also negotiated a similar agreement with the Agua Salada ejido on November 20, 2005, in return for annual rent of $3,560.

The Palmarejo ejido agreement was modified in 2010 to include additional right of way authorizations. As a result, the annual rent was increased to about $45,000.

These agreements have already been registered with the Agrarian National Registry, and there are no known title concerns that would affect the development or operation of the mine.

In October 2008, Planet Gold entered into an agreement with Guazaparez ejido for land use in the Guadalupe/Los Bancos area.  An annual rent of $50,000 is paid to the ejido for the use of 372.8 hectares during a renewable 4-year term.  In 2009 a contract modification with the Guazapares ejido was finalized assuring Coeur Mexicana the use of 643.7 hectares for the planned mining activities at Guadalupe as outlined in this report.  This mining agreement has a six year term and is renewable, and raised the annual rent to $85,000.  The company has also obtained complete control of part of the rented area by paying compensation to some land-holding ejidatarios.

On August 16, 2010, Coeur Mexicana signed with the Guerra al Tirano ejido a 4-year exploration agreement on 69.7 hectares covering the La Patria project.

4.6 Property Rights Summary Statement

All mineral and surface rights required to operate the Palmarejo Mine as presented in this Technical Report have been secured, subject to the conditions described above. This includes rights to property that encompass all Mineral Resources and Reserves discussed in this report, and all present and planned mine workings and related facilities, including mine workings, tailings storage facility, water impoundments, mined rock storage facilities, ore processing and tailings storage facilities, and ancillary site facilities for the Palmarejo mine site.

There are no other royalties, rights, payments, encumbrances or obligations affecting the project other than those presented in this report. There are no known environmental issues relevant to the project other than those discussed in Section 22 of this report.

4.7 Environmental Considerations and Status of Regulatory and Permits

Palmarejo Mine permits have already been granted authorizing open pit gold and silver mining within the area depicted in the EIA (Environmental Impact Assessment).  With the addition of underground mining and other changes, a permit modification was required. Coeur requested the corresponding authorization for the EIA (Environmental Impact Assessment) modification from SEMARNAT (Secretary of the Environment and Natural Resources, Mexico), and received confirmation that no further environmental analysis was required on March 28, 2008 and the changes were approved. All other permits and authorizations required for construction and operation of the Palmarejo Mine have been obtained.  At the end of 2010, Coeur Mexicana requested to expand the environmental disturbance surface for the Palmarejo project, and it received authorization from SEMARNAT on December 7, 2010.  The authorization to change the soil use in 290.3 hectares was awarded on November 3, 2010.

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Guadalupe is fully permitted for land disturbance related to open pit and underground mine activities and related disturbance.  This project received its authorization for environmental disturbance on September 24, 2010, and its initial authorization for change of soil use on November 26, 2010.

Coeur conducts an annual review of its potential reclamation responsibilities company wide.  The year end 2010 preliminary assessment for final reclamation at the Palmarejo mine is estimated to be $17.3 million and for Guadalupe is estimated to be $2.1 million.

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SECTION 5 - ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

Access to Palmarejo from Chihuahua is via paved Highways 16 and 127 to the town of San Rafael, Highways 16 and 127 have four and two-lanes respectively. From San Rafael travel is by gravel road to Témoris, and finally to Palmarejo.  Approximate total driving time is 7 hours from Chihuahua.  The Chihuahua-Pacifico rail service operates between Chihuahua and Los Mochis on the southwest coast of Mexico. Two passenger trains and one freight train operate daily from Chihuahua. Access from the rail station at the town of Témoris to Palmarejo is along 35 km of government-maintained gravel road, an extension of Highway 127, that continues on through to Chinipas (Gustin and Prenn, 2007).

5.2 Climate

The climate of the area is moderate. Average maximum temperature is about 34°C, with an average minimum temperature of about 5°C. Rainfall occurs mainly in the summer months, with an average annual precipitation of about 800 mm (Gustin and Prenn, 2007). All anticipated exploration and operations activities can be conducted year round.

5.3 Local Resources and Infrastructure

The Palmarejo area has moderately well developed infrastructure and a local work force familiar with mining operations.  Approximately four to five thousand inhabitants reside within a one-hour drive of the project (Skeet, 2004a). Chinipas and Temoris are the two nearest towns, both with an estimated population of approximately 1,600 inhabitants (according to 2005 census data). The small village of Palmarejo lies immediately northwest of the Palmarejo District area and, according to the 2010 census, has a population of about 430.

The Chihuahua-Pacifico railway connects Chihuahua with Los Mochis, located on Mexico’s western coast in the state of Sinaloa.  Passenger and freight trains pass along this railway daily. The rail station at Témoris is 35 km from Palmarejo by gravel road.  Light aircraft airstrips are located in both Témoris and Chinipas.

The Palmarejo Mine site was serviced with a 33,000-volt power line supplied by the Comisión Federal Electricidad (CFE), the Mexican federal power authority. An additional 115kva high voltage line was constructed from the Divisadero substation to the Palmarejo Mine site during 2009, and the Palmarejo mine, plant and all other electrical load is now connected to this line.  The same 115kva high voltage line is within 7 kilometers of the Guadalupe project and excess capacity exists on this line to supply the estimated 2.5 MW of power needed for Guadalupe.

The state road between San Rafael and Palmarejo was initially upgraded in late 2007 for the mobilization of equipment and construction materials. This is an on-going activity as Coeur has permanent maintenance crews working on the road.

Water for the Palmarejo mine is sourced from a variety of sources.  As of 2011 the primary water for milling is recycled from the tailings dam and from the Fresh Water Diversion Dam (FWDD).  Occasionally, additional make up water, when needed, is pumped from the Chinipas river infiltration gallery and piped to site via a 17 km pipeline.  Water for domestic use is also obtained from the

32

Chinipas River infiltration gallery and hauled to site by truck load (10,000 L tanks on flatbed trucks) Water from the FWDD which is located on the mine site is pumped to the underground mine for drilling and dust suppression, or to the plant for makeup water.

Fresh water for the Guadalupe Mine is planned to come from a combination of sources which includes surface water in nearby arroyos and the FWDD.  Water will also be collected in sumps constructed in the underground mines and clarified for recycling in the underground system.

The infrastructure for the Palmarejo mine is complete and the mine is operating and processing ore 24 hours per day 7 days per week.  The Guadalupe project will be run as a satellite operation of the Palmarejo mine and much of the existing infrastructure at Palmarejo will support the Guadalupe mine and material processing.

The Palmarejo Final Tailings Dam is currently (2010) completed to the 790 elevation and has been accepting tailings since the fourth quarter of 2010.  The FTD dam crest will be continued to be built up over a three year period to the final design crest elevation 825 meters above sea level in 2014. The construction of the Environmental Control Dam (ECD) which is directly below the FTD and the construction of the FWDD were completed in 2009 and are currently in use.

5.4 Physiography and Vegetation

The Palmarejo District is located on the western flank of the Sierra Madre Occidental, a mountain range that comprises the central spine of northern Mexico. The Sierra Madre Occidental trends north-northwest and is composed of a relatively flat-lying sequence of Tertiary volcanic rocks that forms a volcanic plateau. This volcanic plateau is deeply incised in the Palmarejo-Trogan project area, locally forming steep-walled canyons. The Sierra Madre Occidental gives way in the west to an extensional terrain that represents the southward continuation of the Basin and Range Province of the western United States, and then to the coastal plain of western Mexico. The property lies at the boundary of the volcanic plateau and Mexican Basin and Range Province (Gustin and Prenn, 2007).

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The elevation of Palmarejo is about 1,150m above sea level, and the project area is hilly to mountainous (Figure 5.1), with densely vegetated, steep-sided slopes with local stands of cacti. Conifers occur at high elevations, while oak trees, cacti, and thorny shrubs dominate the vegetation at low elevations. Local ranchers and farmers graze cattle and grow corn and other vegetables on small-scale plots.

Figure 5.1: Overview of the Palmarejo Area

(October, 2010)

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The elevation of Guadalupe is about 1,300m above sea level.  The project area is hilly to mountainous (Figure 5.2), with densely vegetated, steep-sided slopes with local stands of cacti. Conifers occur at high elevations, while oak trees, cacti, and thorny shrubs dominate the vegetation at low elevations. Local ranchers and farmers graze cattle and grow corn and other vegetables on small-scale plots.

Figure 5.2: Overview of the Guadalupe Area

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SECTION 6 - HISTORY

6.1 Pre-Planet Gold (Coeur) Exploration and Mining History

The Palmarejo District area lies within the Témoris Mining District. The district is reported to have had large but poorly documented quantities of silver and gold production dating from Spanish colonial exploitation in the 1620’s and continuing for approximately 70 years. Although local miners claim that mines such as Todos Santos, La Patria, Carmelite, and Guadalupe have been worked for over 100 years, there are no known detailed records of their past production, and they are now abandoned. Many small adits and superficial workings along the district’s two main mineralized structural trends, the Virginia and Guadalupe trends, attest to past mining activity.

Spaniards may have mined high-grade near-surface ores at Palmarejo in the 1600s, although written reports state that the deposit was discovered in 1818. Small-scale production is reported intermittently through 1881, when a stamp mill was constructed at the mine site. The mine was purchased by the British company Palmarejo Mining Co. in 1886; the company was later renamed Palmarejo and Mexican GoldFields, Ltd. (“PMG”). From 1890 to 1892, PMG constructed a mill located two miles east of Chinipas, an aqueduct for power, and a railroad from the mine site to the mill. PMG operated the Palmarejo mine through 1910.

There are no production records for the early period of mining at Palmarejo prior to 1909. McCarthy, a mining engineer hired by PMG to examine the mine in some detail and evaluate its future prospects, provides an “approximate estimate of the ore that has been taken out and milled in the past history of the mine” (McCarthy, 1909). He further notes that, “[t]his necessarily must be but an approximation owing to the want of proper records and plans, but which I believe to be correct within reasonable limits.” McCarthy estimated the cumulative strike length of the old stopes and multiplied it by average dip lengths and widths of the stopes at La Prieta and La Blanca. These crude calculations resulted in an estimate of 562,000 short tons mined from the La Prieta vein and 175,000 short tons from the La Blanca structure up to 1909 (McCarthy, 1909). Converting these into metric tonnes using densities applied to the resource modeling discussed in Section 17 (McCarthy applied a lower density than used in the MDA model), these equate to 611,000 metric tonnes from La Prieta and 178,000 tonnes from La Blanca, for a total of 789,000 tonnes of production through 1909.

Following recommendations outlined by McCarthy (1909), production from Palmarejo was halted, extensive developmental work was completed to ready the mine for renewed production, and a new mill was emplaced. PMG never resumed production due to the onset of the Mexican Revolution. The exact tonnage removed from Palmarejo as part of the development recommended by McCarthy is not known. McCarthy recommended 4,444m of development work, which is reported to have been completed. Assuming average dimensions of this development of 2m x 2m, which is consistent with information supplied by Jorge Cordoba (General Director of Operations at Palmarejo for Minas Huruapa, S.A. de C.V.; pers. comm. to Stuart Mathews, Coeur General Manager and Vice President, 2007), McCarthy’s recommendations would entail mining a total of about 46,000 tonnes. While this tonnage was mined for developmental reasons, essentially all of it is within modeled mineralization.

Production at Palmarejo was resumed by Minas Huruapa, S.A. de C.V. (Huruapa) during the period from 1979 to 1992. Huruapa mined ore previously developed according to McCarthy’s recommendations. Records newly provided by Jorge Cordoba, General Director of Operations for Huruapa at Palmarejo, indicate that Huruapa mined 168,352 tonnes of ore grading 297 g Ag/t and 1.37 g Au/t (Table 6.1).

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Table 6.1: Minas Huruapa S.A. de C.V. Production at Palmarejo Mine: 1979 to 1992

(provided by Jorge Cordoba, pers. comm. 2007)

		Mined Grade
Year	Tonnes	g Au/t	g Ag/t
1979	735	0.24	142
1980	7,455	0.79	201
1981	12,383	1.49	275
1982	10,459	1.69	436
1983	11,500	1.59	335
1984	12,562	1.83	345
1985	12,991	1.41	317
1986	12,712	1.50	317
1987	13,708	1.10	260
1988	14,410	1.10	280
1989	12,889	1.00	258
1990	17,782	1.20	289
1991	18,186	1.30	269
1992	10,580	1.50	302
Totals	168,352	1.37	297

Planet Gold created a computer model of the mine workings at the Guadalupe mine, which is located within the Guadalupe Mineral Resources discussed in Section 17, based on historic plan maps. Historic reports suggest that approximately 3,700 tonnes of material grading 458 g Ag/t were mined at the Guadalupe mine, while the Planet Gold model suggests that about 5,900 tonnes were mined, including the developmental workings.

Planet Gold also created a model of the La Patria mine workings, located within the La Patria Resource model (Section 17). Historic data, as well as visual inspection of accessible portions of the workings, suggest that the La Patria mine consisted of three levels. Accessible portions of the lowermost level have been surveyed by Planet Gold, and these data have been combined with historic maps to create the three-dimensional computer model. Old workings are also present at the La Virginia and Maclovia prospects. Accessible portions of these workings were surveyed by Planet Gold.

The La Currita mine, located in the Guadalupe area, produced at a rate of about 100 tons per day from 1985 to 1998. The silver-gold ore from the mine was processed at a 150-tons-per-day flotation mill that also received ore from other area mines (Laurent, 2004); production ceased at La Currita due to low metals prices. According to Laurent (2004), Kalahari Resources undertook exploration drilling at La Currita in 1991, while Silver Standard Resources Inc. completed additional drilling in 1998.

High-grade gold-silver shoots at the Guerra-al-Tirano, La Virginia, and San Juan de Dios prospects were being mined intermittently by local miners until quite recently. These small underground mines did not use modern mining practices, with little grade control or constant production rates (Laurent, 2004). Ore was trucked to a mill near the town of Los Llanos for flotation, with the concentrate sent for refining in Torreon, Coahuila.

Other than the drilling at the La Currita mine mentioned above, the only other drilling known to have been completed within the Palmarejo property prior to that of Planet Gold is referred to by McCarthy (1909). McCarthy refers to five diamond-drill core (“core”) holes drilled from stations in the underground workings at Palmarejo.

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6.2 Planet Gold Exploration History

Exploration undertaken by Planet Gold is summarized in Sections 9, 10, and 11.

6.3 Historic Resource Estimates

Several estimates in respect to mineralization at the Palmarejo mine were completed between 1909 and 1996. There are insufficient details available on the procedures used in these estimates to permit Coeur to determine that any of the estimates meet modern regulatory standards, and none of the estimates are classified. Accordingly, these resource figures are presented here merely as an item of historical interest with respect to the exploration target and should not be construed as being representative of actual Mineral Reserves reported herein.

Table 6.2 shows mineral inventory estimates, consisting of mineralized material lying between workings existing at the time, prepared by or for some of the companies who have been involved with the Palmarejo mine from 1909 to 1996. No drilling data are known to have been used for any of these calculations. The use of the term “reserve” in Table 6.2 is not consistent nor necessarily compliant with SEC Guide 7, Canadian National Instrument 43-101, nor JORC guidelines. They are included herein as a matter of historical reference only and have no bearing on the Mineral Reserves stated herein.

Table 6.2: Pre-Planet Gold Estimates of “Reserves” for the Palmarejo Mine

(From Beckton, 2004a)

			Grade		Ounces
Estimator	Date	Tonnes	g Au/t	g Ag/t	Au Oz	Ag Oz
E.T. McCarthy	1909	615,000	?	559	?	11,054,180
W.D. Hole	1919	446,142	3.0	407	43,175	5,838,578
Garcia y Cisneros	1969	189,000	3.4	482	20,662	2,929,196
E.T. knight	1975	416,000	2.5	428	33,440	5,725,016
San Luis	1978	150,014	2.8	356	13,506	1,717,202
Minas Huruapa	1990	124,139	2.4	294	9,574	1,176,898
San Luis	1996	120,407	1.6	231	6,194	894,341

Prior NI 43-101 Compliant Mineral Resource Estimates

NI 43-101-compliant resources for the Palmarejo project, using data from 106 reverse circulation (“RC”), 11 core holes, and underground channel samples, were reported in the original Palmarejo technical report (Gustin, 2004; Table 6.3). As part of the site visit in 2004, MDA inspected numerous sites where the underground channel samples were collected. In most cases, the line of sample chipping could be discerned on the walls and backs of the workings. These samples were taken at high angles to the controlling mineralized structures, where practical.  The resource estimate shown in Table 6.3 below was completed by MDA for Bonita Capital in December 2004.

Table 6.3: Palmarejo 2004 Inferred Silver and Gold Resources

Cutoff		Grade		Ounces
(g Au_eq/t)(1)	Tonnes	g Au/t	g Ag/t	Au	Ag
1.0	20,900,000	1.75	190.6	1,176,000	128,300,000

(1) Au_eq = Au + Ag/65 based on a gold price of US$375 per ounce and a silver price of US$5.77 per ounce; no recovery factor used as per available metallurgical data

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The Palmarejo resources were updated in October, 2005 using a database comprised of 291 RC holes, 21 core holes, and 40 core continuations of RC holes (Gustin, 2005; Table 6.4).

Table 6.4: Palmarejo 2005 Silver and Gold Resources

Measured Resources

Au-equiv. Cutoff(1)	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
1.0	4,400,000	1.63	230,000	218	30,840,000
1.5	3,500,000	1.98	221,000	259	29,070,000
2.0	2,800,000	2.35	211,000	302	27,230,000
2.5	2,300,000	2.73	202,000	345	25,000,000
3.0	1,900,000	3.12	192,000	388	23,930,000
3.5	1,700,000	3.47	185,000	426	22,670,000

Indicated Resources

Au-equiv. Cutoff(1)	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
1.0	5,400,000	1.52	265,000	225	39,310,000
1.5	4,200,000	1.89	256,000	272	36,740,000
2.0	3,300,000	2.33	245,000	323	34,050,000
2.5	2,600,000	2.79	234,000	378	31,680,000
3.0	2,100,000	3.27	223,000	433	29,620,000
3.5	1,800,000	3.68	215,000	482	28,070,000

Inferred Resources

Au-equiv. Cutoff(1)	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
1.0	10,600,000	1.40	477,000	196	66,470,000
1.5	8,100,000	1.75	454,000	237	61,540,000
2.0	6,200,000	2.18	431,000	283	56,090,000
2.5	4,800,000	2.64	409,000	331	51,300,000
3.0	3,800,000	3.20	388,000	385	46,640,000
3.5	3,100,000	3.77	370,000	438	42,970,000

(1) Au-equiv. = Au grade + Ag grade/65 and is reported as g/t based on a gold price of US$375 per ounce and a silver price of US$5.77 per ounce; no recovery factor applied.

The Palmarejo resources were updated again in May, 2006 using 527 RC holes, 117 core holes, and 88 core continuations of RC holes, for a total of over 126,000m (Gustin, 2006; Table 6.5).

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Table 6.5: Palmarejo 2006 Silver and Gold Resources

MEASURED RESOURCES

Au-equiv./t Cutoff(1)	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
0.8	5,400,000	2.22	384,000	200	34,600,000
1.0	4,900,000	2.40	379,000	216	34,110,000
1.5	3,900,000	2.91	365,000	260	32,690,000
2.0	3,300,000	3.37	353,000	299	31,380,000
2.5	2,800,000	3.76	343,000	332	30,300,000
3.0	2,500,000	4.12	333,000	362	29,260,000
3.5	2,300,000	4.46	325,000	388	28,300,000

INDICATED RESOURCES

Au-equiv./t Cutoff(1)	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
0.8	9,100,000	2.00	587,000	186	54,660,000
1.0	8,200,000	2.19	577,000	204	53,750,000
1.5	6,400,000	2.69	550,000	250	51,270,000
2.0	5,000,000	3.12	520,000	290	49,140,000
2.5	4,500,000	3.51	508,000	326	47,200,000
3.0	3,900,000	3.88	491,000	359	45,390,000
3.5	3,500,000	4.24	475,000	390	43,690,000

INFERRED RESOURCES

Au–equiv./t Cutoff(1)	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
0.8	4,000,000	1.31	169,000	138	17,930,000
1.0	3,400,000	1.50	162,000	160	17,290,000
1.5	2,300,000	1.98	147,000	213	15,850,000
2.0	1,800,000	2.41	137,000	259	14,760,000
2.5	1,400,000	2.80	129,000	301	13,870,000
3.0	1,200,000	3.19	122,000	342	13,080,000
3.5	1,000,000	3.57	116,000	380	12,390,000

(1) Au-equiv. = Au grade + (Ag grade  /  55) and is reported in g/t metric units.  Gold-equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected metallurgical recoveries.

The Palmarejo resources were updated again in September, 2007 using 527 RC holes, 205 core holes, and 88 core continuations of RC holes, for a total of over 126,372m (Gustin and Prenn, 2007; Table 6.6).

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Table 6.6: Palmarejo 2007 Silver and Gold Resources; September 2007

PALMAREJO MEASURED RESOURCES

Au-equiv./t Cutoff(1)	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	5,100,000	197	32,520,000	2.22	367,000
1.0	4,700,000	213	32,040,000	2.41	363,000
1.5	3,700,000	257	30,660,000	2.93	349,000
2.0	3,100,000	297	29,380,000	3.41	337,000
2.5	2,700,000	330	28,340,000	3.81	327,000
3.0	2,400,000	360	27,330,000	4.19	318,000
3.5	2,100,000	387	26,440,000	4.53	310,000

PALMAREJO INDICATED RESOURCES

Au-equiv./t Cutoff(1)	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	8,800,000	184	52,390,000	2.01	571,000
1.0	7,900,000	202	51,500,000	2.20	560,000
1.5	6,100,000	249	49,070,000	2.71	534,000
2.0	5,100,000	288	46,990,000	3.14	513,000
2.5	4,300,000	324	45,120,000	3.55	493,000
3.0	3,800,000	357	43,380,000	3.93	476,000
3.5	3,300,000	389	41,750,000	4.29	461,000

PALMAREJO INFERRED RESOURCES

Au-equiv./t Cutoff(1)	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	4,500,000	153	22,290,000	1.39	203,000
1.0	3,800,000	175	21,610,000	1.58	195,000
1.5	2,700,000	228	20,080,000	2.04	180,000
2.0	2,200,000	273	18,900,000	2.44	169,000
2.5	1,800,000	314	17,900,000	2.80	160,000
3.0	1,500,000	351	17,020,000	3.14	152,000
3.5	1,300,000	388	16,200,000	3.48	146,000

(1) Au-equiv./t= Au grade + (Ag grade  /  55) and are  reported in metric units g/t.  Gold-equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected metallurgical recoveries (see Section 16).

(2) Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.

The first Mineral Resources for Guadalupe were also reported in October 2006 (Gustin, 2006; Table 6.7) using the data from 17,487m of drilling, including 44 RC holes (7,954m) and 47 core holes (9,533m; includes 6 core continuations of RC holes).  Guadalupe Resources were updated in September 2007 (Gustin and Prenn, 2007; Table 6.8a and b) using the data from 17,487m of drilling, including 62 RC holes (7,954m) and 75 core holes (9,533m; includes 6 core continuations of RC holes).

Table 6.7: Guadalupe Inferred Resources; October 2006

Au-equiv.(1) Cutoffs
Above 1300m	Below 1300m	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
0.8	3.0	5,700,000	0.83	155,000	106	19,570,000
1.0	3.0	5,000,000	0.94	150,000	116	18,640,000
1.5	3.0	3,500,000	1.21	138,000	142	16,220,000
2.0	3.0	2,700,000	1.46	128,000	162	14,270,000
2.5	3.0	2,300,000	1.67	122,000	175	12,780,000
3.0	3.0	1,900,000	1.85	115,000	186	11,580,000
3.5	3.5	1,400,000	2.18	98,000	210	9,460,000
4.0	4.0	1,100,000	2.48	86,000	230	8,010,000
5.0	5.0	720,000	2.96	69,000	266	6,170,000
7.0	7.0	340,000	3.77	41,000	336	3,680,000
10.0	10.0	130,000	5.13	21,000	416	1,720,000

(1) Au-equiv./t = Au grade + (Ag grade  /  55) and are reported in metric units g/t.  Gold —equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected Palmarejo metallurgical recoveries (see section 16).

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Table 6.8a: Guadalupe Indicated Resources; September 2007

Au-equiv./t Cutoff(1)
0 to 150m Depth	>150m Depth	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	2.5	710,000	166	3,790,000	2.16	49,000
1.5	2.5	610,000	184	3,610,000	2.49	49,000
2.0	2.5	570,000	192	3,490,000	2.66	48,000
2.5	2.5	540,000	196	3,400,000	2.78	48,000
3.0	3.0	440,000	217	3,090,000	3.19	45,000
5.0	5.0	220,000	303	2,090,000	5.13	35,000
10.0	10.0	64,000	481	995,000	10.65	22,000

(1) Au-equiv./t = Au grade + (Ag grade  /  55) and are reported in metric units g/t.  Gold —equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected Palmarejo metallurgical recoveries (see section 16).

Table 6.8b: Guadalupe Inferred Resources; September 2007

Au-equiv./t Cutoff(1)
0 to 150m Depth	>150m Depth	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	2.5	8,000,000	136	35,120,000	1.34	345,000
1.5	2.5	6,500,000	157	32,530,000	1.63	337,000
2.0	2.5	5,900,000	164	31,180,000	1.75	332,000
2.5	2.5	5,600,000	168	30,040,000	1.83	327,000
3.0	3.0	4,300,000	186	25,970,000	2.11	294,000
5.0	5.0	1,600,000	264	13,400,000	3.64	185,000
10.0	10.0	330,000	414	4,350,000	7.44	78,000

(1) Au-equiv./t = Au grade + (Ag grade  /  55) and are reported in metric units g/t.  Gold —equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected Palmarejo metallurgical recoveries (see section 16).

The first Mineral Resources for La Patria were reported in September, 2007 (Table 6.9).  Gold and silver mineralization at La Patria was modeled by MDA in September 2007 using data generated by Planet Gold through late September 2006, including geologic mapping and RC and core drilling results. The resource calculation was done from 51,778 meters of drilling, including 81 RC holes (18,120m) and 100 core holes (33,658m).

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Table 6.9: La Patria Inferred Resources: September 2007

Au- equiv/tonne Cutoff	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	3,600,000	35	4,030,000	1.49	171,000
1.0	2,600,000	43	3,600,000	1.81	152,000
1.5	1,700,000	57	3,050,000	2.34	126,000
2.0	1,200,000	67	2,660,000	2.73	109,000
2.5	830,000	82	2,190,000	3.29	88,000
3.0	530,000	104	1,770,000	4.05	69,000
5.0	260,000	149	1,250,000	5.54	46,000
10.0	71,000	242	556,000	8.06	19,000

Au-equiv./t = Au grade + (Ag grade  /  55) and are reported in metric units g/t.  Gold —equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as 2007 projected Palmarejo metallurgical recoveries.

Total Palmarejo District Mineral Reserve and Resource estimates for past years, including the Palmarejo, Guadalupe, and La Patria deposits, are listed in the following tables.

Table 6.10: Total Palmarejo District Resource, January 1, 2009

Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	9,887,000	2.02	167.9	642,000	53,386,000
Indicated	12,952,000	1.89	152.9	789,000	63,652,000
Meas. and Ind.	22,839,000	1.95	159.4	1,431,000	117,038,000
Inferred	21,590,000	1.27	84.3	880,000	58,508,000

The Total Mineral Resource includes some material that has not yet demonstrated economic viability.

Cut-off grades are variable for each deposit.

Metals prices used were $750/oz Au and $13.25/oz Ag for Palmarejo and Guadalupe deposits.

Metals prices used were $600/oz Au and $11/oz Ag for La Patria deposit (Inferred Resource only).

Measured Resources determination parameter is material demonstrating grade continuity that is less than or equal to 15 meters distance from the nearest hole, with a minimum of 5 samples, no more than 2 of which originate from the same diamond drill hole.

The corresponding estimation parameter for Indicated Resource estimation is less than or equal to 35 meters.

Table 6.11: Total Palmarejo District Mineral Reserves, January 1, 2009

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	6,205,000	2.03	174.7	406,000	34,844,000
Probable	4,858,000	2.24	184.0	350,000	28,732,000
Total	11,063,000	2.13	178.7	756,000	63,576,000

For Palmarejo deposit Reserves:

Cut-off grade of 0.91 g/t Au Equivalent for open pit minable Reserves [Au Eq = Au g/t + (Ag g/t/59)]

Cut-off grade of 2.34 g/t Au Equivalent for underground minable Reserves [Au Eq = Au g/t + (Ag g/t/59)]

Metal prices used were $750 US per Au ounce, $13.25 US per Ag ounce

Underground Mining Dilution of 15% at 0.13 g/t Au and 14.4 g/t Ag grade, 100% recovery

Open pit dilution of 10% at 0.13 g/t Au and 14.4 g/t Ag grade, 95% recovery

For Guadalupe deposit Reserves:

Cut-off grade for Open Pit reserve was 1.20 g/t Au Equivalent [(AuEq = Au g/t + (Ag g/t.59)]

43

Table 6.12: January 1, 2009 Total Palmarejo District Mineral Resource

Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	4,886	1.51	117.9	237,000	18,515,000
Indicated	9,060	1.51	119.5	439,000	34,808,000
Meas. and Ind.	13,946	1.51	118.9	676,000	53,323,000
Inferred	21,590	1.27	84.3	880,000	58,508,000

Mineral Resources are in addition to Mineral Reserves and have not demonstrated economic viability

Cut-off grades are variable for each deposit.

Metals prices used were $750/oz Au and $13.25/oz Ag for Palmarejo and Guadalupe deposits.

Metals prices used were $600/oz Au and $11/oz Ag for La Patria deposit (Inferred Resource only).

Measured Resources determination parameter is material demonstrating grade continuity that is less than or equal to 15 meters distance from the nearest hole, with a minimum of 5 samples, no more than 2 of which originate from the same diamond drill hole.

The corresponding estimation parameter for Indicated Resource estimation is less than or equal to 35 meters.

Table 6.13: January 1, 2010 Total Palmarejo District Resource

Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	7,356,300	2.18	182.6	514,600	43,181,300
Indicated	12,310,600	2.04	163.3	808,100	64,619,200
Meas. and Ind.	19,666,900	2.09	170.5	1,322,700	107,800,600
Inferred	13,450,000	1.57	95.0	678,400	41,071,900

The Total Mineral Resource includes Proven and Probable Reserves.

Cut-off grade for Palmarejo deposit: open pit 0.76 g/tAuEq, underground 2.02 g/tAuEq

Cut-off grade for Guadalupe deposit: open pit 0.95 g/t AuEq, underground 1.93 g/tAuEq

Cut-off grade for  La Patria deposit 0.80 g/tAuEq

Table 6.14: Total Palmarejo District Mineral Reserves, January 1, 2010

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	6,601,500	2.08	174.9	441,600	37,120,900
Probable	9,637,200	2.13	172.3	660,100	53,399,600
Total	16,238,700	2.11	173.4	1,101,700	90,520,500

Metal prices used were $850 US per Au ounce, $14.50 US per Ag ounce

Includes Mineral Reserves for Palmarejo and Guadalupe deposits.

44

Table 6.15: Total Palmarejo District Mineral Resource, January 1, 2010

Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	1,110,500	1.44	116.61	51,400	4,163,400
Indicated	2,965,800	1.61	120.55	153,500	11,494,500
Total	4,076,300	1.56	119.5	204,900	15,657,900
Inferred	13,450,000	1.57	95.0	678,400	41,071,900

Metal prices used for Guadalupe and Palmarejo Resources were $1,100 US per Au ounce, $17.00 US per Ag ounce

Metals prices used for the La Patria resource were $600/oz Au and $11/oz Ag

The Total Mineral Resource includes Proven and Probable Reserves.

Cut-off grade for Palmarejo deposit: open pit 0.76 g/tAuEq, underground 2.02 g/tAuEq

Cut-off grade for Guadalupe deposit: open pit 0.95 g/t AuEq, underground 1.93 g/tAuEq

Cut-off grade for  La Patria deposit 0.80 g/tAuEq

6.4 Coeur Mexicana Production

Open pit mining operations began in 2008 and ramped up to full capacity in 2009.  All pre-stripping and waste mining requirements have been met.  Haulage access to the process plant ROM stockpile and all waste dump areas is complete.  Underground development for the 76 clavo is complete on over 10 levels and is in full production by transverse and longitudinal stoping.  Production from open pit and underground sources since operations commenced in 2008 at Palmarejo is summarized below (Table 6.16).

Table 6.16: Coeur Palmarejo Mine Ore Production- Inception to December 31, 2010

Year	Source	Tonnes	Au g/t	Ag g/t
	Open Pit	18,499	0.96	322
2008	Underground	0	0.00	0
	Total	18,499	0.96	322

	Open Pit	637,394	0.87	113
2009	Underground	415,801	1.81	144
	Total	1,053,195	1.24	125

	Open Pit	1,013,011	1.22	136
2010	Underground	552,197	2.80	211
	Total	1,565,208	1.78	162

Grand Total		2,636,902	1.56	149

45

SECTION 7 - GEOLOGIC SETTING

7.1 Regional Geology

The Palmarejo District lies near the western edge of the Sierra Madre Occidental, a north, northwest-trending volcanic plateau that separates the southward extension of the Basin and Range Province of the southwestern United States into two parts; Sedlock et al. (1993) suggested calling these two areas of extension the Eastern and Western Mexican Basin and Range provinces. Palmarejo is near the boundary between the Sierra Madre Occidental and the Western Mexican Basin and Range Province.

Basement rocks in the Sierra Madre Occidental are obscured by Cenozoic-aged volcanic flows, tuffs, and related intrusions but are inferred to include Proterozoic basement rocks, overlying Paleozoic shelf and eugeosynclinal sedimentary rocks, possibly scattered Triassic-Jurassic clastic rocks, and Mesozoic intrusions (Sedlock et al., 1993; Salas, 1991). The Palmarejo District area lies southwest of the west-northwest- to northwest-trending Mojave-Sonora Megashear, along which an estimated 700 to 800km of left-lateral slip are thought to have occurred during the Jurassic (Silver and Anderson, 1974 and 1983, and Anderson and Silver, 1979, cited by Sedlock et al., 1993).

Cenozoic magmatic rocks in northern Mexico, including the Sierra Madre Occidental, are generally thought to reflect subduction-related continental arc magmatism that slowly migrated eastward during the early Tertiary and then retreated westward more quickly, reaching the western margin of the continent by the end of the Oligocene (Sedlock et al., 1993). The eastward migration is represented in the Sierra Madre Occidental by the Late Cretaceous-Paleocene Lower Volcanic Series (LVS), or Nacozari Group, of calc-alkaline composition. Over 2,000m of predominantly andesitic volcanic rocks, with some interlayered ash flows and associated intrusions, comprise the LVS. Rhyolitic ignimbrites and flows, with subordinate andesite, dacite, and basalt, formed during Eocene and Oligocene caldera eruptions. These volcanic rocks form a one-kilometer-thick unit that unconformably overlies the lower volcanic series andesitic rocks and constitutes the Upper Volcanic Supergroup of the Sierra Madre Occidental (Sedlock et al., 1993). The Upper Volcanic Supergroup is also commonly referred to as the “Upper Volcanic Series” (UVS), or Yecora Group. The ignimbrites are gently dipping to flat lying. As the magmatic arc retreated to the western edge of the continent, becoming inactive by the end of middle Miocene time, late Oligocene to Miocene (24-17 Ma) basaltic andesites were erupted in a back-arc basin in the Sierra Madre Occidental. Still younger alkalic basalts related to Basin and Range extension are found in and east of the range. Although there appears to have been little late Cenozoic extension in the Sierra Madre Occidental itself, extensional Basin and Range-type structures and ranges formed to the east and west.

In the Témoris mining district, the lowest exposed unit of the LVS consists of rhyolitic flows, volcaniclastic units, and related shallow intrusions. These are overlain by andesitic flows and epiclastic rocks with related andesitic porphyry intrusions. Local pillow lavas and limestone within the andesitic sequence attest to their deposition in a subaqueous environment (Corbett, 2004). Dacitic and rhyolitic intrusions, which in some areas are altered and appear to be closely associated with mineralization, are interpreted to be contemporaneous with the LVS. Cliff-

46

forming rhyolitic ignimbrites of the Upper Volcanic Series are well exposed in the eastern and southern parts of the project area.

Mineralization in the district, which is hosted in the LVS, may be synchronous with the upper dacite and rhyolite intrusions (Laurent, 2004). Mineralized veins are commonly within 500m of the unconformity with the Upper Volcanic Series (Masterman et al., 2005). The LVS exhibits regional propylitic alteration.

Structural extension in the district takes the form of what are interpreted to be listric normal faults striking north-south to north-northwest, with west-northwest-trending flexures, as well as dilation of west-northwest-trending fractures, caused by strike-slip faulting (Corbett, 2004).

A gold-silver metallogenic province that hosts low-sulfidation epithermal polymetallic gold-silver deposits lies along the western margin of the Sierra Madre Occidental (Figure 7.1). This province appears to exhibit a regional zonation of silver-rich deposits (Au:Ag ratios of 1:150) to the west and gold-rich deposits (Au:Ag of 1:40) to the east (Laurent, 2004). Palmarejo, a silver-rich deposit, lies in the western part of this province.

The LVS is exposed in the central portions of the Palmarejo project, and the UVS is exposed in the northern, northeastern, and southwestern limits of the property (Figure 7.1).

47

Figure 7.1: Regional Geology of the Palmarejo Area

Palmarejo District

N
Palmarejo
La Finca
San Juan de Dios
Cerro de los Hilos
Los Bancos
Guadalupe Norte
Todos Santos
Guadalupe
La Patria
La Virginia
Maclovia
Guerra al Tirano
LEGEND
Vein Structures
Reserves
Resources
Tested
Upper Volcanic Series
Lower Volcanic Series
Coeur

7.2 Palmarejo Area

The Palmarejo zone ore bodies are hosted in northwest striking and west dipping structures that cut through a volcano-sedimentary sequence of re-sedimented volcaniclastic, coherent and pyroclastic deposits.  The volcaniclastic rocks include ash-rich mudstones and sandstones.  The coherent rocks include microcrystalline massive basalt, fine grained massive andesite and

48

plagioclase crystal rich massive andesite.  The pyroclastic unit includes tuffaceous sandstone, lapillistone tuff and breccias (Galvan, 2007).

The Palmarejo Mineral Resources, described in Section 17, lie within and adjacent to the La Prieta and La Blanca structures (Figure 7.2). The La Prieta structure extends for at least two kilometers, has a variable strike that averages about 115°, and dips to the southwest at 35° to 85°.

The La Blanca structure strikes about 160°, has an average dip of about 50° to the southwest, and is thought to be a listric normal fault (Corbett, 2004) that parallels the trend of the regional faults in the Sierra Madre Occidental. Masterman et al. (2005) estimated up to 300m of throw on the La Blanca fault. Faults with similar orientations are the most commonly mineralized structures in the Temoris district.

A broad zone of mineralized quartz stockwork formed at the intersection of the La Blanca and La Prieta structures. North-trending splays from other north-northwest-striking structures at Palmarejo may offset both the La Blanca and La Prieta faults (Beckton, 2004).

Figure 7.2: Geologic Map of the Palmarejo Area

49

7.3 Guadalupe Area

The Guadalupe zone is about seven kilometers southeast of Palmarejo and includes the Guadalupe Norte, Guadalupe, El Salto, and Las Animas prospects (Figure 7.3). It is located along the major northwest-trending (330°) structure that can be traced for approximately 3,000m along strike and has an average dip of approximately 55° to the northeast. Mapping by Stewart (2005) indicates both normal and strike-slip offset across the fault, with vertical displacement estimated to be at least a few hundred meters (Davies, 2007). Secondary west-northwest- and north-northeast-trending structures have been identified by surface mapping in the Guadalupe area (Laurent, 2004; Davies, 2007).

Figure 7.3: Geologic Map of the Guadalupe Area

The Guadalupe zone comprises silver- and gold-bearing quartz-carbonate veins hosted in a volcanic-sedimentary package that is intruded by shallow andesitic porphyries and a felsic dome complex (Figure 7.4). The stratigraphic sequence of the volcanic-sedimentary package at Guadalupe is similar to that at Palmarejo with the exception of more abundant rhyolitic dikes, sills and domes. The Guadalupe hanging-wall block consists of predominantly flat-lying volcaniclastic sandstones, and conglomerates as well as andesite tuff that are locally underlain by amygdaloidal basaltic andesite. The footwall block comprises the lower thin-layered and fine grained volcaniclastic units and basaltic-andesitic lavas. The felsic-dome complex intrudes both

50

volcaniclastic blocks and the andesite porphyries and is characterized by flow-banded and porphyritic rhyolite dikes and domes. Contact breccias are locally developed along the margins of the dome. Talus deposits containing fragments of flow-banded and porphyritic rhyolite partially overlies the structure between Guadalupe and Las Animas.

51

Figure 7.4: Cross Section of the Guadalupe Structure

(showing the relative position of the different lithologic units in relation to the vein)

7.4 La Patria Area

The La Patria zone is located about seven kilometers south-southeast of Palmarejo (Figure 7.1) and includes the La Patria, La Virginia, and Maclovia prospects (Figure 7.5). It is located within the northwest-trending La Patria — Todos Santos structure that can be traced for over 4,000m along strike.

Prospects at the La Patria zone have a combined strike length of 1,700m and are spatially associated with sub parallel faults that strike predominantly northwest (335°) and dip approximately 45° to the northeast. Mapping suggests dominant displacement along the structure includes both normal and strike-slip movement (Davies, 2006). Several prospects, including Santa Ursula and Todos Santos, are located over several kilometers along strike to the northwest of the La Patria.

The La Patria zone comprises gold- and silver-bearing quartz-carbonate veins hosted in a volcanic-sedimentary package that is intruded by felsic dikes. The hanging-wall block consists of interlayered flat-lying amygdaloidal basalt, andesite porphyry, sandstones, mudstones, and conglomerates. The footwall block comprises porphyritic granodiorite, welded rhyolite ignimbrite, conglomerates, and the interlayered volcanic-sedimentary package. Felsic dikes with flow-banded and porphyritic textures intrude both the footwall and hanging-wall blocks.

52

Figure 7.5: Geologic Map of the La Patria Area

La Patria Project
760000
La Podrida
La Patria Arriba
3026000
La Gloria Nivel 1
La Gloria Nivel 2
La Partida
San Martin
San Antonio Sur
Legend
Drillholes
Fault
Vein
Qho
ToPR
TePA
Ktat
Ktam
Ktal
Cgp - BvA
Argilization
Silicification
3025000
0 50 100 200 300 400
Meters
Graphic scale
WGS84 12 N
December 2010
COEUR
Coeur Mexicana
EXPLORACION
759000
760000

1

SECTION 8 - DEPOSIT TYPES

Mineralization in the Palmarejo district consists of epithermal, low-sulfidation, silver-gold carbonate vein and vein-breccia deposits with strong vertical zoning that occur within north-northwest-striking and west-northwest-striking structures. Early quartz-carbonate veins are locally overprinted by high-level, high-grade silver-gold quartz veins.  This deposit type is common within the gold-silver metallogenic province of the Sierra Madre Occidental and accounts for much of the historic silver and gold production from the province. The silver and gold deposits are characterized by pervasive silicification, quartz-fill expansion breccias, and sheeted veins. Multiple stages of mineralization produced several phases of silica, ranging from chalcedony to comb quartz, and two periods of silver-gold mineralization (Corbett, 2007).

Low-sulfidation polymetallic silver-gold mineralization dominates the Palmarejo district (Figure 8.1, Corbett, 2005). This strongly zoned mineralization is characterized by pyrite, sphalerite, galena, and argentite (acanthite) deposited within the quartz vein/breccias at lower elevations and higher-grade precious-metals mineralization with fine-grained, black, silver-rich sulfide bands or breccia-infill in the upper portions of the structures. Much of the silver and gold mineralization is succeeded by the bulk of the quartz-vein material, which is weakly mineralized and tends to lie in the interior portion of the veins in the mineralized shoots.  Silicic, argillic, chloritic, and hematitic alteration were noted during underground and surface mapping throughout the district (Laurent, 2004). Gold is present as native gold and electrum, while silver occurs as acanthite, electrum/argentian gold, native silver, (Skeet, 2004a, Townend and Associates, 2004,).  In 2009, additional petrographic work by Panterra Geoservices Inc. identified abundant copper-silver sulfides such as mckinstryite, jalpaite, stromeyerite and pearcite. (Ross, 2009)

2

Figure 8.1: Low Sulfidation Polymetallic Silver-Gold Mineralization

METALS
MAGMATIC ARC
RIFT
GANGUE
iron oxide
galena
sphalerite
chalcopyrite
hematite
marcasite
ad-ser
neutral chloride
hydrothermal sulfatara
travertine
acid sulfate
sinter
illite
Gp
silica
sulfates
kaolin
CO3
opal
gypsum
smectite
barite
chalcedony
O_2
EPITHERMAL QUARTZ Au-Ag
condensate
CO_2
acid sulfate
smectite -illite
stockwork
fissure veins
anhydrite
Zn>Fe
pyrite
pale
red
black
Fe>Zn
arsenopyrite
pyrrhotite
magnetite
Au-Ag depostied by mixing with oxidising waters
ADULARIA SERICITE EPITHERMAL Au-Ag
mixing
Fe
Mn-Mg
illite-smectite
dickite
Ca
Au , Zn, Pb deposited by mixing with CO_2 waters
CARBONATE-BASE METAL Au
CO_2-rich waters
boiling
entrainment
meteoric waters
Au, Cu deposited by cooling and mixing
QUARTZ SULFIDE Au + Cu
meteoric waters
sheeted & stockwork veins
sericite
PORPHYRY Cu-Au
STYLES OF LOW SULFIDATION Au±Ag±Cu
Corbett

The above figure shows spatial relationships to varying alteration and mineralization in low sulfidation systems such as Palmarejo and Guadalupe.  The Palmarejo and Guadalupe zones currently identified would fall within the Epithermal Quartz Au-Ag level, according to Corbett (2005).

3

SECTION 9 - MINERALIZATION

The Mineral Resources that are the focus of this report are located at Palmarejo, Guadalupe, and La Patria. The mineralization found in these areas is described first, followed by brief descriptions of mineralization located elsewhere in the Palmarejo District area.

Host rocks are an important influence on vein formation at Palmarejo, especially competent brittle hosts that allow development of through-going fractures. Silicified laminated sandstones are particularly favorable hosts (examples of this include the 76, 108, Chapotillo, and parts of the Rosario clavos).

Dilational portions of fault zones, such as flexures, link veins in fault jogs, or stockwork tension veins, favor development of mineralized shoots or clavos. Throughout the Palmarejo area, left-stepping (west-northwest) bends in the generally northwest-trending structures are particularly favorable sites for clavo development. Increased normal fault displacement also appears to be important, and structures such as Tres Cruces that have little normal fault displacement tend not to be well mineralized (Corbett, 2006).

9.1 Palmarejo Area

Gold-silver veins and vein/breccias occur within, and at the intersection of, the west-northwest-striking La Prieta structure and the north-northwest-striking La Blanca structure. Multiple stages of hydrothermal activity and mineralization filled these structures with quartz veins and formed quartz stockwork mineralization within the wedge of rock formed by the intersection of the structures. Both the La Prieta and La Blanca veins have polymetallic silver-gold vein/breccias with an epithermal silver-gold overprint that forms high-grade shoots in the steeper-dipping portions of the listric normal faults (Corbett, 2004). Early mining focused on the La Prieta vein, where high-grade silver mineralization was present as bands of fine-grained acanthite and galena within the vein.

The Palmarejo mineralization can be divided into three domains: the La Prieta and La Blanca vein domains and the footwall and hanging-wall stockwork domain developed along each of the two vein domains.  The La Prieta vein domain consists of the La Prieta vein/breccia that dominated the historic production from the area. The La Prieta footwall domain encompasses quartz stockwork mineralization and silicification within epiclastic rocks and andesitic tuffs. The La Prieta hanging-wall domain consists of extensive sheeted-quartz-stockwork mineralization that is well exposed in the underground workings. The predominant geologic unit within this domain is the amygdaloidal andesite that lies between the La Prieta and La Blanca vein domains.  The La Blanca vein domain consists of the La Blanca vein/breccia, which lies between porphyritic andesite on the hanging wall and amygdaloidal andesite and andesitic tuffs on the footwall. The La Blanca hanging-wall domain includes quartz-stockwork mineralization within the porphyritic andesite.

Steeply plunging, high-grade clavos have been identified in each of the vein structures. The Rosario and 76 clavos contain the bulk of the mineralization at Palmarejo. The Rosario clavo lies at the intersection of the La Blanca and La Prieta veins and is up to 30m wide. The 76 clavo is a subvertically plunging shoot located at an inflection in the strike of the La Blanca structure. It terminates at depth as the structure flattens. The 108 clavo, also located on the La Blanca structure at its contact with silicified sandstone, is a gold-rich shoot. The Tucson and Chapotillo clavos lie within the La Prieta structure.

4

At Palmarejo, four tectonic-hydrothermal breccias have been identified that make up the main mineralized veins (Figure 9.1).  The breccias include (pictured below); a jigsaw-fit monomictic breccia, a massive cement-supported polymictic breccia, a massive, cemented, rotated lithic and vein fragment breccia and a matrix supported, chaotic polymictic breccia (Galvan, 2007).

Figure 9.1: Four Breccia Types of the Palmarejo Mineralized Veins

Jigsaw-fit (in situ) monomictic breccia, cemented with grey quartz; PMDH 191D; depth 403.50 m.

Massive, grey quartz - cement - supported polymictic breccia; PMDH 586D, 261.75 m.

Massive cemented rotated lithic-vein cobble fragments breccia

Granular-kaolinite cement-supported, chaotic polymictic-round cobble breccia, PMDH_191D, depth 405 m

5

Drilling by Planet Gold along the La Prieta vein structure has tested approximately 3.5km of strike length and has penetrated the structure over an elevation range of about 900 to 1250m.

The Palmarejo silver and gold Resources discussed in Section 17 remain open for possible expansion in several areas. Drilling has tested the intersection zone of the La Prieta and La Blanca structures, referred to as the Rosario clavo, below the deepest mineralization intercepted in either of the principal structures. The presence of significant mineralization in the deep Rosario target has been demonstrated by hole PMDH522D, which returned 24.4m (true width of approximately 13m) grading 2.30 g Au/t and 196 g Ag/t in stockwork mineralization in the hanging wall of the La Blanca structure more than 200 meters down plunge from the previously deepest intercept in the Rosario clavo.

9.2 Guadalupe Area

The Guadalupe project is located along a northeast-plunging structure that hosts the Guadalupe Norte, Guadalupe, and Las Animas Clavos (refer to Figure 7.3). These prospects with old mines and prospects occur over a four-kilometer strike length of the Guadalupe structure.

The silver-gold (±base metals) mineralization at Guadalupe occurs predominantly within northwest-trending quartz-carbonate breccia veins enveloped by variably developed quartz hydrothermal breccias and quartz-stockwork zones. The multiphase quartz-carbonate breccia veins have an average dip of 55° to the northeast and range in thickness from less than a meter to at least 20 meters (true width). Subparallel veins, vein splays and sigmodial loops of varying thicknesses are hosted in both the hanging-wall and footwall blocks.  Quartz-stockwork zones are typically developed in the hanging-wall blocks or between closely-spaced subparallel quartz-carbonate-bearing structures.

The quartz-carbonate breccia veins at Guadalupe are hosted in both the volcanic-sedimentary package as well as in the andesitic porphyries and the felsic-dome complex. Outcrop expressions of the structure are dominantly characterized by moderately to pervasively clay-altered wall rocks and laterally discontinuous quartz veins with thicknesses ranging from millimeters to a few meters. The clay-rich fault trace is best preserved at Guadalupe Norte (Figure 9.2). Beneath the clay-rich upper zone, the quartz-carbonate breccia vein swells up to 15m true width and is spatially associated with quartz-carbonate-pyrite-sericite-clay-epidote-chlorite alteration in the wall rock.

6

Figure 9.2: Photo Showing the Guadalupe Norte Clay Alteration

Precious and base-metal mineral assemblages are dominated by fine-grained pyrite, argentite (acanthite), sphalerite, galena, and electrum. Free gold was found in some specimens that contain narrow semi-massive sulfide mineralization (Figure 9.3), hypogene hematite-siderite, or have been altered by supergene processes (Corbett, 2006).

Figure 9.3: Photo Showing Sulfide Mineralization

(NQ core sample from hole TGDH 055 at 368 m, assaying 186 ppm Au and 3720 ppm Ag)

Hypogene mineralization typically occurs as bands and disseminations in veins and, to a lesser extent, as 2 to 4cm wide semi-massive sulfide vein infill (Corbett, 2007). Clay-rich fault zones in the upper portion of the deposit are barren to poorly mineralized (Figure 9.6). Results from the drilling indicate that shallow levels of the structure are characterized by silver mineralization, while significant gold values are encountered at depths of about 200m vertical or greater (generally below 1300m elevation).

7

Figure 9.4: Photo Showing Mineralized Rhodochrosite

(NQ core sample from hole TGDH 115 at 365 m, assaying 8 ppm Au and 410 ppm Ag)

Corbett (2007) suggests multiphase silver-gold (± base metal) mineralization at Guadalupe comprises three main temporal and spatial styles, including: early gold-rich quartz-sulfide style mineralization typically developed at deeper levels; polymetallic silver-rich mineralization at intermediate levels characterized by pyrite-argentite (acanthite)-sphalerite-galena and minor chalcopyrite in the presence of several carbonate species (Figures 9.4 and 9.5) and hypogene hematite; and polymetallic silver-rich mineralization at shallow levels in the presence of abundant argentite (acanthite) and local electrum and free gold in association with white sphalerite and pyrite.

Figure 9.5: Photo Showing Late-Deposited Carbonates

(NQ core sample from hole TGDH 091 at 358.4 m)

A barren clay-rich zone overlies silver-dominant mineralization in Guadalupe (Figure 9.6), and suggests a setting similar to that at the 76 clavo at Palmarejo.  Masterman (2006) noted early drilling by Planet Gold intersected well-mineralized, silver-dominated quartz-carbonate breccia veins between the clay alteration zone and the 1,300m elevation. Deep drilling down-dip of the silver-rich portion of

8

the system has delineated several wide zones with strongly mineralized gold-silver breccia veins located predominantly between the 1,300 and 1,100 m elevation levels. These results, in addition to surface geological interpretations, suggest that Guadalupe target represents the highest levels of a fully preserved epithermal system.

Figure 9.6: Poorly Mineralized Structure at Surface and Clay Alteration at Guadalupe Norte.

9.3 La Patria

Prospects at the La Patria zone have a combined strike length of 1,700m and are spatially associated with subparallel faults that strike predominantly northwest (335°) and dip approximately 45° to the northeast. Mapping suggests dominant displacement along the structure includes both normal and strike-slip movement (Davies, 2006).

The mineralization is hosted in a quart-vein breccia unit with enriched proximal dense stockwork. Well formed pyrite, chalcopyrite, galena and sphalerite is found within the darker grey (high temperature) quartz veining. Visible gold is present in many samples observed as native gold and electrum. Oxidation is prevalent with goethite/limonite developed in pyrite pseudomorphs.

The Quartz-vein Breccia unit lies within a typical normal extension fault with apparent preferential mineralization at the intersection lineation between the NW (335°/58°) east dipping regional structure and the WNW (300°/75°) cross structures.

There is up to 800m of strike traceable on surface from Virginia to the south through to La Patria to the north. The average width of the Quartz-vein breccia is 4m wide.  The degree of oxidation is important and may increase the potential for oxide-ore, open-cut mining.

Maclovia is located ~500m south-southeast of La Patria and immediately northeast of and beneath the 1600m high Cerro Guerra al Tirano.  The prospects are located on both sides of a 200m deep steeply

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incised valley, elevations are between 1100 & 1300m.  The series of structures that make up Maclovia have been intermittently worked, possibly as early as the days of the Spanish Conquistadors and more recently in the middle of the 20th century.

At Maclovia the main north-northwest trending structure which also hosts the Virginia, La Patria, Santa Ursula and Todos Santos prospects to the north bifurcates into 6 or 7 narrow, high-grade, structures.  The individual structures are between 0.1 and 2.5m wide, nominally <1.0m, and are vertically continuous for more than 100m. The strike varies from northwest to almost north — south and the dips range from 50°SW to 80°E.

Typically the structures are characterized by intensely silicified and brecciated colloform banded quartz veins hosted in silicified andesite; pyrite is common often up to 5mm and was observed at most locations.  Alteration of the host rock adjacent to the veining/structure is silicic and includes minor pyrite.  More distal, >2m, the andesitic rocks are strongly argillized with rare quartz veinlets and minor (absent) silicification, no economic gold or silver grades were recorded from the host.

9.4 Other Areas of Mineralization

Palmarejo Norte

Six RC holes, for a total of 791m, were drilled along the northwest extension of the La Blanca structure approximately one-kilometer northwest of the limit of the Palmarejo Resources at the intersection of the La Blanca and La Prieta structures. The holes did not encounter significant mineralization.

Los Bancos

Los Bancos is an argillic bloom located 1 km north of Guadalupe Norte and 1 km southeast of San Juan de Dios. Alteration is similar to that found above Guadalupe Norte and the 76 Clavo in Palmarejo which suggests the presence of blind mineralization. In 2007, 26 “wildcat” RC holes were drilled totalizing 7,568.19 m, four of these holes hit vein presumably tracing a northwest-trending plane. Grades and thickness clearly increase with depth. An intercept from hole LBDH-25 returned 30.48 m (not true thickness) grading 1.55 g Au/t and 259 g Ag/t, including 1.52 m grading 18.15 g Au/t and 1,680 g Ag/t.

Follow up diamond core drilling in 2009 confirmed the existence of a mineralized vein at Los Bancos.  During 2009, five diamond core holes were drilled for a total of 1,762 meters.  All holes intercepted mineralized quartz vein structures ranging from a true thickness of 0.8 to 2.8 meters.  The highest grade intercept was a true thickness of 1.4 meters at 9.64 grams per tonne gold and 1,090.0 grams per tonne silver.

Field reconnaissance work in the area has led to the identification of several veins whose width ranges from 0.5 to 2.0 m with grades up to 1.5 g Au/t and 150 g Ag/t at low elevations, and up to 10 m stockwork zones in the surface projection of the Los Bancos vein with no significant grades. Suggesting the presence of a well preserved epithermal system with no mineralization exposed at the surface, similar to Guadalupe Norte and the 76 Clavo.  Due to the preservation of the epithermal system surface exposures only contain minor mineralization but metal grades dramatically increase with depth.

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San Juan de Dios

The San Juan Area is located 2.3 km due SE from Palmarejo.  A set of veins in this area had been identified by field reconnaissance where mapping and sampling geologic programs were developed.  The San Juan structure trends N40°W; dips are variable from 54° to 74° to the SW.  The mineralization in San Juan is represented by a set of veins up to 2.5 m thick in exposures, but dominant thicknesses are in the range of less than 1 m as observed in the old mine workings.

The results obtained from the surface sampling of vein outcrops in the area show grades of up to 3.1 g/t Au and 287 g/t Ag, containing anomalous copper, lead and zinc values.  Several old shafts and adits were developed by earlier gambusinos, the deepest, called San Juan and El  Zapote, were built as deep as 60 m . Drill-holes at this location intercepted a mineralized zone, 7.2 m in width, which is composed of thin veins ranging in thickness from 0.30 to 1.1 m; gangue minerals include quartz-carbonates.  The veins are associated at least in space to earlier rhyolitic dikes that crosscut the KTAL lithological unit. It is inferred that the rhyolitic dikes pre-date the vein mineralization, since crosscutting relationships of quartz and visible sulphides show that mineralization is hosted in the vein itself, as well as in the Kaolin-altered rhyolitic intrusives as disseminations.

During the 2010 drilling campaign, fifteen holes were executed in the San Juan area.  Diamond core drilling was conducted to investigate 1,100 m of vein strike length, from San Juan to El Rincón zone.

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SECTION 10 - EXPLORATION

10.1 Planet Gold Exploration, 2003-2007

In January and February of 2003, Hall Stewart conducted a reconnaissance study on behalf of Planet Gold (Coeur’s operating company) in the Palmarejo-Trogan area. Stewart’s work led to Planet Gold’s submission of the Trogan application and the initiation of negotiations on internal claims. Detailed field investigations by Planet Gold began immediately following the signing of the Corporación Minera de Palmarejo (Ruben Rodriguez Villegas) agreement in June 2003.

Reconnaissance surface mapping, trenching, and underground sampling and mapping on known prospects within the project area led to the identification of significant precious metal anomalies in the Palmarejo area (Beckton, 2004). A more focused trenching and underground sampling effort was then undertaken at Palmarejo, and drill testing commenced in November 2003 with a single reverse-circulation rig.

A total of 286 underground channel samples from the 6, 7, and 8 levels of the La Prieta workings were collected by Planet Gold through September 2004 (Table 10.1). Mapping of the stratigraphy, structure, and alteration in these levels was also completed. Surveying of the Palmarejo underground workings commenced in October 2004. Planet Gold collected 79 channel samples from underground workings in nine prospect areas in other portions of the project through September 2004 (Laurent, 2004).

Table 10.1: Planet Gold Palmarejo Underground Channel Sample Database Statistics

Samples		Au Grade (g Au/t)					Ag Grade (g Au/t)
No.	Avg. Length	Mean	Min	Max	Std Dev	CV	Mean	Min	Max	Std Dev	CV
286	1.91 m	1.638	0	36.700	3.309	2.020	220.8	0	4330.0	410.2	1.9

Sixty-eight surface trenches, for a total of about 1500m, were excavated and sampled by Planet Gold as part of the reconnaissance of the Trogan area through June 2005 (G. Masterman, pers. comm., 2005; Beckton, 2004a; Laurent, 2004). These trenches varied in length from one to 116m. An additional 43 trenches were completed at Palmarejo for a total of 927m. The trenches were completed with picks and shovels to a depth of up to one meter, with samples typically chipped over three-meter intervals. The trenches were mapped for lithology, alteration, structural controls of mineralization, oxidation, and stratigraphy. The results from the trench sampling were not used in the Resource estimations. Additional rock chip, mine dump, and select geochemical samples from various parts of the project area were also collected and assayed (Laurent, 2004).

Drilling by Planet Gold on the Palmarejo-Trogan project was initiated in November 2003 at Palmarejo. The La Prieta vein structure was drill tested first, as the most extensive historic mining occurred within this structure. Drilling then progressed to testing both the La Prieta and La Blanca structures, with focused drilling undertaken in the areas of the Rosario, Tucson, Chapotillo, 76 and 108 mineralized shoots. Additional details of the Palmarejo drilling program are discussed in Section 11.

Planet Gold collected almost 2,200 shortwave infrared (“SWIR”) spectral measurements from drill samples from holes on a series of sections across the La Blanca and La Prieta structures using an ASD Terraspec instrument. An additional 500 SWIR spectra were measured as part of a regional alteration-

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mapping program on the Trogan project. A new exploration model using structural and stratigraphic targets, high-level clay mineralogy, and the silver-gold and pathfinder-element geochemistry was developed from these data and is being applied throughout the Palmarejo-Trogan exploration programs.

Four hundred forty drill samples from Guadalupe were analyzed for a 50-element suite by combination ICP-MS and ICP-AES. The goal of these geochemical analyses was to evaluate vertical and lateral zoning of major and trace elements in the mineralized shoots at Guadalupe.

One hundred and eighty-six Palmarejo drill samples and 282 trench-sample pulps were analyzed for a 50-element suite by combination ICP-MS and ICP-AES. A further 440 drill samples from Guadalupe were similarly analyzed. The goal of these geochemical analyses was to evaluate vertical and lateral zoning of major and trace elements in the mineralized shoots at Palmarejo and Guadalupe.

Planet Gold completed geological mapping and 30m of trenching in 2005 at Guadalupe, which identified a series of structural drill targets. Since that time, 229 holes have been drilled at Guadalupe, for a total of 70,331.55 m. This drilling has defined the structure for over two kilometers along strike and an elevation range of 1420 to 950 m.

Preliminary surface and underground chip sampling of the quartz vein/breccia at La Patria returned 1 to 5 g Au/t and 20 to 100 g Ag/t. Based on this initial regional evaluation and encouraging trench-sample results, Planet Gold originally assigned a higher priority to the La Patria-Virginia structure than to Palmarejo. Since 2004, Planet Gold has completed geological mapping, rock-chip sampling, and 179.5m of trenching (both surface and underground) from which a series of structural-geochemical drill targets were identified. Following this work, Planet Gold began drill testing the La Patria target area in November 2005. A total of 121 holes (25,867m) have been drilled at the La Patria project. This drilling has tested and defined the structure for approximately 1,700m along strike and an elevation range of 1464 to 1020m.

Results of Planet Gold’s exploration programs outside of the Palmarejo, Guadalupe, and La Patria project areas, including the drilling undertaken at La Finca, San Juan de Dios, Todos Santos — Canadensia, Cerro de Los Hilos, Cerro de Los Hilos SE, Guerra al Tirano, and Los Bancos are summarized in Section 9.  The Palmarejo, Guadalupe, and La Patria Resources are discussed in Section 17.

As of December 2007, Planet Gold had completed 180 trenches, for a total of 3,960m, and 1,135 drill holes, for a total of 246,830.9 m, within the Palmarejo-Trogan property. A total of 1,429 samples were collected from the trenches, and 800m of underground channel sampling was completed (365 samples).  A total of 1,135 holes, for 246,830.9 m, had been drilled in the various target areas of the project, including 27 geotechnical holes (494m) drilled at Palmarejo.

10.2 Coeur Exploration 2008-Present

Since January 2008, Coeur Exploration has continued to conduct exploration drilling at Guadalupe. Table 10.2 summarizes drilling and sampling activities at Guadalupe from January 2008 to December 2010.

Exploration and development drilling at Palmarejo in 2008, 2009 and 2010 was done by Coeur Mexicana Operations and is summarized in Section 11 and in Table 10.2.  Coeur Mexicana Operations

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has also continued channel sampling at Palmarejo in 2008, 2009 and 2010 in conjunction with daily operations.  RC drilling was conducted as part of the open pit ore control program and condemnation drilling, with a few infill (Category 3) holes.  The Palmarejo deposit resource estimate was updated in 2010 using data collected from 2003 to 2010 (see Section 17).  The Guadalupe Resource reported herein has utilized data from 2005 to 2010 (see Section 17 and Table 11.7).

Table 10.2: Coeur Drilling and Sampling Jan 2008 to Dec 2010

Year	Location	No. Channels	No. Channel Samples Submitted	No. DD Holes	DD meters	No. DD Samples Submitted	No. RC Holes*	RC meters	No. RC Samples Submitted
	Palmarejo Mine	51	1,473	50	5,298	4,533	137	2,632	2,665
2008	Guadalupe	0	0	54	19,617	6,883	0	0	0

	Palmarejo Mine	710	9,310	185	23,567	12,673	1,887	35,274	29,038
2009	Guadalupe	0	0	53	17,172	7,733	0

	Palmarejo Mine	285	3,402	454	56,123	24,089	2,004	36,463	18,896
2010	Guadalupe	0	0	57	20,620	2,165	0	0	0

*The majority of RC holes drilled were grade control holes for open pit operations at the Palmarejo Mine site with the exception of condemnation drilling during 2008 and some infill exploration holes.

Coeur has also relied on the drilling, interpretations, and results conducted by other experts (including AMEC and MDA).  The Qualified Persons have reviewed this information and believe that the methods employed are sound and that the results and interpretations are accurate and within industry standards.

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SECTION 11 - DRILLING

Planet Gold conducted drilling primarily at Palmarejo from November 10, 2003 — September 26, 2007.  During this time, other target areas tested include La Finca, San Juan de Dios, Guadalupe, Todos Santos - Canadensia, La Patria, Cerro de Los Hilos, Cerro de Los Hilos SE, Guerra al Tirano, and Los Bancos.  Coeur has continued drilling at Palmarejo, Guadalupe and other areas of the property since 2008.

11.1 Palmarejo Drill Data

The Palmarejo drilling done by Planet Gold through September 26, 2007 is shown in Table 11.1.

Table 11.1: Palmarejo Drilling Summary- Planet Gold

	RC		Core		RC Precollared		Total
Year	No.	Meters	No.	Meters	No.	Meters	Drill Holes	Total Meters
2003-2007	545	92,689	117	25,549	88	11,089	750	129,327

Since September 2007, Coeur Mexicana has continued drilling at Palmarejo.  Drilling and sampling conducted through December, 2010 is shown in Table 10.2.

11.2 Guadalupe Drill Data

Planet Gold initiated drilling at Guadalupe in early 2005 and drilling had been ongoing until early 2007 (Table 11.2). Sampling statistics for this drill data are summarized in Table 11.3. The database was created by Planet Gold and was similarly checked by AMEC (see Sections 12 and 13).

Table 11.2: Guadalupe Drilling Summary- Planet Gold

		RC		Core		Total	Total
Company	Year	No.	Meters	No.	Meters	Drill Holes	Meters
Planet Gold	2005-2007	96	21,349	139*	46,489	229	67,838

*Includes 4 core continuations of RC holes & 2 core (wedge) continuations of core holes

Table 11.3: Planet Gold Guadalupe Drill-Hole Database

Summary (2005-2007)

Item	Value
Number of Drill Holes with Assays	181
Total Length (m)	51,778
Average Length (m)	302
Meters Sampled & Assayed (Au & Ag)	15,037
Drill-Hole Assays (Au & Ag)	15,329
Holes With Down-Hole Surveys	125

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Coeur continued drilling at Guadalupe after purchasing Palmarejo in 2007.  Coeur Exploration drill and sample data for 2008, 2009 and 2010 are summarized in Table 10.2.

The following is a summary of drill data used for the estimation of the Mineral Resource of Guadalupe, described in detail in Section 17 of this report.

Table 11.4: Guadalupe Resource Drill Data- YE2010 Model

	RC	Core	Total
No. Sampled Holes in Resource Database	106*	266	372
Drilled Meters	24,536.93	93,902.25	118,439.2
Sampled Meters	16,294.49	20,997.89	37,292.38
No. Samples in Resource DB	10,684	22,977	33,661

*Includes 11 RC Pilot Holes Continued by Core and one Trench

11.3 La Patria Drill Data

La Patria Mineral Resources summarized in Section 17 were estimated using data provided by 62 drill holes (Table 11.5). The Resource database is summarized in Tables 11.5 and 11.6. Table 11.7 shows drilling done after the Resource estimate, and Table 11.8 shows total drilling at La Patria. The database was created by Planet Gold in the same manner as described above for the Palmarejo database, and was similarly checked by MDA.  Coeur has not done any drilling at La Patria.

Table 11.5: Planet Gold Drilling at La Patria, 2005-2006

(MDA, 2007)

		RC		Core		Total Drill
Company	Year	No.	Meters	No.	Meters	Holes	Total Meters
Planet Gold	2005-2006	50	8,183	12	2,911	62	11,094

Table 11.6: Planet Gold 2005-2006 La Patria Drill-Hole Database

Summary- Data Included in Resource Estimate

(MDA, 2007)

Item	Value
Number of Drill Holes with Assays	60
Total Length (m)	10,498
Average Length (m)	175
Drill Hole Assays (Au &Ag)	6,054
Holes with Down-Hole Surveys	55

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Table 11.7: La Patria Post-Resource Drilling Summary

		RC		Core		Total Drill	Total
Company	Year	No.	Meters	No.	Meters	Holes	Meters
Planet Gold	2006-2007	29	5,831	30	8,941	59	14,772

Table 11.8: Total Drilling at La Patria, 2005-2007

(MDA, 2007)

		RC		Core		Total Drill	Total
Company	Year	No.	Meters	No.	Meters	Holes	Meters
Planet Gold	2005-2007	79	14,014	42	11,852	121	25,866

11.4 Core Drilling and Logging

Diamond core drilling was carried out by Layne, Major, and Perforaciones Godbe de Mexico, S.A. de C.V. (“Godbe”).   Layne used a CS-1000 skid-mounted wireline rig, while Godbe used a truck-mounted Longyear Super 38 Sidewinder wireline rig. The CS-1000 was set up to drill HQ-diameter core with the ability to reduce to NQ if necessary (MDA, 2007).

Major initially sent a Boyles 20 (B-20) skid-mounted wireline core-rig to Palmarejo in September 2005. This rig could drill HQ-diameter core with the ability to reduce to NQ if necessary. The depth capability of the rig was restricted, however, and it was subsequently replaced by a skid-mounted wireline Longyear 44 core rig (“LY-44”) in December 2005. The LY-44 has a capacity of drilling PQ to depths of 230m before needing to reduce to HQ. Major also sent a Universal Directional Rig 200 (“UDR-200”) skid-mounted wireline core-rig to Palmarejo in January 2006. Like the LY-44, this rig has a capacity of drilling PQ to depths of 230m before reducing to HQ. In August 2006, both the LY44 and UDR-200 were sent to Guadalupe (MDA, 2007).

In June 2005, Major sent a Boart Longyear (“BLY-38”) skid-mounted wireline core rig to Guadalupe, this drill is able to drill HQ-diameter core with the ability to reduce to NQ. In June 2006, The BLY-38 was sent to the La Patria area (MDA, 2007).

Major also sent two Major 50 track-mounted wireline core rigs to Guadalupe, one in April and the other in July 2007. Both Major 50 rigs have a capacity of drilling PQ to depths of 280m before needing to reduce to HQ.   Major’s annual contract was not renewed in January 2008 and Major completed its contract drilling in March 2008.

A new contract was signed in January 2008 with G4 Forage Drilling, headquartered in Val-d’Or, Quebec, Canada in May of 2008, and an additional contract was signed with Landdrill International Mexico from Hermosillo, Mexico in July of 2008.  During 2008, two to three diamond core rigs of G4 Forage were drilling at Guadalupe or Palmarejo and one diamond core rig of Landdrill was drilling at Guadalupe.  Landrill International continued drilling in the first quarter of 2009 and then demmobilzed when their contract was completed.  G4 Forage continued to drill at Guadalupe and other district exploration targets in 2009 and 2010. The rig used was a wireline skid mounted-type Forage-G-Drilling, model HTM 2500. During 2010 GDA Servicios Mineros SA de CV, a Chilean drilling company, was contracted to perform the drilling at the Palmarejo Mine site.

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Water for the Palmarejo core drilling is supplied by water truck from Palmarejo Creek and/or pump and water line running from the creek. Water at Guadalupe is supplied by water truck from the old mill at Arroyo Blanco and from a creek at Los Llanos.

The core holes that were collared at the surface recovered HQ or PQ core, unless the intersection of voids or down-hole drilling problems were encountered, in which case the drillers reduced to NQ or HQ, respectively. The core tails, which were drilled when RC holes were terminated prematurely due to encountering groundwater and/or down-hole problems, recovered NQ or HQ core (MDA, 2007).

Diamond-core holes were logged for geotechnical data and geology, including rock type, alteration, mineralization assemblages, vein-quartz percentage, and oxidation. Graphic logs were also created for stratigraphy, vein orientation, and visual identification of mineralized zones. Digital photographs of wetted core were taken and initially archived at the field offices. Holes were re-logged by a second geologist following receipt of assay results to validate data.

A new descriptive system of logging volcanic lithologies and breccia textures and mineralization from CODES (Centre of Excellence in Ore Deposits, Tasmania) and MDRU (Mineral Deposit Research Unit, British Columbia) has been adopted by Coeur.  The system allows for more consistent logging of geology and is entered into an AcQuire database for documentation.  The data is also exported into three-dimensional modeling software for further understanding of the geology and mineral controls.

All core at Palmarejo was moved to the new Guadalupe exploration area during 2008.  The facility consists of a covered and secured storage building, a covered logging and sampling area, two enclosed core cutting saws and a three room office building with a room for the resident watchman. All core is photographed and photos are available and well organized at the Chihuahua office for exploration core and at the mine site for operations core.

As part of the mine construction a new core logging and geologic office facility was built at the Palmarejo mine site.  This facility consists of fully enclosed logging, cutting and sampling areas and geologic offices.

11.5 Reverse Circulation Drilling and Logging

MDA (Gustin and Prenn, 2007) stated that RC drilling was carried out by Layne de Mexico, S.A. de C.V. (Layne), Dateline, S.A. de C.V. (Dateline), and Major Drilling, S.A. de C.V. (Major). Layne used two rigs at Palmarejo, a Drill Systems W-750 buggy-mounted all-terrain rig and a Drill Systems track drill MPD-1500 all-terrain drill. The W-750 buggy rig is equipped with an air compressor delivering 900 cubic feet per minute (CFM) free air at 350 pounds per square inch (PSI), a RC system for drilling with dual-tube drill pipe, and a hydraulically controlled water-injection system. The MPD-1500 track rig is equipped with an air compressor delivering 750 CFM free air at 350 PSI, a reverse circulation system for drilling with 3 3/4 inch outside diameter by two-inch inside diameter dual-tube drill pipe, and a hydraulically controlled water-injection system. The MPD-1500 was only used for six months due to frequent mechanical failures.

MDA (Gustin and Prenn, 2007) stated that the Dateline rigs began drilling on the Palmarejo District in late 2004. Both Dateline drill rigs were equipped with 350-PSI 750/900-CFM Sullair compressors, cyclone assemblies, and at least 250 m of drill pipe. Major used three rigs, a track-mounted Schramm-685 all-terrain rig, a Prospector buggy-mounted all-terrain drill, and an Explorer track-mounted all-

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terrain drill. These rigs were brought into the project due to their capacity for relatively deep drilling while maintaining sample quality. The Explorer rig drilled at Palmarejo between February and August 2007.

During 2008-2010, no exploration RC drilling was conducted (see Section 12.3 for RC drilling conducted).  Previous RC drilling on the project used center-return hammer bits. If dictated by the geologic or groundwater conditions, an interchange hammer, full-bore tricone, or button bit was used. The water table in the project area is variable due to the topographic relief. RC holes were terminated if the sample exiting the cyclone became wet due to ground water, and the holes were completed with a core tail where applicable or twinned by a diamond core rig.

The RC drill chips were logged for stratigraphy, alteration, weathering degree, quartz percent, and metallic minerals to aid in geological and sectional interpretation. Representative RC drill chips were collected in chip trays and stored at Palmarejo office or the Arroyo Blanco storage (now stored at the Guadalupe core storage facility) for geologic logging. Holes were re-logged by a second geologist following receipt of assay results to validate the original logged data (MDA, 2007).

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SECTION 12 - SAMPLING METHOD AND APPROACH

12.1 Summary

The core in the Palmarejo district is being sampled only in the intervals suspected to contain metal mineralization. Where the rock displays minor alteration and/or quartz-carbonate veinlets, the standard sample interval is one meter.  In a section where the core has intersected a strongly mineralized structure, sampling is reduced to a nominal 0.5 meter interval but can vary depending on the mineralogical changes.  When structure is clearly broken into different veins or domains, it is sampled separately at contacts and sample intervals may be less than 0.5 meters.

Reverse circulation (RVC or RC) holes used the Palmarejo resource model were sampled every five feet (1.52 m) down the hole.  Holes that were drilled in a new area were sampled along the entire length of the hole.  In-fill or close-spaced holes were sampled at 5 foot intervals through zones of suspected mineralization.  As a standard procedure, only material from dry drilling was being sampled and once the water table was intersected the RVC hole was stopped and usually continued with core.

12.2 Diamond Drilling

The core is removed from the core barrel and placed into wooden boxes in the case of PQ core and plastic boxes for HQ and NQ core. All breaks of the core made by the drillers are marked in order to assist in the differentiation of natural vs. manmade fractures. On selected Palmarejo holes, the core driller marked an orientation at the top of the core run prior to retrieving the core barrel with a spear-system that is sent by wireline. The core barrel is then retrieved and placed into core boxes.

At the core shed, the core was first pieced together by a geologist or technician, with the orientation mark facing up (if applicable). Cut lines were then traced along the core axis when HQ diameter surafeces drill cores were logged, sample intervals were marked on the core, and the intervals were assigned sample numbers. The sample lengths for wall rock average 1.5 m at Palmarejo and Guadalupe. Suspected mineralized zones were sampled at intervals averaging about 0.5 m. at all projects before Coeur’s acquisition.  Since Coeur performed exploration at Guadalupe suspected mineralized zones were sampled at intervals averaging about 0.75 m.  Sample lengths were variably adjusted by the supervising geologist to avoid sampling across geological contacts. Digital photographs of wetted core were taken and the core was then sawed into two halves along the cut lines. The half of the core to the right of the orientation line was chosen for assaying and placed in a numbered bag along with a sample tag. A duplicate tag was kept in the sample-tag book and archived at the Palmarejo field office. The left side of the core was retained in the core boxes on site.

During 2010, the selected diameter for sampling was HQ for surface drilling and NQ for underground drilling. The sample length for mineralized zones ranges from 0.30m to 1m at Palmarejo. Underground drilling included production ore control and definition drilling as well as infill holes to bring inferred resources to indicated or measured status.  For surface drilling, HQ diameter core samples were saw-split. Half of the sample was bagged and tagged, the remaining half of the core was returned to the wooden box for storage.  Underground NQ

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diameter core samples were bagged in their entirety in order to reduce sample variability due to the small sample provided by NQ diameter cores.

Exploration and infill drilling at Guadalupe and other exploration targets during 2010 was conducted using HQ diameter core.  The core was laid out and logged under a shed facility on wooden tables. The selected core samples, which vary from 0.4m to 1.5m, were saw-split, and half of the sample was bagged and tagged; the remaining half of the core was returned to the plastic box for storage.  All remaining core is organized in metallic racks inside a fully-covered warehouse.  QAQC samples standards, blanks and duplicates are inserted and bagged and tagged by the geologist in charge.

12.3 Reverse Circulation Drilling

RC chips were recovered up through the center of the double-wall pipe, and the sample was discharged at the surface via a cyclone directly onto a contractor-supplied three-tiered Jones splitter. If groundwater caused the sample exiting the cyclone to be wet, and the hole could not be dried with the addition of a compressed air booster, the sampling was halted, the RC portion of the hole was terminated, and any continuation of the hole was completed by coring. The depth at which groundwater water was encountered was logged by the supervising geologist.

Each entire 1.52 m sample was collected into a cyclone and then released into a hopper into a Gilson, riffle-type splitter. The sample was initially split so that half of the material was discarded. The remaining half was split in half again, and each of these quarter splits were poured directly from the splitter pans into buckets containing sample bags. The sample numbers were recorded as the drilling progressed by a geologist that supervised the RC drilling. One quarter split was used as the sample for assaying and the other was stored as an archive duplicate. Once bagged, the samples were placed in order on the ground near the drill. All samples to be submitted for analyses were placed at a collection point on the drill pad for the weekly pickup by a sample truck sent by the assay lab.

Past studies of core and RC twin holes at Palmarejo have suggested a low bias (-30%) to the core samples because of local poor recovery in faulted/crumbly and oxidized mineralized zones, most notably in the Rosario area at the intersection of the La Blanca and La Prieta vein structures.  AMEC (2008) analyzed the assay results of both core and RC samples and has concluded that there are no obvious deficiencies with the Ag and Au assay data.  The Qualified Persons have reviewed the AMEC results and are in agreement with AMEC that the data are sufficiently accurate for resource estimation and classification purposes.

During the 2008-2010 mine operations, RC drilling has been conducted at the Palmarejo Mine for ore control purposes only, with the exception of condemnation drilling in 2008 and some infill exploration holes.  The drilling and sampling procedure described above was used, with sampling at 1.52 m  intervals.  The RC drilling is conducted on a 10 meter grid in pit areas. Areas evaluated with RC drilling include Rosario, Tucson and Chapotillo. The rig performing the drilling at Palmarejo is a Company-owned Atlas Copco, model Rock L-8.  The rock chips are recovered up through the center of the double-wall pipe, and the sample is discharged at the surface via a cyclone directly, then bagged and tagged.  During 2010, 2,004 RC ore control holes

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were completed at the Palmarejo Mine, and 35,703 samples were submitted to the Palmarejo site lab run by SGS.

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SECTION 13 - SAMPLE PREPARATION, ANALYSIS, AND SECURITY

13.1 Historic QA/QC and Third Party Reviews

The results of all pre-Coeur QA/QC programs on drilling conducted by Bolnisi and Planet Gold have been reviewed by independent third parties, whose findings are summarized in this section.

Keith Blair of Applied Geoscience LLC, studied the results of the quality assurance/quality control (“QA/QC”) program implemented by Planet Gold for the Palmarejo, Guadalupe, and La Patria projects (Blair, 2005; Blair, 2006; Blair, 2007) and the quality assurance/quality control (“QA/QC”) program at the Guadalupe project for data collected from July, 2005 to March, 2008. The data reviewed by Mr. Blair includes reference sample results, duplicate sample and duplicate assay results, and second-laboratory check assays. The main goal of Blair’s studies is to assess and comment on the quality of the assay data for the projects.

The data and discussions presented in this section are quoted directly or derived entirely from MDA’s 2007 Palmarejo Technical Report that summarizes Blair’s study of the Palmarejo project (Blair, 2006), and the Guadalupe (Blair, 2008) and La Patria projects (Blair, 2007), unless otherwise noted. The Blair 2006 report is an update to a review he completed previously for the Palmarejo project (Blair, 2005). Blair’s review for Guadalupe reviews information for the drilling conducted from July, 2005 up to March, 2008.   Blair’s 2007 report presents the first QA/QC review of the La Patria project. Mr. Blair is a Qualified Person under Canadian Securities Administrators’ National Instrument 43-101, and he is independent of Coeur, Planet Gold, Palmarejo Silver and Gold, and Bolnisi.

As part of the MDA (Gustin, 2004) technical review of the Palmarejo project in 2004, 21 samples from two RC holes were selected and splits of the original sample were sent to Chemex for analysis using the preparation and assay protocol used by the project. MDA concluded that the results for both metals show good agreement; there is no apparent bias to either metal.

AMEC Mining and Metals also conducted a review of Palmarejo data during 2008, which is summarized in this section.

13.1.1 Historic Palmarejo QA/QC Program Review by Applied Geoscience, LLC.

A total of 557 Chemex assay reports for Palmarejo, covering the period of December 4, 2003 to September 12, 2006, were reviewed by Keith Blair of Applied Geoscience LLC (2006).  The following is a summary of the Palmarejo QA/QC review taken from the MDA Technical Report (2007).  For more information, please see Section 21.

Review of Blank Analyses

Blank-sample results were mostly acceptable for gold, with only 10 of the 999 blank assays containing detectable metal greater than 3 times the detection limit for the analytical method and 4 instances being greater than 5 times the detection limit. Blank sample results for silver show 8 of 999 instances with detectable metal greater than 3 times the detection limit for the analytical method and 5 of 999 instances being greater than 5 times the detection limit. The field blank

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material used during the period had not been characterized, so it is likely that the material contained minor mineralized material.

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Review of Standards Analyses

Nine analytical standards were used to evaluate the analytical accuracy of the assay laboratory: one blank composed of core from non-mineralized drill intervals from the project, 4 standards from Ore Research (including 2 chip standards), three standards from Rocklabs, one custom standard of mineralized material from Palmarejo (PJO1), and one internal standard from ALS-Chemex.  All but the two chip standards had certified gold and silver values.

A low bias was apparent in the 2 chip standards, which could be due to the high level of other metals in the material. These reference samples have anomalous arsenic (1000-2000 ppm) and antimony (120-160 ppm) that could be suppressing gold during fire assaying. Use of the chip standards was discontinued in late 2005.    Standard OREAS-33 was used only during Feburary and March 2005.  Use of OREAS-33 was discontinued due to the inappropriate high base metal content matrix.  Analytical standards were used to evaluate the analytical accuracy of the assay laboratory.  A low bias was apparent in chip standards, which could be due to the high level of other metals in the material. These reference samples have anomalous arsenic (1000-2000 ppm) and antimony (120160 ppm) that could be suppressing gold during fire assay.  Other standards showed some scatter but no systematic bias, with the exception of two: PJO1 and BPL-4.  Standard PJO1, a custom standard with the highest silver grade of all the project standards, 258 g/t Ag, showed a slight low bias in Ag analyses, with four reports outside the -2 standard-deviation limit.  Standard BPL-04 is an internal standard to ALS-Chemex with high expected values for both gold (47 g Au/t) and silver (682 g Ag/t). Gold results are variable but show no systematic bias at the mean. The calculated mean for silver shows a slight low bias, but is within accepted limits. Most of the anomalous silver instances are below the -2 standard-deviation limit and give an overall low sense to the data set.

Review of Duplicate Samples

Duplicate samples can be used to evaluate the grade variance introduced by inherent geologic variability, sample size, or introduced sampling biases.  For 2003-2006, the Palmarejo project had a large data set of gold and silver analyses of duplicate samples. Duplicate samples were collected at the drill during RC drilling; these are referred to as rig-resplit duplicates. The rig resplit duplicates were collected using a 1:100 sample ratio while drilling.  Duplicate samples from core were collected as splits from the coarse preparation rejects of Chemex.

For the different duplicate sample and assay groups, metal statistics are influenced by a large number of below detection limit results. Below detection results were set to one-half of the detection limit or 0.025 g Au/t for gold and 2.5 g Ag/t for silver.

The data showed very good agreement for both gold and silver, but with some scatter in the lower portions of each distribution. The agreement between the duplicate assays is very good within the grade range of interest (> 1g Au/t gold and >30 g Ag/t silver).  Rig-resplit duplicates show fair agreement but with some scatter in the lower portions of the distributions.

Part of the internal QA/QC program at Chemex is random check assaying of samples in each assay job.  Results showed good agreement with a few outliers noted for silver. The scatter in the lower portions of the data reflect the low resolution of the assay method at levels slightly above the detection limit to approximately 3 to 5 times the detection limit for both metals. The method variance at these levels is important when evaluating reference-sample results with expected

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values in this range. Most of the silver standards used by the project are in this three to five times the detection-limit range. Thus, the variable results for the reference sample are expected.

Review of Check Assays

Similar to analytical standards, check assays by an independent laboratory on pulps from the primary assay lab are used to evaluate the analytical accuracy of the primary lab. In contrast, check assays by the primary laboratory on its own pulps can be used to examine the analytical precision of the primary lab.

The initial batch of check assaying was performed in 2005 and was made up of 17 samples from drill hole PMDH - 109. The check assay laboratory was BSI Inspectorate (“BSI”) in Reno, Nevada. Analysis for both metals was by fire assay with gravimetric finish on a 1 assay-ton sample charge. The BSI results showed good agreement for gold, but very poor agreement for silver. BSI silver results are systematically lower than the original assay by approximately 40%. These silver check assay data were considered suspect.

During the period from July 2005 to November 2005, an additional 920 pulp samples were submitted to ACME laboratories of Vancouver, B.C.  for check analysis. Analysis for both metals was by fire assay with gravimetric finish on a 1 assay-ton sample charge. These samples are from across the deposit and from assay reports over the life of the project. Gold results from ACME agree well with the original Chemex results and show slightly higher grades (+5%) at the median and upper quantile. For silver, ACME is systematically higher than Chemex by 5% to 10% between 50 g Au/t and 1500 g Au/t. Below 50 g Ag/t there is much more scatter. Above 1500 g Ag/t silver, the assays agree well. Additional check analyses from the 2006 assaying program are recommended for a more conclusive statement of quality for this part of the assay database.

13.1.2 AMEC’s Review of Palmarejo QA/QC

During a site visit in 2008 to Palmarejo, AMEC Mining and Metals (AMEC), an independent consultant to Coeur, acquired QA/QC assay data supplied by Bolnisi (AMEC, 2008).  AMEC evaluated the twin and duplicate samples according to the hyperbolic method. The Ag failure rates were within acceptable limits (less than 10%), but the Au failure rates are slightly above the acceptable limits. However, considering that most of the failures lie very close to the failure lines, AMEC is of the opinion that the sampling and analytical precisions are acceptable.

AMEC also evaluated Certified Reference Materials (CRMs, certified Standard samples). In total, 1,040 samples corresponding to four commercial CRMs and one in-house CRM were assayed. Most CRMs were characterized by relatively large proportions of outliers, particularly for Ag (4.1% to 7.5%), regardless of the Ag grade. However, the Ag accuracy was appropriate (-3.6% to 1.2% bias). The only exception was CRM SG14, with -6.4% bias, but with a very low value (11 ppm). The Au assays also had relatively large proportions of outliers (0.6% to 5.9%), but the Au accuracy was within acceptable limits (-0.8% to 1.2% bias).

AMEC also reviewed the assays of 1,240 coarse blanks inserted in the batches. The threshold value was considered as five times the detection limit. Only two samples for Ag and five samples

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for Au displayed values above the threshold value. AMEC is of the opinion that significant Ag and Au cross-contamination did not occur.

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13.1.3 Guadalupe Project Historic QA/QC and Third Party Reviews

Applied Geoscience, LLC’s review of the Guadalupe QA/QC data did not encounter significant problems or biases for the period studied (data collected from July, 2005-March, 2008), and the assay database was found to be of acceptable quality for resource modeling.

Reference-sample statistics and control charts showed acceptable results for the gold fire assays. Silver assays from the project standards with expected values of less than approximately 50 g Ag/t showed scatter outside the tolerance limits. The variance in the silver results is likely due to analytical method variance and low resolution of the assay method at the lower-grade levels. Most of the silver standards used by the project are three to five times the detection-limit range, thus the variable results for the reference sample are expected. Some of the higher-grade silver standards showed a systematic low bias (Chemex results are biased low in comparison to the expected value of the standard). This condition may be due to silver volatilization during fire-assay cupellation. Check analyses on pulps have confirmed the silver assays from selected mineralized zones at Guadalupe.

Duplicate-sample analyses showed acceptable reproducibility for both silver and gold, and check analyses agreed well with the original assays. Check analyses for Guadalupe agreed well with the original assays for the assay reports to March, 2007.  Check analyses for the remaining 2007 and 2008 data showed satisfactory agreement with the original assay, but with some complication given mishandling of samples from two sample batches at one or both of the assay labs.

13.1.4 La Patria Project QA/QC Review

A total of 119 assay reports from February 10, 2006 to April 20, 2007 were included in Blair’s review of the La Patria QA/QC data (2007).  The La Patria resource estimation has not been updated since the data review.  The following discussion is summarized from MDA’s 2007 Technical Report (Gustin, 2007).  For more information, see Section 21.

Blair’s review of the quality assurance and quality-control information for the La Patria projects did not encounter significant problems or biases within the assay database for the period studied, and the assay database is of acceptable quality for preliminary resource modeling. Check analyses are required for final approval of the La Patria assay database.

Reference-sample statistics and control charts show acceptable results for the gold fire assays. Silver assays of the project standards show scatter outside the tolerance limits for some standards with expected values of less than approximately 50 g Ag/t. This variance in the silver results is likely due to analytical method variance and low resolution at the lower-grade levels for the assay method. Some of the silver standards results show a systematic low bias at higher concentrations. This condition may be due to silver volatilization during fire assay cupellation, although this does not appear to be the case with the Chemex internal reference-sample assays.

Duplicate sample and internal laboratory check analyses show acceptable reproducibility for both metals.

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A monthly QC report is done so that “problem” reports can be quickly identified and action taken by project personnel in a timely fashion. Regular submission of samples for check analyses will also provide a more current and efficient QC monitoring program. During the initial review of QC data for La Patria, minor database problems were recognized. All have been discussed with exploration personnel, and action has been taken.

13.1.5 Third Party Reviews of Historic QA/QC- Discussion and Recommendations

The third party reviews of the historic QA/QC data summarized above did not encounter significant problems or biases within the Palmarejo, Guadalupe, or La Patria assay data. Based on these reviews, the Palmarejo 2003-2007 assay data is of acceptable quality for resource modeling, although additional checking and verification is needed.

Reference sample statistics and control charts show acceptable results for the gold fire assays. Silver assays for the project standards show scatter outside the tolerance limits for the standards, with expected values of less than approximately 30 g Ag/t. The variance in the silver results is likely due to analytical method variance and lower resolution at the low-grade levels.

Duplicate-sample analyses show acceptable reproducibility for both metals. Check analyses at secondary laboratories agree well with the original assays.

All data collected from 2003-2007 and used for resource estimation for the Palmarejo and La Patria deposits. All data collected from inception in 2005 to 14th March, 2008 and used in the Guadalupe deposit resource estimation have been reviewed by AMEC, MDA and/or Applied Geoscience, LLC and was considered of acceptable quality for resource modeling (see Section 21 for a list of references).

The Qualified Persons have reviewed the assay data and the third party reviews of the Palmarejo and Guadalupe databases and QA/QC programs done by AMEC (2008), MDA (2004, 2006) and Keith Blair (2005, 2006, 2007, 2008) and are in agreement with the conclusion of these reports that the data collected by Bolnisi and Planet Gold is suitable for resource modeling and that there are no known factors that could materially affect the sample results.

13.2 Coeur QA/QC Programs

The Palmarejo Project QA/QC program for gold and silver assays has changed from when work began in 2003. Initially the project inserted reference samples into the sample stream at a 1:200 ratio, whereby one reference sample was inserted for every 200 drill samples. Starting in mid-2005, the proportion was increased to approximately 1:25 to ensure that every fire-assay furnace lot contained reference samples.  When Coeur assumed control of the project in late 2007 the following protocols were implemented for exploration and development drilling; one reference standard inserted for every 20 field samples, one blank sample inserted for every 20 field samples and one field duplicate is collected for every 20 field samples.  Additionally, 5% of the sample pulps are sent to a different lab for check analysis.

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Coeur utilizes the acQuire Technology data management system to store and analyze QA/QC results as they are made available.  Results are not released until QC has been completed on each assay certificate.

QC results are examined for each batch of assays received from the laboratory.  Significant failure of standard samples requires re-submitting the pulps (the failed standard plus a minimum of 5 samples either side of the failure) for re-analysis.  The results of the re-analysis will either trigger acceptance of the original batch or re-run of the entire batch with rejection of the original results.  All sample re-runs are given precedence over the original results.   Results are also reviewed quarterly and elements of the QC program are adjusted as necessary.

13.2.1 Coeur QA/QC Summary - Palmarejo Deposit

Samples collected during Category 3 (infill) exploration core drilling and underground development drilling are sent to SGS Laboratory, Durango, Mexico for preparation and analysis using industry standard methods. SGS Durango is an accredited laboratory conforming with requirements of CAN-P-1579, CAN-P-4E (ISO/IEC 17025:2005)).

Samples are prepared by SGS preparation method PRP89.  Samples are dried and pulverized to >85% passing a 75 micron screen. A 30 gram charge is used for all analytical methods.  Gold is first analyzed by method FAA313, a fire assay with atomic absorption finish.  Gold samples that are above the upper detection limit for this method are re-analyzed by method FAG303, a fire assay with gravimetric finish.  Silver is analyzed with SGS method AAS21E with a 3 acid digestion.  Silver samples that are greater than the upper detection limit of this method are re-analyzed with method FAG313, a fire assay with gravimetric finish.

All pulps are returned to the Palmarejo mine to be stored for a minimum of 6 months.  A minimum of 5% of the pulps are to be sent to ALS Chemex, Chihuahua, Mexico for re-analysis.

At the end of 2009 the Palmarejo mine completed construction of an on-site assay laboratory.  The lab has a sample preparation facility, two fire assay furnaces and two Atomic Absorption (AA) instruments.  The laboratory is being managed and run by SGS Laboratories on a contract basis.  The on-site lab is used mainly for ore control and mill sample analysis.  Thirty-two percent of the underground development drill samples were analyzed by the on-site laboratory.  Assay techniques are 1 ton Fire Assay for gold with gravimetric or AA finish.  Silver analysis is by aqua-regia digestion and AA finish for silver and over limit silver samples are re-analyzed by fire assay and gravimetric finish.  Mine site personnel are submitting samples with a rigorous QA/QC sample protocol, with the exception of check assaying at a second laboratory.

QAQC Results Palmarejo Exploration and Development Drilling

New drilling conducted between 2008 and Sept. 21, 2010, includes 372 Category 3 (CAT3) exploration drillholes for a total of 57,213 meters and 15,290 samples.  Development drill holes totaling 230 drillholes, 22,246 meters and 9,415 samples.  QAQC results reported are for site-wide exploration and development for 2008-2010.  In 2008 and 2009 there were many channel samples and condemnation drill holes completed that did not have QC samples inserted into the sample stream.  Metal grades from these channel sample and condemnation drill hole data sets were not used in the resource model update.

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Six internal standards were used for the exploration and development drilling and were created by SGS Durango utilizing material from the Palmarejo mine site.  Round robin assaying was conducted by 4 separate laboratories.  Two of these standards, STD-00005 and STD-00006, were also sent to SGS Toronto for analyses.  The analytical method used by each laboratory is not specified in the final SGS report.   Round-robin assaying statistics are summarized in Table 13.1.  Table 13.2 presents a summary of the QC sample insertion for the drilling completed during the period.

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Table 13.1: Palmarejo Project Custom Standards — Expected Values

		Expected Values from Round Robin Results
Standard Name	Description	Mean Au g/t	Std. Dev. Au g/t	Mean Ag g/t	Std. Dev. Ag g/t
STD-001	Alta Ley	2.40	0.09	359.7	8.02
STD-002	Baja Ley	0.46	0.02	62.0	4.05
STD-003	Nivel X0100	0.75	0.04	76.6	5.55
STD-004	Portal Azul	0.08	0.01	7.6	0.74
STD-005	Alta Ley Open Pit	0.89	0.15	638.9	26.85
STD-006	Baja Ley Open Pit	0.63	0.08	104	4.32

Table 13.2: QC Sample Insertion Summary

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CAT3 DIAMOND DRILLING QAQC SUMMARY (SGS Durango Lab) December 1, 2009 - September 30, 2010

		Silver (Ag_AAS21E_gt)								Silver (AgFAG313_gt)
Project	# Samples*	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
Palmarejo - All CAT3	15290	394	763	7.57%	599	3.92%	1266	8.28%	29				32	0.21%	34	0.22%	2

		Gold (Au_FAA313_gt)								Gold (Au_FAG303_gt)
Project	# Samples*	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
Palmarejo - All CAT3	15290	802	763	10.24%	610	3.99%	1286	8.41%	38				22	0.14%	25	0.16%	1

DEFINITION UNDERGROUND DIAMOND DRILLING QAQC SUMMARY (SGS Durango Lab) December 1, 2009 - September 30, 2010

		Silver (Ag_AAS21E_gt)								Silver (Ag_FAG313_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples
76, 108, Rosario Clavos	6375	168	327	7.76%	244	3.83%	447	7.01%	0	155	5	2.51%	26	0.41%	31	0.49%	0

		Gold (Au_FAA313_gt)								Gold (Au_FAG303_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples
76, 108, Rosario Clavos	6375	331	332	10.40%	245	3.84%	454	7.12%	0	0	0	0.00%	25	0.39%	23	0.36%	0

DEFINITION UNDERGROUND DIAMOND DRILLING QAQC SUMMARY (Palmarejo Site Lab) December 1, 2009 - September 30, 2010

		Silver (Ag_AAS12E_gt)								Silver (AgFAG313_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
76 - 108 Clavos	3040	145	152	9.77%	124	4.08%	86	2.83%	0		2	0.07%	0	0.00%	0	0.00%	0

		Silver (AgFAG303_gt)								Silver (AgFAG323_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
76 - 108 Clavos	3040	70	0	2.30%	15	0.49%	3	0.10%	0		0		9	0.30%	5	0.16%	0

		Gold (Au_FAA313_gt)								Gold (Au_FAG303_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
76 - 108 Clavos	3040	144	142	9.41%	110	3.62%	84	2.76%	0		12	0.39%	12	0.39%	0	0.00%	0

		Gold (AuFAG323_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
76 - 108 Clavos	3040	12	0	0.39%	8	0.26%	6	0.20%	0

RC OPEN PIT ORE CONTROL SAMPLING QAQC SUMMARY (Palmarejo Lab) December 1, 2009 - September 30, 2010

		Silver (Ag_AAS12E_gt)								Silver (Ag_AAS21E_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples
Chapotillo, Rosario	14208	500	493	6.99%	495	3.48%	669	4.71%	10	0	0	0.00%	0	0.00%	0	0.00%	0

		Silver (AgFAG313_gt)								Silver (AgFAG303_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
Chapotillo, Rosario	14208	93	0	0.65%	4	0.03%	3	0.02%	2	73	0	0.51%	1	0.01%	11	0.08%	0

		Gold (Au_FAA313_gt)								Gold (AuFAG323_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
Chapotillo, Rosario	14208	502	493	7.00%	492	3.46%	668	4.70%	13	0	0	0.00%	0	0.00%	0	0.00%	9

		Gold (Au(FAG303_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
Chapotillo, Rosario	14208	89	0	0.63%	12	0.08%	2	0.01%	0

Standards and blanks included during the period performed within acceptable parameters.  A total of 5043 standards and blanks were inserted in the sample stream with 82 total failures noted based on Coeur QAQC guidelines.  A comparison of the calculated mean value for each standard during the period and the expected value shows that the calculated mean is typically averaging slightly below the round-robin mean value for silver and slightly above the round-robin mean for gold for all methods (see Figure 13.1).

Some systematic error was detected in the blank material and corrective action was taken.   Blank material was collected from barren RC drill hole material around the mine site.  Five samples each were sent to SGS and ALS Chemex for certification.  Failures noted for blanks were typically clustered by date of sample insertion, possibly indicating the presence of low

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levels of mineralization in the blank material.  At the end of 2010 new blank material was collected and analyzed and the results will be evaluated in early 2011.

Figure 13.1: Standards Analysis

Field sample duplicates submitted with exploration drilling show a high percentage of failure between sample pairs utilizing a 15% acceptable error limit.  At Palmarejo, it is expected to have high variability below 30 ppm silver and 0.5 ppm gold.  The failure rate of duplicates from exploration drilling analyzed at SGS for the Ag_AAS21E method is 47.6%.  Sample pairs above 30 ppm show a slightly higher rate of 47.9%.    Silver FAG313 failure rate exhibits the same pattern.  The failure rate is 28.1%.   Gold duplicates analyzed with FAA313 have a 54.4% failure.  Above the 0.5 ppm acceptable level, 52.68% of the duplicate pairs fail.  Gold pairs analyzed with FAG303 method have a 40.9% failure rate.  Silver shows a high sample variance between the ‘primary’ sample and the ‘duplicate’ sample for Ag values >60 ppm and Au >4 ppm.  The primary sample is typically lower in value than the duplicate.  A previous examination of the duplicates in April 2009 showed a very pronounced bias with the duplicate sample

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showing systematically higher grades.  This was attributed to sampling bias with most of the fine material going into the duplicate sample.

Instrument (pulp) duplicate pairs perform as expected.  There is a failure rate of 20% for all Ag_AAS21E duplicate pairs above the detection limit.  The failure rate for duplicate pairs above 30 ppm for Ag_AAS21E is 0%.  QQ plots in Figure 13.2 indicate some reproducibility problems for silver >140 ppm with AA finish.

Figure 13.2: Sample Duplicate QQ Analysis

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Sample duplicates for development drilling also show a high rate of failure from the SGS and Palmarejo site laboratories at all grade levels.  Reproducibility of results appears to decrease above 100 ppm silver and 1 ppm gold for the Palmarejo laboratory.  Duplicate pairs sent to SGS show more variability above 80 ppm Silver and 2.5 ppm gold.  Instrument duplicates show difficulty in re-producing results below 30 ppm Ag and 0.5 ppm Au

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Duplicate failure can be attributed to both sampling bias and the variability of mineral distribution in the core.   Alternative duplicate sampling processes are being examined. Whole core sampling is being considered for future development drilling.

The check assay program at a secondary laboratory was minimal for the 2009 and 2010 definition drilling and most sample pulps and coarse reject material have been discarded.  Results for the few samples show poor agreement between the original and check assay; however, most of this difference can be attributed to differences in sample digestion and metal determination. A more rigorous check assay program was implemented during the fourth quarter of 2010.

The Qualified Person has reviewed the summary reports of the assay QC data for the 2008 to 2010 Palmarejo QA/QC program.  The transition from exploration to development and production at the Palmarejo Project saw a drop in the rigor of the assay QC program and monitoring for 2008 and most of 2009.  Although not ideal, many of the drill holes and all of the channel samples from this period were not used in the resource model update described in this report.   The QP considers that the remaining data is suitable for resource modeling.  The QC program at Palmarejo has been modified to include more regular reporting and check assaying for a larger proportion of the samples.

13.2.2 Coeur QA/QC Summary- Guadalupe and District Exploration Targets

The current commercial analytical lab for the Guadalupe project is ALS-Chemex with sample preparation in Chihuahua, Chihuahua.  A split of the prepared pulp is sent to Vancouver, B.C. for fire assay with gravimetric finish for both gold and silver.  ALS-Chemex complies with the international standards ISO 9001:2000 and ISO 17025:1999

ALS CHEMEX Preparation (ALS code: PREP-31)

The entire sample is dried and crushed to > 70% passing a 2mm (10 mesh) screen.  A split of up to 250g is pulverized to > 85% passing a 75 micron (200 mesh) screen.

ALS CHEMEX Au and Ag Analyses (ALS codes: Au-ICP21, Au-GRA21, Ag-GRA21, ME-GRA21)

All assays techniques at Palmarejo and Guadalupe utilize an initial 30 gram charge that is digested by the fire assay method.  Then the metal content is determined by different finish techniques.  The GRA21 technique uses a gravimetric finish or a physical weighing of the gold and or silver bead, detection limit for Au by this finish method is 0.05 to 1,000 ppm and 5 to 10,000 ppm for Ag.  QA/QC analysis over the past year has shown that commercial labs have difficulty reproducing gold values below 1 ppm with the gravimetric finish method due to the difficulty of physically weighing the small bead therefore a fire digestion followed by an ICP finish is being used for initial gold analyses and when the gold exceeds 10.0 ppm the sample is re-assayed by a fire digestion and gravimetric finish.

2009 QA/QC Palmarejo District Exploration (Excluding Palmarejo Mine Area)

The results of the 2009 QA/QC sample program for exploration drilling within the Palmarejo District are summarized in the following section (Table 13.3). During the 2009, 24,390 meters of diamond core drilling was conducted.  A total 4,926 meters were sampled and 4,317 samples

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were analyzed. No other types of drilling were conducted.  More information can be found in the January 2010 Palmarejo Technical Report on Sedar.

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Table 13.3: Field and QA/QC Sample Activity 2009

Area	# Holes	# Field Samples	# Standards Ag	# Standards Au	% Standard Samples	# Blanks Ag	# Blanks Au	% Blank Samples	# Dup Ag	#Dup Au	% Dup Samples
La Curra	17	1441	75	75	5.2	75	75	5.2	40	40	2.7
Los Bancos	5	275	26	19	9.4/6.9	26	13	9.4/4.7	28	17	10.1/6.1
Guadalupe	54	2601	128	127	4.9/4.8	127	127	4.8	112	117	4.3/4.4

All results from the standards are considered within acceptable limits and no bias or systematic error was recognized.  The 8 failures represent less than a 5% failure rate and are within the acceptable statistical limits.

The blank samples were developed and certified from barren core drilled within the Palmarejo district.  The material was certified as blank by a round robin of assays to multiple labs.  A total of 228 blank samples were inserted into the sample stream during 2009 and only 3 occurrences of detectable silver were noted and 7 occurrences of detectable gold were noted.  The 7 failures represent less than a 4% failure rate and fall within acceptable statistical limits.  The levels of detected metal in all occurrences were low, 16 ppm for silver and a high of 0.200 ppm for gold, and it is considered that no significant contamination was present during the preparation of the 2009 samples.

Duplicates submitted during 2009, consisted of sample duplicates, preparation duplicates and pulp duplicates.  Duplicate analyses show acceptable precision obtained from ALS Chemex on both silver and gold. Almost all variances outside the accepted +/- 15% occurred at low levels of silver and gold which is most likely due to the metal content being below the linear working range for the gravimetric finish method.

Check assays were conducted by Techni Lab of Chihuahua, Mexico and SGS of Durango, Mexico on samples from the second half of the 2008 through the 3rd Quarter of 2009 drill campaigns.  A total of 446 samples were sent in for check assays.  The check assays are used to verify the original assay value and values are considered acceptable within a +/- 10% range.  The silver values check well with most of the variance occurring in the low levels of silver.  Assay values greater than 30 ppm compare well between the labs. The gold values showed more variance than the silver and generally Techni Labs was consistently lower in gold values than ALS Chemex. While consistently lower and spread across all grade ranges, the lower values from Techni are not considered significant to invalidate assays. Check analyses for gold received from SGS with assay values greater than 0.8 ppm compare well between the labs. As with the results from Technilab, the SGS results show a slightly lower mean value and standard deviation than the original results from ALS Chemex.

QA/QC samples were inserted into the field sample stream at the proper rate of at least 1 per 20 samples or 5%.  All four types of QA/QC samples were inserted or completed, standards, blanks, duplicates and check assays at the proper rates of 5% of the total field sample population. No systematic bias or accuracy problems were detected for gold or silver assays based on results from the standard samples. No contamination was detected from routine insertion of blank samples. Duplicate samples showed good precision for silver values above 50 ppm and gold values above 2.0 ppm by the 30 gram fire assay gravimetric technique.  Some variance was noted

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for gold analyses by gravimetric finish for values between 0.5 and 2.0 ppm and additional assaying by ICP analyses was conducted.  The study concluded that a fire assay with an ICP finish for gold concentrations < 2 ppm be used and for gold values > 2 ppm a 30 gram fire assay with gravimetric finish should be utilized.  The ICP test method was implemented in November and the results should be reviewed in 2011. Check assays verified original sample values within acceptable limits. Coeur’s review of the 2009 QA/QC data did not encounter significant problems or biases for the period studied, and the Qualified Persons believe the assay data to be of acceptable quality for resource modeling.

2010 QA/QC Program

The results of the 2010 QA/QC sample program for exploration drilling within the Palmarejo District are summarized in the following section (Table 13.4). During the year, 24,840 meters of diamond core drilling was conducted.  A total of 2,771 samples were analyzed. No other types of drilling were conducted.  Graphs and details can be found in the report “Fourth Quarter/Annual QAQC Summary Report 2010” (Coeur d’Alene Mines, 2010).

Table 13.4: Field and QA/QC Sample Activity 2010

Area	# Holes	# Field Samples	# Standard Ag	# Standard Au	% Standard Samples Au/Ag	# Blanks Ag	# Blanks Au	% Blank Samples	# Dup Ag	# Dup Au	% Dup Samples Au/Ag
La Antena	4	73	5	6	6.84 / 8.21	5	5	6.84	4	4	5.47
San Juan	15	402	24	23	5.97 / 5.72	24	24	5.97	19	20	4.72 / 4.97
Palmarejo	4	131	8	8	6.10	8	8	6.10	7	4	5.34 / 3.05
Guadalupe	57	2165	110	106	5.08 / 4.89	111	111	5.12	104	97	4.80 / 4.48

2010 Reference Samples

Two standards were used during the year (Table 13.5).  All results from the standards analysis are considered within acceptable limits of 3 standard deviations and no bias or systematic error was recognized.  The 8 failures represent less than a 5% failure rate which is within acceptable statistical limits.

Table 13.5: Standards Used in 2010

Standard	Expected Au Value	Expected Ag Value	# Inserted Au	# Inserted Ag	# Au Failures	# Ag Failures
HGRS-01	11.7	63.71	84	88	3	8
LGRS-01	0.025	228.4	59	59	0	2

2010 Blanks

During 2010, blank samples were developed and certified from barren core drilled within the Palmarejo district.  The material was certified as blank by a round robin of assays to multiple labs.  A total of 111 blank samples were inserted into the sample stream during the year and no

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gold or silver blanks failed.  The levels of detected metal in all occurrences was low, 16 ppm for silver and a high of 0.200 ppm for gold, and it is considered that no significant contamination was present during the preparation of the 2010 samples.

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2010 Duplicates

Sample Duplicate analyses show acceptable precision obtained from ALS Chemex on both silver and gold (Table 13.6). Almost all variances outside the accepted +/- 15% occurred at low levels of silver and gold which is most likely due to the metal content being below the linear working range for the gravimetric finish method.

Table 13.6: Duplicate Sample Summary

			# Au	# Ag
Duplicates	Au	Ag	Failures	Failures
Field Duplicates	24	26	7	4
Analytical Duplicates	53	51	25	14

A total of 50 field sample duplicates (1/4 core splits) and 104 analytical duplicates were reported during the 2010 year. Seven out of twenty four or 29% failed for gold using the Au_ICP21 method, and four out of twenty six or 26% failed for silver using Ag_GRA21 gravity method.

One hundred and four analytical duplicates from pulps were analyzed during 2010. The acceptable range for duplicate comparison is +10%. Twenty five out of 53 or 47% failed for gold precision under 1 ppm values. Fourteen out of 51, or 27% silver analytical duplicates failed, mostly under the 20 ppm range. Precision is difficult to obtain from analytical duplicates for silver below 20 ppm using the Ag_GRA21 method; and for gold below 0.80 ppm using Au_ICP21 method.

2010 Check Assays

A total of 217 pulps, 7.8% of total samples taken, were sent to SGS of Durango, Mexico for check assay analysis after preparation/analysis at ALS Chemex, Chihuahua, SGS analyzed the pulps with equivalent SGS analytical methods FAA313 and FAG313.    Results compare very well above test method reproducibility levels (Figure 13.3).

Figure 13.3: 2010 Check Assays

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For check assay results received from SGS, Durango, Mexico, three samples out of fifteen (20%) failed showing a 20% difference when comparing Au_ICP21 and AuAA_323 methods.  For gold assayed by equivalent gravimetric methods, no significant differences were noted; only one sample out of eight analyses failed; this value was less than 3ppm Au.

Silver results from SGS results show consistently a slightly higher mean value and standard deviation than the original results from ALS Chemex for both low and high grade methods.  Fifteen samples out of sixty four samples, or 15%, failed for silver under comparison of Ag_GRA21 vs Ag_FAG323 methods.  Data from silver analysis using Ag_GRA21 and Ag_FAG313 methods show that differences are below the 50 ppm range.  Two failures occurred at values of 100 ppm and 300 ppm.

Guadalupe QA/QC Discussion and Recommendations

Coeur’s review of the Guadalupe QA/QC data did not encounter significant problems or biases for the period studied, and the assay database was found to be of acceptable quality for resource modeling.

1.     QA/QC samples were inserted into the field sample stream at the proper rate of at least 1 per 20 samples or 5%.

2.     All four types of QA/QC samples were inserted or completed, standards, blanks, duplicates and check assays at the proper rates of 5 +/- 0.5 % of the total field sample population.

3.     No systematic bias or accuracy problems were detected for gold or silver assays based on results from the standard samples.

4.     No contamination was detected from routine insertion of blank samples.

5.     Duplicate samples showed good precision for silver values above 50 ppm and gold values above 2.0 ppm by the 30 gram fire assay gravimetric technique.  Some variance was noted for gold analyses by gravimetric finish for values between 0.5 and 2.0 ppm and additional assaying by ICP analyses was conducted.  The study concluded that a fire assay with an ICP finish for gold concentrations < 2 ppm be used and for gold values > 2

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ppm a 30 gram fire assay with gravimetric finish is being utilized.  The ICP test method is being used since November 2009 to date with satisfactory output data.

6.     Check assays verified original sample values within acceptable limits.

7.     When significant failures occurred within any QA/QC samples follow up actions included re-assaying of the failed QA/QC sample and at least five field samples on both sides of the QA/QC samples.

The Qualified Persons’ review of the 2010 QA/QC data did not encounter significant problems or biases for the period studied, and the Qualified Persons believe the assay data to be of acceptable quality for resource modeling.

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SECTION 14 - DATA VERIFICATION

Data verification begins with the data storage process.  All assay data is loaded from original lab certificates.  QA/QC graphs are generated for each certificate and the assays are accepted/rejected on a batch basis.   Assays are assigned a priority ranking based on test method and assay laboratory.

In December, 2010, Mine Development Associates of Reno, Nevada conducted an audit of primary assay results loaded to the acQuire database system for exploration and production at the Palmarejo property (Avery, 2010).  Of the assay certificates loaded to the Exploration database (exclusive of Palmarejo mine site data), 9.3% were evaluated and 4.6% of the assay certificates loaded to the Palmarejo mine site database were evaluated.  MDA received the original assay certificates directly from the laboratory (SGS Durango or ALS Chemex).  Table 14.1 shows the results of the assay certificate audit.

Table 14.1: MDA Assay Certificate Audit Results

	DATABASE
TEST	Production	Exploration
Certificates Requested	199	164
Certificates Requested but not supplied	12	1
Total Sample Intervals Imported for Audit	5729	15165
Total Sample Intervals QA/QC	1227	609
Total Sample Intervals compared	4422	7723
Sample Intervals with differing values	2	0
Received Certificates not completely imported into acQuire	6

MDA also conducted a brief review of all the data available in both databases.  No significant problems were found.  Minor issues were checked and corrected by the geology staff.

14.1 GEMCOM Gems™ vs. acQuire Database Validation

Data from the resource model was compared against the acQuire databases as an extra precaution to catch any potential changes.  A total of 87,816 samples are loaded to the Palmarejo resource model.  Only 52 significant errors were found.  The error is less than 0.1% and is considered within acceptable limits.

The same test was performed between the Guadalupe resource model and the acQuire database.  No significant errors were noted.

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SECTION 15 - ADJACENT PROPERTIES

Exploration activities are under way across the Sierra Madre Occidental by many domestic and foreign mining and mineral exploration companies.  Very little open land exists in the belt and around the Palmarejo District and other companies control mineral concessions immediately bordering or within the external boundaries of the Palmarejo District (Foreign Concessions). However, none of the Foreign Concessions have a material impact on the Mineral Resources and Reserves stated herein.

15.1 La Curra Property

During 2008, Coeur entered into an Option to Purchase agreement with Tara Gold on the La Curra property located immediately adjacent to Guadalupe along the southeast strike extension.  A total of 17 diamond core holes were drilled in the first quarter of 2009 for a total of 5,257 meters.  Assay results were discouraging and the agreement was terminated and the property returned to Tara Gold in the second quarter of 2009.

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SECTION 16 - MINERAL PROCESSING AND METALLURGICAL TESTING

16.1 Historic Third Party Test Programs Summary

Six test work campaigns have been conducted over a two year period, between the end of 2003 and the end of 2005.  Two campaigns were conducted at Ammtec Ltd and four at SGS Lakefield Oretest, with both of the laboratories being located in Perth, Australia.  In addition to these main campaigns, additional testwork has been carried out at laboratories at Electrometals Technologies Limited and Outokumpu. Cytec have also conducted additional flotation reagent testwork at the SGS Lakefield Oretest laboratory.  A brief summary of each campaign is given below.  Test-work and the method, selection and size of samples used in the various test programs were designed to accurately represent the characteristics and metallurgical behaviour of the ore body. Results are considered to be consistent. Criteria upon which the process plant was designed and is currently being constructed were based on the results of this test program.

Ammtec Campaign — January 2004.

Two RC drill samples tested, PMDH 002, 003 & 004.

Head assays of each sample and mineralogy investigation.

Direct ore leach, gravity and leaching of concentrates and tailings and flotation and leaching on flotation concentrate and tailings.  The flotation and leach gave the highest recovery.

SGS Lakefield Oretest Campaign — 9609, December 2004.

One Diamond ore sample, PMDH 070D

Five diamond waste samples, PMDH 56D, 58D, 59D, 68D & 78D.

ARD and UCS tests were done on ore and waste samples.

Head assays of ore sample and mineralogy investigation.

Crushing Work Index, Abrasion Index, Bond Rod Mill Work Index and Bond Ball Mill Work Index on ore sample (PMDH 070D).

Sighter and bulk flotation tests on ore sample.  Investigate optimum reagent selection, grind size sensitivity.

Cyanide leach testing of whole ore sample, flotation concentrate and tailings

SGS Lakefield Oretest Campaign — 9632, May 2005

Four RC drill samples tested, PMDH 6, 22, 35, 76.

Master composite made from all of drill holes.

A sighter flotation test and three cleaner flotation tests were conducted on the master composite.

A pilot plant was run to produce a rougher concentrate, scavenger concentrate and scavenger tailings products.  Leaching of the rougher, scavenger and tailings products was done to confirm recovery and to produce leach liquor for electrowinning test work.  Rougher and scavenger concentrate were filtered to allow preliminary sizing of filter required for this duty.

Ammtec Ltd Campaign — A9848, September 2005

Two bulk underground samples tested, sample ‘Q’ being a quartz vein breccia and sample ‘S’ being a stockwork sample.

Advanced media competency testing was done on each sample.

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SGS Lakefield Oretest Campaign — 9745, December 2005

Three diamond drill samples tested, PMDH 078D, 115D, 125D.  A surface outcrop sample was also received, labelled “Hall’s Clavo”.

Comminution testing on the four samples including JK Drop Weight and SMC tests, UCS tests, Bond Rod, Ball and Abrasions tests and Impact Crushing tests.

Master composite made from three diamond drill holes.

Six batch rougher flotation test and two cleaner flotation tests were conducted on the master composite, followed by a locked cycle flotation test.

Fifteen large scale batch flotation test of master composite sample, to produce large sample of flotation concentrate and tailings for downstream testing.

Leaching optimisation tests for flotation concentrate and tailings samples.

Oxygen uptake tests on both concentrate and tailings samples.

Variability flotation testing in conjunction with cyanide testing of flotation concentrate and tailing samples.

Zinc precipitation testwork.

Cyanide detoxification testwork, including both batch and continuous tests.

Slurry viscosity testwork.

SGS Lakefield Oretest Campaign — 9772, December 2005

Two diamond drill samples tested, PMDH 280D and 340D.  ‘Q’ sample used for comminution testwork at Ammtec (A9848) was also tested.

Comminution testing on the two diamond drill samples including JK Drop Weight and SMC tests, Bond Rod, Ball and Abrasions tests.

Cleaner flotation tests were conducted on all three samples.

Variability flotation testing in conjunction with cyanide testing of flotation concentrate and tailing samples for each of the three samples.

Master composite made from 340D drill hole and Q sample.

Batch flotation test done on master composite.

A pilot plant was run to produce a cleaner concentrate and scavenger tailings products.  Leaching of the cleaner and tailings products was done to confirm recovery and to produce leach liquor for electrowinning test work.  Leached concentrate and tailings samples sent for thickening testwork and also tailings geochemical and geotechnical testing.

Cyclic carbon loading tests done on flotation tailings sample.

Outokumpu Technologies Pty Ltd — S559TA, July 2005

Flotation concentrate and tailings samples tested.

Outokumpu Technologies Pty Ltd — December 2005

Leached flotation concentrate sample and final tailings sample (leached flotation concentrate and leached flotation tailings combined) tested.

Electrometals Technologies Ltd — November 2005

Two solutions produced from pilot plant flotation trials were sent for electrowinning testing.  The first was tested in April 2005 and the second in November 2005.

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Cytec Mining Chemicals — December 2005

Twenty batch cleaner flotation tests on a sample of the master composite prepared in the SGS campaign 9772.  This was made up of material from drillhole 340D and Q sample.  Testing included alternative reagents and grinding procedures to optimise flotation response.

16.2 Palmarejo Metallurgical Testwork Summary

Sample Selection

A total of 13 drillhole samples have been tested along with three bulk samples.  The drillhole samples consist of seven reverse circulation (RC) drill holes and six diamond drill holes.  The bulk samples consist of two underground samples taken from the existing workings from the ‘La Prieta’ structure and one surface outcrop sample from the Chapotillo Clavo.

The total mass of samples tested is 2,394 kg from all of the sample sources and for nine of the drillholes, the total intersection length tested is 253.5 meters.  The samples tested are summarised in Table 16.1.

Table 16.1: Samples Tested

	Drill Intersection		Intersection Tested
	From	To	Total	Sample Weight
Sample Source	m	m	m	kg
PMDH 002 RC	19.8	29	9.2	55
PMDH 003 RC	18.3	24.4	6.1	44.5
PMDH 004 RC	86.9	91.5	4.6	33.8
PMDH 070 D	102	161	35	71.1
PMDH 006 RC				209
PMDH 022 RC				74
PMDH 035 RC				176
PMDH 076 RC				84
PMDH 078 D	322.22	347.65	25.4	58.2
PMDH 115 D	34.15	65.01	30.9	57.7
PMDH 125 D	151.1	179.5	28.4	58.2
PMDH 280 D	192.15	226.34	15.8	80
PMDH 340 D	9.6	196.9	98.1	523
HALL’S CLAVO — Surface Sample				27.4
‘Q’ — Underground Sample				500
‘S’ — Underground Sample				400
TOTAL			253.5	2393.7

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Comminution Testwork

Comminution testwork has been carried out on all six diamond drillhole samples as well as the three bulk samples from both the surface and underground sampling.  This testing has included Unconfined Compressive Strength (UCS) determinations, Crushing Work Index (CWi) determinations, Apparent Relative Density (ARD) determinations, Bond Rod, Ball and Abrasion Index (BRWi, BBWi, Ai) determinations, JK Drop Weight determinations, JK SMC determinations, Advanced Media Competency Work Index determinations.  A summary of the comminution testwork is provided in Table 16.2.

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Table 16.2: Comminution Testwork Summary

	Ore Type
Ore Parameter	Quartz Vein Breccia	Amygdaloidal Andesite	Footwall Sediments	Oxide	Blended Ore
UCS
- Low (mPa)	56.3	41.1	66.9	—	—
- High (mPa)	180.1	96.4	167	—	—
- Average (mPa)	133.4	62.6	126.5	—	—
CWi (kWh/t)	8.6	15	8.6	5	10.8
SG	2.63	2.65	2.52	2.5	—
Abrasion Index	0.393	0.163	0.389	—	—
BRWi (kWh/t)	17.0	18.1	19.2	10	17.2
BBWi (kWh/t)	18.9	19.0	19.4	10	18.2
A	70	62.5	67	—	—
B	0.59	0.54	0.66	—	—
A x b	41.1	31.9	44.2	—	—
Ta	0.34	0.45	—	—	—
AMC, Indicative Energy (kWh/t)	3.65	3.01	—	—	—

A review of the results indicate that the ore is quite hard and also quite variable for all of the major ore types with the Bond Rod Work Index varying between 15.1 and 21.8 kWh/t, and up to 26.2 for the Jasper Breccia, which is not a major ore source.  The Bond Ball mill work index varied between 17.1 and 20 kWh/t, and up to 24.9 for the Jasper Breccia.  Abrasion index varied between 0.1126 and 0.4528, and up to 0.7297 for the Jasper Breccia.

The JK SMC tests gave some very hard figures for the amygdaloidal andesite samples when tested, with the hardest A x b figure of 24.9 and an average of 31.9.  This indicates a very hard competent material that is close to the limit for SAG milling.  However, the JK Drop Weight test on the identical amygdaloidal sample that was the hardest gave an A x B figure of 39.9.  As the JK Drop Weight test is carried out on whole core samples (as compared to the ¼ core samples tested in the JK SMC test) this indicates that the material may not be as hard as the SMC tests indicate.  However, the averages of the JK SMC and JK Drop Weight tests have been used in the design of the milling circuit.

The quartz vein breccia samples and other footwall sediments tested gave higher average figures for the A x b figures of 41.1 and 44.2 respectively.  The higher figures for the A x b for these samples indicate that these materials are softer than the amygdaloidal andesite.

All of the comminution data has been forwarded to Orway Mineral Consultants Pty Ltd (OMC) for analysis and comminution circuit modelling.  The modelling consists of determining the ore parameters for each major ore type to be treated in the milling circuit.  Each ore type is then modelled along with the expected ore blend that the circuit is expected to handle.  A draft report from OMC has been received following their study of the results.

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Flotation Testwork

Early testwork programs tested the different circuit configurations to maximise silver and gold recovery and included whole ore leaching, gravity concentrations followed by leaching of the concentrate and tailings and finally flotation followed by leaching of the flotation concentrate and tailings.  This early testwork indicated that the best recovery was achieved by flotation followed by leaching.  Silver recovery from these tests increased from 45% for the whole ore leach to 81.1% for gravity followed by leaching and 90.2% for flotation and leaching.  The corresponding gold recoveries were 82.5%, 93.7% and 96.0% respectively.  The whole ore leaching did not include any lead nitrate addition where as all other tests did and as such the whole ore recoveries would probably be higher for silver with the addition of lead nitrate.  A summary of the different process routes tested is provided in Table 16.3.

Table 16.3: Different Process Route Testwork Summary

	Calculated Head (g/t)		Recovery to Conc. (%)		Overall Recovery 48 hrs (%)
	Au	Ag	Au	Ag	Au	Ag
*Direct Leach	6.29	861	—	—	82.51	44.95
Gravity / Leach	6.64	865	13.5	14.49	93.73	81.19
Float / Leach	6.49	900	76.96	78.06	96.00	90.16

*No lead nitrate addition

Subsequent testwork campaigns have concentrated on optimizing the flotation circuit configuration and reagent selection.  Early flotation testwork indicated high flotation recoveries into a rougher concentrate with a mass pull to concentrate of 6 to 10% (average 9.5%) and recoveries of between 77 to 89% for both silver and gold.  Due to these high recoveries flotation tests were carried out to try to obtain a ‘throw away tail’ from flotation, i.e. that the flotation tailings could be sent straight to the tailings dam.  Tests that were included were gravity, followed by flotation and finally controlled potential sulfidization and flotation.  This test did not result in a tail that was low enough grade to be discarded, so this approach was not pursued further.

Flotation testwork then concentrated on the best option for handling the rougher concentrate following cyanide leaching.  Testwork on early rougher concentrates indicated that the concentrate contained a considerable quantity of fine material that gave difficulties with settling and filtration of this product.  A number of cleaner tests were carried out to see if the concentrate could be cleaned to a lower mass pull and higher grade product that could be more easily handled after leaching.  The cleaner testwork indicated that the mass pull could be reduced to between 1.1% to 5.3%, and an average of 3.6%, with considerably higher grades also achieved.  The silver and gold recovery was found to drop only marginally and the resulting product was found to settle better than the rougher concentrate.  Silver and gold recoveries were lower than the rougher only flotation but averaged 79.1% for gold and 80.9% for silver.

Following the batch flotation testwork to optimise the circuit configuration and reagent selection and dosage a locked cycle tests was carried out on a master composite sample that had been prepared from drillhole numbers 078D, 115D and 125D.  This test was carried out for seven

52

cycles and gave a mass pull of 5.3% and gold and silver recoveries of 92.0% and 85.1% respectively.

Two pilot plant flotation runs were conducted.  The first was conducted on four RC drillhole samples with the primary objective to produce a flotation concentrate that could be leached and the resulting liquor separated from the solids and then sent for electrowinning testing.  The flotation circuit included only roughing and scavenging, with no cleaner stage.  This pilot produced a high mass pull to concentrate (17.2%) and relative low silver and gold grades in the concentrate, 25 g/t gold and 2,297 g/t silver.

The second pilot tests was carried out on combined samples from diamond drill hole 340D and bulk underground sample ‘Q’.  The flotation circuit consisted of rougher flotation followed by a cleaner stage.  The flotation circuit initially ran well with control samples indicating high grade concentrate and low tailings grade, however after a number of hours it became apparent that a circulating load of fine gangue material had built up in the circuit which finally reported to the cleaner concentrate.  This resulted in a high mass pull of cleaner concentrate which was low grade.  This has highlighted the need to monitor the circulating load in the cleaner circuit at site and also contingency has been made to feed the cleaner tail at different points within the rougher circuit.

As the primary objective of the pilot program was to again produce a leached solution for electrowinning testing, it was decided to re-clean the cleaner concentrate by pumping the concentrate through the cleaner cell again, after the pilot trial was complete.  This cleaning increased the concentrate grades to 23.7 g/t gold and 3,170 g/t silver.  This concentrate was leached, the solids were removed and the clear solution sent for electrowinning testing.

A summary of the batch rougher tests, cleaner flotation tests, locked cycle testing and pilot plant tests are given in Table 16.4.

Table 16.4: Flotation Testwork Summary

	Head Grade		Flotation
Test Type	Au (g/t)	Ag (g/t)	Wt Rec (%)	Conc Au Grade (g/t)	Au Rec (%)	Conc Ag Grade (g/t)	Ag Rec (%)
Rougher Flotation	5.3	421	9.5	52.3	89.1	4149	85.7
Cleaner Flotation	3.41	217	3.6	78.6	79.1	6274	80.9
Locked Cycle Test (7 cycles)	6.01	306	5.3	105	92	4967	85.1
Pilot Trial 1	8.26	560	17.2	25	89	2297	87
Pilot Trial 2	1.04	132	16.5	5.1	81.3	670	83.7
Pilot Trial 2 (Re-cleaned Conc.)	1.04	132	3.1	23.7	70.6	3170	74.4

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Leaching Testwork

Leaching testwork has been carried out on all flotation concentrate and tailings samples that have tested for all of the major testwork campaigns.  Leaching of the concentrate indicated that high cyanide levels (initially 5%) were required to ensure high silver and gold recoveries.  Latter cyanide optimisation tests were carried out on flotation concentrates with and without the addition of oxygen.  The tests indicate that the optimum cyanide level was 5% if air is added to the slurry.  However the cyanide concentration could be lowered to 1% if the slurry is sparged with oxygen.  The majority of concentrate leaches achieved silver and gold recoveries in excess of 97%, although one variability test on drill hole 078D only achieved concentrate leach recoveries of 44.4% for silver and 94.4 % for gold.  This was a high grade sample and the leach curves from this test indicate that the silver leaching was still going and that a higher cyanide concentration may be required to increase the leaching rate for this test.  This is supported as the master composite that was made up from drillholes 078D, 115D and 125D achieved 97.9% silver recovery on the concentrate leach.  A summary of the leaching results for the flotation concentrate and tailings is given in Table 16.5.

Table 16.5: Leaching Testwork Summary

	Grades		Leaching
Test Type	Au (g/t)	Ag (g/t)	Wt Rec (%)	Residue Au Grade (g/t)	Au Rec (%)	Residue Ag Grade (g/t)	Ag Rec (%)
Average all leach tests
Flotation Concentrate	69.1	7456	4.7	1.74	97.8	765	92.7
Flotation Tailings	1.09	68	95.3	0.23	84.0	21	72.3
Calculated Feed	3.83	330	100	0.29	93.2	51	87.9
Average all leaching tests excluding 078D variability test
Flotation Concentrate	57.0	6945	4.7	0.86	98.2	142	97.5
Flotation Tailings	0.74	52	95.3	0.09	85.6	15	71.7
Calculated Feed	2.93	300	100	0.13	94.0	25	91.7

The leaching of the flotation tailings samples generally gave lower leach recoveries than achieved from the concentrate samples, as would be expected.   The average leach recoveries were 84% for gold and 72.3% for silver.  Recoveries were quite variable, which is partly due to the head grades treated, but varied between 55 and 96.6%.

The overall leaching recoveries from both the concentrate and tailings leaches were 93.2% for gold and 87.9% for silver.  However, again if the 078D variability sample is excluded, then gold recovery is 94.0% and silver recovery is 91.7%.

The reagent consumption for the flotation concentrate leach tests was 19.9 kg/t and 0.59 kg/t lime.  The highest cyanide consumption figure for the concentrate leach was 54.2 kg/t and the lowest 0.31 kg/t.  The average dropped when the lower cyanide concentration was used in conjunction with the oxygen and appears to be around 10 kg/t.

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The reagent consumption for the flotation tailings leach tests was 0.71 kg/t and 1.21 kg/t lime.  The highest cyanide consumption figure for the tailings leach was 1.64 kg/t and the lowest 0.33 kg/t.  The combined reagent consumption for the tests results in a consumption of 1.26 kg/t cyanide and 1.16 kg/t lime.

Cyanide Destruction Testwork

Cyanide destruction testwork has been carried out on the master composite sample that was produced from drillhole 078D, 115D and 125D, in test campaign 9745.  Approximately 100 kg of master composite sample was treated through a 7 kg batch flotation cell to produce a cleaner flotation concentrate and a tailings sample, both of which were used for the destruction testwork.  Only the Inco SO2/air system was assessed, as this is considered the most cost effective technique.  The results of all of the cyanide destruction testwork are given in Table 16.6.

Table 16.6: Cyanide Destruction Testwork Summary

	Test Conditions		Destruction Results
Test Run	Density %	Na2S2O3%	Feed CN WAD mg/l	Tail CN WAD mg/l	Tail+ 48hr CN WAD mg/l	Lime Addn kg/t	pH
Batch Test 1	45	115	870	126	110	0.99	9.0
Batch Test 2	45	140	870	174	170	1.24	9.2
Batch Test 3	45	165	870	126	120	1.24	9.1
Batch Test 4	42.5	143	210	4	2	0.33	8.4
Batch Test 5	42.5	190	210	2	5	0.35	8.4
Batch Test 6	37.5	139	170	4	7	0.26	8.4
Continuous Test 1	42	165	265	2	0.6	2.8	8.4
Continuous Test 2	42	150	265	1.7	0.6	1.7	8.5

The method used to prepare the sample for testing was quite involved due to the nature of the circuit design.  This method included leaching a sample of flotation concentrate for 48 hours to simulate the concentrate leach circuit in the plant.  Carbon was added for the last four hours to remove the silver and gold from solution.  At the completion of the leaching, the carbon was removed from the slurry and the slurry was then added to tailings slurry at the correct mass split as was produced during the flotation process.  This combined slurry was then leached for 24 hours, with carbon added for the last four hours to remove the silver and gold from solution.  The carbon was then removed from the slurry and flocculant was added to the slurry and the slurry was allowed to settle over night.  The excess clear solution was then removed from the slurry (to simulate the tailings thickener) and then fresh water was added to the slurry to reduce the density back to the density required for destruction testwork.  The destruction testwork was now commenced on this slurry.

Cyanide destruction testwork included six batch tests and two semi continuous tests.  The batch testing was done in two separate phases, with the aim being to define the conditions required for

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the semi-continuous tests.  The first phase of batch testing was done when the cyanide concentration to be used in the concentrate leach was 5%, which resulted in a feed to cyanide destruction of 870 mg/l CN wad and a CN total of 1100 mg/l.  The testing of this slurry was done at a solids density of 45% w/w solids, pH was maintained at 9.0 and metabisulphite additions were tested at 115, 150 and 165% of the stoichiometry requirement.  These tests reduced the cyanide wad level to only 126 mg/l and did not achieve the target level of 10 mg/l.

It was noted that during the tests that the viscosity of the slurry increased dramatically during the test and it is believed that this had a significant impact on the final destruction.  It was also felt that a lower pH of the slurry would help with the process.

Subsequent to the first phase of testing, cyanide optimisation testwork had been carried out on the flotation concentrate sample.  This optimisation resulted in the addition of oxygen to the concentrate and a reduction in the cyanide concentration to 1%.  The second phase of testing was done at the lower cyanide level in the concentrate leach and also was planned to study the affect of pulp density on cyanide destruction.  The feed slurry to the testwork was now at a lower cyanide concentration of 240 mg/l wad cyanide.  Three tests were done with two tests to be done at a target density of 40% solids and one at 35% solids.  The two tests at 40% solids were to be done at a target of 150 and 200% metabisulphite stoichiometry and the 35% solids at 150% metabisulphite stoichiometry.  The density of the tests was found to be higher than planned, at 42.5 and 37.5%, however all three of the tests decreased the wad cyanide level below the target value of 10 mg/l.

A final large slurry sample was produced to allow two semi-continuous tests to be carried.  These tests were done to confirm the conditions determined from the batch testwork and to confirm final cyanide levels in the resultant slurry.  Both tests were done at 42% solids, maintained the pH between 8.0 and 8.5, had a residence time of 70 minutes and tested the metabisulphite stoichiometry at 150 and 165%.  Both tests gave cyanide wad levels of less than 10 mg/l and were in fact less than 2 mg/l.

Electrowinning Testwork

Two solutions were produced from the two pilot plant trials that were conducted at the SGS Lakefield Oretest laboratory.  The first solution was produced from a rougher concentrate product that was leached with a 5 % cyanide concentration leach in April 2005.  The solution produced contained approximately 1000 ppm silver and 10.3 ppm gold with 5% cyanide.  This solution indicated that the silver would form plate at the higher concentration and then powder as the silver concentration dropped below 300 ppm.

The second solution was produced from a flotation cleaner sample produced from the second pilot trial and leached at 1% cyanide in November 2005.  This solution contained approximately 1900 ppm silver and 18.2 ppm gold.  This solution produced silver powder for the full range of testing and indicated a higher production rate per cell than the first solution tested.

The second solution produced is expected to be more representative of the solution that will be processed at site.  This is for a number of reasons, which are given below:

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The concentrate used to produce the second solution was cleaned in the flotation circuit to remove excess gangue material prior to leaching.

The cyanide concentration of the leach was at the planned level of 1%, not 5% as in the first solution.

Electrometals Technologies have used the results from the second solution testing for sizing the required electrowinning circuit.  The advantage of being able to use the powder cells is that this style of cell can be automated and the powder can be collected in a filter.  This helps in security of the product as well as minimising the workforce required to work in the refinery area.

Electrometals have produced two reports that summarise the test results.  These reports are titled “Summary Report: Silver Electrowinning from a Cyanide Electrolyte using EMEW®”, November, 2005 and “Summary Report: Electrowinning a Synthetic Palmarejo Electrolyte”, January 2006.

Settling Testwork

Two settling testwork campaigns have been done by Outokumpu Technologies at their laboratory.  The first was done on samples produced from the master composite sample made from drillhole numbers 078D, 115D and 125D.  A flotation cleaner concentrate and flotation tailings samples were sent for testing.  Different flocculants were screened for the flotation tailings and a flocculant was selected, which is the Nalco product 83384.  Dynamic settling tests were then done on both samples at different unit areas and at different dilution concentrations.  The unit rate for the flotation tailings was found to be best at 0.76 t/m2/h and for the concentrate this was done at 0.28 t/m2/h. A summary of the settling testwork is given in Table 16.7.

Table 16.7: Settling Testwork Summary

	Oxygen Uptake Rate — mg/l/min
Sample	Solids t/m2h	Diluted Feed % w/w	Flocc Dosage (g/t)	U/F Solids %w/w	Vane YS (Pa)	Clarity (ppm)
Flotation Tailings	0.76	10.3	19	58.2	44	120
Flotation Concentrate	0.28	12.4	13	63.8	77	80
Leached Concentrate	0.21	11.7	19	66.7	64	580
Final Tailings	0.81	9.8	19	59.4	28	110

The second round of testing was done on leached flotation concentrate and leached combined concentrate and tailings sample.  These were samples that had been produced from the second pilot plant operation.  Dynamic thickening tests were carried out on these samples at unit settling rates of 0.80 t/m2/h for the combined tailings sample and 0.2 t/m2/h for the leached concentrate samples.  Both tests indicated that the targeted underflow densities should be achieved; however overflow clarity may not be as good as expected.  This is especially true for the concentrate sample that is at a high pH and has a high sodium content due to the high cyanide levels.  Further testwork on optimum flocculants is recommended at site during commissioning.

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Miscellaneous Testwork

A number of other metallurgical tests have been carried out to collect data required for the plant design and as alternative process route.  These have included the following:

Rheology Testwork.

Oxygen Uptake Testwork.

Merrill Crowe Testwork.

Tailings Testwork

Chloride Analysis.

Rheology testwork has been carried out on flotation concentrate and tailings samples at different densities.  This data has been used in pump and agitator designs.

Oxygen uptake tests were done on both flotation concentrate and tailings samples.  This was done to determine the oxygen requirement for each slurry type and in turn allows for the sizing of the oxygen plant required for the process plant.  The concentrate slurry has a high oxygen demand, 0.3207 mg/l/min, for the first six hours and then slowly reduces over the next 18 hours.  The tailings sample oxygen demand was quite low with a peak of 0.0286 mg/l/min.  A summary of the oxygen uptake testwork is given in Table 16.8.

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Table 16.8: Oxygen Uptake Testwork Summary

	Oxygen Uptake Rate — mg/l/min
	0	1 hr	2 hr	4 hr	6 hr	24 hr
Flotation Concentrate — GJ1822	0.0000	0.0471	0.2139	0.3207	0.1639	0.0732
Flotation Tailings — GJ1822	0.0014	0.0136	0.0282	0.015	0.0154	0.0032

Merrill Crowe testwork was done on concentrate leach liquors as an alternative process route to the electrowinning route.  The testwork was done on a high grade solution produced from leaching a flotation concentrate sample, to test the possible inclusion of a high grade Merrill Crowe circuit to directly replace the electrowinning circuit.  The testwork indicated high silver and gold precipitation rates from the solution, although some minor re-dissolution was seen over one hour.  Solution tenors dropped from 2,360 ppm silver to approximately 7 ppm in 15 minutes at a zinc stoichiometry of 1:1, 0.85:1 and 1.15:1.  A summary of the Merrill Crowe zinc precipitation testwork is given in Table 16.9.

Table 16.9: Merrill Crowe Zinc Precipitation Testwork Summary

	Calculated Head (g/t)		Recovery to Conc. (%)		Overall Recovery 48 hrs (%)
Sample Time (mins)	Ag	Au	Ag	Au	Ag	Au
0	2360	35.1	2360	35.1	2360	35.1
15	7.7	0.12	6.5	0.12	7.2	0.09
30	5.0	0.11	6.9	0.13	4.8	0.07
60	11.0	0.30	34.2	0.65	11.5	0.18

Tailings testing samples were prepared from the master composite sample, that was made up from drillholes 078D, 115D and 125D, and the final pilot plant trial sample, that was made up from drillhole 340D and the ‘Q’ sample.  Two different samples from each source were sent, one for geochemical tailings testing and the other for geotechnical tailings testing.  Results are still outstanding on these samples.

Electrowinning testwork had shown some signs of corrosion on the anode from the first stage of testing.  The corrosion appeared to be pitting, indicating the presence of chlorides in the pregnant solution.  Difficulties were experienced in trying to assay for chlorides in solution containing very high cyanide concentration.  A number of commercial laboratories were approached; however the CSIRO laboratory in Perth finally offered the best service for chloride analysis.  The leach liquors from the concentrate leach solution were found to contain chlorides between 22 ppm to 199 ppm.  Electrometals had indicated that the upper limit of chlorides for stainless steel anodes was 50 ppm.  Due to the range of chloride levels and the re-circulation of solution within the process plant, it was decided that titanium with a DSA coating would be selected for the anodes in the electrowinning cells.

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Cytec Testwork

Cytec Mining Chemicals organised to do additional batch flotation testwork at the SGS Lakefield Oretest laboratory to investigate alternative flotation reagent schemes.  Twenty batch cleaner flotation tests were carried out on a sample of the master composite prepared from drillhole 340D and Q sample.  Testing included alternative reagents and grinding procedures to optimise flotation response.  The results of this testwork are summarised in a report titled “Palmarejo Brief Technical Update 22nd December 2005”.  The key findings of this study was that the frother selection could be changed from Terric 405 to Cytec F549, that the best flotation reagents are those already selected, but that A3418A showed some promise that could be trialled at site following commissioning.

Mineralogy

Mineralogy has been done on five different drill hole head samples and on one concentrate sample produced from the master composite made from drillhole number 078D, 115D and 125D.  All of these reports have identified that the majority of the silver occurs as electrum and as silver sulphide (Acanthite).  A number of other silver minerals have been identified in different holes, but they are not consistent through all of the drill holes.  Some of these minerals include Aurorite ((Mn2AgCa)Mn 4O7.3H2O), native silver and a number of copper/silver/sulphide minerals.  Gold occurs mainly as electrum.

The mineralogy of the flotation concentrate confirms that the sample is predominately a pyrite concentrate with other base metal sulphides including galena, sphalerite, chalcopyrite, chalcocite, covellite, bornite, marcasite, etc.

Conclusions

A total of 13 drill hole samples have been tested along with three bulk samples.  The drill hole samples consist of seven reverse circulation (RC) drill holes and six diamond drill holes.  The bulk samples consist of two underground samples taken from the existing workings from the ‘La Prieta’ structure and one surface outcrop sample from the Chapotillo Clavo.  In total, almost 2.5 tonnes of samples have been tested to allow the design of the plant to proceed.

A detailed comminution testwork program has been carried out on both whole diamond core samples and bulk samples taken from the surface and underground.  The testing has included the conventional bond work index testwork, UCS testing, AMC testing and the more advanced JK Drop weight and SMC testing used for modelling.  This testing has indicated that some of the rock types (amygdaloidal andesite) are hard and competent, while other rock types are less hard and competent (the quartz vein breccia and footwall sediments).  The data from all of these tests indicates that the ore is amenable to SAG milling, but due to the hard component nature of some of the rock types, a two stage milling circuit will be required.

Flotation testwork has been carried out at batch scale, followed by locked cycle testing and finally at pilot plant scale.  All of the data suggests that the ore is very amenable to flotation.  The tests indicate that approximately 80% of the silver and gold can be collected into a very

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small mass of approximately 5% of the feed tonnage.  This has the advantage of allowing high cyanide concentration leaching of the concentrate to produce a high tenor solution for precious metal recovery.

Leaching testwork has been carried out to optimize reagent additions and define the plant recoveries.  Leaching of the flotation concentrate generally exceeds 97% for both silver and gold, while flotation tailings recoveries are approximately 85% for gold and 72% for silver.  The overall leaching recovery is 93.2% for gold and 87.9% for silver, although higher recoveries are indicated when tests that did not appear to be correct are removed to give a gold recovery of 94% and silver of 91.7%.  Overall reagent consumptions were 1.26 kg/t for cyanide and 1.16 kg/t for lime.

Commercial production commenced in April 2009.  Recovery of gold has been consistent with the initial metallurgical testwork and feasibility study estimates and averaged 92% during 2010. The recovery of silver has not achieved the feasibility study values and averaged 71% during 2010.  During 2010, silver recoveries at feasibility levels of 80% were achieved but not consistently.  Additional metallurgical work has identified causes for the variable recoveries.  Adjustments have been made to the current plant and an expansion of the CIL circuit is being evaluated for 2011 which is designed to achieve consistently higher silver recoveries from all ore types.

16.3 Guadalupe Metallurgical Testwork Summary

Sample Selection

Two drillhole samples have completed metallurgical testing in 2007, (TGDH-129 and TGDH-184) and four more samples (TGDH-054, TGDH-214, TGDH-225, and TGDH-238) were submitted in 2008 to be tested at SGS labs in Durango, Mexico.  Additional metallurgical samples TGDH-341 and TGDH- 355 were sent during 2010, partial results shown cyanadation recoveries of gold up to 92%, and silver from 70 to 87%.  Samples were selected from different areas (Figures 16.1-16.2) within the Guadalupe vein and represent all the mineralization styles in the deposit. Table 16.10 summarizes the main characteristics of such samples.

Table 16.10: Guadalupe Metallurgical Samples Selected

SAMPLE	SAMPLE TYPE	ORE TYPE	COMPOSITION
TGDH-129	CORE	SULFIDES	QUARTZ CEMENTED BRECCIA
TGDH-184	RC	OXIDES	QUARTZ CEMENTED BRECCIA
TGDH-054	CORE	SULFIDES	QUARTZ VEIN CEMENTED BRECCIA
TDGH-214	CORE	SULFIDES	CARBONATE CEMENTED BRECCIA
TGDH-225	CORE	SULFIDES	QUARTZ CARBONATE CEMENTED BRECCIA
TGDH-238	CORE	MIXED SULF/OXIDE	QUARTZ CARBONATE CEMENTED BRECCIA AND STOCKWORK
TDGH-341	CORE	MIXED SULF/OXIDE	QUARTZ VEIN CEMENTED BRECCIA
TGDH-355	CORE	OXIDES	QUARTZ CARBONATE CEMENTED BRECCIA

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Figure 16.1: Location of Samples for Metallurgical Testing

In addition to the eight metallurgical samples, eighteen samples from different parts of the Guadalupe deposit were submitted for mineralogical studies.  Mineralogy was conducted on samples from drill holes shown in Figure 16.2., which also shows the distribution of the silver-bearing mineral phases.

Figure 16.2: Location of Samples for Mineralogical Studies

(Showing Silver-Bearing Minerals)

Additional test work from the Palmarejo Mine, 7 kilometers northwest, is available on ores from the Palmarejo deposit, which are mineralogically similar to the Guadalupe ores (see Sections 16.1 and 16.2).

The Bottle Roll Leach test were industry standard tests where the samples were tested for gold and silver recoveries at three grind sizes and four different concentrations of cyanide.  The test showed silver recoveries ranging from 84 to 92% and gold recoveries ranging from 80 to 93%.

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The Floatation tests were standard floatation tests conducted at two grind sizes.  The floatation concentrate was then assayed for metal content.  The floatation tails where then submitted for additional metal extraction with cyanide leaching.

The Gravity tests were conducted on coarse grind sizes than the Bottle Roll and float tests.  The samples were gravity concentrated using a Knelson bowl.  The gravity concentrates were then submitted to cyanide leach testing to check for the susceptibilities to leaching with cyanide.

Results

The best recoveries this far were achieved by flotation followed by leaching. Table 16.11 summarizes the results of these tests. The poorest overall recovery was found with the gravity concentrate method.

Table 16.11: Guadalupe Metallurgical Test Results

	RECOVERIES
	Head		Cyanide Bottle				Cyanide Leach of		Gravity		Cyanide Leach of
	Grade		Roll Test		Bulk Flotation		Flotation Tails *		Concentration		Gravity Concentrate
Composite Drill-Hole	Au g/t	Ag g/t	Au %	Ag %	Au %	Ag %	Au %	Ag %	Au %	Ag %	Au %	Ag %
TGDH-129	2.68	270	93	84.0	86.3	85.6	96.6	96.6	46.3	33.6	85.3	84.5
TGDH-184	0.40	631	80	92.0	76.3	94.0	96.4	99.0	23.2	36.9	76.8	90.7
TGDH-054	1.19	159	91	89.3	80.6	81.4	96.6	94.3	33.4	32.2	86.5	87.5
TGDH-214	5.43	209	95.4	89.8	89.8	93.5	98.7	98.3	58.1	45.9	84.8	67.9
TGDH-225	1.71	196	89.2	86.3	84.1	84.9	95.8	94.1	35	31.8	84	85.2
TGDH-238	1.90	119	95.6	66.2	80.0	63.5	96.9	75.4	42.1	25.1	84.8	83.0
TGDH-341	1.84	135	N/A	N/A	70.4	81.2	97.2	97.9	N/A	N/A	69.7	80.4
TGDH-355	3.94	211	N/A	N/A	71.5	86.0	96.8	97.9	N/A	N/A	70.8	85.1

* Listed recovery of “Cyanide Leach of Floatation Tails” is the final total recovery from both bulk flotation and leaching of tails

Mineralogy

Mineralogical studies have been conducted on eighteen samples from different drill holes and spatial locations within the Guadalupe deposit.  The studies consisted of both thin section analyses and microprobe work to identify individual mineral species.  The mineralogical work shows that the mineralogy of the Palmarejo deposit and the Guadalupe deposit are similar (Table 16.12).

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Table 16.12: Mineral Species at Guadalupe and Palmarejo

Palmarejo Mineral Species
Guadalupe Mineral Species Petro Lab, 2010	K. Ross, 2009; Reyes, 2005; Petro Lab, 2006
Electrum	Electrum
Native Gold	Native Gold
Acanthite-argentite	Acanthite
Native silver	Native silver
Jalpaite	Jalpaite
Aguilarite	Aguilarite
Pyrite	Pyrite
Sphalerite	Sphalerite
Galena	Galena
Chalcopyrite	Chalcopyrite
Chalcosite	Altaite
Enargite	Billingsleyite
Bornite	Cervellite
Tennantite-tetrahedrite	Tennantite-tetrahedrite
Freibergite	Proustite
Pearceite-polybasite	Pearceite-polybasite
Covellite-digenite	Covellite-digenite
Unspecified Iron Oxides	Mckinstrite
Unspecified Manganese Oxides	Stromeyerite

Note: Mineral species were identified by optical microscopy and scanning electron microprobe work EDAX technique

Figure 16.3: Photomicrograph of Drill Hole TGDH-254

Electrum (el) associated to the base metals mineral suite, developing binary and ternary grains among them. Electrum (el) and tenantite (tn), chalcopyrite (cp), sphalerite (sl), and acanthite-argentite (aca), this one shows typical light etching as microscope source light hits the Ag-rich mineral grain´s surface.  Matrix is granular quartz

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(gran qz).  Notice some voids or cavities among the metallic minerals.  Photomicrograph under reflected light, 50X increments and plain polars PPL.

-(Petrolab, laboratorio de investigaciones geologicas, 2010).

Conclusions

Metallurgical tests indicate recoveries of silver and gold by floatation and leaching from Guadalupe ores is similar to the recoveries experienced at Palmarejo in the full scale process plant with a floatation and leaching circuit.  Mineralogical test work shows that the ore minerals at both deposits are also similar.  Based on this data the Qualified Person concludes that the Guadalupe ore is compatible with the process at the existing Palmarejo mill.  Additional test work at Guadalupe will continue to optimize recoveries.

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SECTION 17 - MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Coeur d’Alene Mines obtained ownership of the Palmarejo Deposit from Bolnisi Gold NL and Palmarejo Silver and Gold Corporation on December 21, 2007.  The Palmarejo Resource has been remodeled since the acquisition date using GEMCOM Gems™ (Gems™), which is a widely used commercial mining software package.  The methodology used to estimate Mineral Resources and Reserves have been reviewed by Keith Blair of Applied Geoscience LLC of Reno, Nevada a Canadian National Instrument 43-101 “Qualified Person”, and are described in the following sections.

In July 2010, Coeur d’Alene Mines retained Applied Geoscience LLC (APGS) of Reno, Nevada and Behre Dolbear & Company Inc. (Behre Dolbear) to update the geology and metal grade models for the Palmarejo Deposit based on new drilling information and updated geological interpretations in the main resource areas.

The Resources stated in this report for the Palmarejo District conform to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), December 2005 (see Appendix A for definitions).  The Palmarejo, Guadalupe, and La Patria Resource estimation procedures are discussed individually below. With the exception of minor edits, the La Patria Resource estimation is taken directly from the previous Mine Development Associates (MDA) Technical Report (Gustin and Prenn, Sept. 2007).

17.1 Mineral Resource Estimation Methodology Palmarejo Deposit

17.1.1 Assay Data

The original geology model for the Palmarejo Deposit was created by AMEC in 2007 and 2008, at Coeur’s request, for estimating silver and gold Resources at Palmarejo using data generated by Planet Gold through late September 2007, including geologic mapping, RC and core drilling results, and surveying of underground workings. A wireframe of the underground workings was created by AMEC using historical data prepared by previous operators and was incorporated into the resource modeling. Aerial photography was used to create a topographic model with two-meter contours.

Since September 2007, an additional 680 definition/in-fill drill holes, totaling 69,210m, have been completed in the Palmarejo Mine area.  Production/ore-control drilling in the open pit mining areas at Palmarejo has supplied 3,091 additional RC drill holes (71,478m) to the database for geology and resource modeling. In addition to the drill hole data, there are 9,717m of grade control chip-channel samples in 881 sample strings from underground development and production drifts in the 76 Clavo and 108 Clavo areas.  These chip channel samples were used in the interpretation of the mineral type model but not in metal grade estimation given the sample type and the lack of quality control data.

These data were incorporated into a digital database and all subsequent modeling of the Palmarejo Deposit Resource was performed using GEMCOM Gems™ software.

17.1.2 Material Density

Planet Gold personnel gathered dry bulk specific-gravity data using standard water-immersion methods on dried and waxed whole-core samples of mineralized and unmineralized units. These data are supplemented by measurements collected on whole and half core as part of third-party metallurgical studies (Table 17.1). Table 17.2 lists the specific gravities used in the Palmarejo modeling.

Table 17.1: Palmarejo Specific-Gravity Statistics by Geology

Unit	Mean	Median	Std Dev	CV	Min	Max	Count
Tfbr	2.45	2.46	0.02	0.01	2.43	2.48	4
Ktal	2.58	2.61	0.14	0.05	2.04	3.23	133
Ktam	2.68	2.70	0.08	0.03	2.46	2.77	20
Ktap	2.62	2.66	0.12	0.05	2.26	2.77	30
Ktapp	2.68	2.70	0.07	0.03	2.52	2.80	28
Ktat	2.52	2.53	0.08	0.03	2.33	2.71	29
Ktrt	2.50	2.51	0.07	0.03	2.32	2.63	24
LaPrieta-LaBlanca	2.58	2.61	0.14	0.05	2.04	3.23	133
Stockwork	2.58	2.64	0.30	0.12	0.99	3.43	105

Table 17.2: Palmarejo Specific-Gravity by Geology

Lithology — Specific Gravities
Unit	Model SG
Tfbr	2.45
Ktapp	2.69
Ktat (includes Ktap)	2.59
Ktam	2.68
Ktal	2.63
Ktrt	2.50
La Prieta-La Blanca Veins	2.56
Stockwork	2.56

A density of 2.56 g/cm3 was assigned to modeled mineralization (discussed below), which takes into account natural void spaces, such as open fractures, that could not be accurately accounted for in the measurements.  No additional work on the specific gravity data and the density model was completed for the year-end 2010 resource update.  It is the view of Keith Blair, the Qualified Person for the Palmarejo deposit resource estimate, that the density chosen for the vein and stockwork materials may be conservative and should be reviewed with additional sampling and confirmation of the natural void space and open fractures.

17.1.3 Geology Modeling

Geological modeling of the Palmarejo Mine area was broken up into separate, but contiguous, project areas based on actual or projected mining styles (open-pit or underground) and mineral controls.  The deposit consists of two main structures, La Blanca and La Prieta.  The La Blanca structure will be mined by underground methods at the 76 and 108 clavo, and by both underground and open pit methods at the Rosario clavo.  The La Prieta structure will be mined by open pit for all three major mineralized shoots; the Rosario, Tucson and Chapotillo clavos. Project domains and clavos are shown in Figure 17.1.

Figure 17.1 Palmarejo Project — Model Domain Areas

(contours on original, pre-mining, topography surface)

The APGS scope of work included the interpretation of a mineral resource modeling framework for the La Blanca vein and was prepared using existing drill hole data and an updated geological model prepared by Coeur geologists.  APGS reviewed and edited the geologic interpretation prepared by Coeur on vertical sections and level plans and constructed preliminary geological solids.  These preliminary solids were contoured on 10m level plans and the final interpretation was completed in plan with generation of the final model solids for resource estimation.

As part of Behre Dolbear scope of work, a Mineral Resource modeling framework for the La Prieta and La Victoria veins was prepared, using existing drill hole data and a new geological model.  Behre Dolbear reviewed and edited the geologic interpretation prepared by Coeur on vertical sections, and then interpreted the shapes in plan. Using both sets of interpretations, vertical and plan sections, Behre Dolbear constructed geological solids that were used for resource estimation. The geologic model framework was developed in close collaboration with Coeur geologists, with whom concepts, issues and solutions were discussed on an on-going basis.

Lithological Model

Bolnisi geologists in the Chihuahua office prepared an interpretation of the main lithological units at Palmarejo during 2007 and 2008. The interpretation was done using parallel vertical sections spaced every 25 m and oriented N45°E. AMEC defined sections in Gemcom software, from southeast to northwest, with a continuous identification from 1FS to 65FS. Table 17.3 shows the text codes and description of lithological units interpreted and defined by Bolnisi and the integer codes defined by AMEC to identify the units in the subsequent block model.

Table 17.3: Lithological Unit Descriptions and Codes

Bolnisi Unit Code	Unit Description	AMEC Block Code
KTA	Trachytic Andesite	150
KTAL	Laminated Andesitic Sandstone	500
KTAM	Amygdaloidal Andesite	100
KTAP	Porphyritic Andesite	250
KTAPP	Strongly Porphyritic Andesite	200
KTAT	Coarse Andesitic Sandstone	300
KTRT	Rhyolitic Tuffs	600

Using only the vertical sections, Bolnisi created lithological solids in Surpac® software and exported them, in DXF format, to AMEC. The mineralization at Palmarejo is not completely lithologically controlled and the main purpose of this model is to assign specific gravity values to the block model.  Figure 17.2 shows an illustration of the section orientation and a slice of the lithological solids through elevation 960.

Given time constraints during the 2010 resource model update, this original lithology model was not modified; the Mineral Control model, discussed below, was inserted into the existing lithology model and used for assigning density to the wall rock material outside the mineral control model.  Subsequent resource model updates will include modification of the lithology model to better honor the new drilling information.

Figure 17.2: Plan View Showing Section Orientation

Void Model

Three-dimensional `wireframe’ lithologic and mineralized structural models were created by AMEC. These included models of the La Prieta and La Blanca vein structures and associated footwall and hanging-wall stockwork zones, as well as models of the unmineralized stratigraphic host units. The mineralized structure interpretations were used as a guide in the grade modeling discussed below.

Prior to Coeur’s purchase of the Palmarejo property, Planet Gold created a three-dimensional `wireframe’ model of the underground workings at Palmarejo (the “Planet Gold void model”). This model was built using data from historic mine maps, Planet Gold drill data (intersected workings or mine backfill), and survey data collected from accessible underground workings. The mining history of the Palmarejo area is discussed in Section 6. The Planet Gold void model was used to directly remove tonnage from the resource model.

Pre-feasibility work in July and August 2007 by Coeur in anticipation of a corporate merger of Coeur, Bolnisi, and Palmarejo Silver and Gold identified stopes mined by Minas Huruapa (see Section 6) that were not included in the Planet Gold void model and, more significantly, historic documentation that suggests the Planet Gold void model does not fully account for mining that took place prior to 1909.

The Planet Gold void model accounts for approximately 517,000 tonnes of material mined at Palmarejo, while the report brought to MDA’s attention suggests that a total of approximately one million tonnes may have actually been mined (789,000 tonnes prior to 1909; 46,000 tonnes of development work in and around the vein structures that was completed a few years after 1909; and 168,000 tonnes mined from 1979 to 1992; see Section 6).

While the pre-1909 mining at Palmarejo is almost entirely undocumented by historic mine maps, and these old workings are not accessible, the tonnage figure quoted above for the material mined prior to 1909 originates from a crude estimate by a mining engineer in 1909 (McCarthy, 1909). McCarthy provides an “approximate estimate of the ore that has been taken out and milled in the past history of the mine.” He further notes that, “[t]his necessarily must be but an approximation owing to the want of proper records and plans, but which I believe to be correct within reasonable limits.”   McCarthy estimates the cumulative strike length of the old stopes, and multiplies this strike length by average dip extents and widths of the stopes at La Prieta and La Blanca. These crude calculations result in an estimate of 562,000 short tons mined from the La Prieta vein and 175,000 short tons from the La Blanca structure up to 1909 (McCarthy, 1909). Converting these into metric tonnes using densities applied to the resource modeling (McCarthy applied a lower density than used in the MDA model), these equate to 611,000 metric tonnes from La Prieta and 178,000 tonnes from La Blanca, for a total of 789,000 tonnes of production through 1909.

The pre-1909 workings, therefore, cannot be directly modeled, and the location and true scale of these workings cannot be determined with certainty.  McCarthy (1909) notes that many of the pre-1909 stopes had caved or were filled with what was considered waste at the time of mining. He estimated that the cutoff grades used by Palmarejo and Mexican GoldFields, Ltd (PMG) were 30 oz Ag/ton (900 g Ag/t) from 1888 to 1901 and 20 oz Ag/ton (600 g Ag/t) from 1902 to 1909. Waste rock used to fill the stopes, therefore, could be of potential economic interest today in an open-pit mining scenario. In fact, some of these backfilled stopes were mined in the last years of the PMG underground operations (McCarthy). Due to the wide envelopes of lower-grade mineralization that typically encompass the high-grade mineralized zones at Palmarejo, caving of the stope walls could also partially fill the old stopes with material of potential economic importance today. Unmodeled caved and/or back-filled stopes are more an issue of lower density than missing stopes in a void model if: (1) the potential method of mining the resources is open pit; and (2) the stope-fill material does not contain deleterious quantities of active carbon derived from timber.

The Palmarejo database records a total of 169 void and mine-fill intercepts (collectively referred to as void intercepts) from 110 holes, including 19 core and 92 RC holes (one void intercept was cut by both an RC hole and its core tail). The mean down-hole length of the void intercepts is 3.17m, with a minimum of 0.80m and a maximum of 15.24m. Up to 4 void intercepts are recorded for a single hole; McCarthy documents old stopes on hanging wall, central, and footwall portions of the main vein structure. Some of these void intercepts lie within the Planet Gold void model, and others were thought to represent natural voids, but in light of the newly reviewed historical reports the Qualified Person believes, and is in agreement with MDA and AMEC, that most of the void intercepts reflect mining voids.

Production from Palmarejo stopped after the recommendations outlined by McCarthy instructed PMG to begin intensive development work to prepare the mine for a new mill and production increases. However, the production never materialized for PMG due to the onset of the Mexican Revolution.

Production was resumed at Palmarejo by Minas Huruapa, S.A during the period from 1979 to 1992.  Minas Huruapa mined the areas previously developed by PMG according to McCarthy’s recommendations.  Records were provided to Coeur and AMEC by Jorge Cordoba, General Director of Operations for Minas Huruapa during that time, which MDA was unaware of.  These records indicate that Minas Huruapa mined 168,352 tonnes of ore grading at 297 g/t Ag and 1.37 g/t Au (Table 17.4).

Table 17.4: Minas Huruapa Production 1979 to 1992

		Mined Grade
Year	Tonnes	g/t Au	g/t Ag
1979	735	0.24	142
1980	7,455	0.79	201
1981	12,383	1.49	275
1982	10,459	1.69	436
1983	11,500	1.59	335
1984	12,562	1.83	345
1985	12,991	1.41	317
1986	12,712	1.50	317
1987	13,708	1.10	260
1988	14,410	1.10	280
1989	12,889	1.00	258
1990	17,782	1.20	289
1991	18,186	1.30	269
1992	10,580	1.50	302
Totals	168,352	1.37	297

As a result of the newly discovered historical data, AMEC engineers were contracted by Coeur to produce a new void model incorporating all known historic information into its construction for use in the 2008 Resource estimation (Figure 17.3).  Coeur used an updated density of 2.56 for the present volume to tonnes calculation found that 611,000 metric tonnes were mined from La Prieta and 178,000 tonnes from La Blanca for a grand total of 789,000 tonnes of production up to 1909.  The AMEC void model was constructed with these volumes in mind.  The AMEC void model shown in Figure 17.3 below was completed in late September, 2007.  This model was reviewed by the Qualified Person authoring this report and the methodology is considered reasonable.  The final model was employed in the 2008 and 2010 Mineral Resource estimation.

A nearest-neighbor estimation of possible mining voids was used to incorporate the new model into the final 2008 Palmarejo Resource estimation, and the same mining void estimate was used in the year-end 2010 Palmarejo resource update.  This is an unbiased approach that is only as accurate as the drill-density, sample locations, and logging of void intercepts. Inspection of the results shows a reasonable representation of the stopes known to be missing from the Planet Gold void model, as well as some other areas of stoping that are described in a general fashion in McCarthy’s report. However, the results remain a crude representation of possible areas of stopes, partially filled stopes, and caved stopes. As a result of the void estimation, a total of 665,500 tonnes were classified as Inferred category. The resultant void resource model now accounts for a total of almost 1.1 million tonnes, an amount that overstates the approximated 1 million tonnes mined according to historic reports. In addition, McCarthy’s calculations assume one hundred percent extraction, while pillars must have been left in the stopes, and he states “many thousands of tons of ore have been irretrievably lost” to future underground mining due to the “wasteful system pursued in the development of the mine in the past,” which indicates that McCarthy believed ore-grade material was left between the historic stopes. For all of these reasons, the void-coded blocks are categorized as Inferred instead of being totally removed from the Resources.

Figure 17.3: AMEC/Coeur 2007 Void Model — 3-D view

Mineralized Envelope (Domain) Modeling

Determination of Geologic Domains

The silver and gold mineralization at Palmarejo was divided by Coeur’s geologists into three mineral control domains: Veins, Footwall Stockwork and Hanging wall Stockwork. These mineral domains are controlled by the main fault structures and fault intersections within the volcanic rock stratigraphy.  It is likely that the vein and stockwork zones are also controlled by lithology with the mineral zones preferentially located within specific volcano-stratigraphic horizons where the rock is more brittle and able to retain open spaces.  Data outside these mineral domains and below the topographic surface were considered to be located in the Host domain.

The most strongly mineralized unit is the vein domain, formed mainly by quartz-vein breccias. The veins are logged in the drilling database as “QVBX”.  The Footwall (FW) and Hanging wall (HW) domains contain sheeted quartz veins, located above and below, but always nearby, the main vein structures. The significant sheeted veins in both the hanging walls and footwalls were graphically defined to minimize over-estimation of grade in the stock work surrounding the main veins.  Inclusion in this domain is dominated by quartz percentage, generally over 15%, and mineralization at significant grades above surrounding material, but not following a rigid rule. The information is extracted from the drill hole intervals.

Given that most of the drilling is RC, differentiation between sheeted vein type and quartz vein breccia can be difficult using chip samples. After reviewing the codes available in the drill hole database, Behre Dolbear was of the opinion that these domains, in many cases, have been misinterpreted.  Behre Dolbear recommends that a complete re-logging of the drill data be completed, with a focus on the domains used to create a sectional interpretation that would produce a more consistent definition of the units.

La Blanca Structure

Sixty-six vertical cross sections were interpreted by Coeur’s geologists for the La Blanca Vein and the associated hanging wall and footwall stockwork zones. Vertical sections were supplemented by geology mapping and geological interpretation on 9, 20m-spaced, level plans in the 76 Clavo area. APGS reviewed and edited the geologic interpretation prepared by Coeur on vertical sections and level plans and constructed preliminary geological solids.  These preliminary solids were contoured on 10m level plans and the final interpretation was completed in plan with all available drill hole and chip-channel geology and assay information.  Poly-line interpretations from vertical section and level plan were used to construct the final mineral-type solids (Table 17.5).

Table 17.5: La Blanca Structure - Vein and Stockwork Solids

Structure	Area	Domain		Type	Domain Code
	Rosario	LB_QVBX	Main Vein	Vein	800
	UG-OP	LB_HSTK	Hanging wall	Stockwork	900
	(50)	LB_FSTK	Footwall	Stockwork	910

		LB_QVBX	Main Vein	Vein	800
		LB_HSTK	Hanging wall	Stockwork	900
		LB_FSTK	Footwall	Stockwork	910
La Blanca	76 Clavo	LB_NSQVB	NS Vein	Vein	810
	(76)	LB_I1QVB	Internal Vein 1	Vein	820
		LB_SQVB	South Vein	Vein	830
		LB_I2QVB	Internal Vein 2	Vein	840

		LB_QVBX	Main Vein	Vein	800
	108 Clavo	LB_HSTK	Hanging wall	Stockwork	900
	(108)	LB_FSTK	Footwall	Stockwork	910

The detail mineral control model for the 76 Clavo area is shown in Figure 17.4

Figure 17.4: La Blanca Structure — 76 Clavo: Detail Mineral Type Model

960m Level

La Patria and La Victoria Structures

A total of 54 vertical sections were interpreted by Coeur’s geologists for the La Patria and La Victoria Veins and stockwork zones.  Behre Dolbear geologists used this Coeur interpretation and re-interpreted all sections. Mineralization plunge and dip, and the projection of the true drill hole intercept positions in relation to the section plane were used as the basis for interpretation.

Behre Dolbear digitized the domain outlines into Gems™ software, fixing the spatial position of the contacts where necessary. The polygon vertices were not “snapped” to the drill hole intervals due to the distance of most drill holes from the section plane, unless the veins were less than 2 meters from the section plane.

Behre Dolbear used the domain polygons on vertical sections and drill holes to create an interpretation on horizontal plans every 10m, covering the entire vertical extension of the deposit. The points from the horizontal polygons are, necessarily, snapped to a vertex of the vertical polygons, when the plan intercepts a section. This allows an easy and robust reconciliation between the two orthogonal sets of polygons, also facilitating the process of solid generation.

The resulting polygons were identified and assigned to a domain (Veins, Hangingwall stockwork and Footwall stockwork) of one of the main structures: La Prieta. Behre Dolbear constructed the domain solids using both vertical and horizontal sets of polygons. Table 17.6 shows the names of the solids defined in this study by Resource Unit, Area, and Domain (Solid).

Table 17.6: Vein and Stockwork Solids — La Patria and La Victoria Structures

Structure	Area	Domain		Type	Domain Code
La Victoria	Rosario	VT_QVBX VT_QVBX1 VT_QVBX2 VT_HWSTK VT_FWSTK	Main Vein Footwall Footwall Hanging wall Footwall	Vein Vein Vein Stock work Stock work	1000 1005 1010 1030 1020

La Prieta	Rosario	LP_QVBX LP_QVBX1 LP_QVBX2 LP_QVBX3 LP_QVBX4 LP_QVBX5 LP_HWSTK LP_FWSTK LP_FSTK1	Main Vein Hanging wall Hanging wall Footwall Footwall Footwall Hanging wall Footwall Footwall	Vein Vein Vein Vein Vein Vein Stock work Stock work Stock work	700 705 710 745 750 755 920 930 935

	Tucson	LP_QVBX LP_QVBX1 LP_QVBX2 LP_QVBX1S LP_QVBX4 LP_QVBX5 LP_HWSTK LP_FWSTK LP_FSTK1	Main Vein Hanging wall Hanging wall Hanging wall Footwall Footwall Hanging wall Footwall Footwall	Vein Vein Vein Vein Vein Vein Stock work Stock work Stock work	700 705 710 740 750 755 920 930 935

	Chapotillo	LP_QVBX LP_QBX1C LP_QBX2S LP_QBX4C LP_QBX3C LP_QBX5C LP_QVBX1S LP_QVBX3 LP_QVBX4 LP_QVBX5 LP_HWSTK LP_FWSTK	Main Vein Hanging wall Hanging wall Hanging wall Hanging wall Hanging wall Hanging wall Footwall Footwall Footwall Hanging wall Footwall	Vein Vein Vein Vein Vein Vein Vein Vein Vein Vein Stock work Stock work	700 715 720 725 730 735 740 745 750 755 920 930

The resulting solids are complex and some triangles in the wireframe presented self-intersection problems, which were not all resolved. However, the solids are considered valid for volume calculations and other uses. Behre Dolbear submitted the solids for an internal validation, and it was Behre Dolbear’s opinion that the existing solids accurately represent the interpretation of the domains at La Prieta and that they are acceptable for resource estimation.

17.1.4 Exploratory Data Analysis (EDA)

La Blanca Structure

Exploratory data analysis (EDA) for the La Blanca Structure, and the 76 Clavo and 108 Clavo areas in particular, began during the modeling of the mineral type model by examining the geology coding along with the gold and silver assays.  APGS calculated statistics on the raw gold and silver sample assays weighted by sample length; histograms and log-probability plots were generated for metal by mineral type.

During a field examination at the Palmarejo Mine in July 2010, discussions were held with Coeur mine geologists and senior mine management regarding the differences seen between the geology and metal grade predictions of the previous resource model and those interpreted using the additional resource definition drilling, detail geology mapping and grade control sampling from nine developed underground levels now available at the 76 Clavo.  Examination of the previous model with the new geology interpretation and sample assay results showed that the model had over-estimated the continuity of the mineralization and metal grades.  Given this reality, mineral controls other than the “vein” and “stockwork” mineral types were discussed for the year-end 2010 update resource model at the 76 and 108 Clavo.   An “indicator” or “probability-assisted” technique for “domaining” the model was planned for the area to explore how well this method may honor the recognized metal distribution and reconcile with production.

Using the vein and stockwork solid models as domains and structural trends to guide an interpolation, indicator/probability models were built for gold and silver at the following levels based on visualization of the data and discontinuities in the log-probability plots for each metal:

Au: 0.4 ppm, 1.5 ppm, 9 ppm and 25 ppm,

Ag: 15 ppm, 350 ppm, 1500 ppm.

Indicator probability models were interpolated by ordinary kriging using the indicator variogram at the selected grade levels. All composite data, drill holes and channels, were used in generation of the probability models.  The probability models were contoured at a 0.5 probability level which mimics what would be contoured by hand but with the benefit of using the data in 3D (not projected to a plane) and using continuity measures from the indicator variogram models.   The indicator shells were checked on screen with the sample data and the geology interpretation to ensure that they honored the input data.    Ideally, these solids would be contoured on level plans and re-interpreted to “smooth out” abrupt edges and produce a more continuous solid; this was not done for the 2010 model given time constraints.  Review and edit of these probability models is recommended by the Qualified Person prior to any subsequent resource model updates. Examples of the gold and silver probability models are shown in Figure 17.5 and Figure 17.6.

Figure 17.5: La Blanca Structure — 76 Clavo Au Indicator Domains

Figure 17.6: La Blanca Structure — 76 Clavo Ag Indicator Domains

Both gold and silver are focused at the intersection of the main La Blanca Vein with the N-S Vein and the Internal Vein1 and the intervening stockwork zones.  These boundaries were used to guide the estimator with search dimensions varying depending on the probability domain.

Outlier Grade Capping

La Blanca Structure

Grade capping for the 76 and 108 Clavo areas of the La Blanca Structure was done in two passes.  The initial pass was done before sample compositing to limit the influence of short, very high-grade, samples on the composites.  These initial trimming levels were established for each metal domain based on discontinuities on the log-probability plots for each mineral type.  Given that an indicator method was to be used to help limit the influence of the higher grade composites at the grade estimation stage, these initial trimming levels were kept very high in an effort to only affect the extremely anomalous samples (Table 17.7).

Table 17.7: La Blanca Structure — 76-108 Clavo Areas Initial Grade Trim Levels

Mineral Type	Total DH Samples	Au Trim Level	n Au Trim	%samples	Ag Trim Level	n Ag Trim	%samples
Host	24779	45	7	0.03	1500	9	0.04
Vein	4536	180	14	0.3	9000	11	0.24
HW Stockwork	4421	180	4	0.1	6500	9	0.20
FW Stockwork	3647	180	4	0.1	—	—	—

Sample and cut sample statistics for the 76 and 108 Clavo areas are summarized in Table 17.8 for gold and silver.

Table 17.8: La Blanca Structure — 76-108 Clavo Areas Sample Statistics by Mineral Type

		Sample Statistics - Gold						Sample Statistics - Gold Trimmed
Au g/t	N	Mean	Std.Dev.	C.V.	Max	Median	Min	Mean	Std.Dev.	C.V.	Max	Median	Min
All_Vein	4536	4.27	19.35	4.53	491.00	0.27	0.003	4.00	14.72	3.86	180.00	0.27	0.003
HW_Stock	4421	2.10	10.34	4.93	291.95	0.16	0.003	2.05	9.36	4.56	180.00	0.16	0.003
FW_Stock	3647	1.62	9.98	6.15	526.49	0.21	0.005	1.57	8.12	5.19	180.00	0.21	0.005
Host	24779	0.11	1.00	9.33	94.00	0.05	0.003	0.10	0.80	7.71	45.00	0.05	0.003

		Sample Statistics - Silver						Sample Statistics - Silver Trimmed
Ag g/t	N	Mean	Std.Dev.	C.V.	Max	Median	Min	Mean	Std.Dev.	C.V.	Max	Median	Min
All_Vein	4538	222.1	849.6	3.8	27302	27.0	0.01	214.4	724.6	3.4	9000	27.0	0.01
HW_Stock	4420	148.1	775.8	5.2	36892	14.0	0.01	135.8	483.2	3.6	6500	14.0	0.01
FW_Stock	3647	50.1	200.6	4.0	5198	7.0	0.01	50.1	200.6	4.0	5198	7.0	0.01
Host	24779	7.4	48.3	6.6	4202	5.0	0.01	7.2	36.3	5.1	1500	5.0	0.01

The initial trimming for the 76 and 108 Clavo samples did not change the sample statistics significantly. After compositing the drill hole samples to a common length, discussed below, additional trimming levels were established for each metal domain based on discontinuities in the log-probability plots and using “indicator at lag 1” plots that provide a measure of continuity and correlation of adjacent samples at increasing grade levels down-the-hole.   Levels were selected that were in the same order-of-magnitude as the trimming levels selected for the year-end 2008 grade modeling (see “Palmarejo Project Technical Report” dated January 1, 2009, available on Sedar.com).  The final trimming levels selected for the La Blanca Structure, including the Rosario Area, are presented in Table 17.9.

Table 17.9: La Blanca Structure — Metal Trimming Levels

La Blanca - 76-108 Clavo Areas

AuProb_Shell - Au	Au Domain	Total DH Composites	Au Trim	n Au Trim	%comps
Host	10	25169	9	19	0.1
AUIND0	2000	4691	9	20	0.4
AUIND0.4	2001	1617	25	7	0.4
AUIND1.5	2002	1091	50	11	1.0
AUIND9	2003	253	90	6	2.4
AUIND25	2004	58	90	7	12.1

AgProb_Shell - Ag	Ag Domain	Total DH Composites	Ag Trim	n Ag Trim	%comps
Host	10	25169	750	8	0.0
AGIND0	3000	3666	750	5	0.1
AGIND15	3001	3597	1750	15	0.4
AGIND350	3002	406	5000	8	2.0
AGIND1500	3003	41	5000	3	7.3

La Blanca - Rosario Area

Mineral Type - Au	MinCode	Total Composites	Au Trim Level	n Au Trim	%comps
Host	10	12669	6	8	0.1
Vein	800	998	25	2	0.2
HW Stockwork	900	831	6	7	0.8
FW Stockwork	910	2048	12	9	0.4

Mineral Type - Ag	MinCode	Total Composites	Ag Trim Level	n Ag Trim	%comps
Host	10	12669	400	10	0.1
Vein	800	998	2300	5	0.5
HW Stockwork	900	831	800	4	0.5
FW Stockwork	910	2048	1100	4	0.2

La Patria and La Victoria Structures

To define the high grade outliers for the La Patria and La Victoria Vein zones, Behre Dolbear used the industry standard method of determining mineralization cap grades with log-log cumulative probability plots. Behre Dolbear capped grades using cumulative probability plot analysis for the composites and applied capped grades to composites for the interpolation. Table 17.10 shows the Behre Dolbear capping parameters used for each domain.

Table 17.10: La Prieta and La Victoria Structures - Capped Composites

								Percent
				No.	Grade	No. Cut	Grade	samples
Unit	Area	Domain	Metal	Samples	Max	Samples	Cap	Cut
La Victoria	Rosario	VT_QVBX	Ag (g/t)	838	2036.07	14	900.0	1.7%
		VT_QVBX1	Ag (g/t)	154	561.00	21	50.0	13.6%
		VT_QVBX2	Ag (g/t)	17	195.51	6	50.0	35.3%
		VT_HWSTK	Ag (g/t)	142	1876.16	11	100.0	7.7%
		VT_FWSTK	Ag (g/t)	452	1120.00	10	100.0	2.2%

La Prieta	Rosario	LP_QVBX	Ag (g/t)	1944	6327.63	16	1000.0	0.8%
		LP_QVBX1	Ag (g/t)	196	799.00	7	500.0	3.6%
		LP_QVBX2	Ag (g/t)	301	1318.34	17	400.0	5.6%
		LP_QVBX3	Ag (g/t)	32	1051.50	5	200.0	15.6%
		LP_QVBX4	Ag (g/t)	109	1060.00	6	350.0	5.5%
		LP_QVBX5	Ag (g/t)	128	787.75	13	250.0	10.2%
		LP_HWSTK	Ag (g/t)	516	445.89	6	300.0	1.2%
		LP_FWSTK	Ag (g/t)	1072	259.83	11	100.0	1.0%
		LP_FSTK1	Ag (g/t)	12	37.59	0	Na	0.0%

La Prieta	Tucson	LP_QVBX	Ag (g/t)	1030	6526.24	14	1000.0	1.4%
		LP_QVBX1	Ag (g/t)	226	1730.55	7	500.0	3.1%
		LP_QVBX2	Ag (g/t)	141	3432.21	10	400.0	7.1%
		LP_QVBX1S	Ag (g/t)	37	6702.89	7	100.0	18.9%
		LP_QVBX4	Ag (g/t)	8	226.97	0	Na	0.0%
		LP_QVBX5	Ag (g/t)	12	270.74	0	Na	0.0%
		LP_HWSTK	Ag (g/t)	431	576.92	16	100.0	3.7%
		LP_FWSTK	Ag (g/t)	240	188.02	3	100.0	1.3%
		LP_FSTK1	Ag (g/t)	10	59.89	0	Na	0.0%

La Prieta	Chapotillo	LP_QVBX	Ag (g/t)	1284	4285.88	17	700.0	1.3%
		LP_QBX1C	Ag (g/t)	566	1690.00	15	400.0	2.7%
		LP_QBX2S	Ag (g/t)	291	813.00	9	400.0	3.1%
		LP_QBX4C	Ag (g/t)	203	2024.20	12	400.0	5.9%
		LP_QBX3C	Ag (g/t)	141	701.01	11	300.0	7.8%
		LP_QBX5C	Ag (g/t)	63	1111.00	17	70.0	27.0%
		LP_QBX1S	Ag (g/t)	72	447.61	6	200.0	8.3%
		LP_QVBX3	Ag (g/t)	9	84.93	0	Na	0.0%
		LP_QVBX4	Ag (g/t)	85	1301.91	12	200.0	14.1%
		LP_QVBX5	Ag (g/t)	181	554.96	9	200.0	5.0%
		LP_HWSTK	Ag (g/t)	1590	2463.00	4	400.0	0.3%
		LP_FWSTK	Ag (g/t)	758	318.34	18	70.0	2.4%

La Victoria	Rosario	VT_QVBX	Au (g/t)	838	18.18	24	5.0	2.9%
		VT_QVBX1	Au (g/t)	154	2.91	10	0.7	6.5%
		VT_QVBX2	Au (g/t)	17	1.72	6	0.7	35.3%
		VT_HWSTK	Au (g/t)	142	32.21	16	0.7	11.3%
		VT_FWSTK	Au (g/t)	452	13.52	13	0.7	2.9%

La Prieta	Rosario	LP_QVBX	Au (g/t)	1944	41.16	12	12.0	0.6%
		LP_QVBX1	Au (g/t)	196	7.08	14	3.0	7.1%
		LP_QVBX2	Au (g/t)	301	9.02	12	4.0	4.0%
		LP_QVBX3	Au (g/t)	32	4.63	5	1.0	15.6%
		LP_QVBX4	Au (g/t)	109	13.60	6	2.0	5.5%
		LP_QVBX5	Au (g/t)	128	9.92	12	2.0	9.4%
		LP_HWSTK	Au (g/t)	516	3.87	12	2.0	2.3%
		LP_FWSTK	Au (g/t)	1072	0.42	14	0.8	1.3%
		LP_FSTK1	Au (g/t)	12	2.44	0	Na	0.0%

Continued:

								Percent
				No.	Grade	No. Cut	Grade	samples
Unit	Area	Domain	Metal	Samples	Max	Samples	Cap	Cut
La Prieta	Tucson	LP_QVBX	Au (g/t)	1030	118.20	8	10.0	0.8%
		LP_QVBX1	Au (g/t)	226	14.68	7	3.0	3.1%
		LP_QVBX2	Au (g/t)	141	21.89	9	4.0	6.4%
		LP_QVBX1S	Au (g/t)	37	4.72	8	0.6	21.6%
		LP_QVBX4	Au (g/t)	8	1.36	0	Na	0.0%
		LP_QVBX5	Au (g/t)	12	2.05	0	Na	0.0%
		LP_HWSTK	Au (g/t)	431	6.91	19	1.0	4.4%
		LP_FWSTK	Au (g/t)	240	1.66	3	0.7	1.3%
		LP_FSTK1	Au (g/t)	10	0.66	0	Na	0.0%

La Prieta	Chapotillo	LP_QVBX	Au (g/t)	1284	74.06	14	14.0	1.1%
		LP_QBX1C	Au (g/t)	566	18.00	20	3.0	3.5%
		LP_QBX2S	Au (g/t)	291	10.45	12	3.0	4.1%
		LP_QBX4C	Au (g/t)	203	25.75	21	4.0	10.3%
		LP_QBX3C	Au (g/t)	141	8.73	15	3.0	10.6%
		LP_QBX5C	Au (g/t)	63	21.89	17	1.0	27.0%
		LP_QBX1S	Au (g/t)	72	4.56	19	1.0	26.4%
		LP_QVBX3	Au (g/t)	9	3.72	3	1.0	33.3%
		LP_QVBX4	Au (g/t)	85	156.01	18	1.0	21.2%
		LP_QVBX5	Au (g/t)	181	10.37	11	2.0	6.1%
		LP_HWSTK	Au (g/t)	1590	22.33	4	4.0	0.3%
		LP_FWSTK	Au (g/t)	758	3.31	12	1.0	1.6%

Sample Compositing

La Blanca Structure

Drill hole samples along the La Blanca structure were composited to a constant 1.52m from the toe of the hole; this length matched the RC sample length and was reasonable for the core holes given their average sample length of 1m.  Given that the new definition drill holes were sampled only where the logging geologists recognized mineralization, un-sampled drill hole intervals were assigned a grade of 0.001 g/t Au and 0.01 g/t Ag for the composting. This is more conservative than assigning a “not-sampled” code, but justified given the interpretation that the zones were not mineralized and did not warrant sampling.

Composite samples were coded with the appropriate mineral type and metal domain using the final modeled solids.  Composite statistics for the La Blanca Structure are summarized in Table 17.11

Table 17.11: La Blanca Structure — Composite Statistics

76-108 Clavo Areas - Au		Composite Statistics - Gold						Composite Statistics — Gold Trimmed
Domain	N	Mean	StdDev	C.V.	Max	Med	Min	Mean	StdDev	C.V.	Max	Med	Min
AuInd0	4691	0.36	2.31	6.4	109.76	0.11	0.001	0.29	0.80	2.8	9.0	0.11	0.001
AuInd1	1617	1.42	4.07	2.9	72.31	0.70	0.001	1.29	2.48	1.9	25.0	0.70	0.001
AuInd2	1091	5.91	10.00	1.7	140.52	3.35	0.032	5.59	7.48	1.3	50.0	3.35	0.032
AuInd3	253	21.29	18.91	0.9	127.74	16.13	0.474	20.84	16.77	0.8	90.0	16.13	0.474
AuInd4	58	53.27	31.55	0.6	176.89	45.89	0.814	49.18	21.84	0.4	90.0	45.89	0.814
Host	25169	0.08	0.51	6.2	31.68	0.05	0.001	0.08	0.36	4.7	9.0	0.05	0.001

76-108 Clavo Areas - Ag		Composite Statistics - Silver						Composite Statistics — Silver Trimmed
Domain	N	Mean	Std.Dev.	C.V.	Max	Median	Min	Mean	Std.Dev.	C.V.	Max	Median	Min
AgInd0	3666	13.6	57.2	4.2	1455.7	5.4	0.01	13.0	45.1	3.5	750.0	5.4	0.01
AgInd1	3597	118.8	247.8	2.1	5172.5	49.6	0.01	114.6	196.8	1.7	1750.0	49.6	0.01
AgInd2	406	1036.7	1070.5	1.0	8754.1	719.6	8.97	1009.5	930.4	0.9	5000.0	719.6	8.97
AgInd3	41	2589.5	1448.0	0.6	8091.8	2150.1	580.62	2453.8	1042.9	0.4	5000.0	2150.1	580.62
Host	25169	5.6	25.8	4.6	1329.0	5.0	0.01	5.5	21.5	3.9	750.0	5.0	0.01

Rosario - Au		Composite Statistics - Gold						Composite Statistics — Gold Trimmed
MinType	N	Mean	Std.Dev.	C.V.	Max	Median	Min	Mean	Std.Dev.	C.V.	Max	Median	Min
Vein	998	1.31	2.91	2.2	40.03	0.38	0.001	1.28	2.63	2.1	25.00	0.38	0.001
HW_Stockwork	831	0.39	0.95	2.4	10.52	0.06	0.001	0.38	0.84	2.2	6.00	0.06	0.001
FW_Stockwork	2048	0.60	1.54	2.6	26.27	0.16	0.001	0.58	1.33	2.3	12.00	0.16	0.001
Host	12669	0.06	0.29	4.7	16.10	0.05	0.001	0.06	0.20	3.4	6.00	0.05	0.001

Rosario - Ag		Composite Statistics - Silver						Composite Statistics — Silver Trimmed
MinType	N	Mean	Std.Dev.	C.V.	Max	Median	Min	Mean	Std.Dev.	C.V.	Max	Median	Min
Vein	998	189.8	360.8	1.9	4293.1	63.2	0.01	184.0	311.1	1.7	2300.0	63.2	0.01
HW_Stockwork	831	54.2	124.4	2.3	1126.0	9.8	0.01	53.3	117.7	2.2	800.0	9.8	0.01
FW_Stockwork	2048	66.3	144.2	2.2	2036.1	17.7	0.01	65.3	134.0	2.1	1100.0	17.7	0.01
Host	12669	6.2	23.2	3.7	1159.0	5.0	0.01	6.0	16.7	2.8	400.0	5.0	0.01

La Patria and La Victoria Structures

A composite table was created in the Gems™ database containing the same fields as in the assays table. Nominal RC sample length is about 1.52 m (twenty foot rods with four samples each). Core samples are typically around 1.00 m long.

Composites were generated down the hole with a length of 1.52 m and were also constrained by the domain solid limits. Composites shorter than the defined length were not redistributed to the other composites within the interpreted solid.

The statistics for composite data are summarized in Table 17.12. Although the nominal defined composite length was 1.52 m, the mean composite length is around 1.49 m due to the effect of not redistributing short intervals to other composites. The comparison of the raw assay data to composited drill data was not completed, since the composited interval length is 1.52 meters and is equal to the RC drill length.  In the Qualified Person’s opinion, the observed variation in length is not significant since 94% of the composites are 1.52 meters. Samples inside voids were not taken into consideration.

All fields for gold and silver were composited for the resource evaluation. Table 17.12 shows the gold and silver statistics for raw composited and capped composites, all weighted by length. Samples located inside the void solids were not included in these statistics.

Table 17.12: La Patria- La Victoria Structures; Composite and Capped Composite Statistics

			No.	Composites			Composites Capped
Metal	Area	Domain	Samples	Max	Mean	CV	Max	Mean	CV
Ag (g/t)	La Victoria	VT_QVBX	838	2036.07	91.69	2.05	900.00	89.00	1.80
		VT_QVBX1	154	561.00	28.64	2.04	50.00	18.05	0.90
		VT_QVBX2	17	195.51	53.29	1.13	50.00	28.24	0.69
		VT_HWSTK	142	1876.16	52.69	3.60	100.00	22.40	1.19
		VT_FWSTK	452	1120.00	22.30	3.43	100.00	15.95	1.19

	Rosario	LP_QVBX	1,944	6327.63	193.20	1.43	1000.00	186.59	1.15
		LP_QVBX1	196	799.00	93.52	1.44	500.00	90.25	1.35
		LP_QVBX2	301	1318.34	115.64	1.36	400.00	102.88	1.04
		LP_QVBX3	32	1051.50	113.74	1.74	200.00	73.42	0.99
		LP_QVBX4	109	1060.00	92.73	1.82	350.00	72.68	1.28
		LP_QVBX5	128	787.75	88.11	1.76	250.00	62.28	1.27
		LP_HWSTK	516	445.89	35.91	1.59	300.00	35.36	1.53
		LP_FWSTK	1,072	259.83	16.12	1.22	100.00	15.54	0.98
		LP_FSTK1	12	37.59	20.04	0.63	37.59	20.04	0.63

	Tucson	LP_QVBX	1,030	6526.24	136.87	2.71	1000.00	118.73	1.53
		LP_QVBX1	226	1730.55	65.90	2.56	500.00	56.86	1.82
		LP_QVBX2	141	3432.21	129.60	2.98	400.00	76.21	1.36
		LP_QVBX1S	37	6702.89	250.73	4.37	100.00	45.07	0.80
		LP_QVBX4	8	226.97	53.45	1.35	226.97	53.45	1.35
		LP_QVBX5	12	270.74	71.18	1.15	270.74	71.18	1.15
		LP_HWSTK	431	576.92	23.98	2.03	100.00	19.81	1.12
		LP_FWSTK	240	188.02	16.93	1.22	100.00	16.31	1.03
		LP_FSTK1	10	59.89	17.77	1.04	59.89	17.77	1.04

	Chapotillo	LP_QVBX	1,284	4285.88	100.59	2.63	700.00	84.46	1.54
		LP_QBX1C	566	1690.00	68.50	1.90	400.00	62.03	1.47
		LP_QBX2S	291	813.00	78.27	1.35	400.00	73.62	1.11
		LP_QBX4C	203	2024.20	97.40	2.37	400.00	74.16	1.48
		LP_QBX3C	141	701.01	82.65	1.61	300.00	71.27	1.32
		LP_QBX5C	63	1111.00	117.14	1.93	70.00	33.47	0.81
		LP_QVBX1S	72	447.61	63.30	1.26	200.00	57.90	1.08
		LP_QVBX3	9	84.93	27.91	1.01	84.93	27.91	1.01
		LP_QVBX4	85	1301.91	98.86	2.37	200.00	51.19	1.38
		LP_QVBX5	181	554.96	29.13	2.35	200.00	25.25	1.96
		LP_HWSTK	1,590	2463.00	27.09	3.03	400.00	24.90	1.74
		LP_FWSTK	758	318.34	12.84	1.89	70.00	11.30	1.17

			No.	Composites	Composites Capped
Metal	Area	Domain	Samples	Max	Mean	CV	Max	Mean	CV
Au (g/t)	La Victoria	VT_QVBX	838	18.18	0.76	2.14	5.00	0.67	1.65
		VT_QVBX1	154	2.91	0.24	1.78	0.70	0.19	1.02
		VT_QVBX2	17	1.72	0.49	1.14	0.70	0.34	0.87
		VT_HWSTK	142	32.21	0.72	4.43	0.70	0.19	1.09
		VT_FWSTK	452	13.52	0.24	3.85	0.70	0.15	1.05

	Rosario	LP_QVBX	1,944	41.16	1.50	1.58	12.00	1.46	1.37
		LP_QVBX1	196	7.08	0.87	1.51	3.00	0.74	1.20
		LP_QVBX2	301	9.02	0.95	1.31	4.00	0.88	1.11
		LP_QVBX3	32	4.63	0.57	1.57	1.00	0.40	0.95
		LP_QVBX4	109	13.60	0.77	1.57	2.00	0.47	1.16
		LP_QVBX5	128	9.92	0.85	1.87	2.00	0.57	1.08
		LP_HWSTK	516	3.87	0.31	1.60	2.00	0.30	1.37
		LP_FWSTK	1,072	0.42	0.17	1.02	0.80	0.17	0.86
		LP_FSTK1	12	2.44	0.20	0.67	0.42	0.20	0.67

	Tucson	LP_QVBX	1,030	118.20	1.10	4.04	10.00	0.89	1.69
		LP_QVBX1	226	14.68	0.54	2.57	3.00	0.42	1.65
		LP_QVBX2	141	21.89	1.07	2.47	4.00	0.74	1.36
		LP_QVBX1S	37	4.72	0.55	1.72	0.60	0.30	0.71
		LP_QVBX4	8	1.36	0.42	1.01	1.36	0.42	1.01
		LP_QVBX5	12	2.05	0.69	1.01	2.05	0.69	1.01
		LP_HWSTK	431	6.91	0.26	1.83	1.00	0.22	1.02
		LP_FWSTK	240	1.66	0.19	0.91	0.70	0.19	0.76
		LP_FSTK1	10	0.66	0.21	0.97	0.66	0.21	0.97

	Chapotillo	LP_QVBX	1,284	74.06	1.44	2.91	14.00	1.22	1.75
		LP_QBX1C	566	18.00	0.64	2.20	3.00	0.52	1.36
		LP_QBX2S	291	10.45	0.68	1.89	3.00	0.56	1.28
		LP_QBX4C	203	25.75	1.57	2.21	4.00	1.01	1.27
		LP_QBX3C	141	8.73	0.99	1.66	3.00	0.78	1.28
		LP_QBX5C	63	21.89	1.53	2.21	1.00	0.50	0.79
		LP_QVBX1S	72	4.56	0.81	1.31	1.00	0.47	0.82
		LP_QVBX3	9	3.72	1.00	1.18	1.00	0.58	0.74
		LP_QVBX4	85	156.01	3.39	5.31	1.00	0.43	0.88
		LP_QVBX5	181	10.37	0.48	2.32	2.00	0.36	1.50
		LP_HWSTK	1,590	22.33	0.37	2.25	4.00	0.35	1.41
		LP_FWSTK	758	3.31	0.25	1.14	1.00	0.24	0.86

Spatial Correlation Studies - Variography

Spatial correlation studies along the La Blanca structure began with visualizing the composite data along with the mineral type models to identify the main directions of continuity in each area along the structure.  Once the main axes were identified for the 76, 108, and Rosario areas, correlograms were calculated along the selected axes and the orthogonal directions for establishing the ranges in each direction and the anisotropy ratios for each domain.  Down-hole correlograms were calculated and modeled to establish the nugget effect and to view the ranges of continuity along the drill strings which, ideally in these systems, are orthogonal, or nearly so, to the vein structures.

Spatial correlation studies for La Blanca were done using the composite data coded by mineral type and indicator domain.  Experimental correlogram models by mineral type for the 76 Clavo and Rosario areas are summarized in Table 17.13.  Spatial correlation measures by the metal indicator domains were based on the indicator variogram at the median grade for each domain.  The experimental models for the 76 Clavo are summarized in Table 17.14.

Table 17.13: La Blanca Structure — Correlogram Models by Mineral Type

Area-Mineral Type-Metal				Azimuth, Dip / m
76 Clavo - Vein - Au				225, -53	315, 0	45, -37
Co	0.25	C1/H1	0.51	11	4.5	3
		C2/H2	0.24	48	36	21
76 Clavo - Vein - Ag				225, -53	315, 0	45, -37
Co	0.3	C1/H1	0.4	15	6	6
		C2/H2	0.3	63	48	27
76 Clavo - FW Stock - Au				225, -53	315, 0	45, -37
Co	0.4	C1/H1	0.3	12	10	9
		C2/H2	0.3	27	12	12
76 Clavo - FW Stock - Ag				225, -53	315, 0	45, -37
Co	0.25	C1/H1	0.38	9	9	6
		C2/H2	0.37	15	21	12
76 Clavo - HW Stock - Au				225, -53	315, 0	45, -37
Co	0.4	C1/H1	0.32	3	6	3
		C2/H2	0.28	33	24	20
76 Clavo - HW Stock - Ag				225, -53	315, 0	45, -37
Co	0.45	C1/H1	0.28	18	6	6
		C2/H2	0.27	30	30	24
76 Clavo - Host - Au				225, -53	315, 0	45, -37
Co	0.6	C1/H1	0.15	3	3	3
		C2/H2	0.25	9	24	9
76 Clavo - Host - Ag				225, -53	315, 0	45, -37
Co	0.45	C1/H1	0.28	6	6	6
		C2/H2	0.27	9	18	9
Rosario - Vein - Au				246, -45	336, 0	66, -45
Co	0.3	C1/H1	0.41	6	3	3
		C2/H2	0.29	57	24	11
Rosario - Vein - Ag				246, -45	336, 0	66, -45
Co	0.33	C1/H1	0.3	4.5	4.5	1.5
		C2/H2	0.37	33	27	6
Rosario FW Stock - Au				246, -45	336, 0	66, -45
Co	0.4	C1/H1	0.4	7	3.5	3
		C2/H2	0.2	50	30	12
Rosario FW Stock - Ag				246, -45	336, 0	66, -45
Co	0.3	C1/H1	0.3	3	3	3
		C2/H2	0.4	23	18	18
Rosario - HW Stock - Au				246, -45	336, 0	66, -45
Co	0.2	C1/H1	0.3	6	4.5	4.5
		C2/H2	0.5	21	24	9
Rosario - HW Stock - Ag				246, -45	336, 0	66, -45
Co	0.15	C1/H1	0.33	6	7	4.5
		C2/H2	0.52	18	36	8
Rosario - Host - Au				246, -45	336, 0	66, -45
Co	0.25	C1/H1	0.37	3	9	3
		C2/H2	0.38	18	18	9
Rosario - Host - Ag				246, -45	336, 0	66, -45
Co	0.1	C1/H1	0.6	3	9	3
		C2/H2	0.3	21	13	9

Table 17.14: 76 Clavo Area — Correlogram Models by Metal Indicator Domain

Domain — Indicator Level				Azimuth, Dip / m
Au Ind0	0.1 median			225, -53	315, 0	45, -37
Co	0.4	C1/H1	0.41	18	11	11
		C2/H2	0.19	72	72	33
Au Ind0.4	0.7 median			225, -53	315, 0	45, -37
Co	0.5	C1/H1	0.25	24	9	18
		C2/H2	0.25	81	54	24
Au Ind1.5	3 median			225, -53	315, 0	45, -37
Co	0.4	C1/H1	0.33	6	4.5	4.5
		C2/H2	0.27	34	24	15
Au Ind9	15 median			225, -53	315, 0	45, -37
Co	0.5	C1/H1	0.3	15	4.5	3
		C2/H2	0.2	54	24	18
Au Ind25	40 median			225, -53	315, 0	45, -37
Co	0.7	C1/H1	0.2	3	3	3
		C2/H2	0.1	21	15	6
Ag Ind0	15 Ind			225, -53	315, 0	45, -37
Co	0.47	C1/H1	0.32	15	15	6
		C2/H2	0.21	70	70	42
Ag Ind15	60 median			225, -53	315, 0	45, -37
Co	0.38	C1/H1	0.29	12	12	6
		C2/H2	0.33	78	60	27
Ag Ind350	750 median			225, -53	315, 0	45, -37
Co	0.45	C1/H1	0.35	15	9	9
		C2/H2	0.2	84	51	21
Ag Ind1100	2250 median			225, -53	315, 0	45, -37
Co	0.6	C1/H1	0.3	3	4.5	3
		C2/H2	0.1	30	30	15

Most models show the major axis of continuity is oriented in the down-dip direction of the La Blanca structure. The correlogram models parameters for the 76 Clavo were also used for the 108 Clavo; the orientations of the models were changed to honor the orientation of the La Blanca structure in the 108 Clavo area: -53° dip in the 200° azimuth direction.

Behre Dolbear created composite correlograms for gold and silver separately for each domain along the La Patria and La Victoria structures using the Mine Sight Data Analysis computer program. The Qualified Person of this report has reviewed the experimental models with Behre Dolbear while the work was ongoing.  The correlogram models and orientations are reasonable and agree with the main axes of orientation of the modeled vein and stockwork solids.  The only issue noted in this review was that the Behre Dolbear correlogram models show zonal anisotropism where the first variogram structures are oriented differently from the second variogram structures.  This is likely more a function of data orientation than of the actual continuity directions; however, the effect on the OK estimates is not significant.

Directional correlograms were built according to the main vein structure orientations and using lags of 15 m. 3D models were fitted with two spherical structures and the nugget effect. The correlogram parameters used for grade estimation are summarized below in Table 17.15.

Table 17.15: La Prieta — La Victoria Structures -  Correlogram Parameters

				1st Structure							2nd Structure
				Rotation(deg)			Ranges(m)				Rotation(deg)			Ranges(m)
Metal	Area	Domain	Nugget	Z	Y	Z	X	Y	Z	Sill	Z	Y	Z	X	Y	Z	Sill
		LP_QVBX	0.750	108.5	6.2	-10.8	8.1	34.7	143.7	0.112	127.0	43.2	14.8	168.6	8.1	12.2	0.136
		LP_QVBX1	0.750	10.8	11.5	-36.6	8.0	8.0	71.0	0.175	13.3	2.0	39.1	21.1	68.3	237.6	0.047
		LP_QVBX2	0.750	10.8	11.5	-36.6	8.0	8.0	71.0	0.175	13.3	2.0	39.1	21.1	68.3	237.6	0.047
	Rosario	LP_QBX1S	0.798	30.9	-2.5	-12.3	120.0	111.2	13.2	0.057	49.8	-8.5	23.7	57.2	38.5	301.0	0.148
		LP_HWSTK	0.798	30.9	-2.5	-12.3	120.0	111.2	13.2	0.057	49.8	-8.5	23.7	57.2	38.5	301.0	0.148

		LP_QVBX	0.750	21.0	-8.8	21.9	6.0	15.4	42.9	0.161	6.4	6.3	2.4	18.3	14.1	45.7	0.092
	Tucson	LP_QBX1S	0.798	26.9	-26.1	5.1	6.6	11.2	163.7	0.110	53.2	-15.9	-27.7	300.9	66.1	163.0	0.106
Ag		LP_HWSTK	0.798	26.9	-26.1	5.1	6.6	11.2	163.7	0.110	53.2	-15.9	-27.7	300.9	66.1	163.0	0.106

		LP_QVBX	0.750	0.0	-6.2	51.8	20.3	12.9	36.8	0.172	21.6	13.7	23.2	0.6	44.1	127.0	0.080
		LP_QBX1C	0.780	217.1	60.2	4.6	144.9	173.1	0.2	0.126	19.3	-40.5	50.8	100.9	198.6	51.4	0.117
	Chapotillo	LP_QBX2S	0.780	217.1	60.2	4.6	144.9	173.1	0.2	0.126	19.3	-40.5	50.8	100.9	198.6	51.4	0.117
		LP_QBX4C	0.780	217.1	60.2	4.6	144.9	173.1	0.2	0.126	19.3	-40.5	50.8	100.9	198.6	51.4	0.117
		LP_QBX3C	0.780	217.1	60.2	4.6	144.9	173.1	0.2	0.126	19.3	-40.5	50.8	100.9	198.6	51.4	0.117
		LP_QBX5C	0.780	217.1	60.2	4.6	144.9	173.1	0.2	0.126	19.3	-40.5	50.8	100.9	198.6	51.4	0.117
		LP_QBX1S	0.798	112.4	5.7	-18.3	7.4	5.9	38.8	0.115	169.8	1.9	14.1	81.8	173.8	0.0	0.086
		LP_HWSTK	0.798	112.4	5.7	-18.3	7.4	5.9	38.8	0.115	169.8	1.9	14.1	81.8	173.8	0.0	0.086

		LP_QVBX3	0.780	34.0	0.6	70.1	0.2	1.3	16.0	0.203	48.9	-8.1	9.4	31.7	7.6	71.9	0.022
	All Areas	LP_QVBX4	0.780	34.0	0.6	70.1	0.2	1.3	16.0	0.203	48.9	-8.1	9.4	31.7	7.6	71.9	0.022
		LP_QVBX5	0.780	34.0	0.6	70.1	0.2	1.3	16.0	0.203	48.9	-8.1	9.4	31.7	7.6	71.9	0.022
		LP_FWSTK	0.780	34.0	0.6	70.1	0.2	1.3	16.0	0.203	48.9	-8.1	9.4	31.7	7.6	71.9	0.022

		VT_QVBX	0.798	47.5	20.0	6.7	0.1	33.3	3.5	0.081	3.2	12.6	-45.3	105.4	21.9	76.8	0.095
	Victoria	VT_FWSTK	0.798	7.0	-7.4	41.1	14.9	7.8	49.2	0.095	14.3	-37.7	2.7	3.8	229.3	195.3	0.090
		VT_HWSTK	0.798	7.0	-7.4	41.1	14.9	7.8	49.2	0.095	14.3	-37.7	2.7	3.8	229.3	195.3	0.090

		LP_QVBX	0.758	8.5	35.1	0.0	5.5	19.1	210.9	0.130	58.8	2.9	43.8	223.7	83.7	223.7	0.044
	Rosario	LP_QVBX1	0.758	0.1	-35.4	27.1	47.4	2.5	22.7	0.142	11.2	-2.9	38.1	27.7	53.0	300.8	0.069
		LP_QVBX2	0.758	0.1	-35.4	27.1	47.4	2.5	22.7	0.142	11.2	-2.9	38.1	27.7	53.0	300.8	0.069
		LP_QBX1S	0.758	94.5	2.5	1.3	70.7	80.6	0.0	0.146	46.3	-1.8	3.1	96.1	35.3	69.1	0.085
		LP_HWSTK	0.758	94.5	2.5	1.3	70.7	80.6	0.0	0.146	46.3	-1.8	3.1	96.1	35.3	69.1	0.085

		LP_QVBX	0.758	32.9	30.3	15.8	9.5	32.4	52.4	0.203	92.4	3.9	7.0	22.9	142.4	0.9	0.042
	Tucson	LP_QBX1S	0.758	16.9	-5.5	9.0	3.4	155.5	71.5	0.169	46.9	45.1	26.7	228.1	156.7	20.2	0.059
		LP_HWSTK	0.758	16.9	-5.5	9.0	3.4	155.5	71.5	0.169	46.9	45.1	26.7	228.1	156.7	20.2	0.059

		LP_QVBX	0.758	0.1	16.9	19.2	22.3	10.2	19.7	0.208	62.4	-23.6	1.0	12.5	198.1	231.7	0.039
		LP_QBX1C	0.759	1.7	18.8	-0.8	8.9	13.2	30.4	0.115	0.0	-8.8	34.7	67.5	23.3	9.5	0.133
	Chapotillo	LP_QBX2S	0.759	1.7	18.8	-0.8	8.9	13.2	30.4	0.115	0.0	-8.8	34.7	67.5	23.3	9.5	0.133
Au		LP_QBX4C	0.759	1.7	18.8	-0.8	8.9	13.2	30.4	0.115	0.0	-8.8	34.7	67.5	23.3	9.5	0.133
		LP_QBX3C	0.759	1.7	18.8	-0.8	8.9	13.2	30.4	0.115	0.0	-8.8	34.7	67.5	23.3	9.5	0.133
		LP_QBX5C	0.759	1.7	18.8	-0.8	8.9	13.2	30.4	0.115	0.0	-8.8	34.7	67.5	23.3	9.5	0.133
		LP_QBX1S	0.758	38.4	-15.9	-0.1	0.1	57.1	36.9	0.147	0.1	-2.3	2.9	10.8	63.4	35.2	0.094
		LP_HWSTK	0.758	38.4	-15.9	-0.1	0.1	57.1	36.9	0.147	0.1	-2.3	2.9	10.8	63.4	35.2	0.094

		LP_QVBX3	0.759	208.0	22.0	-14.0	18.0	8.0	292.0	0.168	35.7	66.3	2.9	293.0	114.3	22.0	0.059
	All Areas	LP_QVBX4	0.759	208.0	22.0	-14.0	18.0	8.0	292.0	0.168	35.7	66.3	2.9	293.0	114.3	22.0	0.059
		LP_QVBX5	0.759	208.0	22.0	-14.0	18.0	8.0	292.0	0.168	35.7	66.3	2.9	293.0	114.3	22.0	0.059
		LP_FWSTK	0.759	208.0	22.0	-14.0	18.0	8.0	292.0	0.168	35.7	66.3	2.9	293.0	114.3	22.0	0.059

		VT_QVBX	0.758	1.3	5.8	58.2	52.5	24.9	88.8	0.109	13.0	42.5	-17.9	1.6	76.3	93.2	0.108
	Victoria	VT_FWSTK	0.758	32.6	13.5	38.2	32.6	20.5	0.0	0.145	26.7	32.7	-5.5	90.6	102.9	44.7	0.092
		VT_HWSTK	0.758	32.6	13.5	38.2	32.6	20.5	0.0	0.145	26.7	32.7	-5.5	90.6	102.9	44.7	0.092

Due to the minimum number of composites in some of the modeled solids / veins, variogram parameters from similar veins were used in interpolating the model.

17.1.5 Block Model Estimation Methodology Palmarejo

Block Model Geometry

A block model framework was used to cover the area modeled for the solids with extra room to include a pit. The block model is of a percent type, i.e. the proportions and respective grades of each mineral domain are stored in each block.  Four percentage folders to represent the mineralized domains: Vein, HW, FW and Host and additionally defined folders for “air” and “void” percentages were created. Once metal grades were estimated into the percent model, the model was block diluted by calculating a weighted average block grade using the block percent and block grade for each material type.  The block diluted model was used to calculate Resources and Reserves for this report.

Table 17.16 shows the block model geometry.  The block model is rotated 45(0) counter-clockwise about the origin.

Table 17.16: Block Model Geometry

Axis	Origin*	Block Size (m)	Model Extent (m)	No. Blocks
X	756,738.388	2.5	1,375	550
Y	3,030,611.612	2.5	1,787.5	714
Z	1,270	2.5	570	228

* Origin is defined at the top comer of the block located at the lowest west and south coordinates and highest elevation.

Block Model Grade Estimation

La Blanca Structure

Gold and Silver metal grades were interpolated into the percentage block model using Ordinary Kriging (OK) and inverse-distance-cubed (ID3) algorithms.  Search dimensions were based on variogram model; dimensions along the major and intermediate axes were increased until most, if not all, blocks in the modeled areas (vein or HW or FW stockwork material) received an estimate.  The search for the OK estimate was ellipsoidal.  The search for the ID3 estimate was an ellipsoidal-octant search using a minimum of 1 informed octant and a maximum of 6 composites (2 drill holes) per octant.  An octant search was used for the ID3 algorithm to help “decluster” the estimates. Boundary conditions between the mineral types were kept hard, allowing only those composites within the mineral type to estimate grade.  Boundary conditions between the indicator domains were varied hard or soft depending on the mean and declustered mean comparisons with the block estimates.  The other estimation parameters for the La Blanca Structure are summarized in Table 17.17.

Table 17.17: La Blanca Structure — Estimation Parameters

76 Clavo Area				Principal	Principal Axis	Intermediate	Range (m)	Range (m)	Range (m)
Domain - Au	Code	Min Comp	Max Comp	Azimuth	Inclination	Azimuth	Principal	Intermediate	Minor
Host	10	3	18	225	-53	315	30	30	6
AUIND0	2000	3	18	”	”	”	108	108	33
AUIND0.4	2001	3	18	”	”	”	122	81	24
AUIND1.5	2002	3	18	”	”	”	68	48	15
AUIND9	2003	2	18	”	”	”	108	48	12
AUIND25	2004	2	18	”	”	”	60	45	6
Domain - Ag
Host	10	3	18	225	-53	315	30	30	6
AGIND0	3000	3	18	”	”	”	105	105	42
AGIND15	3001	3	18	”	”	”	117	90	27
AGIND350	3002	2	18	”	”	”	168	102	21
AGIND1500	3003	2	18	”	”	”	60	60	15

108 Clavo Area				Principal	Principal Axis	Intermediate	Range (m)	Range (m)	Range (m)
Domain - Au	Code	Min Comp	Max Comp	Azimuth	Inclination	Azimuth	Principal	Intermediate	Minor
Host	10	3	18	200	-53	290	30	30	6
AUIND0	2000	3	18	”	”	”	142	142	33
AUIND0.4	2001	3	18	”	”	”	162	108	24
AUIND1.5	2002	3	18	”	”	”	68	48	15
AUIND9	2003	2	18	”	”	”	81	54	12
AUIND25	2004	2	18	”	”	”	42	30	6
Domain - Ag
Host	10	3	18	200	-53	290	30	30	6
AGIND0	3000	3	18	”	”	”	140	140	42
AGIND15	3001	3	18	”	”	”	78	60	27
AGIND350	3002	2	18	”	”	”	84	52	21
AGIND1500	3003	2	18	”	”	”	30	30	15

Rosario Area				Principal	Principal Axis	Intermediate	Range (m)	Range (m)	Range (m)
Mineral Type	Code	Min Comp	Max Comp	Azimuth	Inclination	Azimuth	Principal	Intermediate	Minor
Host - Au	10	3	18	246	-45	336	30	30	6
Vein - Au	800	3	18	”	”	”	171	72	12
HW Stock - Au	900	3	18	”	”	”	63	72	12
FW Stock - Au	910	3	18	”	”	”	150	90	12

Rosario Area				Principal	Principal Axis	Intermediate	Range (m)	Range (m)	Range (m)
Mineral Type	Code	Min Comp	Max Comp	Azimuth	Inclination	Azimuth	Principal	Intermediate	Minor
Host - Ag	10	3	18	246	-45	336	30	30	6
Vein - Ag	800	3	18	”	”	”	99	81	12
HW Stock - Ag	900	3	18	”	”	”	54	108	12
FW Stock - Ag	910	3	18	”	”	”	69	54	18

La Patria and La Victoria Structures

The coefficient of variation (CV) of the composites is relatively low due to the separation of the minor sheeted veins and the grade capping for most of the domains along the La Patria and La Victoria Structures (See Table 17.12). APGS used the Ordinary Kriging and Inverse Distance Weighting methods to estimate grades into the block model from capped composites. Composites flagged as falling inside voids were discarded for the estimation.

Because the orientation of the veins is variable, the model set-up defined three different search domains in the La Prieta area to enable the use of search ellipses with different orientations. Figure 17.7 shows a plan view of the search domains with drill holes and a slice of the La Prieta and La Victoria veins.   Block selection for each search domain is completed during the process of grade estimation, and a corresponding search ellipse is then applied according to the Kriging profile defined for each La Prieta vein and stockwork.

The search domains were created geometrically to better fit the search ellipsoids to the changes of the geological solid orientations. Three search domains, Rosario, Tucson and Chapotillo areas of the La Prieta vein area were defined and applied to the estimation profiles.  The domains were limited according to the rows and columns of the block model.

Figure 17.7: Domains Solid Model - Plan View

Behre Dolbear implemented a single estimation pass with a fixed search ellipse for gold and silver in each geological domain defined in the La Prieta area. Metal grades were not estimated into the Host domain along the La Prieta structure given that all significant mineralized intercepts were modeled as parallel veins or stockwork zones. A total of 66 kriging profiles were used by Behre Dolbear for the year-end 2010 Resource block model estimation.

The Ordinary Kriging estimation was completed with an ellipsoidal search.  The minimum number of samples for the stockwork material was 1 sample, this would cause all of the blocks coded as stockwork to be filled.  The minimum number of samples applied to the vein domains was 2.  The maximum number of samples used for the kriging estimation was set to 15 to minimize the dilution of the high grade mineralization.

The Inverse Distance Weighting resource estimation was completed using an octant search.  The parameters used to restrict the interpolation include a minimum of composites in 3 octants before a block is estimated.  A maximum of 5 composites were allowed from one octant for estimation purposes.  The maximum number of composites was restricted to 8 samples to minimize the smoothing effect of estimation using inverse distance to the 3rd power.

Despite the short composite length (1.49m on average), only two composites per hole were allowed during the mineral estimation for both estimators. The expected result, in conjunction with search ellipses, is to force the use of more than one hole along the mineralization orientation.  The definition of the vein and stock work solids emphasizes grade continuity where it exists. The complete set of search ellipse parameters for La Prieta and La Victoria is shown in Table 17.18.

Table 17.18: La Prieta and La Victoria Structures - Grade Estimation Parameters

Interpolation Parameters for Ordinary Kriging

			Domain	No. Samples		Rotation			Range
Unit	Area	Domain	Code	Min	Max	AZ	DIP	AZ	X	Y	Z
La Prieta	Rosario	LP_QVBX	700	2	15	206	-60	116	223	223	84
		LP_QVBX1	705	2	15	210	-52	120	340	200	80
		LP_QVBX2	710	2	15	210	-54	120	200	200	60
		LP_QBX1S	740	2	15	209	-56	119	200	200	50
		LP_QVBX3	745	2	15	206	-60	116	200	200	50
		LP_QVBX4	750	2	15	206	-60	116	200	200	50
		LP_QVBX5	755	2	15	206	-60	116	200	200	50
		LP_HWSTK	920	1	15	209	-60	119	200	200	50
		LP_FWSTK	930	1	15	209	-60	119	200	200	50
	Tucson	LP_QVBX	700	2	15	194	-54	104	300	100	60
		LP_QBX1S	740	2	15	194	-54	104	200	200	50
		LP_QVBX3	745	2	15	190	-41	100	200	200	50
		LP_QVBX4	750	2	15	190	-41	100	200	200	50
		LP_QVBX5	755	2	15	190	-40	100	200	200	50
		LP_HWSTK	920	1	15	194	-54	104	200	200	50
		LP_FWSTK	930	1	15	194	-54	104	200	200	50
	Chapotillo	LP_QVBX	700	2	15	220	-48	130	150	120	40
		LP_QBX1C	715	2	15	220	-35	140	250	370	60
		LP_QBX2S	720	2	15	230	-40	140	200	200	60
		LP_QBX4C	725	2	15	210	-40	120	200	200	60
		LP_QBX3C	730	2	15	200	-90	110	100	100	50
		LP_QBX5C	735	2	15	205	-78	116	100	100	50
		LP_QBX1S	740	2	15	222	-48	132	200	200	50
		LP_QVBX3	745	2	15	212	-50	122	200	200	50
		LP_QVBX4	750	2	15	220	-45	130	200	200	50
		LP_QVBX5	755	2	15	220	-50	130	200	200	50
		LP_HWSTK	920	1	15	222	-48	132	200	200	50
		LP_FWSTK	930	1	15	220	-48	132	200	200	50

La Victoria	Victoria	VT_QVBX	1000	2	15	210	-68	120	200	200	50
		VT_QVBX1	1005	2	15	210	-68	120	200	200	50
		VT_QVBX2	1010	2	15	210	-68	120	200	200	50
		VT_FWSTK	1020	1	15	210	-68	120	200	200	50
		VT_HWSTK	1030	1	15	210	-68	120	200	200	50

Table 17.18 cont.: Interpolation Parameters for Inverse Distance Weighting to the 3rd Power

			Domain	No. Samples		Rotation			Range
Unit	Area	Domain	Code	Min	Max	AZ	DIP	AZ	X	Y	Z
La Prieta	Rosario	LP_QVBX	700	2	8	206	-60	116	223	223	84
		LP_QVBX1	705	2	8	210	-52	120	340	200	80
		LP_QVBX2	710	2	8	210	-54	120	200	200	60
		LP_QBX1S	740	2	8	209	-56	119	200	200	50
		LP_QVBX3	745	2	8	206	-60	116	200	200	50
		LP_QVBX4	750	2	8	206	-60	116	200	200	50
		LP_QVBX5	755	2	8	206	-60	116	200	200	50
		LP_HWSTK	920	1	8	209	-60	119	200	200	50
		LP_FWSTK	930	1	8	209	-60	119	200	200	50
	Tucson	LP_QVBX	700	2	8	194	-54	104	300	100	60
		LP_QBX1S	740	2	8	194	-54	104	200	200	50
		LP_QVBX3	745	2	8	190	-41	100	200	200	50
		LP_QVBX4	750	2	8	190	-41	100	200	200	50
		LP_QVBX5	755	2	8	190	-40	100	200	200	50
		LP_HWSTK	920	1	8	194	-54	104	200	200	50
		LP_FWSTK	930	1	8	194	-54	104	200	200	50
	Chapotillo	LP_QVBX	700	2	8	220	-48	130	150	120	40
		LP_QBX1C	715	2	8	220	-35	140	250	370	60
		LP_QBX2S	720	2	8	230	-40	140	200	200	60
		LP_QBX4C	725	2	8	210	-40	120	200	200	60
		LP_QBX3C	730	2	8	200	-90	110	100	100	50
		LP_QBX5C	735	2	8	205	-78	116	100	100	50
		LP_QBX1S	740	2	8	222	-48	132	200	200	50
		LP_QVBX3	745	2	8	212	-50	122	200	200	50
		LP_QVBX4	750	2	8	220	-45	130	200	200	50
		LP_QVBX5	755	2	8	220	-50	130	200	200	50
		LP_HWSTK	920	1	8	222	-48	132	200	200	50
		LP_FWSTK	930	1	8	220	-48	132	200	200	50

La Victoria	Victoria	VT_QVBX	1000	2	8	210	-68	120	200	200	50
		VT_QVBX1	1005	2	8	210	-68	120	200	200	50
		VT_QVBX2	1010	2	8	210	-68	120	200	200	50
		VT_FWSTK	1020	1	8	210	-68	120	200	200	50
		VT_HWSTK	1030	1	8	210	-68	120	200	200	50

17.1.6 Block Model Validation

APGS used several validation methods to evaluate the quality of the grade estimation.

Visual Validation

A visual inspection of the block model in section and plan view was the first validation method used. Figure 17.8 to Figure 17.11 show example plans and sections through the La Blanca vein with blocks and composites colored by gold and silver grade.  The block grade estimates honor the composites and the anisotropy observed in the deposit.

Figure 17.8: La Blanca- 76 Clavo Blocks and Composites Colored by Gold Grade

(960m Level — ID3 Grade Model)

Figure 17.9: La Blanca-76 Clavo Blocks and Composites Colored by Silver Grade

(Plan View 960m Level — ID3 Grade Model)

Figure 17.10: La Blanca-76 Clavo Blocks and Composites Colored by Gold Grade

(Vertical Cross Section 100x0 — ID3 Grade Model)

Figure 17.11: La Blanca-76 Clavo Blocks and Composites Colored by Silver Grade

(Vertical Section 100x0 — ID3 Grade Model)

Grade Model and Composite Comparisons

Another simple check on the grade models is a comparison of the block model and composite statistics to check for global and local bias.  Block grades were compared with length-weighted and cell-decluster weighted composite statistics.

Block grade statistics for all measured and indicated blocks were compared with length- and decluster-weighted drill hole composite statistics for a “global” bias check and with the mean drill hole and channel composite grades on a block by block basis.  A simple cell declustering method was used in a quick attempt to produce a “nearest-neighbor-like” model for comparison with the ID3 and OK model.  The decluster weights locally show some questionable results given that, for some of the domains, the declustered composite mean is slightly higher than the length-weighted composite mean.  Block and composite statistics are summarized for the entire Palmarejo Project in Table 17.19.

The results for the La Blanca Structure are acceptable with some slight apparent over-estimation in one indicator domain for gold and two indicator domains for silver in the 76-108 Clavo Areas.  The Rosario Area estimates along the La Blanca Structure agree well with the declustered composite means.  Upon close review of the La Prieta grade models, some inconsistencies were noted in some of the minor modeled veins and stockwork zones.  The octant search and some errors in composite selection have produced some questionable results locally in the less important mineral types.  Estimates along the main La PrietaVein, 80% of the mineral model, are acceptable.   While not desirable, the estimation problems in the minor host domains along La Prieta have not significantly impacted the resource model, with differences in contained metal of -2.0% for gold and -1.7% for silver for the Measured and Indicated resource categories; these errors will be corrected in subsequent resource model updates.

Table 17.19: Grade Models and Composites: Gold and Silver Statistics

La Blanca 76-108 Clavos – Au	Block Statistics - Gold ID3				Block Statistics - Gold OK				Declustered Composite Statistics - Gold
Domain	N	Mean	C.V.	Max	N	Mean	C.V.	Max	N	Mean	C.V.	Max
2000	142963	0.27	1.4	8.9	142963	0.27	0.9	5.1	4691	0.3	3.0	9
2001	60791	1.29	1.0	22.3	60791	1.28	0.7	10.4	1617	1.4	1.8	25
2002	33300	6.55	0.9	86.4	33300	6.12	0.7	35.3	1091	5.8	1.4	50
2003	5868	18.54	0.7	87.7	5868	16.34	0.4	48.1	253	20.0	0.7	90
2004	881	34.30	0.5	88.4	881	31.30	0.3	55.5	58	47.1	0.5	90

La Blanca 76-108 Clavos – Ag	Block Statistics - Silver ID3				Block Statistics - Silver OK				Declustered Composite Statistics - Silver
Domain	N	Mean	C.V.	Max	N	Mean	C.V.	Max	N	Mean	C.V.	Max
3000	102113	13.4	1.6	699.5	102113	13.9	1.0	340.8	3666	14.1	3.6	750
3001	116074	119.	0.9	1617.	116074	117.8	0.6	839.7	3597	114.6	1.8	1750
3002	12192	1019.	0.5	4904.	12192	1025.6	0.3	2683.	406	1009.5	0.9	5000
3003	1259	2438.	0.3	4937.	1259	2434.3	0.2	3850.	41	2453.8	0.5	5000

La Blanca Rosario – Au	Block Statistics - Gold ID3				Block Statistics - Gold OK				Declustered Composite Statistics - Gold
Domain	N	Mean	C.V.	Max	N	Mean	C.V.	Max	N	Mean	C.V.	Max
Vein	62488	1.25	1.4	24.8	62488	1.27	1.0	14.4	998	1.3	2.1	25
HW	62125	0.36	1.2	6.0	62125	0.35	0.9	4.1	831	0.4	2.1	6
FW	106529	0.62	1.4	12.0	106529	0.59	0.9	7.4	2048	0.7	2.3	12

La Blanca Rosario – Ag	Block Statistics - Silver ID3				Block Statistics - Silver OK				Declustered Composite Statistics - Silver
Domain	N	Mean	C.V.	Max	N	Mean	C.V.	Max	N	Mean	C.V.	Max
Vein	62410	173.0	1.1	2263.	62410	175.9	0.9	1466.	998	183.1	1.7	2300
HW	62070	44.4	1.2	772.6	62070	44.7	0.9	529.5	831	54.8	2.1	800
FW	105974	63.7	1.2	1065.	105974	61.4	0.9	638.8	2048	73.4	2.1	1100

La Prieta/ LaVictoria – Au	Block Statistics - Gold ID3				Block Statistics - Gold OK				Composite Statistics - Gold
Domain	N	Mean	C.V.	Max	N	Mean	C.V.	Max	N	Mean	C.V.	Max
Vein	189636	0.92	1.2	13.9	210893	0.96	0.7	7.0	8068	0.9	1.5	14
HW	25122	1.57	1.2	14.9	27118	1.51	0.8	7.8	2679	0.3	1.3	4
FW	18717	0.38	0.4	0.7	32175	0.40	0.3	0.7	2544	0.2	0.9	1

La Prieta/La Victoria - Ag	Block Statistics - Silver ID3				Block Statistics - Silver OK				Composite Statistics - Silver
Domain	N	Mean	C.V.	Max	N	Mean	C.V.	Max	N	Mean	C.V.	Max
Vein	194234	104.0	1.1	999.	210893	111.3	0.7	724.4	8068	106.8	1.4	1000
HW	25122	142.6	1.0	996.	27118	143.5	0.7	666.3	2679	26.0	1.6	400
FW	28392	39.5	0.4	99.	32175	38.8	0.4	98.2	2544	14.5	1.1	300

The visual and statistical model checks showed that the ID3 models were generally better conditioned to the local data and showed less grade smoothing and extrapolation than the OK models.  For these reasons, the ID3 models were used for resource reporting and subsequent stope and pit design work.  No volume-variance adjustments were made to the metal models.

17.1.7 Resource Classification

APGS defined a set of Resource classification parameters based on geological and grade continuity. Given the different estimation methodology from the previous year’s model, all block attributes used in the previous classification scheme were not available for the current classification.  The parameters shown in Table 17.20 are similar to those used previously and produced similar final results.

Table 17.20: Resource Classification Parameters

Resource Category	Distance to Closest Composite	Min. Comps/ Drill Holes
Measured	<15m	6 / 2
Indicated	15m to <45m for Vein/Stockwork	6 / 2
Inferred	>45m for Vein/Stockwork	3 / 1
Inferred	All Host Material	3 / 1

Because of the uncertainty in the interpretation of some portions of the voids model, the voids solid model was separated into three categories:

Low Confidence

Medium Confidence

High Confidence

Blocks were then downgraded to the Inferred category using the following rule:

If the block has more than 25% of low confidence voids, or

If the block has more than 75% of medium confidence voids.

17.1.8 Statement of Mineral Reserves and Resources Palmarejo Deposit

Mineral Reserves

Mineral Reserves are based on the year-end 2010 updated block model as well as current surface and underground mine designs (design criteria and basis for which are available in Section 22 of this report).  Reserve cut-offs are based on current operating costs and current 3-year trailing average metal prices of $1,025 per oz Au and $16.25 per oz Ag.  . Reserve estimates were obtained by applying a 1.27 g/t AuEq (gold equivalent) cutoff against Measured and Indicated Resource blocks within the remaining ultimate pit and a 2.64 g/t AuEq cutoff against fully diluted underground stopes.

The Proven and Probable Mineral Reserves, effective January 1, 2011, based on Measured and Indicated Mineral Resources, are summarized in Table 17.21. (See Section 22 for detailed explanation of Mineral Reserves estimation.)

The Mineral Reserves summarized in Table 17.21 are based on an open pit cut-off grade of 1.27 g/t AuEq and an underground cut-off of 2.64 g/t AuEq. These cut-offs were calculated using metal prices of US$16.25/ oz silver and US$1,025/ oz gold.  The Qualified Persons are not aware of any environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Palmarejo Mineral Reserves.

Table 17.21: Proven and Probable Mineral Reserves — Palmarejo Deposit

			Average Grade (g/t)		Contained Ounces
Reserve	Category	Tonnes	Au	Ag	Au	Ag
Open Pit	Proven	1,997,200	1.54	188	99,100	12,065,200
	Probable	1,353,600	1.33	162	58,100	7,061,000

Underground	Proven	1,392,500	6.42	371	287,300	16,603,600
	Probable	960,300	1.81	140	55,700	4,333,100

Stockpile	Proven	34,000	1.23	133	1,400	145,400

Total	Proven	3,423,700	3.52	262	387,800	28,814,200
	Probable	2,313,900	1.53	153	113,800	11,394,100
	Proven and Probable	5,737,600	2.72	218	501,600	40,208,300

Metal prices used were $1,025 US per Au ounce, $16.25 US per Ag ounce

Cut-off grade for reserve: open pit 1.27 g/t AuEq, underground 2.64 g/t AuEq [(Au Eq = Au g/t + (Ag g/t / 73.51)]

AuEq factor based on [($Price Au) / ($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

Mineral Resources

This section refers only to the “Palmarejo” deposit portion of the Palmarejo District Resources. The “Guadalupe” and “La Patria” deposit portions of the Palmarejo District are discussed separately in Sections 17.2 and 17.3 of this report. The Mineral Resource for Palmarejo is effective January 1, 2011. The Mineral Reserve is a subset of the Resource.  The open pit portion of the Resource was based on a Whittle™ shell using current open pit, processing and G&A costs and the Resource metal price assumptions of $1,300/oz Au and $20.00/oz Ag; the resultant cut-off for this portion was 1.01 g/t. The underground portion of the Resource was estimated at current underground, processing and G&A costs and the same metal price assumptions, resulting in an underground Resource cutoff of 2.08 g/t AuEq.

Tables 17.22 and 17.23 show the Mineral Resource for Palmarejo inclusive and exclusive of Mineral Reserves, respectively.  Mineral Resources in addition to Mineral Reserves have not demonstrated economic viability.

Table 17.22: Total Palmarejo Deposit Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	4,783,700	2.85	217	438,800	33,402,400
Indicated	2,348,300	1.67	168	126,500	12,705,800
Meas. and Ind.	7,132,000	2.47	201	565,300	46,108,200
Inferred	688,000	1.51	134	33,400	2,956,500

Total Mineral Resource includes Proven and Probable Reserves

Metals prices used were $1,300/oz Au and $20.00/oz Ag.

Cut-off grade for resource: open pit 1.01 g/t AuEq, underground 2.08 g/t AuEq [(Au Eq = Au g/t + (Ag g/t / 75.75)]

AuEq factor based on [($Price Au) / ($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

Table 17.23: Palmarejo Deposit Resource Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	1,360,000	1.17	105	51,100	4,588,200
Indicated	117,200	3.36	348	12,600	1,311,700
Meas. and Ind.	1,477,200	1.34	124	63,700	5,899,900
Inferred	605,100	1.62	145	31,600	2,811,300

Mineral Resources are in addition to Reserves and have not demonstrated economic viability

Metals prices used were $1,300/oz Au and $20.00/oz Ag.

Cut-off grade for resource: open pit 1.01 g/t AuEq, underground 2.08 g/t AuEq [(Au Eq = Au g/t + (Ag g/t / 75.75)]

AuEq factor based on [($Price Au) / ($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

17.2 Mineral Resource Estimation Methodology Guadalupe Deposit

17.2.1 Data

AMEC Mining and Metals was contracted to update the Guadalupe block model from data collected and interpreted by Coeur.  A model was created for estimating the silver and gold Resources at Guadalupe from data generated by Coeur through September, 2010, including RC and core drilling results. Aerial photography was used to create a topographic model with two-meter contours. These data were incorporated into a digital database, and all subsequent modeling of the Guadalupe Mineral Resource was performed using GEMCOM Gems™ mining software.

17.2.2 Density

Density values for the Guadalupe project were obtained by both Planet Gold and Coeur personnel over a period of several years using standard water-immersion methods on dried and waxed whole-core samples of mineralized and unmineralized geologic units.

In Table 17.24, density values by rock type and the corresponding number of measurements is listed.  Even though different rock types are listed for the main ore vein/breccia zones, which host the gold and silver mineralization, these units are complexly intermixed with each other and cannot separated out in a practical mining or modeling scenario so weighted averages are used for the densities.

Table 17.24: Guadalupe Specific-Gravity Statistics: Mineralized Core Samples

Coeur and Bolnisi Density Data Combined

Rock type	Density	# Samples
Main Ore vein/Breccia zones	2.54	269
Stockwork zones	2.54	41

Density Measurements by Coeur Staff (holes 277-313)

Rock type	Density	# Samples	Original Rock codes
Main Ore vein/Breccia zones
carbonate breccia vein	2.55	8	vn, carb, bx
carbonate vein	2.60	12	vn, carb
carbonate/quartz vein	2.57	7	vn, carb, qtz, +/- bx
quartz vein	2.59	16	vn,qtz
breccia vein	2.55	38	vn, bx
qtz vein	2.63	2	qtz
carbonate breccia	2.43	2	bx, carb
breccia	2.63	2	bx
breccia of vein + rhyolite	2.52	2	vn, bx, rhy
Arithmetic average	2.56	89
Weighted average	2.57
Stockwork zones
andesite porphyry w/ stwk vns	2.52	16	Ktap, stwk
rhyolite w/ qtz stockwork	2.54	12	Rhy, qtz stwk
laminated vfg volcaniclastic w/ stwk vns	2.60	7	Ktal, stwk
find grained volcaniclastic w/ stwk vns	2.50	6	stwk, qtz, Ktat
Arithmetic average	2.54	41
Weighted average	2.54

Lithological Units
fine grained volcaniclastic	2.51	7	Ktat
rhyolite	2.61	3	Rhy
andesite porphyry	2.65	3	Ktap
fault zone	2.37	2	Flt

Density Measurements by Bolnisi Staff (holes 1-196)

Rock type	Density	# Samples	Original Rock codes
Main Ore vein/Breccia zones
Qtz veins and breccias	2.53	180	QVBX, HMBX, BX, VN

During 2009, Coeur has established a new protocol for density measurements that includes measurements on the stockwork zones, which are modeled separately.  To date density information shows the stockwork zone to be similar to the vein/breccia zones.  These zones are modeled separately but do have the same bulk density.  The density assigned to the year-end 2010 Guadalupe model was 2.54 g/cm3.

17.2.3 Deposit Geology Pertinent to Resource Modeling

The primary control of the silver and gold at Guadalupe is the northwest-striking quartz-vein structure, which dips to the northeast at approximately 50°. The structural zone that hosts the mineralization is exposed at the surface as either a distinct quartz vein breccia unit or as an intensely clay altered zone.

Near surface, the structure is usually less than 10 meters wide but as it continues down dip the structure widens out into a 10 to +50 meter wide zone of a multiphase quartz-carbonate breccia and adjacent stockwork zones.  The main high-grade mineralization is within the massive multiphase quartz-carbonate vein breccias that are interpreted as the main epithermal fluid conduits.  These main structures are sub-parallel along dip and form typical sygmoidal loops and extensional veins into the footwall and hanging wall.  Between the main structures are blocks of wall rock, from small to vary large, that have been variable fractured and now host quartz-carbonate stockworks. Depending on the frequency of the stockwork veins and veinlets these zones can be of ore grade.

The massive quartz-carbonate vein breccias were modeled as continuous veins following typical geologic geometries found in extensional systems and the stockwork zones were modeled as an adjacent zones or envelopes of variable mineralization. The model was developed on paper sections with the use of core photos, drill logs and physical inspection of the core and then transferred into GEMCOM Gems™ by constructing polylines on screen and then a set of final 3-D solids were constructed.  Quartz-vein stockwork mineralization occurs in the walls of the structure. The drill data demonstrate there is silver-gold zonation, whereby silver:gold ratios decrease with depth.

Determination of Geologic Domains

Guadalupe grade modeling was performed in a similar manner as Palmarejo, in that vertical section interpretations were used to create domain solids in Gems™ for coding the block models directly; no plan interpretations were completed. Silver and gold were modeled and estimated independently. Gold-equivalent grades were used to provide additional grade constraints on the geologic interpretation with respect to silver and gold grades due to zonation issues, but not used in the estimation.  Domaining was important at Guadalupe in that it provided encapsulation of the data for the following tasks and validation:

•                  Optimal Composite length determination from raw data

•                  Domain Codes in Gems™  must match those in Acquire — Data verification

•                  Capping — minimize mixed domain populations so that statistics and related interpolations will have properly constrained outliers

•                  Polymetallic relationships (evaluate the use of Multivariate Analysis)

•                  Continuity Analysis and Variography

•                  Domains act as the interpolation envelope

•                  Domain to interpolation parameters must be of high quality or the resource estimate will fail validation tests and produce poor resultant Mineral Resources & Reserves.

Silver and Gold Domaining

Vertical sections oriented at 045° azimuth were plotted on intervals 5m across the Guadalupe deposit; the section locations were chosen to best fit the drill data and minimize projection issues. The topographic profile and drill-hole traces were placed on the sections, with silver and gold assays colored by the grade population ranges, as well as lithologic codes. These vertical sections were then plotted for hardcopy interpretation of the Guadalupe mineralized structures by Coeur NA Exploration.  This interpretation process also utilized core photos, drill logs, and physical inspection of core.

Once the hardcopy interpretations were completed the individual vertical sections were used by Coeur Technical Services to create wireframes (domain solids) in Gems™ using 3D rings and tie lines snapped to assay vertices to ensure inclusion of the correct intervals in the domain solids.

Once the domain solids were completed and validated they were used to back-code the raw assay table.  This back-coding allowed the raw assays for each domain to be extracted for descriptive statistics and metal to assay length correlation analysis.  The domain codes assigned to each geologic domain is shown in Table 17.25 below.

Table 17.25: Guadalupe Domain Codes

Domain	Code	Definition
M1QVBX	100	Master 1 QVBX
M2QVBX	101	Master 2 QVBX
LAQVBX	102	Las Animas QVBX
MSTKWK	200	Master Stockwork
LASTKWK	201	Las Animas Stockwork
FWQVBX	300	Foot Wall QVBX
HWQVBX	301	Hanging Wall QVBX
HOST	10	Waste Material
AIR	0	Above Topography

The QVBX (Quartz Vein Breccia) is contained in the Master 1, 2 and Las Animas Vein domain solids and restricted to areas with the highest-grade mineralization (in-situ vein) with respect to geology. Additional domains are the FW, HW and Stockwork which are potentially mineable zones that may manifest into larger mineralized envelopes with additional drilling.

The Stockwork domain contains lower grade material for use as a dilution solid for Reserve development.  The solids for the Stockwork were not created in Gemcom, but instead constructed in Leap Frog which is a modeling software used to create complex solids in a timely manner.  These Stockwork solids were produced in Leap Frog by applying anisotropic interpolations of indicators based on coded drill hole data (i.e. the domains were given a 1 or 0).  The resultant solids were good representations of the Stockwork zones surrounding the main QVBX ore bodies and took a fraction of the time it would have using normal methods.  Figure 17.12 shows the resultant Stockwork solid and how it is less rigid than the manually constructed QVBX solids.   Once the Stockwork solids were complete in Leap Frog they were exported as TRI files and imported into Gemcom for validation and use in the year-end 2010 Mineral Resource interpolation process.

Figure 17.12: QVBX Domains Surrounded by Stockwork Solid

Isometric View Looking Southwest

Quartz-vein breccia (QVBX) domain shown in red.

Stockwork (STWK) shown in brown.

17.2.4 Exploratory Data Analysis (EDA)

During analysis for the year-end 2009 model, the silver and gold raw grade distributions from all available drill hole assays within geologic domain wireframes were used to determine grade to length correlations and define optimal composite lengths (Table 17.19).  Drill hole assays were back-coded according to mineral-domain envelopes in an effort to ensure data isolation. Descriptive statistics for raw assay population distribution of the silver and gold assays within each of the mineral domains were examined to define grade trends, sample length to metal bias, and optimize compositing length.  Table 17.26 shows the raw sample length statistics for each domain for year-end 2009.  Figure 17.13 shows a box whisker plot related to the sample length statistics.  Although the weighted global composite length for the all domains combined is .89m (Domain 10 was not used as it is waste), the optimal composite length based on the domain with the majority of the metal was chosen to be .75m (QVBX Domain Code 100,101,102).  As stated earlier, there are a number of raw composites greater than .75 meters that are critical in the interpolation process.  In an effort not to avoid the decompositing of this drill data a composite length of 1.50 meters (approximately twice the optimal length) was used in the year-end 2009 Mineral Resource model.  This composite length was deemed appropriate for use in the year-end 2010 model as well, which was used to estimate the Mineral Resource and Mineral Reserve reported herein.

Table 17.26: Raw Assay Length Statistics by Domain

Raw Assay Length Statistics Extracted by Domain Code YE 2009

- Used for Optimizing Composite Length for Year-end 2010 Model as well

Guadalupe Length Statistics	Domain 10	Domain 100	Domain 101	Domain 102	Domain 200	Domain 201	Domain 300	Domain 301
Samples	14146	2588	656	1110	6518	1778	87	59
Minimum	0.12	0.12	0.25	0.1	0.12	0.12	0.12	0.3
Maximum	54.7	3.25	3.05	3	3.5	3.6	1.9	1.7
Mean	1.19	0.76	0.82	0.75	0.99	0.87	0.74	0.75
Standard deviation	0.58	0.40	0.37	0.41	0.37	0.40	0.44	0.31
CV	0.49	0.52	0.45	0.55	0.38	0.47	0.59	0.41
Variance	0.34	0.16	0.14	0.17	0.14	0.16	0.19	0.09
Skewness	56.75	1.54	1.18	1.51	0.52	0.92	1.16	0.67
Log samples	14,146.00	2,588.00	656.00	1,110.00	6,518.00	1,778.00	87.00	59.00
Log mean	0.13	-0.39	-0.29	-0.41	-0.09	-0.25	-0.45	-0.36
Log variance	0.11	0.20	0.18	0.23	0.17	0.23	0.30	0.16
Geometric mean	1.13	0.68	0.75	0.66	0.92	0.78	0.64	0.70
10%	1	0.5	0.5	0.5	0.5	0.5	0.4	0.5
20%	1	0.5	0.5	0.5	0.5	0.5	0.5	0.5
30%	1	0.5	0.5	0.5	1	0.5	0.5	0.5
40%	1	0.5	0.5	0.5	1	0.5	0.5	0.5
50%	1	0.5	0.8	0.5	1	1	0.5	0.5
60%	1.5	0.55	1	0.5	1	1	0.5	1
70%	1.52	1	1	0.9	1	1	0.8	1
80%	1.52	1	1	1	1.5	1	1.25	1
90%	1.53	1.52	1.4	1.52	1.52	1.52	1.52	1.05
95%	1.53	1.53	1.52	1.53	1.53	1.53	1.55	1.3
97.50%	1.53	1.53	1.53	1.53	1.53	1.6	1.6	1.3
99%	2	1.6	2	1.8	1.8	2	1.9	1.7

Rock Type	Code
QVBX -M1, M2, LA Structures	100,101,102
Stock Work-Dilution Envelopes	200,201
Footwall	301
Hanging Wall	300
Host (Waste)	10

Figure 17.13: Box Whisker Plot of Raw Assay Lengths

Correlation analysis between the raw assay sample length vs. silver and gold in the Master 1 vein was carried out.  There were no correlations found between sample length and metal.  It should also be noted that there was only a moderate correlation between silver and gold (R=0.411).  This lack of a strong Ag to Au correlation is thought to be due to a vertical metal zonation within the Guadalupe system.

As a validation, Coeur staff reviewed cross sections of the drill hole assays encapsulated in the domain solids and found no errors.  Domain data is encapsulated in the appropriate solids and no multi-modal relationships were observed in the associated frequency distributions.

Tables 17.27 and 17.28 show the raw assay descriptive statistics for gold and silver.  There is a high coefficient of variation (CV) for Au and Ag in all the domains which is typical of precious metals deposits.

Table 17.27: Raw Assay Statistics for Gold by Domain YE 2010

Guadalupe, Assay Au g/t

M1QVBX
M2QVBX
LAQVBX
MSTKWK
LASTKWK
FWQVBX
HWQVBX
Host
Au g/t
1000.0
100.0
10.0
1.0
0.1
0.01
0.001

	M1QVBX	M2QVBX	LAQVBX	MSTKWK	LASTKWK	FWQVBX	HWQVBX	Host	
Number of data	2580	906	1229	7086	1836	62	173	20039	Number of data
Mean	1.801	2.165	1.979	0.334	0.177	1.46	2.711	0.065	Mean
Maximum	315.0	101.0	300.0	167.5	20.5	15.4	32.4	59.5	Maximum
Upper quartile	1.423	2.27	1.57	0.31	0.13	1.592	3.082	0.025	Upper quartile
Median	0.6	1.12	0.57	0.11	0.025	0.931	0.959	0.025	Median
Lower quartile	0.24	0.42	0.21	0.025	0.025	0.343	0.1	0.025	Lower quartile
Minimum	0.006	0.005	0.022	0.002	0.002	0.008	0.025	0.0	Minimum
Variance	83.7266	20.9687	127.273	2.7458	0.5212	4.3818	19.1988	0.2541	Variance
CV	5.079	2.115	5.701	4.965	4.076	1.434	1.616	7.798	CV
Skewness	22.999	11.139	21.762	75.046	17.757	3.861	2.732	64.399	Skewness

Table 17.28: Raw Assay Statistics for Silver by Domain YE 2010

Guadalupe, Assay Ag g/t

M1QVBX
M2QVBX
LAQVBX
MSTKWK
LASTKWK
FWQVBX
HWQVBX
Host
Ag g/t
10000.0
1000.0
100.0
10.0
1.0

	M1QVBX	M2QVBX	LAQVBX	MSTKWK	LASTKWK	FWQVBX	HWQVBX	Host	
Number of data	2580	906	1229	7087	1836	62	173	20041	Number of data
Mean	135.015	119.765	124.15	27.508	21.321	84.023	150.95	6.013	Mean
Maximum	4420.0	5590.0	5050.0	2390.0	1295.0	504.0	958.0	3500.0	Maximum
Upper quartile	152.0	139.0	149.0	26.0	22.0	107.775	209.969	2.5	Upper quartile
Median	72.882	64.0	72.0	10.0	8.0	65.7	54.875	2.5	Median
Lower quartile	29.0	23.0	31.0	2.5	2.5	26.434	21.0	2.5	Lower quartile
Minimum	2.5	2.5	2.5	2.5	2.5	2.5	2.5	0.0	Minimum
Variance	60402.3	58352.6	45674.1	4327.09	3088.74	8741.58	41876.0	1137.02	Variance
CV	1.82	2.017	1.721	2.391	2.607	1.113	1.356	5.608	CV
Skewness	7.806	12.284	11.337	10.29	12.641	2.609	1.819	49.868	Skewness

Compositing

In the previous 2007 Mineral Resource estimate MDA (Mine Development Associates) used capped drill hole assays composited down-hole at 1.52m intervals to avoid de-compositing the RC samples. Since that estimation Coeur has added 242 drill holes and implemented more detailed sampling utilizing shorter geologic breaks.  A statistical review of the raw assay data outlined in the previous section revealed that a.75 meter composite length would be optimal.  As a result, a 1.50m composite length was used for the year-end 2010 Mineral Resource model in an effort to avoid decompositing raw assays and at the same time preserve the optimal composite length based on the Master 1 & 2 QVBX domains.

Due to the sharp contacts typical of the vein mineralization, only assays back-coded from domain solids were used to create composites for that domain. Tables 17.22 and 17.23 show summary statistics of the gold and silver composites at a 1.50m down-hole length controlled by domain back-coding.  A function, that included small incomplete 1.50m composites in the previous composite, was used in the compositing process to minimize any sample support issues during variography.  There were a small amount of residual composites near domain solid margins and they were removed prior to variography to further minimize support problems, but retained for the final interpolation process.

Composite Capping

The 1.50m composites for gold and silver were capped using disintegration analysis, log probability, mean variance, and histogram plots.  The capping statistics shown in Table 17.29 below are for all of the Guadalupe domains with respect to Ag and Au resulting from the capping analysis.  The full statistical output for the uncapped and capped 1.50 meter composites are also shown below in Tables 17.30 through 17.33.

Table 17.29: Cap Statistics for Silver & Gold Composites (1.50m)

Solid Name	Code	Ag Cap	# Capped	Au Cap	# Capped	Comments
Air	0	NA	NA	NA	NA	Air
Host	10	NA	NA	NA	NA	Waste
M1QVBX	100	1193.54	9	13.89	20	Master1 Quartz Vein Breccia
M2QBVX	101	894.97	4	8.89	16	Master2 Quartz Vein Breccia
LAQVBX	102	719.18	4	10.44	8	Las Animas Quartz Vein Breccia
MSTKWK	200	579.22	4	5.53	8	Master 1 & 2 Stockwork
LASTKWK	201	157.28	17	2.97	6	Las Animas Stockwork
MHQVBX	300	427.38	NA	4.9	2	Master Hanging Wall
MFQVBX	301	NA	NA	NA	NA	Master Foot Wall

Table 17.30: Descriptive Statistics for Uncapped Gold Composites (1.50m)

Table 17.31: Descriptive Statistics for Capped Gold Composites (1.50m)

Table 17.32: Descriptive Statistics for Uncapped Silver Composites (1.50m)

Table 17.33: Descriptive Statistics for Capped Silver Composites (1.50m)

The capping analysis in 2009 combined a disintegration analysis (% step function) on ordered (ranked) composite data and statistical graphics from Snowden Supervisor software.  Disintegration analysis uses a 15% step function to denote the changes or discontinuity in an ordered dataset.  It is used here in conjunction with probability, mean variance, and histogram plots from Snowden’s Supervisor software to determine the optimal capping grade for each metal by domain.  The 2010 composites were capped using the values suggested by the 2009 analysis.

Variography

Variography was performed on 1.50m capped composites for Au and Ag.  The residual composites less than half the composite length of 1.50 meters were removed for variography, but retained in the interpolation process.  This removal of residuals was done to provide the maximum sample support during the variographic analysis.  Both 2D and 3D validations of the search ellipse orientations was carried out to ensure that the spatial relationships were correct prior to interpolation.

Down-hole variograms were generated to define the nugget for gold and silver.  Variograms were explored and constructed according to primary structural orientations and appropriate lags based on data spacing.  3D spherical models were used and fitted with two structures and the nugget. The variogram parameters for Au and Ag are summarized in Table 17.34 below, along with an example of the reference cubes used to check orientations.

Table 17.34: Search Parameters & Rotations

EOY 2010 Guadalupe Au Capped

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.200

C1 ==> 0.715

C2 ==> 0.085

First Structure — Spherical

LH Rotation about the Z axis ==> -26

RH Rotation about the X’ axis ==> -8

LH Rotation about the Y’ axis ==> 85

Range along the Z’ axis ==> 15.2      Azimuth ==> 245  Dip ==> 5

Range along the Y’ axis ==> 33.0     Azimuth ==> 334 Dip ==> -8

Range along the X’ axis ==> 16.5     Azimuth ==> 7    Dip ==> 81

Second Structure — Spherical

LH Rotation about the Z axis ==> 47

RH Rotation about the X’ axis ==> 43

LH Rotation about the Y’ axis ==> -85

Range along the Z axis ==> 800.0      Azimuth ==> 141 Dip ==> 4

Range along the X’ axis ==> 284.8     Azimuth ==> 55   Dip ==> -47

Range along the Y’ axis ==> 123.0     Azimuth ==> 47   Dip ==> 43

EOY 2010 Guadalupe Ag Capped

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.200

C1 ==> 0.620

C2 ==> 0.180

First Structure — Spherical

LH Rotation about the Z axis ==> -34

RH Rotation about the X’ axis ==> 6

LH Rotation about the Y’ axis ==> 9

Range along the Z’ axis ==> 15.9      Azimuth ==> 202  Dip ==> 79

Range along the Y’ axis ==> 27.5     Azimuth ==> 326 Dip ==> 6

Range along the X’ axis ==> 17.6     Azimuth ==> 57 Dip ==> 9

Second Structure — Spherical

LH Rotation about the Z axis ==> -29

RH Rotation about the X’ axis ==> -6

LH Rotation about the Y’ axis ==> 40

Range along the Z axis ==> 400.0      Azimuth ==> 248 Dip ==> 49

Range along the X’ axis ==> 74.6       Azimuth ==> 56  Dip ==> 40

Range along the Y’ axis ==> 800.0     Azimuth ==> 331 Dip ==> -6

17.2.5 Block Model Estimation Methodology Guadalupe

Block Model Geometry

A block model framework was created to cover the modeled area and encapsulate all geologic domains to be used in the Guadalupe year-end 2010 interpolation process.  The block model is a percent type; i.e. the proportions and respective grades (as well as other attributes) of each domain are stored in each block.  The Guadalupe block model geometry was rotated 45 deg counter-clockwise to orient the blocks relative to the strike of the Guadalupe domains.  Figure 17.14 below shows the rotated block model geometry and the Guadalupe solids inside.  The encapsulation of the geologic domains by the block model geometry is very important for full interpolation of all the coded domain data.

Figure 17.14: Block Model Geometry

Table 17.35 shows the block model geometry and model limits encapsulating the domain solids.  The domain codes, percent, and density were assigned to the block model by using geologic solids (Figure 17.12).

Table 17.35: Block Model Geometry

Axis	Origin**	Block Size	Model Extent (m)	No. Blocks
X	761,266.92	3	1,302	434
Y	3,026,386.64	3	2,505	835
Z	1,755	3	855	285

*Origin is defined at the top corner of the block located at the lowest west and south coordinates and highest elevation

*The Block Model was rotated 45 degrees

Block Model Grade Estimation

Although the coefficient of variation (CV) for raw assays was high for most of the domains (see Tables 17.27 and 17.28), Ordinary Kriging was used to estimate grades into the block model from capped composites which show greatly reduced CV values (see Tables 17.30 to 17.33).

The orientations of the Guadalupe veins are variable and unwrinkling of the main domain solids should be evaluated prior to the next Mineral Resource estimate in 2011.  This process would remove artifact interpolation lines in the final model that result from estimation in wrinkled space due to the ellipse vs. vein strike changes.  This method may also provide a valuable tool to see potential ore shoots in unwrinkled space.  One cautionary note with respect to unwrinkled interpolation is that the changes in strike and dip are directly related to mineralization (ore shoot development).  Hence, the unwrinkled interpolation needs to be tempered with geology.

Two estimation passes were implemented that used incremental search ellipse radii for gold and silver in each geologic domain controlled by each pass.  The advantage of using different passes is that different restrictions may be applied to each pass; i.e. a minimum number of composites to estimate a block, or a maximum number of composites from a certain drillhole.

The first and second pass search distances take into consideration the variographic parameters (Table 17.34). The first pass was designed to fill the geologic solids with estimated grades.  The major and semi-major axes approximate the average strike and dip orientations, respectively, of the principal vein structures. The second pass was designed to over write block using more restrictive estimation parameters to give a more local estimate.  Table 17.36 below shows the general interpolation pass parameters.

Table 17.36: Interpolation Restrictions

	# Samples per DDH	# Samples required		Search ranges in meters
	Max per DDH	Min #	Max#	x	y	z
Pass1	4	2	16	600	600	600
Pass2	4	5	16	300	300	300

17.2.6 Block Model Validation

Visual Validation

A visual inspection of the block model in plan and vertical section was the first validation method used.  Figure 17.15 is an example of a vertical section (section Row_222) showing the Master1 vein surrounded by the Stockwork domain with blocks and composites colored by silver grade. Figure 17.16 shows the same section colored by gold grade. The block grade estimates honor the composites and the anisotropy observed in the deposit. There were no observable high-grade over-projections, except in a few blocks at the lower extensions of the veins, and from the first kriging pass; however, this pass was used to define Inferred Resources only.

Figure 17.15: Ag Block Grades vs. Ag Composites

Figure 17.16: Au Block Grades vs. Au Composites

17.2.7 Classification Scheme

The grade interpolation results were used in combination with 3D distance maps and grade x true thickness contours.  This method allowed the use of the pass confidence with both distance and geologic continuity assessment.  This type of classification was constructed manually through the use of polylines on long sections delineating areas of continuity based on the three criteria stated above.  In general the average drill spacing used for measured was 20 meters, 35 meters for Indicated and the remaining vein was classified as Inferred.  It should be noted that because drilling is not typically at a fix and constant spacing the distance criteria used for Indicated classification, which was done manually based also on geologic and grade x true thickness continuity, had some slight variance beyond 35 meters.

Following the completion of the silver and gold estimations and classification of blocks, the 3m x 3m x 3m block model was passed to Coeur engineers for Reserve definition work.  There was no block optimization with respect to QKNA (Quantitative Kriging Neighborhood Analysis) and the block sizes for the Guadalupe block model were chosen strictly based on mining method.

17.2.8 Statement of Mineral Reserves and Resources Guadalupe Deposit

The Guadalupe Resources conform to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), December, 2005, and meet the criteria of those definitions. The Qualified Person for this Technical Report has reviewed the work done by AMEC and believes the methods employed were appropriate and that the resultant Mineral Resources and Reserves are compliant with CIM NI 43-101 standards.

The Mineral Reserve and Resource for Guadalupe, effective January 1, 2011, is shown below.  Mineral Reserves were calculated using metals prices of $1,025/oz Au and $16.25/oz Ag in conjunction with cost and recovery assumptions. The Mineral Reserve cutoff grade for Guadalupe using these criteria was 2.29 g/t AuEq for underground mining (there are no open pit reserves at Guadalupe at this time), and the resultant Mineral Reserves are summarized in metric tonne units in Table 17.37.

Table 17.37: Guadalupe Deposit Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	793,600	1.91	168	48,800	4,281,500
Probable	5,868,200	1.70	145	319,800	27,267,600
Proven and Probable	6,661,800	1.72	147.30	368,600	31,549,100

Metals prices used were $1,025/oz Au and $16.25/oz Ag.

Cut-off grade for reserve was 2.29 g/t Au Equivalent [(Au Eq = Au g/t + (Ag g/t / 73.51)]

AuEq factor based on [($Price Au) / ($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

Mineral Resources were calculated using metals prices of $1,300/oz Au and $20.00/oz Ag in conjunction with cost and recovery assumptions.  The Mineral Resource cutoff grade for Guadalupe using these criteria was 1.8 g/t AuEq and the resultant Mineral Resources are summarized in metric tonne units in Tables 17.38 and 17.39.

Table 17.38: Guadalupe Deposit Mineral Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	833,800	2.03	184	54,600	4,937,500
Indicated	7,763,900	1.72	146	429,800	36,319,900
Meas. and Ind.	8,597,700	1.75	149	484,400	41,257,400
Inferred	6,559,500	2.02	129	426,600	27,238,400

Total Mineral Resource includes Proven and Probable Reserves

Metals prices used were $1,300/oz Au and $20.00/oz Ag.

Cut-off grade for resource was 1.80 g/t Au Equivalent [(Au Eq = Au g/t + (Ag g/t / 75.75)]

AuEq factor based on [($Price Au) / ($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

Table 17.39: Guadalupe Deposit Mineral Resource Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	112,400	1.59	182	5,700	656,000
Indicated	2,495,700	1.52	126	122,000	10,092,600
Meas. and Ind.	2,608,100	1.52	128	127,700	10,748,600
Inferred	6,498,500	2.02	129	422,700	26,966,500

Mineral Resources are in addition to Reserves and have not demonstrated economic viability

Metals prices used were $1,300/oz Au and $20.00/oz Ag.

Cut-off grade for resource was 1.80 g/t Au Equivalent [(Au Eq = Au g/t + (Ag g/t / 75.75)]

AuEq factor based on [($Price Au) / ($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

17.3 Mineral Resource Estimation Methodology La Patria

17.3.1 Data

Gold and silver mineralization at La Patria was modeled by MDA in September 2007 using data generated by Planet Gold through late September 2006 (See Section 11 of this report), including geologic mapping and RC and core drilling results.  Aerial photography was used to create a topographic model with two-meter contours.  These data were incorporated into a digital database, and all subsequent modeling of the La Patria Resource was created using Surpac® mining software.

17.3.2 Material Density

Planet Gold personnel performed dry bulk specific-gravity measurements using standard water-immersion methods on four dried and waxed whole-core samples of mineralized units (Table 17.40).

Table 17.40: La Patria Specific-Gravity Statistics: Mineralized Core Samples

Mean	2.41
Median	2.42
Std Dev	0.08
CV	0.03
Min	2.30
Max	2.50
Count	4

A density of 2.40 g/m3 was assigned to the modeled mineralization.  A significant amount of additional specific-gravity measurements is needed for future modeling.

17.3.3 Geological Model

Gold and silver mineralization at La Patria occurs in northwest-trending quartz ± carbonate breccia veins enveloped by variably developed quartz hydrothermal breccias. These mineralized structures dip 45-50° to the northeast and are accompanied by associated quartz-stockwork zones. The breccia veins range in thickness from less than a meter up to 15 meters in true width. Several hanging-wall splays occur within the upper 100m of the system, and these merge with the principal structure at depth. Quartz-stockwork zones are typically developed in the hanging-wall blocks, whereas narrow veins are hosted in the footwall block. La Patria appears to represent a partially preserved epithermal system that is more deeply eroded than Guadalupe.

The La Patria mineralization was modeled on cross sections, which were used to code the block model directly; no plan interpretations were completed. Gold and silver were modeled and estimated independently. Gold was modeled first, as it dominates the La Patria mineralization, and silver was then modeled using the gold interpretations as a guide.

Gold-equivalent grades were not modeled or estimated, but were used in the determination of cutoff values for silver and gold Resource reporting.

Gold Model

The gold distribution of all drill-hole assays resulted in the definition of grade populations of 0.15 to 1, 1 to 5, and greater than 5 g Au/t. Vertical sections oriented at 065° azimuth were plotted on 40m intervals across the La Patria deposit. Drill-hole traces and the topographic profile were placed on the sections, with gold assays colored by the grade population ranges defined above, quartz-vein percentages, lithologic codes, and mineralized structure codes plotted along the drill-hole traces. Slices through the void and mineralized structure solids were also plotted on the sections.

Mineral domain envelopes were interpreted on the cross sections that roughly correspond to the defined grade populations (Figure 17.17). The high-grade mineral domain envelopes, assigned a code of 300, follow thin high-grade zones in the central portions of the main mineralized vein structures. The mid-grade mineral domain envelopes (code 200) usually encompass the domain 300 polygons and define the principal structures more continuously. The low-grade mineral domains (code 100) define fairly large areas of quartz stockwork mineralization on both the hanging wall and footwall sides of the main structures.

Drill-hole assays were coded by the sectional mineral-domain envelopes. Descriptive statistics and population distribution plots of the assays within each of the mineral domains were examined to determine high-grade outliers appropriate for assay capping.

The sectional mineral domain envelopes were used to code a 5m x 5m x 5m block model rotated 25° to the west. The block sizes are not meant to imply that the data are sufficient to define the La Patria mineralization to the level of accuracy of a single block. Rather, the block sizes allow for dilution appropriate for potential open-pit mining.

The sectional mineral domains coded the block model by projecting the envelopes perpendicularly half the distance to the previous and following sections. The partial percentage of each gold mineral domain within each block was stored, as well as any remaining area outside of the mineral domains.

Figure 17.17: La Patria Vertical Section Mineralized Envelopes

Silver Model

Silver was modeled independently of the gold, but in an identical manner. Population distribution plots of silver drill-sample assays show grade populations of 10 to 40, 40 to 90, and greater than 90 g Ag/t. These populations, in combination with sectional grade continuity and geology, were used as guides in the definition of mineral domains 100 (low-grade wall-rock stockwork mineralization), 200 (mid-grade vein zones), and 300 (high-grade vein zones of limited extents), respectively.

The silver mineral domains were interpreted on cross sections, and these envelopes were used to code the block model. Each block in the model stores the partial percentages of the three mineral domains and unmineralized material. The capped drill-hole assays were composited down-hole at 1.52m intervals; only assays coded to a mineral domain were used to create composites for that domain. The drill-data density is inadequate to perform variographical analysis

17.3.4 Exploratory Data Analysis (EDA)

Capping

Composites for gold and silver were capped according to domain.  Tables 17.41 and 17.42 show the domain and capping data for gold.  Tables 17.43 and 17.44 show the same type of data for silver.

Table 17.41: Gold Domain Statistics — La Patria

Au Domain 100 Assays

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max.	Units
Hole ID	60
From	1440					0.00	272.95	meters
To	1440					1.52	274.47	meters
Length	1440	1.52	1.41	0.27		0.35	1.62	meters
Au	1440	0.35	0.45	0.38	0.84	0.00	3.49	g Au/t
Au Cap	1440	0.35	0.45	0.38	0.84	0.00	3.49	g Au/t
Domain	1440					100	100

Au Domain 200 Assays

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max.	Units
Hole ID	43
From	252					1.52	239.11	meters
To	252					3.05	240.63	meters
Length	252	1.52	1.40	0.31		0.50	1.53	meters
Au	244	1.47	1.91	1.16	0.61	0.00	6.25	g Au/t
Au Cap	244	1.47	1.90	1.13	0.60	0.00	5.00	g Au/t
Domain	252					200	200

Au Domain 300 Assays

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max.	Units
Hole ID	20
From	56					27.43	196.00	meters
To	56					28.95	196.50	meters
Length	56	1.00	1.27	0.41		0.42	1.53	meters
Au	54	8.69	10.46	7.79	0.74	0.32	41.00	g Au/t
Au Cap	54	8.69	9.92	6.06	0.61	0.32	25.00	g Au/t
Domain	56					300	300

Table 17.42: Gold Capping Statistics — La Patria

Domain	Cap (g Au/t)	No. of Samples Capped	Percentaue of Capped Samples in Domain
100	—	—	—
200	5	3	1.2%
300	25	4	7.4%

Table 17.43: Silver Domain Statistics — La Patria

Ag Domain 100 Assays

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max.	Units
Hole ID	57
From	492					0.00	298.70	meters
To	492					1.52	300.23	meters
Length	492	1.52	1.43	0.26		0.37	1.53	meters
Ag	488	16.0	19.1	12.6	0.7	0.0	85.0	g Ag/t
Ag Cap	488	16.0	19.1	12.6	0.7	0.0	85.0	g Ag/t
Domain	492					100	100

Ag Domain 200 Assays

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max.	Units
Hole ID	38
From	125					0.00	251.60	meters
To	125					1.52	253.12	meters
Length	125	1.52	1.43	0.28		0.35	1.53	meters
Ag	119	55.0	58.7	26.3	0.4	0.0	156.0	g Ag/t
Ag Cap	119	55.0	58.0	24.2	0.4	0.0	115.0	g Ag/t
Domain	125					200	200

Ag Domain 300 Assays

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max.	Units
Hole ID	24
From	60					3.05	196.00	meters
To	60					4.57	196.50	meters
Length	60	1.52	1.39	0.32		0.42	1.53	meters
Ag	58	163.0	247.7	319.1	1.3	0.0	2450.0	g Ag/t
Ag Cap	58	163.0	225.0	191.1	0.8	0.0	950.0	g Ag/t
Domain	60					300	300

Table 17.44: Silver Capping Statistics — La Patria

Domain	Cap (g Ag/t)	No. of Samples Capped	Percentage of Capped Samples in Domain
100	—	—	—
200	115	2	1.7%
300	950	2	3.4%

Composites

The capped drill-hole assays for La Patria were composited at 1.52m intervals to avoid de-compositing the RC samples.  Due to the sharp contact typical of the vein mineralization, only assays coded to a domain were used to create composites for that domain.  Tables 17.45 and 17.46 below show the summary statistics of the gold and silver composites.  The drill-data density is inadequate to perfom meaningful variographic analysis.

Table 17.45: Gold Composite Statistics — La Patria

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max.	Units
Hole ID	60
From	1479					0.00	272.94	meters
To	1479					1.52	274.46	meters
Length	1479	1.52	1.51	0.09	0.06	0.40	1.52	meters
Au	1479	0.42	0.91	1.89	2.07	0.00	25.00	g Au/t
Domain	1479					100	300

Table 17.46: Silver Composite Statistics — La Patria

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max.	Units
Hole ID	57
From	576					0.00	298.67	meters
To	576					1.52	300.19	meters
Length	576	1.52	1.49	0.13	0.09	0.48	1.52	meters
Ag	576	21.1	44.3	79.2	1.8	0.0	811.0	g Ag/t
Domain	576					100	300

17.3.5 Block Model Estimation Methodology La Patria

Two inverse-distance-squared passes were used to estimate gold and silver grades into the block model (Table 17.47). The estimation passes were performed independently for mineral domains 100, 200, and 300, so that only composites coded to a particular domain were used to estimate grade into blocks that were coded to that domain. The estimated grades were coupled with the partial percentages of the mineral domains, voids, and unmodeled waste stored in the blocks, in addition to the percentages of the block below surface topography, to enable the calculation of weight-averaged block-diluted gold and silver grades, as well as tonnes, for each block.

Table 17.47: Estimation Parameters — La Patria

Parameter	Pass 1	Pass 2
Estimation Method	ID3	ID3
Composites: Min/Max/Max-per-hole	2/10/2	1/10/2
Composite Length Weighting	yes	yes
Search Ellipse Orientation: Azimuth / Dip / Tilt	145° / 0° / 50°	145° / 0° / 50°
Search Distances (m) Major / Semi-Major / Minor axes	50 / 50/ 15	150 / 150 / 60

The major and semi-major axes of the first pass approximate the average down-dip and strike orientations of the principal vein structure. Third-power inverse-distance and shorter search-distance interpolations, similar to those used at Guadalupe, resulted in grades that were too close to nearest neighbor modeling due to the low data density. The second pass filled a minor amount of blocks that were not estimated in the first pass due to the high search distance anisotropy coupled with changes in attitude of the mineralized structures.

Silver grades were interpolated into the block model using the same estimation parameters as gold. Two inverse-distance-cubed passes were run independently on composites from mineral domains 100, 200, and 300 to interpolate grades into blocks coded to those domains. The estimated grades were coupled with the partial percentage of the mineral domains, voids, and unmodeled waste stored in the blocks, in addition to the percentage of the block lying below surface topography, to enable the calculation of weighted-average block-diluted silver and gold grades, as well as tonnes, for each block.

17.3.6 Block Model Validation

A nearest-neighbor estimate of the Palmarejo Resources was undertaken as a check on the inverse distance-cubed model. The nearest neighbor and inverse distance methods yield similar grades and tonnes at a 0.0 gold-equivalent cutoff grade. Grade distribution plots of assays and composites versus the nearest neighbor and inverse-distance block grades were also evaluated as a check on the estimation. In addition, the inverse-distance block model grades were compared visually to the drill-hole assay data to assure that reasonable results were obtained.  Figure 17.18 shows a cross section through the La Patria block model, and its relationships with the drill data.

Figure 17.18: La Patria Vertical Section Block Model

(block outlines color-coded by grade ranges of mineral domains)

MINE DEVELOPMENT ASSOCIATES
PALMAREJO SILVER AND GOLD

17.3.7 Resource Classification

The La Patria classification is similar to the Palmarejo classification scheme.  Silver and gold Resources are classified on the basis of the estimation pass that interpolated a grade into the blocks, anisotropic distance of the model blocks to the nearest composite, minimum number of composites, and minimum number of drill holes within a specified distance from a block. These criteria were first applied independently to each of the silver and gold domain grades estimated into each block (the “domain classification”; (Table 17.48). As the classification parameters may be different for each mineral domain in a block, the domain classifications of the mineral domain with the highest silver metal content and highest gold metal content were used to assign the domain silver and gold classifications, respectively, of each block. The block classification was then assigned on the basis of the metal with the highest gold-equivalent metal content. The final classification reflects changes resulting from the treatment of mining voids, as discussed in Section 17.1.4

Table 17.48: La Patria Domain Classification Parameters: Ag and Au

Domain Classification Parameters

		Composites		Drill Holes
Class	Estimation Pass	Min. No.	Max. Dist. to Nearest (m)	Min. No.	Max. Dist. to Closest Two Holes(1) (m)
Measured	1	2	15	2	25
	1	2	10	1	—
	1	2	25	1	—
Indicated	2	1	15	1	—
	2	2	30	1	—
Inferred	3	I	140	1	—

(1)   Composites from at least two holes lie within specified anisotropic distance from block

17.3.8 Statement of Mineral Reserves and Resources La Patria

La Patria has no Mineral Reserve at this time.

The Mineral Resources for the La Patria deposit, effective June 21, 2007, are summarized in metric tonne units in Table 17.49.  These Mineral Resources are based on a gold equivalent cutoff of 0.8 g/t based on an open pit mining scenario using metal prices of US$600 for gold, and US$11.00/oz for silver.

Table 17.49: La Patria Deposit Mineral Resources

No Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	0			0	0
Indicated	0			0	0
Meas. and Ind.	0			0	0
Inferred	3,600,000	1.49	35.0	171,000	4,030,000

Mineral Resources have not demonstrated economic value

Cutoff grade of 0.8 AuEq g/t

La Patria estimate effective September 17, 2007

17.4 Summary of Mineral Reserves and Resources Palmarejo District

The following tables present the total of all Mineral Reserves and Resources defined for the Palmarejo District deposits (including the Palmarejo Mine area, Guadalupe and La Patria).  Mineral Reserves and Resources for each deposit are discussed in greater detail previously in this section, and are presented here together as a summary.

The Total Mineral Reserves for the Palmarejo District are stated in Table 17.50 and include the Palmarejo and Guadalupe deposit Reserves.  The separate Mineral Reserves for each deposit are detailed in Sections 17.1 and 17.2 of this report.  The Total Mineral Reserves in Table 17.45 are based on the open pit and underground cut-off grade using metal prices of US$16.25/ oz silver and US$1,025/ oz gold.  There are no known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Palmarejo deposit Mineral Reserves.

Table 17.50: Total Palmarejo District Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	4,217,300	3.22	244	436,600	33,095,700
Probable	8,182,100	1.65	147	433,600	38,661,700
Total	12,399,400	2.18	180	870,200	71,757,400

Metal prices used were $1,025 US per Au ounce, $16.25 US per Ag ounce

Includes Mineral Reserves for Palmarejo and Guadalupe deposits

Table 17.51 shows the Mineral Resource for the Palmarejo District (including the Palmarejo, Guadalupe and La Patria deposits).  Palmarejo and Guadalupe Resources are based on metal prices of US$20.00/ oz silver and US$ 1,300/ oz gold inclusive of the Mineral Reserves.  La Patria Resources are based on metal prices of US$600 for gold, and US$11.00/oz for silver.

Table 17.51: Total Palmarejo District Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	5,617,500	2.73	212	493,400	38,339,900
Indicated	10,112,200	1.71	151	556,300	49,025,700
Meas. and Ind.	15,729,700	2.08	173	1,049,700	87,365,600
Inferred	10,847,500	1.81	98	631,000	34,225,000

Total Mineral Resource includes Proven and Probable Reserves

Cut-off grade for Palmarejo deposit: open pit 1.01 g/tAuEq, underground 2.08 g/tAuEq

Cut-off grade for Guadalupe deposit: underground only 1.80 g/tAuEq

Cut-off grade for La Patria deposit 0.80 g/tAuEq

Table 17.52 shows the remaining Mineral Resource for the Palmarejo District (including the Palmarejo, Guadalupe and La Patria deposits) exclusive of the Mineral Reserves, and although stated with consideration given to economics, Coeur emphasizes that these Mineral Resources have not demonstrated economic viability.

Table 17.52: Total Palmarejo District Mineral Resource Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	1,472,400	1.20	111	56,800	5,244,200
Indicated	2,613,000	1.60	136	134,700	11,404,300
Total	4,085,400	1.46	127	191,500	16,648,500
Inferred	10,703,600	1.82	98	625,300	33,807,800

Mineral Resources are in addition to Reserves and have not demonstrated economic viability

Cut-off grade for Palmarejo deposit: open pit 1.01 g/tAuEq, underground 2.08 g/tAuEq

Cut-off grade for Guadalupe deposit: underground only 1.80 g/tAuEq

Cut-off grade for La Patria deposit 0.80 g/tAuEq

SECTION 18 - OTHER RELEVANT DATA AND INFORMATION

No other data or information is relevant for the review of the Palmarejo Project.

SECTION 19 - INTERPRETATION AND CONCLUSIONS

The silver and gold mineral deposits in the Palmarejo District are zoned epithermal occurrences hosted in quartz veins and quartz-rich breccia within a package of volcanic and volcano-sedimentary rocks known to host similar occurrences in the Sierra Madre Occidental of northern Mexico.  The style of mineralization is typical of other epithermal precious metal deposits in the range as well as other parts of the world. Three deposits comprise the Mineral Resources and Reserves cited in this report — Palmarejo, Guadalupe and La Patria — and several other silver and gold mineralized targets exist on the property.

Extensive exploration programs were carried out at the Palmarejo, Guadalupe, and La Patria deposits.  The objective of these programs was to furnish sufficient information to assess the economic viability of these deposits with respect to further development.  The economic assessment process inherently covers areas such as data density, data verification and risk analysis to determine ore body development potential and viability of the resultant Resource estimate.

The Qualified Persons have visited the project sites and have reviewed all information regarding their relevant scopes of work (see Section 2). Data and assumptions used in the estimation of Mineral Resources and Mineral Reserves summarized in this report have also been reviewed by the Qualified Persons and they believe that the data are an accurate and reasonable representation of the Palmarejo silver-gold project.

The Mineral Reserves demonstrate the economic viability of the Palmarejo and Guadalupe deposits as combined open pit and underground mine operations delivering ores to the flotation/cyanidation mill to recover gold and silver.  The prefeasibility level work on Guadalupe has progressed to a sufficient level of detail in ore reserve estimation, mine planning, capital and operating costs estimates to warrant inclusion of Guadalupe reserves in the mine plan and cash flow projections.

SECTION 20 - RECOMMENDATIONS

The results of this study demonstrate the economic viability of the Palmarejo deposit as a combined open pit and underground mine using a flotation/cyanidation process to recover gold and silver. It is recommended that the construction and operation of the Palmarejo Mine continue as planned.  The Qualified Persons of this Technical Report recommend the following improvements for future work on the Palmarejo Project:

•                  The Palmarejo deposit Mineral Resource model should be refined in future estimations with all new drill data and by additional domain creation within the mineralized envelopes.  This should be performed by correlating geologic domains with grade domains using sectional interpretation as well as statistical analysis of grade domains.  Varied estimation parameters and grade interpolators should be tested to explore what method(s) reconcile the best with actual production figures.

•                  Assay quality control and assurance programs for the definition and grade control sampling are being/have been improved to provide an increased quality measure of the metals assays and metal grade estimates in the future.

•                  Future feasibility work on Guadalupe will focus on optimization of mine designs and plans to maximize economic benefit of this addition to Palmarejo.

•                  Mechanical availabilities currently being realized at site for the open pit equipment are lower than the assumptions used in this report. Work is underway at site to improve the availabilities; however the Qualified Person states that if improvement to the availabilities is not achieved then impacts to the mine plan and economics will occur.

•                  The waste rock dump plan used in this report is based on a dump design that does not currently have a geotechnical assessment. The current plan by site personnel is to abandon this location and dump material in previously assessed rock dump locations in conjunction with backfilling the Chapotillo pit. The Qualified Person agrees with this plan and accepts that no significant changes to the production schedule (i.e. increased haul distances) will occur provided that at least partial backfilling of the Chaptillo pit is completed.

SECTION 21 - REFERENCES

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Ammtec Ltd., a report prepared for Planet Gold, January 2004.

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Avery, Don, “Palmarejo Project Database Audit”, a private report prepared by Mine Development Associates for Coeur d’Alene Mines Corporation, December 13, 2010.

Blair, K. R., 2006, “A Comparison of Core and Reverse Circulation Drilling From The Palmarejo Project, Chihuahua, Mexico”, a report submitted to Palmarejo Gold Corporation By Applied Geoscience LLC Keith R. Blair, CPG December 2006.

Blair, Keith, “A Review of Assay Quality Assurance and Quality Control Information from the Palmarejo Project and Guadalupe Projects, Chihuahua, Mexico”, private report prepared by Applied Geoscience LLC for Palmarejo Silver and Gold Corporation, 2006.

Blair, Keith, “A Review of Assay Quality Assurance and Quality Control Information from the Palmarejo Project, Chihuahua, Mexico”, private report prepared by Applied Geoscience LLC for Palmarejo Silver and Gold Corporation, 2005.

Blair, Keith, “Guadalupe and La Patria Projects — Assay Quality Control Review”, private report prepared by Applied Geoscience LLC for Palmarejo Silver and Gold Corporation, July, 2008.

Chavez, B., “Memorandum on PMDH_070 Samples Provided”, internal report of Planet Gold, S.A. de C.V., 2004.

Coeur d’Alene Mines Corporation, “Palmarejo District Exploration 4th Quarter/Annual QAQC Summary Report 2009”, an internal report, December 2009.

Coeur d’Alene Mines Corporation, “Palmarejo Fourth Quarter/Annual QAQC Summary Report 2010”, an internal report, December, 2010.

Corbett, G., “Comments on Palmarejo, and Nearby Exploration Projects, Northern Mexico”, private report for Bolnisi Gold NL, 2005.

Corbett, G., “Comments on Palmarejo, El Realito and Yecora Exploration Projects, Northern Mexico”, private report for Bolnisi Gold NL, 2004.

Corbett, G., “Comments on the geology of Guadalupe and nearby Projects at Palmarejo, Mexico”, private report for Bolnisi Gold NL, 2007.

Cytec Mining Chemicals, “Update on Reagent Test Work on Palmarejo Ore”, 22 December, 2005.

Davies, R.C., “Guadalupe Project Structural Study”, internal memorandum of Bolnisi Gold NL, 2007.

Davies, R.C., “La Patria Project Structural Study”, internal memorandum of Bolnisi Gold NL, 2006.

DeCooper and Associates, “Tailings storage - Technical Specifications,” a private report for Bolnisi Gold NL, March, 2007.

Electrometals Technologies Ltd., “Summary Report: Electrowinning a Synthetic Palmarejo Electrolyte”, a private report for Bolnisi Gold NL, January, 2006.

Electrometals Technologies Ltd., “Summary Report: Silver Electrowinning from a Cyanide Electrolyte using EMEW®”, a private report for Bolnisi Gold NL, November, 2005.

Environmental Geochemistry International Pty Ltd., “Geochemical Characterization and ARD Assessment of Samples”, Palmarejo Gold Silver Project, October, 2005.

Fitzsimonds, Michael, an internal report prepared for Coeur d’Alene Mines Corporation by Behre Dolbear Group, Inc., RE: La Prieta Modeling for the Palmarejo Deposit, January, 2011.

Galvan, Victor H., “Palmarejo Epithermal Ag-Au Deposit, Chihuahua, Mexico: Report on First PhD Field Season, January-February 2007”, University of Tasmania, Hobart Australia, 2007.

Garcia Jiminez, Victor, “untitled mining title report by Garcia-Jimenez & Associates for Planet Gold, S.A. de C.V.,” [Legal opinion re: property rights] 2006a and 2006b.

Golder Associates Ltd., “Draft Report on Palmarejo Project April 2008 Stability Assessment”, a private report for Coeur d’Alene Mines Corporation, May 7, 2008.

Golder Associates Ltd., Final Report, “Review of Geotechnical Data at Guadalupe” a private report for Coeur d’Alene Mines Corporation, January, 2010.

Golder Associates Ltd., Letter RE: Geotechnical Review of Palmarejo, prepared for Coeur Mexicana by Tom Byers December 28, 2009.

Graeme, Campbell and Associates, “Geochemical characterization of Process-Tailings-Slurry samples, Palmarejo Project”, February, 2006.

Gustin, Michael M., “Technical Report, Palmarejo — Trogan Project, Chihuahua, Mexico, 43-101 Technical Report”, (Mine Development Associates, 2004).

Gustin, Michael M., “Updated Technical Report, Palmarejo — Trogan Project, Chihuahua, Mexico, 43-101 Technical Report”, (Mine Development Associates, 2005).

Gustin, Michael M., “Updated Technical Report, Palmarejo — Trogan Project, Chihuahua, Mexico, 43-101 Technical Report”, (Mine Development Associates, 2006).

Gustin, Michael M. and Neil B. Prenn. “Updated Technical Report Palmarejo-Trogan Project, Chihuahua, Mexico”, prepared for Palmarejo Silver and Gold Corporation and Coeur d’ Alene Mines Corporation September 17, 2007 by Mine Development Associates, 2007.

Hertel, Mark, an internal report prepared for Coeur d’Alene Mines Corporation by AMEC Mining and Metals, RE: Resource Estimation for the Guadalupe Deposit, January, 2011.

Heuristica Ambiental, “Estudio de Impacto Ambiental Proyecto Minero de Exploracion Y Explotacion del Palmarejo”, March, 2006.

Heuristica Ambiental, “Level 3 Risk Study. Palmarejo Mining Project,” January, 2006.

Jorge Cordoba, General Director of Operations at Palmarejo for Minas Huruapa, S.A. de C.V; [Personal Communication], 2007.

Knight Piésold, “Environmental Control Dam Detailed Design Summary, Palmarejo Project”, a private report for the Coeur d’Alene Mines Corporation, April, 2008.

Knight Piésold, “Interim Tailings Dam Construction Review, Technical Memorandum”, a private report for the Coeur d’Alene Mines Corporation, February 2008.

Knight Piésold, “NB07-00850”, a private report for the Coeur d’Alene Mines Corporation, December 12, 2007.

Knight Piésold, “Tailings and Water Management Design Summary NB201-00254/1-2”, a private report for the Coeur d’Alene Mines Corporation, February, 2008.

Masterman, G., “Guadalupe Precious Metal Zonation Patterns”, internal memorandum of Bolnisi Gold NL, 2006.

Masterman, G., Phillips, K., Stewart, H., Laurent, I., Beckton, J., Cordery, J., and Skeet, J., “Palmarejo Silver — Gold Project, Chihuahua, Mexico: Discovery of a Ag-Au Deposit in the Mexican Sierra”, unpublished report, 2005.

McCarthy, E.T., untitled letter to the chairman and directors of Palmarejo and Mexican Goldfields, Ltd. and attached schedules, 1909.

Mine Development Associates, “Mining Plan on the Guadalupe Deposit on the Palmarejo Property, Chihuahua, Mexico”, January 2010.

Orway Mineral Consultants Pty. Ltd., “Analysis and Comminution Circuit Modeling”, a draft report prepared for Planet Gold.

Outokumpu Pty Ltd., “Supaflo® Thickener Test Data Report S559TA”, private report for Intermet Engineering Technologies for the Palmarejo Project, July, 2005.

Outokumpu Technologies Pty Ltd., “Summary of Palmarejo Testwork — Leached Products”, December, 2005.

Panterra Geoservices Inc., “Evaluation of Structural and Geological Controls on Vein-Hosted Gold Mineralization at the Palmarejo Deposit, Chihuahua State, Mexico”, Rhys, D., 2009.

Panterra Geoservices Inc., “Guadalupe Project Area-Observations on its Lithostructural Setting and Potential Controls”, Rhys, D., 2009.

Panterra Geoservices Inc., “Petrographic Study of the Palmarejo Deposit, Chihuahua, Mexico”, Ross, K., 2009.

Pells, Sullivan, Meynink Pty, “PSM1129.R1 Full Report”, August, 2007.

Petrolab Laboratorio de inveStigaciones geologicas, “Mineralogy of Guadalupe Au-Ag Vein Deposit”, Melchor, A., January, 2010.

Roberts, Golder, “Geotech Report Stope Dimensions rpt-0507_08,” May, 2008.

Salas, G.P., ‘Sierra Madre Occidental Metallogenic Province’, in Salas, G.P., ed., “Economic Geology, Mexico” (Boulder, Colorado, Geological Society of America, The Geology of North America, v. P-3, p197-198.,1991 [Palmarejo geology], 1991

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SGS, “Pruebas Metalúrgicas Para Determinar la Susceptibilidad de Dos Muestras de Mineral a los Procesos de Lixiviación, Flotación y Concentración Gravimétrica”, Report No. SGS-49-08; a private report for Planet Gold, S.A. de C.V., November 11, 2008.

SGS, “Pruebas Metalúrgicas Para Determinar la Susceptibilidad de Cuatro Compositos de Mineral a los Procesos de Lixiviación, Flotación y Concentración Gravimétrica”, Report No. SGS-04-09; a prívate report for Coeur Mexicana, S.A. de C.V., March 06, 2009.

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Silver, L. T., and Anderson, T.H., “Further Evidence and Analysis of the Role of the Mojave-Sonora Megashear(s) in Mesozoic Cordilleran Tectonics”, Geological Society of America Abstracts with Programs, v. 15., 1983.

Sims, John, “Guadalupe Year-end 2009 Mineral Resource Estimation Methodology”, a Coeur d’Alene Mines Corporation internal report, February 21, 2010.

Skeet, J., “Palmarejo Gold-Silver Preliminary Project Summary”, internal report of Bolnisi Gold NL, 2004a.

Skeet, J., “Palmarejo Project, Chihuahua, Mexico, Site and Progress Report”, report of Bolnisi Gold NL, 2004b.

Stewart, H. H., “Progress report for the Guadalupe/Las Animas Target May 3, 2005”, internal memorandum of Bolnisi Gold NL, 2005.

Sullivan Meynink Pty Ltd, 2007, “Prefeasibility Geotechnical Assessment for Open Pit & Underground Mining at Palmerejo”; prepared for Coeur d’Alene Mines August 2, 2007.

The Mines Group, “Hydrogeology report for preliminary spillway design. Environmental Control Dam Palmarejo Project”, March, 2006.

Townend, R., and Associates, “Private Report on Mineralogy”, private report for Bolnisi Gold NL, 2004.

Water Management Consultants, “Palmarejo - Monthly Runoff/Rainfall Ratio Estimates”, a private report for the Coeur d’Alene Mines Corporation, December, 2007.

Water Management Consultants, “Preliminary Surface Water/Runoff Chemistry Estimates”, a private report for the Coeur d’Alene Mines Corporation, December, 2007.

Water Management Consultants, “Results of Mass Balance Model to Estimate Downstream Discharge from Overspill of the Environmental Control Dam”, a private report for the Coeur d’Alene Mines Corporation Palmarejo Project, January, 2008.

SECTION 22 - ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

22.1 Mining Operations

The Palmarejo operation is mined by both conventional open pit techniques and by longhole underground techniques with some minor cut and fill techniques.  The mining operation at Palmarejo is currently at full capacity and is expected to continue into 2015.

The Guadalupe operation will operate as a satellite to the Palmarejo Mine and is expected to commence ore production in 2012. The Palmarejo Mine will provide processing, tailings and administrative support for the Guadalupe Mine.  Ore will be mined primarily by longhole underground techniques and some minor cut and fill underground techniques.  Some extraction of the ore material may be by open pit which is currently being reviewed.  Ore material mined from Guadalupe is planned to be trucked to the Palmarejo mill.

The mine ore production schedule for the Palmarejo and Guadalupe operations is summarized in Table 22.1 below for the remaining Life of Mine.

Table 22.1: Remaining Life of Mine Production Summary - Palmarejo and Guadalupe

Underground and Open Pit Sources

	REMAINING LIFE OF MINE PRODUCTION PROFILE
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
Palmarejo Open Pit
Tonnes Ore	1,150,000	702,000	700,000	700,000	99,000							3,351,000
Au Grade (g/t)	1.59	1.55	1.38	1.28	1.16							1.46
Ag Grade (g/t)	184	188	165	173	146							177
Strip Ratio (Waste:Ore)	14	25	25	18	—							19
Palmarejo Underground
Tonnes Ore	550,000	650,000	650,000	503,000								2,353,000
Au Grade (g/t)	5.63	4.81	4.08	3.57								4.53
Ag Grade (g/t)	355.62	336.73	201.59	210.19								276.77
Palmarejo Stockpile
Tonnes Ore	34,000											34,000
Au Grade (g/t)	1.23											1.23
Ag Grade (g/t)	133.00											133.00
Guadalupe Underground
Tonnes Ore		50,000	520,000	688,000	850,000	850,000	850,000	850,000	850,000	850,000	304,000	6,662,000
Au Grade (g/t)		1.87	2.09	2.11	1.68	1.66	1.60	1.52	1.52	1.83	1.83	1.72
Ag Grade (g/t)		102	135	159	160	155	141	140	140	150	150	147.30

22.1.1 Palmarejo Operations

Mine Development Associates (MDA) was commissioned by Coeur d’Alene Mining Ltd. (“Coeur”) to complete both open pit and underground designs and mine production schedules for the Palmarejo operation.  The following section details the designs, production schedules, economic analysis and provides a statement of reserves.  Coeur was responsible for providing all operating cost, capital cost and design parameters to MDA. The statement of reserves has been completed to meet CIM NI 43-101 standards and is based on these designs, schedules and costs. Also an economic analysis was completed by Coeur to show that the material can be extracted economically.  The Qualified Person for this Technical Report has reviewed the work done by MDA and believes the methods employed were appropriate and that the resultant Mineral Reserves are compliant with CIM NI 43-101 standards.

Ore feed to the mill commenced in 2009 as planned, from a combination of surface and underground sources at Palmarejo. Surface mining extracted ore from the upper Rosario and Chapotillo clavos, and underground mining in the same period extracted ore principally from the 76 clavo with minor contributions from the lower Rosario clavo.  Future open pit mining will extract ore from the upper Rosario, Chapotillo, and Tuscon clavos in conjunction with underground extraction of ores from the 76, 108, and lower Rosario clavos.

Underground longhole mining methods are used to exploit the majority of the lower Rosario, 76 and 108 clavos, with a minor amount of cut and fill mining planned in select areas. Underground mining is by 4 and 8 cubic yard loaders (LHD’s) and 30 tonne trucks. Three portals were established to access underground ramp systems designed for life of mine access to these ore shoots.  One of these portals is located on the “Run of Mine” (ROM) ore stockpiling area, where all ore mined from underground sources is delivered by truck to the mill feed stockpile. Underground longhole mining utilizes Cemented Rock Fill (CRF) for backfilling of primary stopes.

Surface mining is by conventional drill and blast, truck and shovel operations.  Two O&K RH120 hydraulic shovels and one Cat 992 loader for loading and fourteen Cat 777F 100-ton class trucks for hauling.  Un-mineralized rock from the open pit mine is placed on the east, west and north edges of the open pit boundary, with provision to backfill mined out areas of the pit in future years.  Open pit ore is delivered to the ROM pad.

Underground and open pit ore stockpiled on the ROM pad is blended as it is fed to the primary crusher.  Crushed ore is conveyed to the live ore stockpile where it is reclaimed by an apron feeder and introduced to the grinding circuit for processing.

The open pit and underground ore will be fed into the mill to meet mill capacity of 5,000 to 5,700 tonnes per day.  The portion required from the open pit is 1,150,000 tonnes in 2011, and then 700,000 tonnes per year from 2012 through the end of the mine life. The portion required from the underground is 550,000 tonnes in 2011 and 650,000 tonnes from 2012 through the end of the mine life.

Palmarejo Underground Operations

Underground stope design was done by using polygons to define continuous zones of blocks above a cutoff grade, refining the detailed stopes or cut and fill shapes around the defined zones, then checking the average grade of the blocks to see that the mining volume meets cutoff grade after the inclusion of dilution.  Initial economic parameters for stope design are based on the 2010 budget planning.  These parameters were used to develop the cutoff grade of 2.90 g Au equivalent per tonne for stope design.  The cutoff grade was later revised to reflect longer-term cost and efficiency improvements.  This lowered the cutoff to 2.64 g Au equivalent per tonne, which was used to filter stopes which were not economic due to included dilution.  After filtering stopes for dilution, cut and fill stopes were designed to optimize the recovery of underground resources.  Cut and fill mining has a higher mining cost, which increases the cutoff for design to 2.90 g Au equivalent per tonne.

The economic parameters and resulting cutoffs are provided in Table 22.2 below.

Table 22.2: Underground Economic Parameters and Cutoff Grade

	2010 Budget	EOY LOM Costs	Cut & Fill Costs
UG Mining Cost	$45.88	$41.00	$49.00	$ per tonne mined
Process Cost	$31.50	$28.35	$28.35	$ per tonne ore
G&A Cost	$9.15	$9.15	$9.15	$ per tonne ore
Dore Shipping Cost	$2.10	$2.10	$2.10	$ per tonne ore
Au Recovery	93%	93%	93%
Au Payable	99.75%	99.75%	99.75%
Ag Recovery	80%	80%	80%
Ag Payable	99.50%	99.50%	99.50%
Gold Price	$1,025	$1,025	$1,025	$ per Ounce Au
Silver Price	$16.25	$16.25	$16.25	$ per Ounce Ag
Cutoff Grade	2.90	2.64	2.90	g Au/t
AuEq Factor	73.51	73.51	73.51

Stope Design

Two mining methods were considered for underground design at Palmarejo: 1) longhole stoping; and 2) cut and fill mining.  In addition, the longhole stopes may be developed as either conventional or transverse longhole stopes.

Longhole stopes were designed using polygons that define a continuous area of blocks over a 2.90 g Au equivalent per tonne cutoff grade in a cross-sectional view perpendicular to the vein. The cross-sections were spaced at 8-meter centers oriented at an azimuth of 45 degrees for the 76 and 108 Clavos. The stope design cross-sections for the Rosario area, also spaced at 8 meters, are oriented at an azimuth of 70 degrees. This stope design technique was applied throughout the entire mineralized area and for simplicity was also applied to the design of conventional longhole mining areas where groups of 5 sections will make a 40-meter conventional longhole stope.

The polygons were used to build solids. The resulting solids were used to define mining locations for scheduling and reserve tabulation.  This methodology incorporates minable solids, which also contain dilution from both internal waste and blocks that are below cutoff grade.  After tabulation of tonnes and grades for each of the stopes, the average grade was compared with the 2.64 g Au equivalent per tonne cutoff grade.  Stopes that were below this cutoff grade were either eliminated or redesigned.  Figure 22.1 shows the technique applied in designing longhole stopes and sills at Section-104 in the 76 Clavo area.

Figure 22.1: Section-104 at 76 Clavo with Gold Equivalent Blocks

Design for cut and fill stopes followed a similar process, except rather than designing these in cross-section, they were designed in plan view.  These were designed based on the remaining resource outside of the designed longhole stopes at a 2.90 g Au equivalent per tonne cutoff grade.  As with the longhole stopes, solids were made to define the mining locations, and the tonnes and grades inside of the solids were tabulated individually.  The cut and fill stopes also contained dilution, and those stopes where the average grade did not meet the 2.90 g Au equivalent per tonne cutoff grade were either eliminated or redesigned.

Longhole stopes require the development of access or “sills” both above and below the stope.  The upper sill is used for drilling, blasting, and backfill. The lower sill is used to muck ore that has been blasted from the stope and transport it through underground development to the surface.  The sills are developed to be 5 meters high, and the total height of the stope is 20 meters.  The main portion of the stope lies between the lower and bottom sill.

Mining of ore at Palmarejo anticipates the use of both conventional (longitudinal) and transverse longhole stopes.  For conventional stopes, secondary access comes off of the main development and drives through the ore perpendicular to the vein.  Then the sill is developed through in the ore parallel with the vein.  This is repeated every 40 meters of strike length along the ore body on each level.  The longitudinal stopes are developed where the ore body is at least 5 meters wide, but narrower than 15 meters.

Where the ore body exceeds 15 meters in width, the transverse longhole stopes are used.  The secondary access for a transverse stope is driven from the main access to contact the vein perpendicular to the ore body.  The sill is then developed perpendicular across the vein.  This requires secondary development to intersect the ore body every 16 meters, which increases the development requirements when compared to longitudinal stopes, but it allows for mining of the full width in the veins.  Primary stopes are mined leaving an 8-meter width between each stope.  After mining, the stopes are backfilled with rock and cement, and then after the backfill is cured, secondary stopes are mined between the primary stopes to recover the remaining reserve.

Cut and fill allows for better selectivity in mining but is more costly.  Cut and fill mining is done by mining tunnels or “drifts” off of the secondary access through the ore, and then slashing or removing ore along the walls of the drifts.  After the ore has been slashed from the walls, the mined-out drifts are backfilled with waste rock or with cemented waste rock as required by the backfill specifications.  Cut and fill stopes are mined in 5-meter slices from the bottom up.  For the first slice, the secondary development is generally ramped downward, to the bottom of the cut and fill stope.  After completion of the first slice, a portion of the secondary development is backfilled and the secondary access is flattened toward the bottom of the second slice.  The second slice is then mined and backfilled, and the process is repeated for each slice in the stope.  The total designed height of a cut and fill stope is a maximum of 20 meters before another stope above it would be started from a different access point.  Cut and fill stopes at Palmarejo are typically used for remnant mining near the longhole stopes.  Thus, in most cases, access to most cut and fill stopes will be from the secondary access developed for longhole stoping.  In addition, few of the cut and fill stopes will be the full 20 meter height.

The parameters and design criteria used for the Palmarejo mine are summarized below in Table 22.3.  Figure 22.2 shows the areas where the different mining methods will be applied in the Palmarejo underground mine.

Table 22.3: Palmarejo Mining Methods and Stope Design Parameters

Cut & Fill	Minimum heading size 3.0 x 5.0 meters	Vein width between 3 and 5 meters 20 meters between levels < 4% of underground mining
Conventional Long-hole	Maximum width up to 15 meters depending on ground conditions Maximum open span on hanging wall - 40 meters Minimum hanging wall dip - 45 degrees Minimum footwall dip - 50 degrees	Vein width between 5 and 15 meters 20 meters between levels 38% of underground mining
Transverse Long-hole	Max width of primary and secondary stopes 8 meters Minimum hanging wall dip - 45 degrees Minimum footwall dip - 50 degrees Maximum length - 40 meters	Vein width greater than 15 meters 20 meters between levels 58%of underground mining

Figure 22.2: Palmarejo Underground Mining Methods

Cut and fill mining areas are shown in blue, and conventional longhole mining and transverse mining areas are shown in green and yellow respectively.

Dilution and Mining Losses

Stope designs were used to determine tonnage and diluted grades. Any unclassified or inferred material within the solids was treated as internal waste. No further ore loss or dilution from over break at the walls was taken into account because of the level of detail at which the stopes were designed.

After stope design was complete, sub-economic stopes were either eliminated or redesigned.  The nature of eliminating stopes created a loss of potential ore associated with waste on the outer edge of the deposit.  MDA considers this ore loss reasonable for this study, and no other ore loss factors were used.  The Qualified Person agrees that this ore loss methodology is reasonable.

Underground Development

Updated development designs were created and tied to the existing underground development.  Existing headings from the 840 Level through the 1060 Level at the 76 Clavo already provide most of the access to production stopes at this location.

Main access development such as main access ramps, haulage drifts, and stope access crosscuts were designed with a cross section of 5 x 5 meters.  Ramps were designed with a maximum gradient of 15%, and the main level drifts were designed with a 0.5% gradient.  Table 22.4 summarizes the updated underground development for Rosario, 76, and 108 Clavos.

Table 22.4: Palmarejo Underground Development Summary

	Clavo 76	Clavo 108	Rosario	Total
Main Drift	1,935	996	1,483	4,414
Orepass finger	—	37	22	59
Orepass	—	106	28	134
Vent raise/shaft	—	189	375	564
Muck Bay	—	—	47	47
Main Ramp	1,374	893	1,783	4,051
Access to Crosscut from Main Ramp	202	145	229	575
Access to Orepass	—	102	43	145
Access to Orepass	866	909	1,155	2,929
Access to Vent raise/shaft	—	206	252	458
Total - Clavo 76	4,377	3,583	5,417	13,376

Underground Mine Development Schedule

Mine development continues from the current mining location in the 76 Clavo area at the end of December, 2010, towards the upper levels. After completing development in the upper levels, development continues in the lower levels to finish mining the 76 Clavo. The 108 Clavo also has existing development, and this development will continue as lower levels of 76 Clavo are being mined. Development at the Rosario area will start approximately half a year prior to completion of production in the 108 Clavo. A total of 13,376 meters of development is planned.  Table 22.5 shows the planned underground development for Palmarejo.

Table 22.5: Palmarejo Underground Development Schedule Summary

Palmarejo Primary Underground Development Summary (m)

	2011	2012	2013	2014	2015	2016	Total
Main Drift	1,755	706	1,389	564			4,414
Vent raise/shaft		102	203	259			564
Muck Bay			15	32			47
Main Ramp	1,048	934	1,747	322			4,051
Acces to Crosscut from Main Ramp	172	59	254	90			575
Access to Vent raise/shaft		113	312	32			458
Sub-total	2,975	1,914	3,920	1,300			10,109

Palmarejo Secondary Underground Development Summary (m)

	2011	2012	2013	2014	2015	2016	Total
Orepass finger			59				59
Orepass			134				134
Access to Orepass		52	94				145
Stope Cross-cut in WASTE	653	922	887	467			2,929
Sub-total	653	973	1,174	467			3,268

Total	3,628	2,887	5,094	1,767			13,376

Underground Mine-Production Schedule

Current underground production is coming from the 76 Clavo. Underground operations will continue at this location while access to production stopes is developed at 108 Clavo and Rosario. In order to achieve the required production rates, production at 108 Clavo and Rosario is to commence in 2013.

Production from underground at Palmarejo is summarized below in Table 22.6

Table 22.6: Palmarejo Underground Production Schedule Summary

	Units	2011	2012	2013	2014	2015	2016	Total
Clavo 76 Total	K Tonnes	550	650	348	67	—	—	1,615
	g Au/t	5.63	4.81	4.25	4.15	—	—	4.94
	K Ozs Au	99	101	48	9	—	—	257
	g Ag/t	355.6	336.7	245.3	163.4	—	—	316.3
	K Ag Ozs	6,289	7,037	2,744	353	—	—	16,422
Clavo 108 Total	K Tonnes	—	—	253	197	—	—	450
	g Au/t	—	—	4.36	4.94	—	—	4.61
	K Ozs Au	—	—	35	31	—	—	67
	g Ag/t	—	—	155.8	222.0	—	—	184.8
	K Ag Ozs	—	—	1,266	1,407	—	—	2,673
Rosario Total	K Tonnes	—	—	49	239	—	—	288
	g Au/t	—	—	1.48	2.27	—	—	2.14
	K Ozs Au	—	—	2	17	—	—	20
	g Ag/t	—	—	128.0	213.6	—	—	199.0
	K Ag Ozs	—	—	203	1,638	—	—	1,841
Total All Areas	K Tonnes	550	650	650	503	—	—	2,353
	g Au/t	5.63	4.81	4.08	3.57	—	—	4.53
	K Ozs Au	99	101	85	58	—	—	343
	g Ag/t	355.6	336.7	201.6	210.2	—	—	276.8
	K Ag Ozs	6,289	7,037	4,213	3,398	—	—	20,937

Palmarejo Open Pit Operations

Open pit reserves have been defined by first running Lerchs Grossman pits using Gemcom Whittle™ (Whittle™) software, analyzing the results to determine appropriate ultimate pit limits, modifying existing pit designs to allow access of people and equipment, determining ore and waste by applying a cutoff grade, and then creating a production schedule that supplies ore to the mill.  Whittle™ uses the block model along with economic and slope parameters.  The following sections summarize the parameters used and the Whittle™ results.

Life-of-mine economic parameters for pit optimization are shown in Table 22.7.

Table 22.7: Open Pit Economic Parameters for Pit Optimization

Base Gold Price	$1,025	$/Oz Au
Base Silver Price	$16.25	$/WOz Ag
Open Pit Mining Cost	$1.48	$/t Mined
Processing Cost	$28.35	$/t Processed
G&A Cost	$8.52	$/t Processed
Dore Shipping and Refining	$2.10	$/t Processed
Au Recovery	93.00%
Au Payable	99.75%
Ag Recovery	80.00%
Ag Payable	99.50%
Internal Cutoff Grade	1.27	g Au/t
External Cutoff Gradde	1.32	g Au/t

Slope Parameters

The slope parameters are based on geotechnical studies and mining experience.  They are graphically shown in Figure 22.3.  The slopes were adjusted for pit optimizations to allow for ramps that will be placed in the final pit.  As the Rosario pit is deeper than the others, the ramp requirements to access minable material require more flattening than other areas.  Table 22.8 shows the slope parameters that were used for Whittle™ pit optimizations.  This table shows the azimuth angles as input into Whittle™, which define different sectors where the slope angle is applied equally.  The slope angles between sectors specified in Whittle™ (i.e.: 248° to 292°) are transition zones in which the slope angle is interpolated within the Whittle™ software.

Figure 22.3: Pit Slope Design Parameters

Provided by Coeur

Table 22.8: Open Pit Slope Parameters

	Area	Azimuth Range	Slope Angle
Rosario	Hangingwall	202 to 248	37
	Footwall	292 to 158	45
Tucson & Chapatillo	Hangingwall	128 to 162	50
	Footwall	298 to 92	45

Pit-Optimization Results

Pit optimizations were completed using variable gold prices from $300 to $2,000 per ounce of gold in $25 per ounce increments.  This was done using a revenue factor, which is simply used by the program to multiply against the metal price.  Thus, the resulting silver price used for each pit is the revenue factor times the base silver price of $16.25 per ounce.  The corresponding silver prices used ranges from $4.76 to $31.71 per ounce of silver.

Whittle™ pit optimization results for gold prices from $300 to $2,000 per ounce are shown in Table 22.9 in $100 per ounce of gold increments.  At the end of Table 22.9 the $1,025 per ounce of gold Whittle™ results are shown highlighted in grey.

Table 22.9: Whittle™ Pit Results

	Material Processed							Waste	Total	Strip
Pit	Au Prices	Ag Price	K Tonnes	g Au/t	g Ag/t	g AuEq/t	K Ozs AuEq	K Tonnes	K Tonnes	Ratio
1	$300	$4.76	335	3.7	380.28	8.88	96	3,648	3,983	10.88
5	$400	$6.34	724	2.81	308.33	7.01	163	8,194	8,918	11.31
9	$500	$7.93	1,199	2.33	266.62	5.96	230	13,884	15,083	11.58
13	$600	$9.51	1,621	2.05	238.78	5.3	276	18,534	20,155	11.43
17	$700	$11.10	1,970	1.86	218.3	4.83	306	21,039	23,009	10.68
21	$800	$12.68	2,359	1.71	202.91	4.48	339	25,985	28,344	11.01
25	$900	$14.27	2,673	1.61	190.93	4.21	362	29,256	31,928	10.95
29	$1,000	$15.85	3,660	1.47	175.6	3.86	454	58,810	62,470	16.07
33	$1,100	$17.44	3,994	1.4	167.01	3.67	471	61,006	65,000	15.27
37	$1,200	$19.02	4,338	1.34	159.66	3.51	489	64,542	68,881	14.88
41	$1,300	$20.61	4,620	1.29	153.49	3.37	501	66,140	70,759	14.32
45	$1,400	$22.20	4,973	1.23	147.07	3.24	517	70,204	75,177	14.12
49	$1,500	$23.78	5,265	1.19	142.05	3.12	529	72,939	78,204	13.85
53	$1,600	$25.37	5,496	1.16	137.96	3.03	536	73,690	79,187	13.41
57	$1,700	$26.95	5,816	1.12	133	2.93	547	76,493	82,309	13.15
61	$1,800	$28.54	6,040	1.09	129.67	2.85	554	77,773	83,813	12.88
65	$1,900	$30.12	6,242	1.07	126.69	2.79	560	78,569	84,810	12.59
69	$2,000	$31.71	6,454	1.04	124.02	2.73	567	81,282	87,735	12.59
30	$1,025	$16.25	3,737	1.45	173.39	3.81	458	59,066	62,802	15.81

Pit-Shell Selection for Ultimate Pit Limit

The $1,025 Au price pit shell was selected to be used as a guide for pit design based on optimizing resources for the gold price selected by Coeur for statement of reserves.

Pit Designs

Pit designs were created in multiple phases to allow access to the ore required to maintain feed to the mill.  The following sections discuss the design parameters used and show the resulting pit designs.

Bench Height

Current mining is done on 7.5-meter benches and work well with the shovel sizes being used at Palmarejo.  This bench height is three times the block height in the block model, but active practice in the pit is to have a geologist watch over the loading process.  At contacts between ore and waste, the operation will utilize backhoe-style excavators to clean the contact as best as possible.  Thus, the selectivity they are currently achieving is reasonable for both the 2.5-meter block height and the 7.5-meter bench height.  The remaining pits have been designed using a 7.5-meter bench height.

Pit Slopes

Slope parameters are based on geotechnical studies and mining experience.  The parameters are divided into footwall and hanging-wall and end-wall regions based on the slope’s relationship to the veins being mined.  Figure 22.3 above, shows the slope parameters used for pit design updates.

The footwall is flatter than the hanging wall, with an overall recommend angle of 43.8°.  This is achieved using a 60° bench face angle and a 7.0-meter catch bench for each 15 meters vertically.  The hanging-wall and end-wall areas were designed to the recommended 51.3° overall slope using a 75° bench-face angle and 8.0-meter catch benches for each 15 meters in vertical height.  During the design process, the walls were smoothed by hand to transition the walls from the different regions.

Haulage Roads

Haul roads were designed based on current practices using an overall width of 25 meters and 10% road gradients.  The ramp width was narrowed toward the bottom of each of the pit phases to 15 meters where one-way traffic is anticipated.  This occurs when the stripping ratio is sufficiently low that the total mined tonnage requirements for the phase are reduced.

MDA checked the haul road widths in relation to the width of Caterpillar 777F trucks.  By US standards safety berms should be maintained that are half of the height of the largest truck tire (777F trucks).  This would require a minimum berm height of 1.31 meters to be maintained.  Assuming an average 1.44-meter berm height (10% over the required) and the design width of 25.0 meters, a two-way ramp inside the pit with one berm allows for 20.35 meters of running room.  This is 3.14 times the width of a single truck.

The maximum gradient was steepened to 12% for short distances to link existing roads in the north and west to the mill.  This is consistent with current practices.

The design uses switchbacks to maintain access.  Where switchbacks were designed, an 8% centerline gradient was used.  This creates a maximum of about 12% gradients for short stretches on the insides of these curves.

Pit Phasing and Ultimate Pit

Pit designs were created to allow access of people and equipment for mining Rosario, Tucson, and Chapatillo.  The starting point was the end of December topography, which shows the current working and access roads.  Rosario is to be mined using four different pit phases, while both Tucson and Chapatillo will be mined in single pit phases.  The four phases in Rosario have been named the starter pit, phase 1A, phase 1, and phase 2.  Figure 22.4 shows the Rosario Starter pit design along with the

Chapatillo pit design to the southeast.  Figure 22.5 through Figure 22.7 show the remaining Rosario pit designs, and Tucson phase 1 pit design is shown merged with the Rosario pits as the ultimate pit design in Figure 22.8. The ultimate pit design is based on the Whittle™ pit at metal prices of $1,025 per ounce gold and $16.25 per ounce silver.

Figure 22.4: Rosario Starter Pit and Chapatillo Phase 1 Pit Designs

Rosario Pit
1117.5 el
1072.5 el

MINE DEVELOPMENT ASSOCIATES

Coeur d'Alene Mines Corporation
Palmarejo Project
Rosario Starter Pit

Figure 22.5: Rosario Phase 1A Pit Design

1080 el
1050 el
1072.5 el
1132.5 el
1072.5 el
1147.5 el
Rosario Pit
Chapotillo Pit
997.5 el
MINE DEVELOPMENT ASSOCIATES
Coeur d'Alene Mines Corporation
Palmarejo Project
Rosario Phase 1A

Figure 22.6: Rosario Phase 1 Pit Design

1065 el
1020 el
1003 el
1042.5 el
1102.5 el
Rosario Pit
1062 el
1027.5 el
997.5 el
997.5 el
MINE DEVELOPMENT ASSOCIATES
Coeur d'Alene Mines Corporation
Palmarejo Project
Rosario Phase 1

Figure 22.7: Rosario Phase 2 Pit Design

1065 el
1072.5 el
1027.5 el
1057.5 el
1230 el
1170 el
Rosario Pit
MINE DEVELOPMENT ASSOCIATES
Coeur d'Alene Mines Corporation
Palmarejo Project
Rosario Phase 2

Figure 22.8: Palmarejo Ultimate Pit Design

1072.5 el
952 el
1027.5 el
1027.5 el
1057.5 el
1230 el
1170 el
Rosario Pit
Chapotillo Pit
997.3 el
MINE DEVELOPMENT ASSOCIATES
Coeur d'Alene Mines Corporation
Palmarejo Project
Tucson Phase 1

Cutoff Grade

A 1.27 g AuEq/t cutoff grade was used for reserves based on economic parameters provided by the Palmarejo site.  Open pit ore was divided into high-oxide and low-oxide based on a manganese percentage estimated by Coeur.  During the first year of operations, the silver recovery is based on the pit phase that is being mined and the oxide type, with high oxide ore having a lower recovery.  During 2011, Palmarejo will upgrade the CIL circuit in the mill, which is anticipated to improve silver recoveries to a constant 80%.  The impact of the change in silver recovery is not seen in the cutoff grade as the cutoff grade is developed in units of g AuEq/t.  However, the recovery does impact the AuEq factor.

Table 22.10 shows the economic parameters used for defining the open pit cutoff grades and AuEq factors.  The AuEq factor is used to determine the AuEq grade as a function of the Au and Ag grades as follows:

AuEq = Au + Ag / AuEq Factor

Table 22.10: Open Pit Economic Parameters, Cutoff Grades, and AuEq Factors

	2011 Open Pit Cutoff Grade and Au Equivalent Facotrs								LOM
	Rosario Starter & Ph1 Low Oxide	Rosario Starter & Ph1 High Oxide	Rosario Ph2 Low Oxide	Rosario Ph2 High Oxide	Chapotillo Ph1 Low Oxide	Chapotillo Ph1 High Oxide	Tucson Ph1 Low Oxide	Tucson Ph1 High Oxide	Cutoffs & AuEq All Areas
Open Pit Mining Cost	$1.48	$1.48	$1.48	$1.48	$1.48	$1.48	$1.48	$1.48	$1.48	$ per tonne mined
Process Cost	$28.35	$28.35	$28.35	$28.35	$28.35	$28.35	$28.35	$28.35	$28.35	$ per tonne ore
G&A Cost	$8.52	$8.52	$8.52	$8.52	$8.52	$8.52	$8.52	$8.52	$8.52	$ per tonne ore
Dore Shipping Cost	$2.10	$2.10	$2.10	$2.10	$2.10	$2.10	$2.10	$2.10	$2.10	$ per tonne ore
Au Recovery	93%	93%	93%	93%	93%	93%	93%	93%	93%
Au Payable	99.75%	99.75%	99.75%	99.75%	99.75%	99.75%	99.75%	99.75%	99.75%
Ag Recovery	75%	63%	80%	75%	80%	78%	77%	75%	80%
Ag Payable	99.50%	99.50%	99.50%	99.50%	99.50%	99.50%	99.50%	99.50%	99.50%
Gold Price	$1,025	$1,025	$1,025	$1,025	$1,025	$1,025	$1,025	$1,025	$1,025	$ per Ounce Au
Silver Price	$16.25	$16.25	$16.25	$16.25	$16.25	$16.25	$16.25	$16.25	$16.25	$ per Ounce Ag
External Cutoff	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32	1.32	g Au/t
Internal Cutoff	$1.27	$1.27	$1.27	$1.27	$1.27	$1.27	$1.27	$1.27	$1.27	g Au/t
AuEq Factor	78.41	93.35	73.51	78.41	73.51	75.40	76.38	78.41	73.51

Dilution

While the model block heights are smaller than the mining bench heights, ore control practices at Palmarejo allow for reasonable selectivity with relationship to the block size.  While blocks could be made a bit larger, MDA believes that the dilution that is incorporated into the model by block size and estimation parameters is appropriate for a statement of reserves without additional factors.  Thus, no additional dilution factors have been used. The Qualified Person agrees that this dilution methodology is reasonable.

Open Pit Mine-Waste Facilities

MDA received an ultimate waste dump design from Palmarejo staff and has relied on this design for definition of the waste dump facilities.  MDA used this design along with the end of December topography to create a solid of the ultimate waste dump resulting in a total volume of 32.8 million cubic meters.  With a swell factor of 1.3, this provides storage of about 64 million tonnes of waste, which is more than the waste defined in association with the reserves.

MDA did receive a geotechnical report for waste dumps authored by Golder Associates entitled “Geotechnical Assessment Proposed Waste Dump Plan Palmarejo Mine” (Golder. September 17, 2008).  This report describes two separate dump designs: one to the north; and one to the east of the pit. The current operational dumps are the feasibility (Golder) east dump and a southern dump on the immediate south side of the open pit.  The south dump began use in 2010 and Golder and Associates have been contracted for a review and design optimization of the south dump and a complete review and update of the LOM waste dump plan in early second quarter of 2011. The Qualified Person agrees that the existing dump plan needs to be reviewed and refined in conjunction with an updated Geotechnical study.

Mine Operating Schedule

The open pit production schedule, along with other equipment parameters, is used to determine the number of operating hours per day a piece of equipment is available to work.  MDA used the following assumptions:

•                  Ten days per year were assumed to be lost due to holidays and weather delays.  This leaves 355 days per year for operations (356 days in 2012 due to leap year);

•                  It was assumed that there would be two shifts per day operating 12 hours per day and 7 days per week; and

•                  Standby time includes 1.75 hours per shift for startup, shut down, lunch, breaks, and safety or lineout meetings.

With the above parameters, the percentage of operating hours per nominal operating hours per year (24 hours a day 365 per year) is 83.1%.

Open Pit Mine Production Schedule

The mine production schedule is based on the production rates for ore and waste required to produce mill ore at the rates specified by Coeur.  The ore that is mined will be fed into the mill along with underground ore to meet the mill total capacity of 5,000 tonnes per day.  The portion required from the open pit is 1,150,000 tonnes in 2011, and then 700,000 tonnes per year from 2012 through the end of the mine life.

MDA created the schedule using MineSched software from Gemcom.  The schedule uses the reserves from the pit phase design along with various parameters to constrain the schedule using quarterly periods.  Proven and Probable reserves were split into Low and High manganese oxide material to account for current low silver recoveries in the first year.

The yearly mine production schedule is summarized in Table 22.11.

Table 22.11: Yearly Mine Production

		2011	2012	2013	2014	2015	2016	Total
High	K Tonnes	510	259	312	65	70	—	1,216
Magnesium	g Au/t	1.60	1.58	1.43	1.13	1.08	—	1.50
Ore	K Ozs Au	26	13	14	2	2	—	59
	g Ag/t	208.5	211.6	186.0	169.0	134.9	—	197.0
	K Ag Ozs	3,420	1,760	1,865	355	302	—	7,703
Low	Tonnes	640	443	388	635	29	—	2,135
Magnesium	g Au/t	1.58	1.53	1.33	1.30	1.34	—	1.44
Ore	Ozs Au	32	22	17	26	1	—	99
	g Ag/t	164.4	173.5	148.9	173.9	173.4	—	166.4
	Ag Ozs	3,381	2,473	1,858	3,548	163	—	11,423
Total Ore	Tonnes	1,150	702	700	700	99	—	3,351
	g Au/t	1.59	1.55	1.38	1.28	1.16	—	1.46
	Ozs Au	59	35	31	29	4	—	157
	g Ag/t	184.0	187.6	165.4	173.5	146.3	—	177.5
	Ag Ozs	6,802	4,233	3,723	3,904	465	—	19,126
Waste	Tonnes	16,155	17,582	17,568	12,399	—	—	63,704
Total Mined	Tonnes	17,305	18,284	18,268	13,099	99	—	67,055
Strip Ratio	W:0	14.05	25.05	25.10	17.71	—		19.01

22.1.2 Guadalupe Operations

The Guadalupe deposit is located approximately 6 kilometers southeast of the Palmarejo mine site and processing plant and will be operated as a satellite of Palmarejo.  Guadalupe will be mined by underground mining methods; however a small open pit operation is currently being reviewed.  Ore processing and administrative support will be done at the Palmarejo site.  A dedicated mining fleet and small engineering, geology and safety staff will be located at the Guadalupe site.

Guadalupe currently is designed to be mined at an initial rate of approximately 1,500 tonnes per day while ore is mined in conjunction with Palmarejo then at a rate up to 4,100 tonnes per day once Palmarejo is depleted.  Based on current reserves Guadalupe will have a mine life of 7 years.

The geology and mineralization styles at Guadalupe are similar to Palmarejo which has allowed application of Palmarejo designs to Guadalupe.  The mineralized veins of the Guadalupe deposit strike approximately North 45 degrees West and dip approximately 50 to 60 degrees to the northeast.  The average vein thickness varies by elevation from less than 2 meters to over 25 meters.  Mineralized material is near the surface in the southern portions of the deposit and then trends deeper below the surface as the vein strikes to the north.

Since the vein at Guadalupe has a variable thickness two underground mining methods were considered.  For areas greater than 15 meters wide Transverse Longhole mining was used, for areas between 5 and 15 meters wide Conventional (Longitudinal) Longhole mining methods were used.  Material less than 3 meters wide was not considered for this study but further evaluations of this material should be conducted using cut and fill techniques.

Underground mining will be accomplished with a fleet of Load-Haul-Dump (LHD) scoop trams and 30-tonne trucks.  Ore will be transferred from the stope to muck bays or to an ore pass. The trucks may or may not be used based on the distance from the stope to the ore pass.  The ore pass would transfer the material by gravity to a loading pocket on the main haulage level.  The broken ore would then be hauled from underground to the surface and placed in a stockpile. Then the ore material will transported to the Palmarejo processing plant via the larger open pit haul trucks from Palmarejo operation.

Waste material from stope preparation and ramp development will be hauled to a waste storage facility.  The waste will then be utilized in making an engineered Cemented Rock Fill (CRF) for backfilling empty stopes.  The CRF specifications and make-up plant are the same as the design for the Palmarejo mine.

Stope Design

The mining shapes were designed using a resource block model with blocks that are 3m x 3m x 3m and a geologic vein solid. The model contains gold, silver and equivalent gold grades as well as the percentage of the block with in the vein and the surrounding stockwork solid.  A consolidated block model was created from this percentage model and then manipulated to produce an AuEq model with a factor of 73.51 for use in creating shapes about cutoff grade. These shapes were designed by drawing polylines in plan view around measured and indicated blocks only, using a cutoff grade of 2.29 g/t AuEq, including internal dilution of blocks below cutoff or inferred blocks only when necessary to create minable shapes.  The polylines were drawn every 6 meters vertically and used to build the orebody shapes for each area of the mine (Norte Clavo, Guadalupe Clavo and Las Animas Clavo).  Figure 22.9 is an example of the Guadalupe stope design.

Figure 22.9: Guadalupe Stope Design

Note: Red blocks are above 2.29 g/t AuEq cutoff, blue blocks are below cutoff.  White blocks show the measured and indicated classification. The white line is the polyline drawn around appropriate blocks.

Additional parameters used designing the stope shapes are similar to those used for the Palmarejo underground.  For dimensions of longhole and transverse mining methods, refer to the ‘Stope Design’ section for the Palmarejo underground.  No cut and fill mining is included for Guadalupe but will be considered for future plans. Table 22.12 summarizes the parameters used for underground stope design.

Table 22.12: Guadalupe Mining Methods and Stope Design Parameters

Conventional Loughole	Vein Widths Between 5 and 15 meters	20 meters level spacing
Transverse Longhole	Vein Width Greater than 15 meters	20 meters level spacing

Conventional Longhole	Maximum Width up to 15 depending on ground conditions Maximum Open Span on Hanging Wall - 40 meters Minimum Hanging Wall Dip - 45 degrees Minimum Footwall Dip - 50 degrees	55% of underground mining
Transverse Longhole	Maximum width of primary and secondary stopes - 8 meters Minumum Hanging Wall Dip - 45 degrees Minimum Footwall Dip - 50 degrees Maximum Length - 40 meters	45% of underground mining

Figure 22.10 shows the areas in the mine by designed mining method.  Depending on the complexity of the solids some areas in the mining shape include internal waste that does not have to be mined.  Detailed work is required to accurately define the stope shape that can be mined and minimize dilution.

Figure 22.10: Longsection showing Mining Methods

(looking west)

Dilution and Mining Losses

Any unclassified or inferred material within the solids was treated as internal waste tonnes, with a grade of 0.0 grams per tonne.  An additional 10% dilution at 0.0 grams per tonne was applied to all the design stope shapes.  The stope shapes were then given a pass/fail status based on the 2.29 g/t AuEq cutoff.  Passing stopes were used in the reserve calculations.  To obtain the final reserve estimate, background grades were applied to the dilution tonnes to adjust the reserve totals.  Background grades of 0.71 g/t gold and 61.42 g/t silver for dilution material were determined by expanding stope designs to approximately 110% of the original volume and averaging the grade of Measured and Indicated blocks within the expansion area (Inferred material was given a grade of 0.0 g/t).  For purposes of this study no ore-loss was assumed.

Underground Development

Since the deposit covers approximately 2 kilometers of strike length, three portal locations where chosen for underground access.  The North portal is at an elevation of 1,180 meters and will provide the primary access to the underground mine.  All ore will be transported from underground to the surface through the North portal for final transport to the Palmarejo process plant.

A second access ramp will be developed at a later stage from the south of the main deposit with a portal elevation of 1,350 meters.  This ramp is also designed for use to transport most of the backfill material to this area.  The third portal and access ramp will serve the southernmost clavo, Las Animas.  Ramp development from each portal is listed in Table 22.13.

Table 22.13: Summary of Ramp Meters to Main Access Levels

	From Elev. (m)	To Elev. (m)	Distance (m)	Avg. grade (%)
North Ramp	1180	1140	856	4.7
Central Ramp	1350	1280	543	13.0
South Ramp	1240	1260	250	12.0

The underground development at Guadalupe is designed with main levels spaced 60 meters vertically.  The sub-levels are spaced at 20 meter intervals and are connected via sub-level ramps designed at a maximum gradient of 14%. Lateral drifts that run parallel to the ore body are used for access and ore haulage are designed at an average of 20 meters away and into the footwall of the ore veins.  These access drifts are designed at the proper gradient to allow for water drainage into underground sumps.  Table 22.14 summaries the Primary development for the ore deposit.

Table 22.14: Guadalupe Underground Primary Development Summary

Primary Development	Length (m)	Section (m x m)
Lateral Drifts	9,748	5.0w x 4.6h
Main Ramps	7,152	5.0w x 4.6h
Sublevel Ramps	4,940	5.0w x 4.6h
Level Access (from ramps)	1,017	5.0w x 4.6h
Vent Shaft Access	222	5.0w x 4.6h
Vent Shafts	829	3.0w x 3.0h
Total	23,908

Secondary development at Guadalupe includes ore passes and stope accesses, Table 22.15.  Stope accesses for conventional longhole are spaced an average of 80 meters apart with the assumption that stope mining will advance approximately 40 meters in each direction from each access.  Stope access for the transverse longhole stopes are designed at 12 meter intervals.  Figure 22.11 shows the underground development plan for Guadalupe.

Table 22.15: Guadalupe Secondary Development

Secondary Development	Length (m)	Section (m x m)
Ore Passes	1,052	2.5w x 2.5h
Ore Pass Access	360	5.0w x 4.6h
Longhole Stope Access	4,226	5.0w x 4.6h
Transverse Stope Access	5,734	5.0w x 4.6h
Total	11,372

Figure 22.11: Guadalupe Underground Development and Stopes

View is looking to the West

Underground Development Costs

Development costs or drifting costs for Guadalupe where determined from actual costs experienced at the Palmarejo mine.  Based on this data the average cost for excavating a 4.5 meter by 5 meter drift including ground support is $1,500 USD per meter.  This cost was used in the Guadalupe study.

Development Schedule

Initial development is expected to begin at the North Portal in August of 2011. Establishing an initial ventilation circuit is key to allowing that start of production.  Once the ramp reaches the first surface ventilation raise, near the Norte ore body, completing that raise will be priority.  With the addition of more ventilation, the development rates will increase in the second quarter of 2012.  From this point the development of stopes and connections to surface, either raises or ramps, is planned to keep pace with the production requirements.  A total of 33,400 meters laterally and 1,881 meters vertically is planned.  Table 22.16 shows the planned underground development for Guadalupe.

Table 22.16: Guadalupe Underground Development Schedule

Year	2011	2012	2013	2014	2015	2016	2017	2018	Total
Lateral Meters	638	5,738	7,140	7,140	7,140	5,604	0	0	33,399
Vertical Meters	0	640	438	319	49	436	0	0	1,881

Production Schedule

Underground production at Guadalupe is scheduled to begin in mid 2012.  By that time the development, which begins at the North Portal, will have reached the first area of the Guadalupe Clavo.  The north surface ventilation raise will also be completed by this time to allow the additional equipment needed to start production.  Development and ore production will continue simultaneously through most of the mine life.  The underground mine will begin production at 1,000 tonnes per day in 2012, increasing to a peak design rate of 4,100 tonnes per day before tapering off in the final year.  Based on current reserves and production rates and assuming 340 working days a year, Guadalupe will have a mine life of 7 years.  Production from Guadalupe is summarized in Table 22.17.

Table 22.17: Guadalupe Underground Production Schedule

Year	2011	2012	2013	2014	2015	2016	2017	2018	Total
Guadalupe UG TPY	0	350,000	520,000	688,000	1,300,000	1,400,000	1,400,000	1,003,761	6,661,761
Guadalupe Au (g/t)	0	1.96	2.25	1.83	1.68	1.60	1.50	1.83	1.72
Guadalupe Ag (g/t)	0	116.01	158.35	159.66	158.48	140.72	141.52	149.59	147.30

Underground Equipment

The underground mine development and production will be achieved from use of 4 and 8 cubic yard loaders (LHD’s) and 30 tonne underground trucks plus all associated equipment, Table 22.18.  The table shows equipment purchase or transfer from Palmarejo beginning in year 1 with additional pieces purchased throughout the mine life with a large purchase of replacement units in year 5.

Table 22.18: Underground Equipment

Mobile Equipment Underground	Total LOM	Year 1	Year 2
LHD 8 yd.	3	1	1
LHD 4 yd.	3	2	1
Truck 30t	3	1	2
Road Grader 12	1	1
Backfill truck	2
Jumbo 2-boom	2	1	1
Jumbo 1-boom	2	1	1
Bolter (DS310)	1	1
Long Hole Drill	2	2
Alimak	1		1
D5	1	1
Jackleg	18	4	2
Stoper	2	2
Diamond Drill	3	1
Scissor Lift	3	1	1
Powder Truck	2	1	1
Personnel Transport	1	1
Telehandler	1	1
Lube Truck	1	1
Light Vehicles	8	2	2
Sustaining Misc.	8	1	1
Transport Mule (Kawaski)	6	3

Mine Ventilation

Airflow Requirements

Airflow requirements for the Guadalupe underground mine were based on a ventilation rate of 0.06 cubic meters per second (m3/s) per kilowatt (kW) for operating diesel equipment. This assumption is used for initial planning purposes and can be verified and/or adjusted once the primary ventilation infrastructure has been finalized.  Considering the minimum equipment used at each active mining location, a minimum airflow of 40 m3/s will be required at every active heading of the mine.  This means that all the drifts and internal ramps that will eventually become part of the permanent ventilation system, in the full production phase, were designed to carry at least the minimum airflow.  In order to determine the total airflow required for the mine in full production, Table 22.19 lists the ventilation requirements for the diesel equipment fleet.

Table 22.19: Estimated Ventilation Requirements

ITEM	OPERATING FACTOR	HP/ UNIT	KW/ UNIT	cu m/s UNIT*	Quantity ea	Total cu m/s	Manufacturer/model
PERMANENT MOBILE EQUIPMENT:
LHD 4 cyd (3 m3)	70%	165	123	10	3	22	Elphinestone R1300G
LHD 8 cyd (6.1 m3)	100%	353	263	22	3	67	Elphinestone R1700G (7.5 cyd)
Truck 30 ton (27.2 tonne)	100%	408	304	26	3	77	Elphinestone AD-30
Truck 30 ton (27.2 tonne) - Backfill	40%	408	304	26	1	10	Elphinestone AD-30
Drill Jumbo (Development) - 2 Boom E/H	30%	78	58	5	2	3	Copco Boomer 282
Drill Jumbo (Secondary Breaking) - 1 Boom E/H	30%	78	58	5	1	1	Copco Boomer 281
Longhole Drill - large	30%	99	74	6	1	2	Sandvik DL320
Longhole Drill - small	30%	41	31	3	1	1	Sandvilk DL210
Drill Jumbo (bolting)	30%	173	129	11	1	3	Copco Boltec MC
Explosives Truck - Development & Production	70%	174	130	11	2	15	Getman A-64
U/G Road Grader	30%	150	112	9	1	3	Getman RGD 1500/MB 904 LA
Scissor Lift	30%	174	130	11	1	3	Getman A-64 Series
U/G Tractor (General)	30%	50	37	3	3	3	Kubota

Mobile Equipment Subtotal						211

Miscellaneous Allowance	25%					53
Total Estimated Ventilation Requirements						264

During the initial phase of the project, the northern decline will be excavated from the surface to the intersection of the first surface intake raise.  During this time, it is assumed that a single area of the mine will be active using ventilation duct from the portal. As the mine development progresses and the first ventilation circuit is established, the ventilation design can support up to three active areas with the ventilation system infrastructure being designed around a maximum through-put of 135 m3/s.  Once the central surface intake raise and central decline are excavated, a total maximum through-put of 270 m3/s can be obtained to meet the required 264 m3/s for the diesel equipment fleet.  The third and southernmost decline will finally be excavated to allow quicker surface access to the southern and final production areas of the mine.

In this study, considering the project location, it was assumed that no air heating or cooling will be required.

Air Velocity Limits

Air velocity should be established according to accepted industry standards.  Insufficient air velocity can result in increased exposure to contaminants such as dust and products of combustion (i.e. diesel particulate matter), while excessively high velocities can also lead to re-entrainment of dust, high system operating cost and worker discomfort. In the main ramps, velocities between a minimum of 1 m/s and a maximum of 6 m/s are recommended. Air velocity at the ramps and the main entrance should be limited to 10 m/s while velocities at the dedicated ventilation raises should be limited to 15 m/s.  The maximum airflow requirements along with the upper and lower velocity limits will determine and or/support the basic infrastructure requirements at the mine including the minimum cross-sectional area(s) for the haulage ramps and ventilation raises.  Table 22.20 shows the air quantities and velocities for the ventilation system.

Table 22.20: Ventilation Distribution Summary

	Effective Area Calculations							Maximum
Item	Width (m)	Height (m)	Dia. (m)	Area (sq m)	Util. (percent)	Area (sq m)	Velocity (m/s)	Airflow (cu m/s)	Distribution (cu m/s)
Intake
Raise #1	3.0	3.0		9	100%	9	15.0	135
Ramp #2 Access	5.0	4.6		23	100%	23	4.0		92
North Decline Access	5.0	4.6		23	100%	23	1.9		43
Subtotal								135	135
Raise #2	3.0	3.0		9	100%	9	15.0	135
Upper Ramp #3 Access	5.0	4.6		23	100%	23	3.7		85
Lower Ramp #3 Access	5.0	4.6		23	100%	23	2.2		50
Subtotal								135	135
Total Intake								270	270

Exhaust
North Decline	5.0	4.6		23	100%	23	1.9	44
Drift from Raise #1	5.0	4.6		23	100%	23	1.9		44
Subtotal								44	44
Middle Decline	5.0	4.6		23	100%	23	5.1	116
Upper Ramp #3	5.0	4.6		23	100%	23	1.3		30
Ramp #2 and Lower Ramp #3	5.0	4.6		23	100%	23	3.7		86
Subtotal								116	116

South Decline	5.0	4.6		23	100%	23	4.8	110
Upper Ramp #4	5.0	4.6		23	100%	23	2.4		55
Lower Ramp #4	5.0	4.6		23	100%	23	2.4		55
Subtotal								110	110
Total Exhaust								270	270

Primary Ventilation System

The Main deposit at the Guadalupe mine has five openings to the surface (see Figure 22.12); the North, Middle and South portals and two dedicated ventilation raises. The primary intake and escape raise is designed for a maximum 135 m3/s of air flow. This air is designed to supply up to three mining areas (development or production) which will be exhausted out of the mine through the main ramp. The second dedicated ventilation raise is also utilized as an intake to the mine with approximately 135 m3/s maximum airflow capacity. A regulator will be needed on the upper access drift of this second raise in order to split the air between upper and lower workings of the mine.  All three portals will serve as exhaust for the mine with the North portal having an air door system to prevent short circuiting of the air from the first intake escape way raise.

This system configuration of two raises that intake air and haulage ramps exhausting air, provides an intake split of air to the primary escape ways that could be readily accessed from any location in the mine. This design also provides fresh and clean air directly to the working areas for both development and production activities. This configuration is preferred over a system that would use main ramps as the primary intake for the mine, where a fire in the ramps could create potentially dangerous toxic conditions everywhere below the location of the burning equipment. Even if an escape way were installed in the exhaust raises, it is doubtful that personnel downstream of the conflagration would be able to safely exit the mine before being overcome by toxic fumes.

Figure 22.12 shows the portal and ventilation raise relative locations.

Figure 22.12: Guadalupe Air Ventilation System Arrangement

Once an internal ramp is no longer being used for ore production, only primary ventilation, the ore passes can create short circuiting problems if they are pulled empty.  Filling the ore passes with waste rock or installing bulkheads at each of the accesses after production mining progresses to another area, may solve this problem.

Auxiliary Ventilation

Ventilation of the main haulage ramp will be achieved via a system of auxiliary fans and ducting during development until it connects with the primary intake/escape way raise. Once this occurs, the blowing ventilation system will be moved ahead to the raise connection, and advanced down the ramp as development progresses. This system will facilitate the delivery of fresh intake air to the active working face of the ramp until the last connection to the intake raise is made.

The preliminary system was designed to deliver approximately 40 m3/s to the face (quantity enough for one active development section). In order to maintain as much overhead clearance as possible in the ramp, the duct diameter should be limited to a maximum of one meter. In order to achieve the required quantity, two 1m blowing bag systems should be installed in parallel. A single fan located at the mouth of each duct would need to develop approximately 4.8 kPa of pressure in order to provide the required 20 m3/s (half the required total multiplied by two ducts) to the face. The same airflows can be achieved using three fans installed in series (in each duct) with a maximum pressure of only 2 kPa. In a system with multiple fans, the possibility for collapsing flexible fabric ducts exist if fan spacing and sizing are not appropriately installed and monitored. This can be avoided by maintaining positive pressure on the upstream side of the fans located in-line (by starting fans in sequence), or installing sections of rigid duct on the intake side of those fans.

Power Supply

The Palmarejo Mine site is serviced with a high voltage line capable of all power requirements for the mine.  The mine also has back up generators capable of producing enough power to operate the entire Palmarejo mine and processing plant.  The same high voltage line runs within 4.8 kilometers of the Guadalupe site and it is expected that a spur line will be laid to the Guadalupe site at a cost of approximately $200,000 USD per kilometer as per quotations from Comision Federal de Electricidad (CFE) in Mexico.  The existing high voltage line does have excess capacity.  Guadalupe will require an estimated 2.5 mw of power.  Power lines in Guadalupe are set on-site as of November 2010, contracts pending on the official authorization and release from CFE.

Compressed Air

Compressed air will be used at Guadalupe to operate primarily jackleg drills and small pneumatic water pumps.  Compressed air will also be used in the maintenance shop.  The compressed air will be supplied via 550 hp compressors and distributed throughout the mine by 6 inch steel pipe.

Cemented Rock Fill (CRF)

Underground mining at Guadalupe will require backfill of mined out stopes to maximize ore recovery and provide safe ground conditions.  Since the ore host rocks, surrounding rocks and mining methods are similar to the Palmarejo mine the same type of backfill will be used at Guadalupe.  The backfill is an engineered cemented rock fill (CRF).

A cement consumption of 8% by weight was initially estimated for Palmarejo and the same is being designed for Guadalupe.  Test work on porphyritic andesite waste rock for the Palmarejo feasibility study showed that 8% cement by volume produced desired strengths of 0.5 to 1.0 Mpa uniaxial compressive strengths.  The same porphyritic andesite unit makes up a large portion of the waste rock at Guadalupe.  Additional waste rock at Guadalupe consists of rhyolite and this will need to have bench tests run to verify achieved strengths.  As the Palmarejo CRF plant achieves steady production in 2011, data from this will be used to modify the design parameters for the Guadalupe CRF plant if necessary.

Access Roads

The existing access road to property from Los Llanos will require improvement.  New roads on site accessing the portal locations and vent shaft locations will need to be constructed along with a new road from Guadalupe to Palmarejo to provide the haul road for ore transport (Figure 22.13).

Figure 22.13: Proposed Roads Guadalupe

Mine Dewatering

Assumptions for underground mine dewatering for the Guadalupe project are similar to the Palmarejo mine.  The expected ground water flow during development is less than 5 liters per second and it is expected to increase to a maximum of 12.5 liters per second during the rainy season.  Underground water will be collected in sumps and recycled for use.  Excess water will be clarified and sent to the Palmarejo Fresh Water dam downstream of the Guadalupe North portal.  Production lateral drifts will be graded with water channels to properly drain and collect the underground water in sumps.  During backfill operations an additional inflow of 5 liters per second is expected.

Ore Transport to Palmarejo

The transport of ore from the Guadalupe mine mouth to the Palmarejo processing will be achieved by a loader/truck fleet.  The assumption for the loader and truck is that a single 988 loader and a single 777 truck will be used for the life of the mine. Operating cost for this fleet is estimated to be $2.56 per tonne.

22.2 Processing and Recoverability

The Palmarejo processing plant is located on the northern flank of the Palmarejo ore body and ore from Guadalupe will be hauled via a 777 truck to the Palmarejo ROM pad. The Guadalupe ore will be blended with the Palmarejo ore for feed into the crusher. Blending occurs by selectively feeding the crusher by buckets from the 988 loaders of ore types based on metallurgical characteristics.  A small crushed ore stockpile downstream of the primary crusher is reclaimed by apron feeder to feed the SAG and ball mills, with cyclone overflow reporting to rougher-scavenger and cleaner flotation cells. Flotation concentrate is thickened and cyanide leached, and all float tails report to a CIL circuit.  The pregnant eluate from the concentrate leach and stripped CIL carbon is treated by electro-winning to produce a powder that is filtered, dried and smelted on site into 150 kg ingots. Dore bullion is shipped by contract armored truck to a refinery.

Overall LOM recovery of Palmarejo and Guadalupe ore is expected to be approximately 93.00% of contained gold, and approximately 80.00% of contained silver (see Section 16 for metallurgical testing).

Tailings thickeners, water storage tanks, and miscellaneous reagent and storage facilities are also located in the same process plant area.  A diesel power generation facility is situated on a pad below the plant site to provide a reliable back-up power supply independent of a main 115kV power supply which feeds from the national grid.

Tailings slurry undergoes thickening for water recovery, cyanide detoxification, and is ultimately discharged to the tailings impoundment located in the watershed outlet downstream of the open pit waste rock storage area.

Based on existing metallurgical tests and mineralogy of the Guadalupe ore overall recovery of Guadalupe ore is expected to be approximately 93% of contained gold, and approximately 80.00% of contained silver.  Testing will continue to verify and optimize metal recoveries at Guadalupe during 2011.

22.3 Markets and Contracts

The final product shipped from Palmarejo consists of doré ingots weighing approximately 30kg each. It is estimated that the bars are composed of approximately 96.5% silver, 1.5% gold and 2.00% miscellaneous impurities. Doré bullion is shipped by armored truck to a refinery. The relatively pure precious metals are then be sold by the refinery on the open market to a variety of buyers in a number of different industries. Coeur has no control over the ultimate end use of its gold and silver.

Contracts

Coeur has numerous business contracts in place to allow day-to-day mining, crushing and processing functions to operate smoothly. The terms of these contracts, with regard to charges, etc. are all within industry norms.

22.4 Environmental Considerations

The results of testing thus far indicate that the majority of the waste rock mined through 2011 will not be problematic with respect to acid rock drainage. Thus far in the mining sequence the majority of waste rock has been produced by the highly oxidized zones in the open pit.  Therefore, acid base accounting results indicate that disposal of the waste rock will result in a non-acid forming dump. However, further testing is continuing during project development and operations to fully develop the database for assessment of the potential for acid rock generation as mining proceeds into less oxidized zones.  The focus of future testing will provide information on the classification of individual rock types and specific acid base accounting tests to ultimately construct waste rock dumps that provide a physically and chemically stable land form.  This testing is compliant with Coeur environmental initiatives and is also required to conform to the management and mitigation requirements of existing permitting.

Tests on composite tailings samples are being conducted to assess the potential for the generation of acid. Results from testing will include acid generation potential and multi-element composition.  However, the potential for acid generation is negligible given the overall neutralizing capacity of the tailings, resulting from the milling process.  In addition, the tailings are essentially anoxic and incapable of oxidizing while inundated with water.

The Mexican permitting document the Expression of Environmental Impact (Spanish: (Manifestación de Impacto Ambiental or MIA) was approved on May 23, 2006. The MIA has a term of 13 years and can be extended by application to the Secretariat of Environment and Natural Resources (in Spanish: Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT) this agency is Mexico’s environment ministry.

According to the 2006 MIA, the Palmarejo Mine permits have been granted full authorization for open pit gold and silver mining within the area depicted in the MIA.  However, with the addition of underground mining and other construction changes, a permit modification was required. Coeur requested the corresponding authorization for the modifications from SEMARNAT and received confirmation that no further environmental analysis was required as of March 28, 2008.  Therefore all changes necessary for mine construction were approved as of 2008.  This included permits for exploration and for construction of an open pit gold and silver mine, and associated cyanide leaching, refining and cyanide detoxification of the tailings prior to discharge into the tailings impoundment (INCO detoxification process).

Construction of the project was largely completed in 2009.  Subsequent to initial construction, Palmarejo has received some conditional approvals for continued construction, including the required authorizations for the Change in Land Use and the subsequent Environmental Authorization from SEMARNAT. An upgraded MIA to increase the authorized area for disturbance by 564 hectares and 10 years was approved on December 7, 2010. The change in use required a payment of roughly $660,000 USD to the Mexican Forestry Fund which was made in 2010 for the first 329 hectares of disturbance. Should additional disturbance be required it can be added to the balance up to 564 hectares without additional permitting requirements.  Payment to the Forestry Fund comenserate with the additional disturbance would be required.

The Environmental Authorization for the project requires a restoration program for mining areas that will recover the soil for landscape restitution and restore ecosystem conditions that provide for previous land use objectives.  This program, at a minimum must include:

•                  Activities schedule — develop a schedule for reclaiming critical areas of the disturbed landscape that returns the land to use as soon is as practicable.

•                  Slope stabilization:

•                  Analysis of landscape’s basic components and interrelated factors.

•                  Geo-morphological analysis that provides guidelines for final landscaping.

•                  Hydrological analysis (infiltration, surface streams and surface storage).

•                  Natural vegetation characterization stating current vegetation, structure and physiognomy, as well as identification of physiological requirements in order to use this information to select promissory species during restoration activities.

Coeur d’Alene Mines’ Corporate Environmental Policy underpins the company’s commitment to protecting the environment. The policy provides a structure for the company to operate responsibly to maximize the benefits of a modern extractive industry and will conduct its activities in such a manner as to protect the physical environment, its employees and the general public.  This policy can be summarized as ‘Producing and Protecting’.

Coeur’s approach to reclamation in the Palmarejo District will mirror its environmental policy as well as seek to accomplish the following goals:

•                  Comply with Mexican environmental and reclamation laws and regulations;

•                  Where such standards do not exist, the company will maintain compliance with the provisions of the Coeur Environmental Policy;

•                  Respect the local community’s interest in providing productive post mining land uses that benefit the community;

•                  The appropriate post-mining land uses would include livestock grazing, wildlife habitat and future mineral development;

•                  Return disturbed lands to a safe and productive post mining condition, which includes physically and chemically stable land forms that will complement the associated regional hydrologic balance.

Coeur will adhere to the above philosophy along with the broad reclamation requirements presented in the SEMARNAT Environmental Authorization and NOM-141-SEMARNAT-2003 in developing and implementing the following reclamation objectives:

1.	Stabilization and protection of surface soil materials from wind and water erosion.
2.	Stabilization of steep slopes to provide durable post-mining land forms.
3.	Re-grading to provide rounded landforms and suitable growth media surfaces for natural invasion and re-colonization by native plants.
4.	Physical and chemical stabilization of the site works.
5.

Through working with the local land owners and those that use the associated environment Coeur will establish long-term, self-sustaining vegetation communities by reseeding and promoting natural invasion (re-colonization) and succession;

6.	Protection of surface and ground water quality including compliance with all water quality standards at closure;
7.	Projection of public health by reducing potential hazards typically associated with mines and mineral processing faculties, and/or restricting access, and,
8.	Minimization of long-term maintenance requirements, where feasible and where they are adapted to the long-term land use arrangements with local users.

Coeur conducts an annual review of its potential reclamation responsibilities company wide.  The year end 2010 preliminary assessment for the life of mine disturbance for final reclamation at the Palmarejo mine is estimated to be $17.3 million and for Guadalupe is estimated to be $2.1 million.

22.5 Taxes

22.5.1 Overview

Companies doing business in Mexico are subject to corporate income tax, value added tax, tax on real property, social security contributions on behalf of their employees, and as from 2008, possibly the flat tax. Some taxes are levied at the state and municipal levels. There is no excess profits tax.

A tax reform passed in 2007 includes the introduction of a flat tax to replace the asset tax as from 1 January 2008. From that date, corporations (including permanent establishments of non-Mexican entities) and individuals will pay the sum of the income tax computed under the Mexican Income Tax Law and the excess of the flat tax over the income tax, if any. With the implementation of the new tax regime, the asset tax of 1.25% has been abolished. The asset tax was applicable where a company reported no taxable profits or if the assessed asset tax would be higher than the regular income tax.

Under mandatory profit sharing rules, employers are required to distribute and pay 10% of their “adjusted” taxable income to their employees. The actual distribution of profits must be paid within 60 days after the corporate income tax return has been filed (and no later than 31 May of the following year).

22.5.2 Taxable Income and Rates

The corporate income tax is assessed at a flat rate of 30%, a 2% increase from the 2009 rate.  However, this increased rate is scheduled to come back down to 29% in 2013 and 28% in 2014 and subsequent years.

A company is resident in Mexico if its place of effective management is in Mexico. Residents are taxed on their worldwide income. Companies not domiciled in Mexico are taxed only on their Mexican-sourced income. Income is deemed to derive from Mexican sources when the assets or activities are in Mexico or when the sales or contracts are carried out in the country, regardless of where title passes.

The gross income of a resident legal entity includes all income received in cash, in kind, in services or in credit, including income derived from abroad. This includes all profits from operations and income from investments not relating to the regular business of the corporation, and capital gains.

The taxable income on which the corporate income tax rate is applied is the difference between taxable revenue and expenses. The revenue and expense recognition is on an accrual basis.

Corporate capital gains or losses arising from the sale of fixed assets are treated as ordinary income or losses, taxable at the normal corporate rates. In calculating the taxable gains arising from the sale of land, buildings, equity shares and other capital interests, companies may apply an official schedule of inflation adjustments to the acquisition cost of the asset.

Foreign Investment Incentives and Restrictions

The Mexican government has curtailed the use of direct tax incentives for investment. The most significant tax incentive still available is the accelerated depreciation allowance for investments in production facilities, which allows same-year deductions for up to 92% of an investment’s value, which may vary by industry or type of assets. The accelerated depreciation allowance applies only to new assets. Many state governments are pursuing foreign investment through state tax incentives.

Mexico offers no tax holidays for local or foreign investors; the country’s accession to the General Agreement on Tariffs and Trade and to its successor, the WTO, has eliminated nearly all import duty exemptions. The government has lowered duties dramatically, with trends suggesting further reductions, particularly with respect to US and Canadian trade.

Foreign investment has been simplified by amending the relevant regulations, reducing legal and administrative bureaucracy, reducing local content requirements, modifying ceilings on foreign equity, eliminating most import license requirements and overhauling intellectual property legislation.

Foreign investment is permitted in all areas except those explicitly limited to the Mexican government. Foreign investors may hold up to 100% of the capital stock of any Mexican corporation or partnership, except in areas limited under the law. Where an investment is in a classified or regulated sector such as banking, railways or telecommunications, approval is required from the Foreign Investment Commission.

Flat Tax

As mentioned above, the flat tax became effective on 1 January 2008 and replaced the asset tax.

The flat tax is calculated on a cash-flow basis, with the tax base determined by reducing taxable revenue (primarily income derived from the sale of goods, the rendering of independent services and the leasing of tangible goods) with specific deductions. Interest, salaries and royalty payments are not deductible—with some narrow exceptions (e.g. royalties paid to independent third parties); a credit is granted to partially neutralize the impact of the non-deductible salaries. Under the flat tax rules, investments and inventory are fully deductible when purchased and paid, rather than being deducted under the depreciation or cost of goods sold rules. If deductions exceed revenue (“losses”), a credit is granted on such “losses” equal to 17.5% or the applicable rate according to the relevant fiscal year, which may be credited against the IETU in the following years.

Taxpayers first compute their income tax liability and their flat tax liability for a fiscal year. Because the income tax liability may be credited against the flat tax liability, the flat tax is paid only to the extent it exceeds the income tax (i.e. the flat tax acts as a “minimum tax”). In contrast to the abolished asset tax, any flat tax paid is not creditable for Mexican income tax purposes in subsequent years.

Deductions

Business expenses are deductible if they are properly documented and supported. The following deductions are permitted:

•                  Returns received or discounts or rebates granted in the tax year;

•                  Cost of goods sold;

•                  Expenses net of discounts, rebates or returns;

•                  Investments (depreciation on a straight line method, adjusted for inflation);

•                  Bad debt credits and losses from acts of God;

•                  The excess of profit shares over tax-exempt fringe benefits paid to employees;

•                  Contributions for the creation or increase of employee pension or retirement funds; and

•                  Accrued interest, subject to the thin capitalization rules.

Dividends are neither deductible by the distributing corporation, nor included in the gross income of the recipient (although they are included in the income base for calculating profit sharing). Other non-deductible items include:

•                  Those that do not meet the formal invoice requirements, income tax or VAT payments;

•                  Interest and inflation adjustments made due to extemporaneous tax payments;

•                  Provisions for employee liability and indemnity reserves; and

•                  Goodwill.

The income tax law aims to recognize the “real” reduction in debt that occurs as a result of inflation and the corollary decrease in the return on assets. Under the law, any excess of the inflationary reduction in debt over the amount of interest paid out is taxable as an “inflationary profit”, but any excess of the inflationary increase in the value of assets over the return on assets is tax-deductible. The system treats as interest both foreign-exchange losses and net gains from the sale of financial instruments, such as petro-bonds.

Losses

Tax losses are the difference between taxable income and authorized deductions when the amount of the deductions exceeds the income obtained in a particular fiscal year. Losses may be carried forward for 10 years. Losses not carried forward are forfeited.

Capital Gains Taxation

Capital gains arising from the sale of fixed assets, shares and real property are considered normal income and are subject to the standard corporate tax rate. Mexican law allows the proceeds from the sale of real property, shares and other fixed assets to be indexed to inflation.

Dividends

Dividends paid are non-deductible in computing taxable income, and dividends received are not included in taxable income. Mexico does not impose a withholding tax on dividends. Income tax paid by a non-resident company that distributes dividends to another non-resident company, which, in turn, distributes dividends to a Mexican corporation, may be credited against the Mexican corporation’s income tax liability provided the following conditions are satisfied:

•                  The dividend and the income tax are accrued by the Mexican corporation;

•                  The Mexican corporation owns at least 10% of the first-tier company;.

•                  The first-tier company owns at least 10% of the second-tier company;

•                  The minimum combined ownership in the second-tier company is 5%; and

•                  The Mexican government has concluded a broad exchange of information agreement with the country where the second-tier company is resident.

Interest

Interest payments to foreign banks resident in tax treaty countries are currently subject to a 4.9% withholding tax. The rate is 10% if in the absence of a tax treaty. Financial leases are taxed at 21%.

Royalties and Fees

Payments abroad for technical assistance, know-how, use of models, plans, formulae and similar technology transfer are subject to a 25% withholding tax. Royalties paid to a foreign licenser of patents, trademarks and trade names—without the rendering of technical assistance—are subject to a 28% withholding tax, except where Mexico has a tax treaty with the relevant country.

Business enterprises that make fee or rental payments to individuals for property must withhold a 25% tax on the interest portion of the lease payments. The tax and a statement including information about the payments made must be filed with tax authorities in February of the following year.

Foreign Income and Tax Treaties

Mexico grants a foreign tax credit for tax paid on income earned from abroad up to certain limits, against the amount of Mexican tax due.

Mexico has concluded tax treaties with more than 30 countries. As noted above, Mexico does not tax dividend distributions to non-residents as long as they are paid out of net (i.e. after-tax) income. Accordingly, the table below does not reflect withholding tax on dividend payments.

Controlled Foreign Companies

Companies, individuals and resident foreigners must pay tax on all earnings from companies or accounts in low-tax jurisdictions. Foreign-source income is deemed to come from a low-tax jurisdiction if it is not subject to taxation abroad or if it is subject to an income tax that is less than 75% of the income tax computed under Mexican tax legislation.

Passive income (i.e. dividends, interest, royalties and capital gains) derived directly or indirectly by a Mexican resident through a branch, entity or any other legal entity located in a preferential tax regime will be subject to taxation in Mexico in the year in which the income is derived. Specific rules apply that permit the non-taxation of active income in certain cases. Taxpayers earning income from a preferential tax regime must file an annual information return in February.

Consolidated Returns

Mexican law allows corporate groups to be taxed on a consolidated basis. The filing of a consolidated return has significant advantages, most notably the fact that the losses of some group companies may be offset against the profits of others. Also, dividends paid among companies of the group are not subject to any tax, notwithstanding that dividends do not originate from the CUFIN (net-of-tax profit) account. For tax purposes, a consolidated group consists of the Mexican holding company and the subsidiaries in which it has effective direct or indirect ownership interests in excess of 50% of the voting shares. Consolidation is on a proportional basis, based on the percentage owned directly or indirectly by the controlling company. Only companies resident in Mexico may be treated as holding companies.

Consolidated tax returns must be filed in the year following authorization from the SAT. Once consolidation for tax purposes has been elected, it must be continued for at least five years.

Taxpayers must disclose in the tax report, issued by an independent public accountant, the amount of income tax that has been deferred as a result of electing to file a consolidated tax return. Failure to disclose this information will result in deconsolidation of the group.

Turnover and Other Indirect Taxes and Duties

A value added tax (IVA) applies to both goods and services at a standard rate of 16%. Interest on non-business loans and credit card debt is also subject to IVA. The following are exempt: land and residential buildings, books and newspapers, share transfers, used chattels, tickets and other evidence permitting participation in lotteries, raffles, games of chance and competitions of every nature, national currency, foreign currency and gold and silver pieces, and alienation of goods among non-residents or by a non-resident to a Mexican entity registered in an authorized program to promote exportation of goods. Exports are exempt, as are supplies for maquiladoras

(IMMEX) if specific conditions are satisfied. Imports are not subject to IVA when used in the manufacture of exports. Services utilized abroad are subject to the 0% rate on exports of services if the services are contracted and paid by a non-resident with a PE in Mexico.

Companies may credit IVA payments against income or other tax payments; if the excess cannot be credited in its entirety, the taxpayer may apply for a refund.

Companies must settle IVA on a monthly basis, making the IVA payments for the preceding month. IVA payments for installment sales may be made when principal and interest payments are actually received, rather than when the sale is invoiced, provided half the purchase prices is paid after six months (35% of the price for final consumer sales). For imports, IVA is based on customs value plus tariffs. All companies should demand that IVA payable on their purchases be separated from deductible expenses.

22.6 Royalties

On January 21, 2009, the Company’s wholly-owned subsidiary, Coeur Mexicana SA de CV, entered into a gold production royalty transaction with Franco-Nevada Corporation under which Franco-Nevada purchased a royalty covering 50% of the life of mine gold to be produced from its Palmarejo silver and gold mine in Mexico.  Coeur Mexicana received total consideration of $78.0 million consisting of $75.0 million in cash plus a warrant to acquire Franco-Nevada Common Shares (the “Franco-Nevada warrant”), which was valued at $3.0 million at closing of the Franco-Nevada transaction.  On September 19, 2010, the warrant was exercised and the related shares were sold for $10.0 million.

The royalty agreement provides for a minimum obligation to be paid in monthly payments on a total of 400,000 ounces of gold, or 4,167 ounces per month over an initial eight year period.  Each monthly payment is an amount equal to the greater of the minimum of 4,167 ounces of gold or 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400 per ounce (which $400 floor is subject to a 1% annual inflation compounding adjustment beginning on January 21, 2013).  After payments have been made on a total of 400,000 ounces of gold, the royalty obligation is payable in the amount of 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400 per ounce, adjusted as described above.  Payments under the royalty agreement are to be made in cash or gold bullion.  Payments made during the minimum obligation period will result in a reduction to the remaining minimum obligation.  Payments made beyond the minimum obligation period will be recognized as other cash operating expenses and result in an increase to Coeur Mexicana’s reported cash cost per ounce of silver.

22.7 Capital and Operating Expenses

22.7.1 Capital Cost Estimate Palmarejo and Guadalupe

The Capital cost estimate for the Palmarejo Mine is based on development and construction of a combined open pit and underground mine operation with a supporting plant & infrastructure that will maximize extraction of the ore resource during operations.

Capital expenditures for the LOM for Palmarejo and Guadalupe are estimated at an additional $167.2 million from January 1, 2011 through the end of the mine life.

Major expenditures in 2011 at Palmarejo include $23.5 million for a CIL circuit expansion, $4.5 million for a water treatment facility, $11.0 million for the Final Tailings Dam (FTD) construction.  Expenditures for Guadalupe in 2011 are budgeted at $6.0 million for construction of the haul road from Palmarejo to Guadalupe and for initiation of the North Portal development drift.  Beyond 2011 the major capital items include $19 million distributed in 2012 and 2013 to complete the Final Tailings dam at Palmarejo and $35 million in 2012 for Guadalupe development and equipment.

Other capital expenditure includes underground development costs and general sustaining capital, etc. and are detailed in Table 22.16. The underground development comprises underground ramp access, development footwall drives, cross-cuts, vertical raises for ventilation and passes for transfer of ore and waste.

22.7.3 Operating Cost Estimate Palmarejo

Operating costs are summarized in Table 22.21. These operating costs are based on current costs as budgeted for 2010.  Open pit mining costs are shown for waste and ore mining.  Underground mining costs are shown for sustaining capital development and ore mining.  Processing cost includes ore processing and tailings disposal.  General and Administrative (G&A) includes all other costs incurred to sustain the operation.

Table 22.21: Palmarejo Operating Cost Estimates

Item	Unit	Cost
Open Pit Mining	$/tonne mined	$1.48
Underground Mining	$/tonne mined	$41.00
Processing	$/tonne ore	$28.35
G & A - Open Pit	$/tonne ore	$8.52
G & A - Underground	$/tonne ore	$9.15
Dore Shipping and Refining	$/tonne ore	$2.10
Cut-off Grade - Open Pit - Internal	g/t AuEq	1.27
Cut-off Grade - Underground	g/t AuEq	2.64
Gold Price	$/oz	$1,025
Silver Price	$/oz	$16.25
Mill Recovery - Gold	%	93
Mill Recovery - Silver	%	80
Payable Metal - Gold	%	99.75
Payable Metal - Silver	%	99.50

22.7.4 Operating Cost Estimate Guadalupe

Operating costs are summarized in Table 22.22.  Underground mining cost includes sustaining development and ore mining costs.  Processing cost includes ore processing and tailings disposal.  General and administrative (G&A) includes all other costs incurred to sustain the operation.  All costs are based on actual costs experienced at Palmarejo during 2010 except for the G&A cost and the transport cost. The G&A cost is estimated as the additional cost expected to run Guadalupe as a satellite project. Most of the administration cost is applied to Palmarejo, until which time the Palmarejo ore is mined out.

Table 22.22: Operating Cost Summary

Item	Unit	Value
Underground Mining	$/tonne mined	$34.01
Processing	$/tonne ore	$28.35
Transport*	$/tonne ore	$2.56
G & A	$/tonne ore	$2.92
Dore Shipping and Refining	$/tonne ore	$2.10

*From Guadalupe to Palmarejo Mill

Cut-off Grade - Underground	g/t AuEq	2.29
Gold Price	$/oz	$1,025
Silver Price	$/oz	$16.25
Mill Recovery - Gold	%	93
Mill Recovery - Silver	%	80
Payable Metal - Gold	%	99.75
Payable Metal - Silver	%	99.50

22.8 Economic Analysis

The economic analysis demonstrates that the Mineral Reserves are economically viable (Table 22.3).

Table 22.23: Economic Analysis

	Unit	Palmarejo	Guadalupe
Mine Production
Open Pit Tonnes	kt	3,350,747
Ore Au Grade	g/t Au	1.46
Ore Ag Grade	g/t Ag	178
Underground Tonnes	kt	2,352,876	6,661,761
Ore Au Grade	g/t Au	4.53	1.72
Ore Ag Grade	g/t Ag	277	147
Stockpile	kt	34,005
Ore Au Grade	g/t Au	1.23
Ore Ag Grade	g/t Ag	133
Mill Throughput
Total Ore Processed	kt	12,399,388
Ore Grade Au	g/t Au	2.18
Ore Grade Ag	g/t Ag	180
Metallurgical Recovery Au	%	93%	93%
Metallurgical Recovery Ag	%	80%	80%
Payable Au	Oz Au	99.825%	99.825%
Payable Ag	Oz Ag	99.825%	99.825%
Revenue
Gold Price	$/oz	$1,025
Silver Price	$/oz	$16.25
Gross Revenue	$M	$1,750.1
Operating Costs
Open Pit Mining	$M	$108.2
Underground Mining	$M	$340.8
Milling/Processing	$M	$357.1
Smelting and Refining	$M	$22.5
G & A	$M	$103.2
Corporate Management Fee	$M	$30.1
Royalty(1)	$M	$66.9
Total Operating Cost	$M	$1,028.9
Cash Flow
Operating Cash Flow	$M	$721.3
Construction Capital	$M	$57.5
Operating Capital	$M	$46.3
Capitalized Underground Development	$M	$52.4
Equipment Finance Lease Payments	$M	$39.7
Royalty(2)	$M	$182.7
Reclamation	$M	$19.4
Total Cash Flow (Net Cash Flow)	$M	$323.3

(1)  The royalty agreement provides for a minimum obligation to be paid in monthly payments on a total of 400,000 ounces of gold over an initial eight year period.   After payments have been made on a total of 400,000 ounces of gold, the royalty obligation is payable in the amount of 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400 per ounce, adjusted for inflation.  Payments made during the minimum obligation period will result in a reduction to the remaining minimum obligation.  Payments made beyond the minimum obligation period will be recognized as other cash operating expenses and result in an increase to Coeur Mexicana’s reported cash cost per ounce of silver.

As of January 1, 2011, the Mineral Reserves are estimated to generate a pre-tax net cash flow of $323.3 million based on future capital expenditure of $195.9 million as illustrated in the table above.  The stated Mineral Reserves yield an estimated mine life of approximately eight years.

The following tables illustrate the impact of changes to the financial performance of the project to changes in a number of operating parameters.  Note that there are no cumulative effects of multiple parameter modifications included in the following tables; only one parameter is altered in each case at the gold and silver prices listed for each case. The net cash flow is most sensitive to grade, then operating cost then capital costs.

Table 22.24: Sensitivity of Project Performance to Gold and Silver Price

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$925	$14.25	$169.7
$975	$15.25	$246.5
$1,025	$16.25	$323.3
$1,075	$17.25	$400.1
$1,125	$18.25	$476.9

Table 22.25: Sensitivity of Project Performance to a 10% Increase in Gold and Silver Grade

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$925	$14.25	$302.1
$975	$15.25	$386.6
$1,025	$16.25	$471.1
$1,075	$17.25	$555.6
$1,125	$18.25	$640.1

Table 22.26: Sensitivity of Project Performance to a 10% Decrease in Gold and Silver Grade

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$925	$14.25	$37.2
$975	$15.25	$106.4
$1,025	$16.25	$175.5
$1,075	$17.25	$244.6
$1,125	$18.25	$313.8

Table 22.27: Sensitivity of Project Performance to a 10% Increase in Operating Cost

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$925	$14.25	$76.5
$975	$15.25	$153.3
$1,025	$16.25	$230.1
$1,075	$17.25	$306.9
$1,125	$18.25	$383.7
Includes mining, processing, smelting/refining and G&A

Table 22.28: Sensitivity of Project Performance to a 10% Decrease in Operating Cost

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$925	$14.25	$262.9
$975	$15.25	$339.7
$1,025	$16.25	$416.5
$1,075	$17.25	$493.3
$1,125	$18.25	$570.1
Includes mining, processing, smelting/refining and G&A

Table 22.29: Sensitivity of Project Performance to a 10% Increase in Capital Costs

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$925	$14.25	$150.3
$975	$15.25	$227.1
$1,025	$16.25	$303.9
$1,075	$17.25	$380.8
$1,125	$18.25	$457.6
Includes construction capital, operating capital and equipment leases

Table 22.30: Sensitivity of Project Performance to a 10% Decrease in Capital Costs

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$925	$14.25	$189.0
$975	$15.25	$265.8
$1,025	$16.25	$342.7
$1,075	$17.25	$419.5
$1,125	$18.25	$496.3
Includes construction capital, operating capital and equipment leases

22.10 Mine Life

The mine life based on the stated Mineral Reserves is estimated to be approximately eight years.

Exploration potential at Palmarejo is excellent and it is believed that much of the mineral resources classified as “inferred” could be upgraded to indicated and measured with planned additional drilling from new access provided by the underground and open pit development. Future drilling programs at Palmarejo will also target discovery of additional new mineral resources occurring on the fringes of the deposit and at depth.

In the underground portion of the mine, only incremental capital development is required to provide access to these potential stopes, and the same mining methods and equipment can be used.  As such, if they were brought to a higher classification status by diamond drilling, they could readily be added into the existing reserve.

The open pit area also has recently exposed mineralized targets not identified by previous exploration. Drilling commenced in 2008 and is ongoing. The program was designed to further delineate new ore bearing structures within the minable confines of the open pit and to upgrade some or all of existing inferred resources to measured and indicated.

Potential exists at the Guadalupe deposit for expansion of Mineral Resource along strike to the northwest and at depth.  There is also upside potential identified in the La Patria prospect area where work in 2009 and 2010 has identified potential for a low grade disseminated gold system.  Exploration and infill drilling is scheduled for these areas in 2011.

On-going exploration activities have shown that the large claim holdings in the Palmarejo area contain numerous structures capable of hosting similar mineral occurrences to those at the Palmarejo Mine and many of the structures remain undrilled or only have a relatively small amount of exploration drilling conducted.

SECTION 23 - DATE AND SIGNATURE PAGE

The effective date of this Technical Report is January 1, 2011.

/s/ Daniel M. Thompson

Daniel M. Thompson
Date of Signature: February 28, 2011.

/s/ Michael G. Maslowski
Michael G. Maslowski, C. P.G.
Date of Signature: February 28, 2011.

/s/ Keith Blair
Keith Blair, C.P.G
Date of Signature: February 28, 2011.

SECTION 24 - CERTIFICATES OF QUALIFIED PERSONS

Daniel M. Thompson

505 Front Ave., Box I

Coeur d’Alene, Idaho 83816

Telephone: (208) 667-3511

Email: dthompson@coeur.com

CERTIFICATE OF QUALIFIED PERSON

I, Daniel M. Thompson, do hereby certify that:

1.               I am Manager of Technical Services, Coeur d’Alene Mines Corporation with its principal office at:

Coeur d’Alene Mines Corporation

505 Front Avenue, P. O. Box I

Coeur d’Alene, Idaho 83816 USA

2.               I am a graduate with a Bachelor of Science degree in Mining Engineering from the Montana College of Mineral Science and Technology, 1985.

3.               I am a registered professional engineer (P.E.) in the United States in the state of Washington.

4.               I have over 22 years experience in mining engineering and mineral resource and mineral reserve estimation.

5.               I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education and professional registration (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.               I am responsible for preparation of portions of Sections 22.1.1 and 17.1.8 regarding Palmarejo open pit operations and reserve estimate, of report titled, “Palmarejo Project, SW Chihuahua State, Mexico, Technical Report”, dated January 1, 2011, (the “Technical Report”), related to the Palmarejo Project operations.  I last visited the Palmarejo property on October 4th-8th, 2010.

7.               Prior to my employment with Coeur d’Alene Mines Corporation, I have had no prior involvement with the property that is the subject of the Technical Report.

8.               As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.               I am not independent of Coeur d’Alene Mines Corporation applying all the tests in section 1.4 of NI 43-101 because I am an employee of Coeur d’Alene Mines Corporation.

10.         I have read Canada National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any Canadian stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th day of February, 2011

/s/ Daniel M. Thompson

Daniel M. Thompson, P.E.

Keith R. Blair

Applied Geoscience LLC

5365 Mae Anne Ave., Suite A4

Reno,Nevada 89523 USA

Telephone: (775) 787-6253

Fax: (775) 201-0185

Email: applied_geoscience@sbcglobal.net

CERTIFICATE OF AUTHOR

I, Keith R. Blair, Certified Professional Geologist, do hereby certify that:

1.         I am Manager of:

Applied Geoscience LLC

5365 Mae Anne Ave., Suite A4

Reno, Nevada 89523 USA

2.         I graduated with a Bachelor of Science degree in Geological Engineering from Montana College of Mineral Science and Technology in 1986 and a Master of Science degree in Geosciences from the University of Arizona in 1991.

3.         I am a Registered Professional Geologist (C.P.G.) in good standing with the American Institute of Professional Geologists (Certificate # 10744).  I am also a member of American Institute of Mining, Metallurgical and Petroleum Engineers.

4.         I have worked as a geologist for over 20 years in mineral exploration and mineral resource estimation since my graduation from university.

5.         I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education and professional registration (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.         I am responsible for preparation or review and approval of sections 13, 14 and 17.1 of the report titled, “Palmarejo Project, SW Chihuahua State, Mexico, Technical Report”, dated January 1, 2011, (the “Technical Report”).  I last visited the property from 13 to 16 July, 2010.

7.         Prior to my retention by Coeur d’Alene Mines Corporation, I had involvement as a “Qualified Person” with the property that is the subject of the Technical Report with the previous property owner from 2005 to 2007.

8.         I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.         I am independent of Coeur d’Alene Mines Corporation applying all the tests in section 1.4 of NI 43-101.

10.   I have read Canada National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any Canadian stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th day of February, 2011

/s/ Keith R. Blair
Keith R. Blair C.P.G.

Michael G. Maslowski

COEUR MEXICANA SA.de C.V.

Av. Perif. De La Juventud # 6112

Local 3, Plaza Carrizales, Col. Haciendas del Valle

CHIC C.P. 31217

Chihuahua, Mexico

Telephone: (52) 614 2 36 38 00 Ext. 2615

Email: mmaslowski@coeur.com.mx

CERTIFICATE OF QUALIFIED PERSON

I, Michael G. Maslowski, C.P.G.-10890 do hereby certify that:

1.               I am Assistant General Manager, Coeur Mexicana with its principal office at:

Av. Perif. De La Juventud # 6112

Local 3, Plaza Carrizales, Col. Haciendas del Valle

CHIC C.P. 31217

Chihuahua, Mexico

2.               I am a graduate with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines, 1980.

3.               I am a Registered Professional Geologist (C.P.G.) with the American Institute of Professional Geologists (CN# 10890).

4.               I have over 30 years experience in exploration geology, mining operations management and Mineral Resource and Mineral Reserve estimation.

5.               I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education and professional registration (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.               I am responsible for preparation of all portions of the report titled, “Palmarejo Project, SW Chihuahua State, Mexico, Technical Report”, dated January 1, 2011, (the “Technical Report”), except for Sections 13, 14, 17.1 and portions of Sections 22.1.1 and 17.1.8 regarding the Palmarejo deposit open pit reserve estimate, related to the Palmarejo Project operations.  I currently work at the Palmarejo Mine site.

7.              Prior to my employment with Coeur d’Alene Mines Corporation, I have had no prior involvement with the property that is the subject of the Technical Report.

8.               As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.               I am not independent of Coeur d’Alene Mines Corporation applying all the tests in section 1.4 of NI 43-101 because I am an employee of Coeur d’Alene Mines Corporation.

10.         I have read Canada National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any Canadian stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th day of February, 2011

/s/ Michael G. Maslowski, C. P.G.
Michael G. Maslowski, C. P.G.

APPENDIX A - ABBREVIATIONS AND GLOSSARY OF TERMS

Coeur d’Alene Mines Corporation, and its operating units, employs both imperial and metric units in its Mineral Resource and Reserve statements and production reporting.  For purposes of clarity the following conventions are standard practice for all such reports:

Tonnes means dry metric tons.  One tonne equals 1,000 kilograms.  One tonne equals 1.1023 short (imperial) tons.

Ton means a short, dry ton of 2,000 imperial pounds.  One ton equals 0.90718 tonnes.

Ounce(s) means troy ounces of silver and / or gold metal.  One imperial pound equals 14.583 troy ounces.

Gram per tonne (g/t) means grams per tonne.  One gram per tonne equals 0.02917 ounces per ton.

Ounces per ton (oz/t) means troy ounces per short ton.  One ounce per ton equals 34.2846 g/t.  Unless stated otherwise, both silver and gold ounces in Mineral Resource and Mineral Reserves are reported as contained troy ounces.  Mineral Reserves include adjustments for mining dilution and mining recovery.  Unless otherwise stated Mineral Resources do not include Mineral Reserves.

Operating properties employing metric measurements:

Broken Hill

Cerro Bayo

Endeavor

Mina Martha

San Bartolomé

Palmarejo

Operating properties employing imperial measurements are:

Rochester

Kensington

Glossary of Terms

“adit” - horizontal, or nearly horizontal, passage driven from the surface, for the working of a mine.

“Ag” - silver, a metallic element with minimum fineness of 995 parts per 1000 parts pure silver.

“andesite” - a dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase (esp. andesine) and one or more of the mafic minerals (e.g. biotite, hornblende, pyroxene), with a ground-mass composed generally of the same minerals as the phenocrysts; the extrusive equivalent of diorite.

“assay” - the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.

“Au” - gold, a metallic element with minimum fineness of 999 parts per 1000 parts pure gold.

“basalt” - dark-colored igneous rock, commonly extrusive, composed primarily of calcic plagioclase and pyroxene.

“breccia”, “brecciation” - a rock composed of large, angular fragments cemented together in a finer-grained matrix. Brecciation is the process of producing a breccia by geologic processes.

“chalcopyrite” - a bright brass-yellow tetragonal mineral with the formula CuFeS2; constitutes an important ore of copper.

“CIM Standards”  — CIM Definition Standards on Mineral Resources and Mineral Reserves — Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in December 2005.

“clavo” — Spanish mining term which means “ore shoot” in English.

“cm” - centimeters.

“concentrate” - a product derived from separation of the valuable metal from most of the waste material in the ore.

“Cu” - copper, a ductile, malleable reddish-brown metallic element.

“cut-off grade” - the lowest grade of mineral resource considered economic; used in the calculation of reserves and resources in a given deposit.

“cyanidation” - a method of extracting gold or silver by dissolving it in a weak solution of sodium or potassium cyanide.

“dacite” - a fine-grained extrusive rock with the same general composition as andesite, but having less calcic plagioclase and more quartz.

“diamond drill” - a type of drill in which the rock cutting is done by abrasion, with a diamond impregnated bit, rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections. Syn: “core drill”.

“dilution” - an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

“dip” - the angle between a horizontal plan and an inclined surface such as a rock formation, fault or vein.

“dore” - gold and silver bullion bars which contain gold, silver and minor amounts of impurities which will be further refined to almost pure metal.

“drift” - horizontal passage underground that follows along the length of a vein of rock formation.

“eq” or “Eq” - equivalent.

“epithermal” - formed by low-temperature (50°— 200°C) hydrothermal processes.

“fault” - a fracture in a rock where there has been displacement of the two sides.

“flotation” - a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the waste or gangue material.

“fracture” - breaks in a rock, usually due to intensive folding or faulting.

“galena” - a mineral with the chemical formula PbS and an important source of lead, often found in veins with sphalerite.

“gangue” - that part of an ore deposit from which a metal or metals is not extracted.

“g” - grams

“g/t” - grams per tonne.

“ha” - hectares; 10,000 square meters.

“heap leaching process” - a process of extracting gold and silver by placing broken ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained gold and silver, which are then recovered in metallurgical processes.

“Indicated Mineral Resource” - the part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” - the part of a Mineral Resource for which the quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“kg” - kilogram

“km” - kilometer.

“km2” - square kilometer.

“lb” - pound.

“m” - meters.

“Measured Mineral Resource” - the part of a Mineral Resources for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve” - the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Synonymous with Ore Reserve per SEC Guide 7 and JORC Guidelines.

“Mineral Resource” - a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mm” - millimeter.

“NI43-101” - National Instrument 43-101 Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators effective as of December 30, 2005.

“open pit” - a surface working open to daylight, such as a quarry.

“ore” - naturally occurring material from which a valuable mineral(s) can be economically extracted.

“ore shoot” - a pipe-like, ribbon-like or chimney-like mass of ore within a deposit (usually a vein), representing the more valuable part of a deposit. Syn; “clavo”.

“oz” - ounce (troy).  1 troy ounce = 1.097 avoirdupois ounce.

“oz/ton” - troy ounces per short ton.

“Pb” - lead, a soft bluish-white, dense metallic element.

“porphyry” - an igneous rock of any composition that contains conspicuous, large mineral grains (phenocrysts) in a fine-grained matrix.

“preliminary feasibility study” — a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

“Probable Mineral Reserves” - the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“Proven Mineral Reserves” - the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“pyrite” - a mineral with the chemical formula FeS2.

“pyroclastic” - rock formed by the mechanical combination of volcanic fragments.

“Qualified Person” - for the purposes of NI 43-101, an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; and has experience relevant to the subject matter of the mineral project; and who is a member in good standing of a recognized self-regulatory organization of engineers or geoscientists.

“reverse circulation” - a rotary, percussion drilling method in which rock specimens are broken into small pieces, cuttings, and brought to surface by high pressure air passing in the annulus between an inner and outer drill casing. Abbrev “arc”.

“run-of-mine ore” - mined ore which has not been subjected to any pre-treatment, such as washing, sorting or crushing prior to metallurgical processing.

“shrinkage stoping” - a method of stoping which utilizes part of the broken ore as a working platform and as support for the walls.

“silicified” - a rock altered by a silica-bearing hydrothermal solution.

“sphalerite” - the main zinc ore, with the chemical formula (Zn,Fe)S, often found in veins with galena.

“split” - a vein or seam that is separated from the main vein or seam.  Syn; “loop”.

“Sn” - tin, a soft metal extracted from cassiterite.

“stope” - an excavation in an underground mine from which ore is being or has been extracted.

“strike” - the trend or direction of the intersection of a dipping a layer of rock, fault, vein or other geologic feature with a horizontal surface.

“tailings” - material rejected after recoverable valuable minerals have been extracted from the ore or concentrate.

“ton” - 2,000 pounds. Syn; short ton.

“tonne”- 1,000 kilograms.

“tuff”- a general term for all consolidated pyroclastic rocks derived from solid volcanic material which has been blown into the atmosphere by explosive activity.  Adj: tuffaceous.

“vein” - an epigenetic mineral filling of a fault or other fracture, in tabular or sheet-like form, often with associated replacement of the host rock; a mineral deposit of this form and origin.